UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NATURA &CO HOLDING S.A.

ITEM
1.	Discussion of Natura &Co Holding S.A.’s Business and Operations as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 and as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019.
2.	Unaudited Pro Forma Condensed Statement of Income for the year ended December 31, 2019.
3.	Unaudited interim condensed consolidated financial statements as of June 30, 2020 and for the three and six months ended June 30, 2020 and 2019 and the related notes thereto of Natura &Co Holding S.A.
4.	Audited consolidated financial statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 and the related notes thereto of Natura &Co Holding S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name: José Antonio de Almeida Filippo
Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Chief Legal and Compliance Officer

Date: September 30, 2020

Item 1

Discussion of Natura &Co Holding S.A.’s Business and Operations as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 and as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019.

i

EXPLANATORY NOTE

The Company is furnishing this Form 6-K (i) to give retrospective effect to certain changes in our operating segments that became effective in January, 2020 and present the resulting recast of financial information included in its Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Form 20-F”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 6, 2020, and (ii) to present a discussion of the Company’s business and operations as of June 30, 2020 and for the six months ended June 30, 2020 and 2019. The information in this Form 6-K is not an amendment to or restatement of the 2019 Form 20-F.

CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS FORM 6-K

All references in this Form 6-K to the “Company,” “we,” “us” and “our” refer to Natura &Co, as defined below, unless the context otherwise requires. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars, the official currency of the United States. All references to “pounds,” “pound sterling” or “£” are to the British pound sterling, the official currency of the United Kingdom.

In addition, as used in this Form 6-K, the following defined terms have the following respective meanings:

“ADSs” means American Depositary Shares, each representing two Natura &Co Holding Shares.

“Aesop” means Emeis Holding Pty Ltd and its consolidated subsidiaries.

“Avon” means Avon Products, Inc., a New York corporation, and its consolidated subsidiaries.

“B3” means the B3 S.A. – Brasil, Bolsa, Balcão, or São Paulo Stock Exchange.

“BNDES” means the Banco Nacional de Desenvolvimento Econômico e Social, or the Brazilian National Economic and Social Development Bank.

“Brazil” means the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil.

“Brazilian Central Bank” means the Central Bank of Brazil (Banco Central do Brasil).

“CDI,” or the Interbank Deposit Certificate (Certificado de Depósito Interbancário), means the “over extra group” daily average rate for interbank deposits, expressed as an annual percentage, based on 252 business days, calculated daily and published by B3, or any other index as may be further used in substitution thereof.

“CMN” means the Conselho Monetário Nacional, or the Brazilian Monetary Council.

“consultants” are independent sales representatives who, although they are not employed by Natura &Co, sell Natura &Co products to customers of Natura &Co.

“FGV” means the Fundação Getulio Vargas.

“IASB” means the International Accounting Standards Board.

“IBGE” means the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).

“IFRS” means International Financial Reporting Standards as issued by the IASB.

“Natura” means Natura Cosméticos S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil, and its consolidated subsidiaries (excluding Aesop, The Body Shop and their respective subsidiaries).

“Natura &Co” means (1) prior to the completion of the Transaction, Natura Cosméticos S.A. and its consolidated subsidiaries, and (2) after the completion of the Transaction, Natura &Co Holding S.A. and its consolidated subsidiaries, including Natura and Avon.

“Natura &Co Holding” means Natura &Co Holding S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil, excluding its subsidiaries.

“Natura &Co Holding By-Laws” means the by-laws of Natura &Co Holding.

“Natura &Co Holding Shares” means common shares of Natura &Co Holding.

“Natura Cosméticos” means Natura Cosméticos S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil.

“Natura Cosméticos Shares” means common shares of Natura Cosméticos.

“Natura Indústria” means Indústria e Comércio de Cosméticos Natura Ltda.

“Merger Sub I” means Nectarine Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Natura &Co Holding.

“Merger Sub II” means Nectarine Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Merger Sub I.

“Merger Subs” means Merger Sub I and Merger Sub II, collectively.

“Sales representatives” or “representatives” means independent contractors who are not employees of Avon or any of its subsidiaries, but directly or indirectly purchase products or services from Avon or any of its subsidiaries.

“The Body Shop” means The Body Shop International Limited, a private limited company registered in England and Wales and its subsidiaries.

“Transaction” means the transaction effected by the Agreement and Plan of Mergers, dated May 22, 2019, as amended on October 3, 2019 and as may be further amended from time to time in accordance with its terms (the “Merger Agreement”) entered into by Avon Products, Natura Cosméticos, Natura &Co Holding and the Merger Subs pursuant to which (i) Natura &Co Holding, after the completion of certain restructuring steps, held all issued and outstanding shares of Natura Cosméticos, (ii) Merger Sub II merged with and into Avon, with Avon surviving the merger, and (iii) Merger Sub I merged with and into Natura &Co Holding, with Natura &Co Holding surviving the merger, and as a result of which each of Avon and Natura Cosméticos became a wholly owned direct subsidiary of Natura &Co Holding.

“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland.

“United States” or “U.S.” means the United States of America.

“U.S. GAAP” or “GAAP” means generally accepted accounting principles in the U.S.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Financial Statements

Natura &Co Holding, formerly Natura Holding S.A., was incorporated on January 21, 2019 as part of a corporate restructuring process initiated by Natura Cosméticos on May 22, 2019, as described below under “—The Transaction.”

On November 13, 2019, the controlling shareholders of Natura Cosméticos contributed to Natura &Co Holding shares corresponding to approximately 57.3% of Natura Cosméticos’ capital. On November 13, 2019, all of the Natura Cosméticos shares held by the noncontrolling shareholders and not previously held by Natura &Co Holding were contributed to Natura &Co Holding in exchange for shares of Natura &Co Holding, and Natura Cosméticos became a wholly owned subsidiary of Natura &Co Holding (collectively referred to as the “Corporate Restructuring”). This contribution became effective on December 17, 2019.

Prior to the Corporate Restructuring, Natura &Co Holding had limited or no assets, operations or activities, or liabilities, and no material contingent liabilities or commitments.

The Corporate Restructuring was accounted for using the predecessor method of accounting, through which the historical operations of Natura &Co are deemed to be those of Natura &Co Holding. Accordingly, the consolidated financial statements included in this Form 6-K reflect:

•	the historical operating results and financial position of Natura &Co prior to the Corporate Restructuring;

•	the consolidated results of Natura &Co Holding and Natura &Co following the Corporate Restructuring;

•	the assets and liabilities of Natura &Co at their historical cost; and

•	Natura &Co Holding’s earnings per share for all periods presented.

•

The number of common shares issued by Natura &Co Holding, as a result of the Corporate Restructuring is reflected retroactively as of January 1, 2017, for purposes of calculating earnings per share in all prior periods presented.

The consolidated financial information presented in this Form 6-K has been derived from the following:

•

unaudited interim condensed consolidated financial statements as of June 30, 2020 and for the three and six months ended June 30, 2020 and 2019 and the related notes thereto of Natura &Co Holding, using the predecessor method of accounting, as explained above, included in this Form 6-K;

•

the audited consolidated financial statements as of December 31, 2019 and 2018 and for each year in the three-year period ended December 31, 2019 and the related notes thereto of Natura &Co Holding, using the predecessor method of accounting, as explained above, included in this Form 6-K; and

•	the audited consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015 and the related notes thereto of Natura &Co, not included in this Form 6-K.

The consolidated financial statements of Natura &Co Holding and Natura &Co are prepared in accordance with IFRS as issued by the IASB and are presented in Brazilian reais. The unaudited condensed interim consolidated financial statements of Natura &Co Holding are prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the IASB and are presented in Brazilian reais.

We maintain our books and records in Brazilian reais, which is the functional currency and presentation currency of the consolidated financial statements of Natura &Co Holding and Natura &Co. Unless otherwise noted, our financial information presented herein as of June 30, 2020, as of December 31, 2019 and 2018, for the six months ended June 30, 2020 and 2019, and for the years ended December 31, 2019, 2018 and 2017 is stated in Brazilian reais, our reporting currency.

The Transaction

Avon Products, Natura Cosméticos, Natura &Co Holding and the Merger Subs entered into an Agreement and Plan of Mergers, dated May 22, 2019, as amended on October 3, 2019 and November 5, 2019, or the Merger Agreement, pursuant to which (i) Natura &Co Holding, after the completion of certain restructuring steps, held all issued and outstanding shares of Natura Cosméticos, (ii) Merger Sub II merged with and into Avon, with Avon surviving the merger, and (iii) Merger Sub I merged with and into Natura &Co Holding, with Natura &Co Holding surviving the merger, and as a result of which each of Avon and Natura Cosméticos became a wholly owned direct subsidiary of Natura &Co Holding.

The Transaction was consummated on January 3, 2020. Accordingly, our results of operations and financial condition for the historical periods discussed in this section prior to the Transaction do not reflect or include the results of operations or any assets or liabilities of Avon as well as certain critical accounting policies and estimates related to goodwill, intangible assets and purchase accounting related to the Transaction. We began consolidating Avon and its subsidiaries as from January 3, 2020, and, accordingly, our results of operations and financial condition of and for the six-months ended June 30, 2020 and future periods may not necessarily be comparable to our results of operations and financial condition for historical periods prior to the Transaction, including those discussed below.

Currency Conversions

On June 30, 2020, the exchange rate for reais into U.S. dollars was R$5.476 to U.S.$1.00, based on the selling rate as reported by the Brazilian Central Bank. The selling rate was R$5.476 to U.S.$1.00 as of June 30, 2020, R$4.031 to U.S.$1.00 as of December 31, 2019, R$3.875 to U.S.$1.00 as of December 31, 2018, R$3.308 to U.S.$1.00 as of December 29, 2017, R$3.259 to U.S.$1.00 as of December 30, 2016 and R$3.905 to U.S.$1.00 as of December 31, 2015, in each case, as reported by the Brazilian Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of June 30, 2020 may not be indicative of future exchange rates.

Solely for the convenience of the reader, we have translated certain amounts included in this Form 6-K from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2020 for reais into U.S. dollars of R$5.476 per U.S.$1.00. The U.S. dollar equivalent information presented in this Form 6-K is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

Rounding

We have made rounding adjustments to reach some of the figures included in this Form 6-K. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this Form 6-K from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by the Brazilian Central Bank, the B3, the IBGE, the BNDES and the FGV. We believe that all market data in this Form 6-K is reliable, accurate and complete.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NATURA &CO

The following discussion of our consolidated financial condition and results of operations should be read together with Natura &Co’s audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017 presented in accordance with IFRS, as issued by the International Accounting Standards Board (IASB) and our unaudited condensed consolidated financial statements as of and for the three and six-month periods ended June 30, 2020 and 2019 presented in accordance with IAS 34 – Interim Financial Reporting as issued by the IASB, included in this Form 6-K, and the corresponding notes thereto. In addition, unaudited pro forma condensed consolidated financial statements as of and for the six-month periods ended June 30, 2019 is being presented as supplemental information.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons.

The Transaction and Items Affecting Comparability

The Transaction was consummated on January 3, 2020. Accordingly, our results of operations and financial condition for the historical periods, prior to the transaction, discussed in this section do not reflect or include the results of operations or any assets or liabilities of Avon as well as other purchase accounting adjustments, including the recognition of separately identifiable intangible assets, other fair value adjustments and the residual goodwill. We began consolidating Avon and its subsidiaries as from January 3, 2020, and, accordingly, our results of operations and financial condition in future periods may not necessarily be comparable to our results of operations and financial condition for historical periods, including those discussed below.

To assist the discussion of our historical results of operations for the six-month periods ended June 30, 2020 and 2019, we have included an unaudited supplemental pro forma condensed consolidated statement of income information for the six-month period ended June 30, 2019. The unaudited supplemental pro forma condensed consolidated statement of income for the six-months ended June 30, 2019 includes our historical consolidated results of operations and the results of operations of Avon after giving pro forma effect to the Transaction as if it had been consummated on January 1, 2019. See “—Supplemental Information—Pro Forma Operating Results.”

Segment Information

Prior to the January 2020 announcement of the acquisition of Avon, our chief executive officer, who was our chief operating decision maker at the time, managed our operations based on five reportable segments: Natura Brasil, Natura Latam, The Body Shop, Aesop and others.

During the first quarter of 2020, and as a result of the acquisition of Avon, we began to manage our operations based on the following four reportable segments:

•	Natura &Co Latam – all operations of Natura, Avon, The Body Shop and Aesop located in Latin America;

•	Avon International – all Avon operations outside of Latin America;

•	The Body Shop International – all The Body Shop operations outside of Latin America; and

•	Aesop International – all Aesop operations outside of Latin America.

Previously reported segment information has been recast throughout the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Natura & Co,” as applicable, for all periods presented to reflect the changes in the reportable segments. Refer to note 23, “Segment Information,” to our audited consolidated financial statements contained herein for more information.

See “Presentation of Financial and Certain Other Information—Financial Statements” and “Presentation of Financial and Certain Other Information—The Transaction.”

Avon

Prior to the acquisition by Natura &Co, Avon reported four segments: Europe, Middle East and Africa, Asia Pacific, South Latin America and North Latin America. In order to align Avon’s reporting with how the business is operated and managed since the acquisition by Natura &Co, Avon has updated its reportable segments and two reportable segments were identified based on geographic operations: Avon International and Avon Latin America. For additional information please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Avon—Segment Review” in the current report on Form 6-K furnished to the SEC on September 30, 2020 including (i) the audited consolidated financial statements as of December 31, 2019 and 2018 and for each year of the three-year period ended December 31, 2019 and the related notes thereto of Avon, and (ii) certain additional information regarding Avon’s business and results of operations.

Critical Accounting Policies and Estimates

The preparation of our financial condition and results of operations in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of judgment regarding matters that are inherently uncertain and that impact the reported value of our assets and liabilities.

The accounting estimates and underlying assumptions are assessed on an ongoing basis and are based on historical experience and other factors that are considered to be relevant to the circumstances. Our actual results may differ from those estimates.

In order to provide an understanding of how we apply our judgments and estimates about certain future events, including the assumptions underlying our estimates, and the sensitivity of those judgments to different variables and conditions, we describe below our critical accounting policies:

Deferred Income Tax and Social Contribution

We recognize deferred assets and liabilities based on temporary differences between the carrying amount presented in our financial statements and the tax base of our assets and liabilities, using the applicable tax rates in effect. We regularly revise our deferred tax assets as to possibility of recovery, considering historical profit generated and projected future taxable income based on a technical feasibility study, which includes uncertainties inherent to such study.

Provisions for Tax, Civil and Labor Risks

We are party to various administrative and judicial proceedings. We constitute provisions to cover tax, civil and labor risks related to judicial proceedings for which the risk of loss is deemed to be probable and for which we can make an estimate of the amount at risk. The evaluation of the probability of loss is based on an analysis of available evidence, applicable law (including available case law), recent court decisions and their relevance to the legal system, as well as evaluation by legal counsel.

Post-Employment Healthcare Plan

Costs related to our post-employment healthcare plan are contingent on a series of factors determined using actuarial calculations, which, in turn, are based on a series of financial and demographic assumptions, such as the discount rate, medical inflation and percentage adhesion to the plan.

Stock Option Plan, Program for Granting of Restricted Shares and Strategy Acceleration Program

Our stock option plan, our program for granting of restricted shares, and our strategy acceleration program are measured at fair value at the grant date, and the expense is recognized in the statement of income during the vesting period against additional paid-in capital in shareholders’ equity. At the balance sheet dates, management reviews the estimates as to the number of stock options/restricted shares and, where applicable, recognizes the effect arising from this review in the statement of income for the period against shareholders’ equity.

Provision for Impairment Loss

An impairment loss is identified when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost of disposal and value in use. Fair value less costs of disposal is calculated based on information available about similar assets sold or market prices, less additional costs to dispose of the asset.

Value in use is calculated based on the discounted cash flow model. Cash flows are derived from a budget prepared for the following five to 10 years, according to the operating segment, and their projections consider the market’s expectations for operations, estimated investments and working capital, as well as other economic factors. The value in use is sensitive to the discount rate used under the discounted cash flow method, as well as the growth rate and perpetuity used for extrapolation purposes.

These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by the Company.

Trade Receivables and Provision for Expected Credit Losses

The provision for expected credit losses on trade receivables from customers is estimated based on the weighted loss risk of each aging group. The characteristics of our trade receivables are:

•	immaterial financial component;

•	noncomplex receivables portfolio; and

•	low credit risk.

We apply a simplified approach in calculating expected credit losses based on the lifetime credit loss at each reporting date. An estimated range was used using the weighted average of losses for the last six months. The calculation also considers the seniority of the consultant’s length of relationship, and a division between renegotiated and non-renegotiated past-due receivables. In addition, for the years ended December 31, 2018 and 2019, macroeconomic indicators did not have a significant impact in estimating the provision.

Upon adoption of IFRS 9, starting January 1, 2018, we concluded that the methodology described above was in line with the expected credit losses model of IFRS 9; therefore, the initial adoption IFRS 9 did not have a material impact in the estimation of the provision for expected credit losses on accounts receivable from customers that we currently apply.

Provision for Inventory Losses

The provision for inventory losses is calculated using a method that contemplates discontinued products, products with slow turnover, products expired and nearing expiration and products that do not meet quality standards.

Business Combination

We account for business combinations using the acquisition method. Such method requires recognizing and measuring the identifiable assets acquired and the liabilities assumed in the acquisition. Identifiable assets and liabilities assumed must be classified or designated on the basis of our own contractual terms, economic conditions, operating and accounting policies and other relevant conditions as at the acquisition date. Such assessment requires judgments on the methods used to determine the fair value of the assets acquired and liabilities assumed, including valuation techniques that may require prospective financial information inputs. For further information, see note 4 to our unaudited interim consolidated financial statements for the six-month period ended June 30, 2020.

COVID Impacts

Despite the level of uncertainty, we are closely monitoring the evolution of the pandemic caused by COVID-19 worldwide. Crisis committees were created on several fronts in order to monitor and analyze the impacts on preparation of cash flow estimates, the recoverability and impairment of assets, subsequent events and going-concern issues. Such assessment requires judgments on the methods used to determine the fair value of including valuation techniques that may require prospective financial information inputs. See also “Trade Receivables and Provision for Expected Credit Losses and Provision for Impairment Loss” above. For further information, see note 5.3 to our audited consolidated financial statements.

New Standards, Interpretations and Amendments Adopted in 2018

IFRS 15 – Revenue Recognition

IFRS 15 was issued in May 2014, and amended in April 2016. IFRS 15 affects any entity entering into contracts with customers, unless those contracts fall within the scope of certain other standards such as insurance contracts, financial instruments or lease contracts. IFRS 15 supersedes the revenue recognition requirements under IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, and the majority of other industry-specific guidance. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The standard provides a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and thresholds under the standard have been introduced, which may affect the amount or timing of revenue recognized.

We adopted IFRS 15 as of January 1, 2018 the using cumulative effect method. This adoption resulted in a recognition of deferred revenue related to our loyalty program (points campaign) and performance recognition of programs and events, as well as a reclassification of penalties and additional charges for late payments from operating expenses to net revenue, which were considered variable. These effects have positively impacted our net revenue, negatively impacted our operating expenses and positively impacted our financial results in the amount of R$171.4 million, R$177.8 million and R$6.5 million, respectively, in the fiscal year ended December 31, 2018.

IFRS 9 – Financial Instruments

In May 2014, the IASB issued IFRS 9 relating to the classification and measurement of financial instruments. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and this approach replaces the previous requirements of IAS 39. The approach in IFRS 9 is based on how an entity manages its financial assets (i.e., its business model) and the contractual cash flow characteristics of those financial assets. IFRS 9 also amends the impairment criteria by introducing a new expected credit losses model for calculating impairment on financial assets and commitments to extend credit. Further, IFRS 9 includes new hedge accounting requirements that align hedge accounting more closely with risk management. These new requirements do not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness but do allow for more hedging strategies to be used for risk management to qualify for hedge accounting and for more judgment by management in assessing the effectiveness of those hedging relationships. Extended disclosures with respect to risk management activity for those choosing to apply the new hedge accounting requirements will also be required under the new standard.

We adopted IFRS 9 with the initial application date of January 1, 2018. The adoption of the expected credit loss requirements of IFRS 9 did not have a material impact on our consolidated financial statements.

The adoption of the classification and measurement of financial instruments requirements of IFRS 9 had an impact in the classification of cash and banks as fair value through profit or loss and of Certificates of Bank Deposits as amortized cost.

It should be noted that the consolidated financial information as of and for the fiscal year ended December 31, 2017 does not reflect the adoption of IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments beginning on January 1, 2018.

IAS 29 – Financial Reporting in Hyperinflationary Economies

Additionally, starting from July 2018, Argentina has been considered a hyperinflationary economy. We have a subsidiary based in Argentina, consequently, as required by IAS 29 – Financial Reporting in Hyperinflationary Economies; the operating results of the subsidiary Natura Argentina must be disclosed as highly inflationary starting from July 1, 2018 (start of the period in which a hyperinflationary scenario was identified).

In addition, non-monetary items and income statement balances were restated to reflect the terms of the measuring unit current at the end of the reporting exercise. The balances were calculated by applying the changes on the index from the initial recognition date to the reporting date.

The translation of the balance sheet and income statement balances into the reporting currency, Brazilian reais, were based on the closing rate of the reporting period.

In the fiscal year ended December 31, 2019, the application of IAS 29 resulted in (i) a negative impact on the financial income (expenses) of R$13.9 million (R$25.1 million at December 31, 2018); and (ii) a negative impact on net income for the year of R$68.9 million (R$64.3 million at December 31, 2018).

The conversion of statement of income at the exchange rate on the reporting date, instead of average monthly exchange rate of the year, resulted in a positive impact on other comprehensive income for the fiscal year ended December 31, 2019 of R$17.7 million (R$19.1 million on December 31, 2018).

For further information, see note 3.3.1 to our audited consolidated financial statements included elsewhere in this Form 6-K.

New Standards, Interpretations and Amendments Adopted in 2019

IFRS 16 – Leases

The IASB issued IFRS 16 to replace IAS 17—Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures by lessors.

We adopted IFRS 16 from its effective date on January 1, 2019. For lease agreements meeting the IFRS 16 recognition criteria, we recognized right-of-use assets and lease liabilities of R$1,949.7 million, as of January 1, 2019, using the modified retrospective transition method with cumulative effect on January 1, 2019. For further information, see note 3.29 to our audited consolidated financial statements included elsewhere in this Form 6-K.

IFRIC 23 – Uncertainty Over Income Tax Treatments

On June 7, 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12—Income taxes, are applied when there is uncertainty over income tax treatments. In this situation, we recognize and measure our current or deferred tax assets or liabilities by applying IAS 12 based on our taxable profit or loss, the tax bases of assets and liabilities, unused tax losses and credits and tax rates. This interpretation became effective for annual periods beginning on January 1, 2019 and did not have a significant impact on our financial statements.

New Accounting Standards Issued but Not Yet Effective

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements as of and for the year ended 31 December 2019, except for the adoption of new standards effective as of 1 January 2020. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments and interpretations apply for the first time in 2020, but do not have an impact on the unaudited interim condensed consolidated financial statements of the Company.

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Company but may impact future periods should the Company enter into any business combinations.

Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments had no impact on the consolidated financial statements of the Company as it does not have any interest rate hedge relationships.

Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Company.

Conceptual Framework for Financial Reporting issued on 29 March 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the consolidated financial statements of the Company.

Amendments to IFRS 16: Covid-19-Related Rent Concessions

In May 2020, the IASB issued Covid-19-Related Rent Concessions—Amendment to IFRS 16 Leases (the amendment). The Board amended the standard to provide an optional relief to lessees from applying IFRS 16’s guidance on lease modification accounting for rent concessions arising as a direct consequence of the covid-19 pandemic. The objective of the amendment is to provide lessees that have been granted covid-19 related rent concessions by lessors with practical relief, while still providing useful information about leases to users of the financial statements. The amendments do not apply to lessors. These amendments had impact on the consolidated financial statements of the Company, see note 17 to our consolidated financial statements included elsewhere in this Form 6-K.

Principal Factors Affecting Our Results of Operations

Macroeconomic Environment

Our results of operations are dependent, to a large extent, on the level of demand for our products in the countries in which we operate. Demand for our products in those countries is affected by the performance of their respective economies in terms of GDP, as well as prevailing levels of employment, inflation and interest rates. We conduct a substantial part of our operations in Latin America, especially in Brazil.

In addition, the recent COVID-19 outbreak is spreading quickly and had an effect on demand in 2020. Business operations across Asia, Europe and the United States are being affected by factory disruptions and closures, quarantined workers and shortages of components, with a direct impact on the availability of goods and services. These disruptions to global supply chains impacted businesses generally and weaken demand from consumers, leading to a global economic slowdown in 2020.

Brazil

The Brazilian economic environment has historically been characterized by significant variations in economic growth, inflation, interest and currency exchange rates. A significant portion of our operations are located in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil, and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our operations, and the industry in general, may be affected by changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by GDP. The following table shows data for GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	As of and for the Six Months Ended June 30,				As of and for the Fiscal Year Ended December 31,
	2020		2019		2019		2018		2017
GDP growth(1)		(5,9%)		0.7%		1.1%		1.3%		1.3%
Inflation (deflation) (IGP-M)		4.4%		4.4%		7.3%		7.5%		(0.5)%
Inflation (IPCA)(2)		0.1%		2.2%		4.3%		3.7%		2.9%
Interbank rate – CDI(3)		3.5%		6.2%		6.0%		6.4%		9.9%
Long-term interest rates (average)(4)		3.6%		6.4%		5.9%		6.5%		10.1%
Exchange rate at the end of the period per U.S.$1.00	R$	5.476	R$	3.825	R$	4.0196	R$	3.871	R$	3.313
Average exchange rate per U.S.$1.00	R$	4.921	R$	3.845	R$	3.944	R$	3.655	R$	3.193
Appreciation (depreciation) of the real against the U.S. dollar(5)		(30.2)%		5.1%		(3.7)%		(14.4)%		(1.8)%

Sources: IBGE, Brazilian Central Bank, B3 and FGV.

(1)	GDP growth is presented for the years ended December 31, 2019, 2018 and 2017. For the six months ended June 30, 2020 and 2019, GDP is presented in comparison to the corresponding previous period.
(2)	IPCA is a consumer price index calculated by IBGE.
(3)	CDI refers to the average overnight interbank loan rates in Brazil, accumulated during the corresponding period.
(4)	The Brazilian long-term interest rate (taxa de juros de longo prazo), or the TJLP, is the rate applicable to long-term loans by BNDES, as of the period end.
(5)

Comparing the PTAX exchange rate at the end of the last day of the period with the day immediately prior to the first day of the period discussed. The PTAX is the exchange rate calculated at the end of each day by the Brazilian Central Bank. It is the average rate of all business conducted in U.S. dollars on the determined date in the interbank exchange market.

General economic stability in Brazil, following the onset of the global financial crisis in 2009, allowed the Brazilian Central Bank to continue its policy of reducing interest rates. Due to inflation and other general macroeconomics concerns, the Brazilian Central Bank began increasing interest rates, through the SELIC, a benchmark interest rate, which reached 10.00% at the end of December 31, 2013, 11.75% at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. Following changes in economic and politic scenarios, the Brazilian Central Bank started to reduce interest rates since then, where the SELIC reached 13.75% as of December 31, 2016, 7.00% as of December 31, 2017, 6.50% as of December 31, 2018 and 4.50% as of December 31, 2019. As of the date of this Form 6-K, the SELIC rate was 2.00%.

In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Unfavorable macroeconomic conditions in Brazil are expected to continue throughout 2020.

GDP has declined in the first half and is expected to be followed by growth in the third and fourth quarters. The recovery in activity, which started in some sectors as early as May and which tends to spread to most other sectors in the coming months, is due in part to the adoption of a set of measures to preserve income, jobs and production implemented to mitigate the impacts of the crisis. The recovery path in the second half will continue and for 2021, is projected growth of 3.6%.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments on our business. Recent economic and political instability has led to a negative perception of the Brazilian economy and increased volatility in the Brazilian securities markets, which also may adversely affect us and our securities. Any continued economic instability and political uncertainty may materially adversely affect our business and the trading prices of any of our securities. Furthermore, uncertainty over whether the Brazilian government will implement reforms and political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition.

Any deterioration in Brazil’s rate of economic growth, changes in interest rates, the unemployment rate or price levels generally may limit the availability of credit, income and purchasing power of our customers, thereby adversely affecting demand for our products.

Inflation

While minor variations in the rate of inflation can be passed on to our customers with no impact on the demand for our products and services, we believe that a significant increase in the rate of inflation may adversely affect demand for our products in that it may (i) adversely affect consumer confidence; and (ii) adversely affect consumers’ purchasing power.

In addition, a significant part of our costs and expenses are incurred in reais and adjusted when our suppliers or service providers increase their prices. In Brazil, our service providers in general use the IPCA index to adjust their prices, while our suppliers use the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), disclosed by IBGE, or INPC, the National Consumer Price Index, disclosed by FGV, or IGP-M, or the variation in the price of certain commodities, in order to adjust their prices according to the inflation. For operations in the United Kingdom, we have experienced low inflation, driven largely by falling oil prices and the strength of the pound sterling keeping down the costs of imports. However, the sharp fall in the value of the pound sterling since the vote to leave the EU means that imports have become more expensive, and inflation has risen.

Our gross revenue is also indirectly affected by inflation, since in general we transfer part of our cost increases to our consumers through price increases.

Foreign Exchange

We operate globally, with manufacturing and distribution facilities in various countries around the world. The increase or decrease in value of the real against the U.S. dollar and the euro affected and will continue to affect the results of our operations, particularly with regards to (1) the changes in raw material costs and imported goods or those linked to U.S. dollars; (2) our loans in foreign currency; (3) Natura’s costs of products sold in reais to our companies operating in Argentina, Chile, Peru, Mexico and Colombia; (4) our operations in Australia, Asia, Europe and the United States through Aesop; (5) our operations through The Body Shop brand, primarily related and limited to the translation of financial information to real; and (6) our operations around the world through Avon for which we had net underlying foreign currency exchange rate exposures through the Argentine peso, Brazilian real, British pound, Chilean peso, Colombian peso, the euro, Mexican peso, Peruvian new sol, Philippine peso, Polish zloty, Romanian leu, Russian ruble, South African rand, Turkish lira and Ukrainian hryvnia. Certain of our receivables and financial obligations assumed are denominated in foreign currencies.

Natura &Co currently manages its foreign exchange risk exposure by individual business units.

Our Natura Cosméticos subsidiary follows a Foreign Exchange Protection Policy which establishes maximum risk limits. Natura Cosméticos subsidiary performs sensitivity analysis, on a quarterly basis, on its foreign exchange risk exposure, considering the balances of foreign currency denominated accounts receivable and payable recorded in the consolidated financial statements, as well as future cash flows commitments denominated in foreign currency, with an average term of six months. An exposure limit is determined based on a percentage of the forecasted net profit, and Natura Cosméticos subsidiary hedges, at minimum, its net exposure exceeding such limit. In order to do so, Natura Cosméticos subsidiary enters into derivative contracts such as “swap” and “forwards” (Non-Deliverable Forwards, or NDFs).

In addition, Natura Cosméticos subsidiary’s policy is to hedge its exposure arising from loans denominated in a currency different from the functional currency of the corresponding entity. In order to hedge this exposure, Natura Cosméticos subsidiary has historically entered into derivative contracts which are accounted for under hedge accounting.

Due to its international sales and cost of sales denominated in different currencies, The Body Shop International is exposed to fluctuations of main currencies versus the pound sterling that can impact The Body Shop International’s results. In order to mitigate currency risk, The Body Shop International adopts a conservative approach of hedging, before the year-end, a significant portion of annual foreign exchange exposures for the following year, through forward purchases or sales contracts. Foreign exchange exposure is identified for the following year on the basis of the operating budgets of each subsidiary; however, a material proportion of our foreign exchange exposure is connected to The Body Shop International. These requirements are then reviewed regularly throughout the year in progress. The Body Shop International Limited is the finance company of The Body Shop International and provides working capital intercompany financing to all its subsidiaries in their local currencies. The Body Shop International hedges the foreign exchange risk arising on financing activity using foreign exchange swaps dealt with external financial counterparties.

Avon has a financial risk management program to reduce the potential negative effects from changes in foreign exchange and may reduce its exposure to fluctuations in fair value or cash flows associated with changes in foreign exchange rates by creating offsetting positions, including through the use of derivative financial instruments. Avon may use foreign currency rate-sensitive instruments to hedge a portion of our existing and forecasted transactions, and it expect that any loss in value for the hedge instruments generally would be offset by changes in the value of the underlying transaction. Avon does not enter into derivative financial instruments for trading or speculative purposes, nor is Avon a party to leveraged derivatives.

Interest Rates

We are exposed to interest rate risk as a result of certain financial investments, short- and long-term loans and financing. We normally maintain exposures to the interest rates on assets and liabilities linked to post-fixed rates. The financial investments, loans and financing, except for those contracted in TJLP, are adjusted by post-fixed CDI, according to the agreements executed with financial institutions and through trading of securities in the market.

We also contracted certain derivative financial instruments to mitigate exposure to interest rate other than CDI regarding our loans and financing agreements.

Other Factors

In addition, our results of operations have been influenced and will continue to be influenced by the following key factors:

•	acquisitions, partnerships and corporate restructurings;

•	demand for cosmetics;

•	seasonality;

•	hedging transactions (as discussed under “—Quantitative and Qualitative Disclosures About Market Risk”);

•	trade barriers in North America, Europe and other markets;

•	the growth rate of GDP in the countries where we operate, which can impact the demand for our services and, consequently, our distributed volumes and sales;

•	the tax policies adopted by the governments of the countries in which we operate;

•	cross-border commercial regulations; and

•	developments with respect to the COVID-19 pandemic in Brazil and globally.

Historical Operating Results

The following discussion of our results of operations is based on the financial information derived from Natura &Co Holding’s audited consolidated financial statements prepared using the predecessor method of accounting and in accordance with IFRS as issued by the IASB. In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, as applicable, except otherwise indicated.

Unless otherwise indicated, in the discussion that follows, references to 2019, 2018 and 2017 are to the years ended December 31, 2019, 2018 and 2017, respectively.

Overview

The following table shows our key consolidated financial information for the periods indicated.

	As of and for the Six-Month Period Ended June 30,				As of and for the Fiscal Year Ended December 31,
	2020		2019		2019		2018		2017
	(in millions of R$, except number of shares and per share amounts)
Shareholders’ equity		23,273.5		2,699.1		3,362.3		2,574.1		1,634.7
Total assets		61,092.9		16.535.4		21,184.5		15,379.5		14,957.5
Net revenue		14,505.2		6,318.9		14,444.7		13,397.4		9,852.7
Net income for the period/year		(1,217.0)		69.4		155.5		548.4		670.3
Number of shares (excluding treasury stock) (1)		1,251,239,859		863,638,974		865,660,042		861,455,004		860,817,516
Book value per share (R$/unit)	R$	18.60	R$	3.12	R$	3.88	R$	2.99	R$	1.90

(1)

Adjusted to reflect the distribution of bonus shares undertaken on September 17, 2019, which resulted in the issuance of new shares at a ratio of one share per one share outstanding of Natura Cosméticos.

For the six-month period ended June 30, 2020, 56.1% (64.1% in the six-month period ended June 30, 2019) of our net revenue derived from our LATAM segment, primarily from the sale of products to our consultants. For the fiscal year ended December 31, 2019, 61.3% (63.7% in 2018) of our net revenue derived from our LATAM segment, primarily from the sale of products to our consultants. The number of our consultants and their productivity are the main drivers of our gross operating revenue.

We recorded net loss of R$1,217.0 million for the six-month period ended June 30, 2020, compared to net income of R$69.4 million for the six-month period ended June 30, 2019. The principal factors affecting our net income for the six-month period ended June 30, 2020 were the consolidation of a loss at Avon during 2020, the expenses related to Avon’s acquisition of R$304.1 million, transformation costs of R$79.6 million and the effects of purchase accounting allocation, net of deferred taxes related to the amortization and depreciation, in the amount of R$278.3 million, of intangible assets, fair value step up of fixed assets, debts and inventory and others.

We recorded net income of R$155.5 million for the fiscal year ended December 31, 2019, compared to net income of R$548.4 million for the fiscal year ended December 31, 2018. The principal factor affecting our net income for the fiscal year ended December 31,2019 was mainly the taxes imposed on the formation of Natura &Co Holding as a result of the Natura Cosméticos shares contribution by the controlling shareholders to Natura &Co Holding, transaction costs related to the Avon acquisition and a higher effective income tax rate.

We recorded net income of R$548.4 million for the fiscal year ended December 31, 2018 compared to net income of R$670.3 million for the fiscal year ended December 31, 2017. The principal factors affecting our net income in the fiscal year ended December 31, 2018 were (1) higher depreciation expenses (one full year of depreciation from The Body Shop in 2018, as opposed to four months in 2017), and (2) an increase in net financial expenses (as set forth under “—Results for the Fiscal Year Ended December 31, 2018 Compared to the Fiscal Year Ended December 31, 2017”), partially offset by the lower income tax expenses resulting from the lower effective income tax rate in 2018.

Results for the Six-Month Period Ended June 30, 2020 Compared to the Results for the Six-Month Period Ended June 30, 2019

The following table sets forth our unaudited interim condensed consolidated financial information for the six months period ended June 30, 2020 and 2019.

	For the Six-Month Period Ended June 30,
	2020	2019	Variation
	(in millions of R$)
Net revenue	14,505.2	6,318.9	129.6%
Cost of sales	(5,254.2)	(1,773.7)	196.2%

Gross profit	9,251.0	4,545.2	103.5%

Operating (Expenses) Income
Selling, marketing and logistics expenses	(6,449.0)	(2,875.4)	124.3%
Administrative, research and development, technology and other project expenses	(2,603.6)	(1,104.3)	135.8%
Impairment losses on trade receivables	(452.9)	(118.0)	283.8%
Other operating (expenses) income, net	(277.9)	22.3	n.m.

	(9,783.4)	(4,075.4)	140.1%

Financial income	2,225.7	792.1	181.0%
Financial expenses	(2,721.9)	(1,161.8)	134.3%

Net financial result	(496.2)	(369.7)	34.2%

Net loss before income tax and social contribution	(1,028.6)	100.1	n.m.
Income tax and social contribution	(139.7)	(30.7)	355.0%

Net loss from continuing operations	(1,168.3)	69.4	n.m.

Net loss from discontinued operations (*)	(48.7)	n.a.	n.a.

Net (loss) income for the period	(1,217.0)	69.4	n.m.

(*)	Relates to Avon’s discontinued operations.

Net Revenue

	For the Six-Month Period Ended June 30,
	2020	2019	Variation
	(in millions of R$)
Operating segments
Natura &Co LATAM	8,138.1	4,048.4	101.0%
Avon International	3,771.5	n.a.	n.a.
The Body Shop International	1,872.4	1,717.8	9.0%
Aesop International	723.2	552.7	30.8%

Net revenue	14,505.2	6,318.9	129.6%

Our consolidated net revenue increased by 129.6%, to R$14,505.2 million for the six-month period ended June 30, 2020, from R$6,318.9 million for the six-month period ended June 30, 2019, mainly as a result of the acquisition of Avon, completed in January 2020, growth on beauty consultants performance of Natura &Co LATAM, The Body Shop International and Aesop International.

The following is a discussion of our main segments:

•

Natura &Co LATAM. Natura &Co LATAM’s net revenue increased by 101.0%, to R$8,138.1 million for the six-month period ended June 30, 2020, from R$4,048.4 million for the six-month period ended June 30, 2019, primarily due to the acquisition of Avon’s business acquisition, which represents 45.9% of total net revenue for the six-month period ended June 30, 2020, totaling R$3,739.2 million representing 91.4% of the total increase. The remaining 8.6% increase is mainly due to the strong performance of Natura’s digital relationship selling model in Brazil, offsetting declines in other countries of the LATAM region due to COVID-19, where more severe restrictions were applied.

In the six-month period ended June 30, 2020, the Natura brand in LATAM further consolidated its relationship selling model in the region, enhancing the digital capabilities of its consultants, whose productivity have been constantly growing. In the six-month period ended June 30, 2020, over 90% of consultants used the digital mobile platform, while 889,000 of these consultants had virtual consultant stores in Rede Natura, further increasing sales and their ability to reach customers.

•

Avon International. Since the acquisitions of Avon in January 3, 2020 through June 30, 2020, Avon International contributed R$3,771.5 million of net revenue, representing 26.0% of our total consolidated net revenue.

•

The Body Shop International. The Body Shop International’s net revenue increased by 9.0%, to R$1,872.4 million for the six-month period ended June 30, 2020, from R$1,717.8 million for the six-month period ended June 30, 2019. Net revenue increased primarily due to an increase in the average exchange rates from pound sterling to reais of 23.6%. The Body Shop International’s revenue in sterling pounds decreased mainly due to lower retail sales as a consequence of the restrictions imposed by the COVID-19 lockdown, that impacted retail performance during the first half of 2020 as most retail stores remained closed until the end of May 2020 and that started to reopen on June 2020. This was offset by a substantial shift to the e-commerce and At-Home (direct sales) channels.

During the six months end June 30, 2020, we had net closure of 86 stores (owned or franchised), which resulted in a total of 973 owned stores as of June 30, 2020 (compared to 991 as of June 30, 2019), and 1,724 franchised stores as of June 30, 2020 (compared to 1,792 as of June 30, 2019).

•

Aesop International. Aesop International’s net revenue increased by 30.8%, to R$723.2 million for the six-month period ended June 30, 2020, from R$552.7 million for the six-month period ended June 30, 2019, driven primarily by exponential growth in online sales, largely offsetting the impact of the closure of up to 86% of stores in the second quarter of 2020 due to COVID-19 pandemic restrictions. Aesop International successfully replicated its unique in-store customer experience on its online channel, and revenue progressively returned to growth throughout the second quarter of 2020. Net revenue was also impacted by a 18.6% increase in the average exchange rates from Australian dollars to reais. There were 247 signature stores as of June 30, 2020, a net increase of 11 stores from 236 stores as of June 30, 2019. The number of department stores decreased to 92 as of June 30, 2020 from 94 stores as of June 30, 2019.

Cost of Sales

Cost of sales increased by 196.2%, to R$5,254.2 million for the six-month period ended June 30, 2020, from R$1,773.7 million for the six-month period ended June 30, 2019, and represented 36.2% and 28.1% of net revenue for the six-month periods ended June 30, 2020 and June 30, 2019, respectively.

The following table shows the cost components of sales for the periods indicated:

	For the Six-Month Period Ended June 30,
	2020	2019	Variation
	(in millions of R$)
Raw material for products and packages(1) and resale products(2)	4,366.0	1,485.4	193.9%
Personnel expenses	285.5	145.6	96.1%
Depreciation and amortization	98.6	28.0	252.1%
Other costs(3)	504.1	114.7	339.5%

Cost of sales	5,254.2	1,773.7	196.2%

(1)	Particularly plastic, glass, graphics and fragrance bottles.
(2)	Products manufactured by third parties, including soaps, hair products and others.
(3)	“Other costs” include electricity, water, gas, computer services and others.

For the six-month period ended June 30, 2020, Natura &Co Holding’s cost of sales increased by 196.2%, to R$5,254.2 million for the six-month period ended June 30, 2020, from R$1,773.7 million for the six-month period ended June 30, 2019. Cost of sales represented 36.2% of net revenue (the cost of sales of the Natura brand totaled R$1,899.1 million, representing 27.2% of net revenue for 2020) as compared to 28.1% for June 2019. This increase is primarily due to (1) the consolidation of Avon’s costs in the amount of R$3,355.1 million; and (2) the effect of the fair value step up adjustment on inventory of Avon as a result of the application of purchase accounting, which was sold during the period for an amount of R$115.1 million.

With respect to our main reporting segments:

•

For the six-month period ended June 30, 2020, Natura &Co LATAM accounted for 61.4% of our total cost of sales. Natura & Co LATAM’s cost of sales increased by 143.9% to R$3,226.6 million for the six-month period ended June 30, 2020, from R$1,322.9 million for the six-month period ended June 30, 2019. Avon contributed R$1,795.4 million to Natura &Co LATAM’s total cost of sales, representing 48.0% of net revenue contributed by Avon for the six-month period ended June 30, 2020. Remaining cost of sales amounted R$1,431.2 million, representing 32.5% of net revenue contributed by Natura, The Body Shop and Aesop branded products for the segment (32.7% for June 2019).

•

For the six-month period ended June 30, 2020, Avon International accounted for 29.7% of our total consolidated cost of sales, totaling R$1,559.7 million. In the first half-year of 2020, cost of sales represented 41.4% from Avon International net revenue.

•

For the six-month period ended June 30, 2020, The Body Shop International accounted for 7.6% of our total cost of sales. At The Body Shop International, cost of sales remained virtually stable, decreasing by 0.2% to R$400.3 million for the six-month period ended June 30, 2020, from R$401.1 million for the six-month period ended June 30, 2019. In the first half-year of 2020, cost of sales represented 21.4% from The Body Shop International net revenue (23.3% for the six-month period ended June 30, 2019).

•

For the six-month period ended June 30, 2020, Aesop International represented 1.3% of our total cost of sales, which is substantially the cost of finished goods manufactured by third parties. At Aesop International, cost of sales increased by 35.5%, to R$67.6 million for the six-month period ended June 30, 2020, from R$49.9 million for the six-month period ended June 30, 2019 and represented 9.3% and 9.0% of net revenue for the six-month period ended June 30, 2020 and June 30, 2019, respectively.

Gross Profit

As a result of the foregoing, consolidated gross profit increased by 103.5%, to R$9,251.0 million for the six-month period ended June 30, 2020, from R$4,545.2 million for the six-month period ended June 30, 2019. Our consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, came in at 63.8% for the six-month period ended June 30, 2020, compared to 71.9% for the six-month period ended June 30, 2019. Our margin decreased primarily due to the integration of Avon into the results, which has historically run lower gross margins than the predecessor company.

Operating Expenses

Consolidated operating expenses increased by 140.1%, to R$9,783.4 million for the six-month period ended June 30, 2020, compared to R$4,075.4 million for the six-month period ended June 30, 2019, primarily due to the factors listed below.

Selling, Marketing and Logistics Expenses

Consolidated selling, marketing and logistics expenses increased by 124.3%, to R$6,449.0 million for the six-month period ended June 30, 2020, compared to R$2,875.4 million for the six-month period ended June 30, 2019. This increase is aligned with the growth pattern of revenue and it is primarily due: (i) the consolidation of Avon since January 3, 2020, (ii) effects of purchase price allocation mainly in relation to intangible assets amortization during 2020, (iii) to measures to mitigate the impacts of COVID-19 – such as: extension of payment terms for beauty consultants, flexibility of credit conditions and increase in online sales commissions and (iv) an increase in exchange effects due to devaluation of the Brazilian real and expenses based on foreign currency. As a percentage of net revenue, selling, marketing and logistics expenses amounted to 44.5% for the six-month period ended June 30, 2020, compared to 45.5% for the six-month period ended June 30, 2019. This decrease is a result of continued investments in improving operational efficiency driven by measures implemented to minimize impacts of COVID-19, which enhanced our cost discipline across all businesses.

Administrative, Research and Development, Technology and Other Project Expenses

Administrative, research and development, technology and other project expenses increased by 135.8%, to R$2,603.6 million for the six-month period ended June 30, 2020 from R$1,104.3 million for the six-month period ended June 30, 2019. This increase of R$1,499.3 million was primarily due to the acquisition of Avon in January 2020, including the effects of purchase price allocation in relation to the amortization of intangible assets , which were partially offset by measures implemented to minimize the impacts of COVID-19. As a percentage of net revenue, administrative, research and development, technology and other project expenses at 18.0% for the six-month period ended June 30, 2020 compared to 17.5% for the six-month period ended June 30, 2019.

Other Operating Income (Expenses), Net

Other operating expenses, net increased to R$277.9 million for the six-month period ended June 30, 2020 from R$22.3 million for the six-month period ended June 30, 2019. This change was primarily due to (1) acquisition costs related to the acquisition of Avon, totaling R$304.1 million for the six-month period ended June 30, 2020 (R$67.5 million in June 2019) and; (2) expenses totaling R$79.6 million for related to the implementation of transformation plan for the six-month period ended June 30, 2020 (R$26.4 million for the six-month period ended June 30, 2019).

Net Financial Result

Net financial expenses totaled R$496.2 million for the six-month period ended June 30, 2020, compared to R$369.7 million for the six-month period ended June 30, 2019, primarily due to higher interest expenses from consolidating Avon debt, partially offset by a lower CDI rate in Brazil.

Income Tax and Social Contribution Expenses

Income tax and social contribution expenses increased to R$139.7 million for the six-month period ended June 30, 2020 from R$30.7 million for the six-month period ended June 30, 2019. Our adjusted effective tax rate is primarily impacted by our inability to recognize additional deferred tax assets in various jurisdictions related to our current-year operating results. In addition, the adjusted effective tax rate and the effective tax rate are also impacted by withholding taxes associated with certain intercompany payments and the additional recognition of deferred liability income tax, due to the announcement by the British government that its nominal tax rate would no longer be reduced from 19% to 17% as previously announced.

Net (loss) income for the period

For the reasons described above, we had a net loss of R$1,217.0 million (8.4% of net revenue) for the six-month period ended June 30, 2020, compared to a net income of R$69.4 million (1.1% of net revenue) for the six-month period ended June 30, 2019.

Results for the Fiscal Year Ended December 31, 2019 Compared to the Fiscal Year Ended December 31, 2018

The following table sets forth our consolidated financial information for the fiscal years ended December 31, 2019 and 2018.

	For the Fiscal Year Ended December 31,
	2019	2018	Variation
	(in millions of R$)
Net revenue	14,444.7	13,397.4	7.8%
Cost of sales	(4,033.5)	(3,782.8)	6.6%

	For the Fiscal Year Ended December 31,
	2019	2018	Variation
	(in millions of R$)

Gross profit	10,411.2	9,614.6	8.3%

Operating (Expenses) Income
Selling, marketing and logistics expenses	(6,395.6)	(5,828.7)	9.7%
Administrative, research and development, technology and other project expenses	(2,405.6)	(2,251.3)	6.9%
Impairment losses on trade receivables	(209.5)	(237.9)	(11.9%)
Other operating income (expenses), net	(49.3)	(39.9)	23.3%

	(9,060.0)	(8,357.8)	8.4%

Financial income	1,955.8	2,056.4	(4.9%)
Financial expenses	(2,795.9)	(2,639.7)	5.9%

Net financial result	(840.1)	(583.3)	44.0%

Taxes on Natura &Co Holding formation	(206.6)	—	n/a
Net income before income tax and social contribution	304.6	673.4	(54.8%)
Income tax and social contribution	(149.1)	(125.0)	19.3%

Net income for the year	155.5	548.4	(71.6%)

Net Revenue

	For the Fiscal Year Ended December 31,
	2019	2018	Variation
	(in millions of R$)
Operating segments
Natura &Co LATAM	9,113.9	8,540.2	6.7%
The Body Shop International	4,028.7	3,795.7	6.1%
Aesop International	1,302.2	1,061.5	22.7%
Net revenue	14,444.7	13,397.4	7.8%

Our consolidated net revenue increased by 7.8% to R$14,444.7 million for 2019, from R$13,397.4 million for 2018, as a result of accelerated growth in Aesop, as well as steady growth across the other brands.

The following is a discussion of our main segments:

•	Natura &Co LATAM. Natura &Co LATAM’s net revenue increased by 6.7%, to R$9,113.9 million for 2019, from R$8,540.2 million for 2018.

Specifically regarding sales made in Brazil, the increase was supported by: (1) sales increases across all channels and categories; (2) one of the strongest fourth quarter sales in recent years due to a successful Christmas campaign; (3) an increase of 3.2% in the number of consultants, reaching 1.1 million in 2019, as well as an increase in consultant productivity (which is measured as gross sales divided by the average number of consultants for a given period, divided by the same metric for the comparable period); (4) an increase in the average price per unit sold to R$18.0 in 2019 compared to R$16.4 for 2018, which was partially offset by a decrease in units sold of 5.4% to 347.4 million in 2019, from 367.4 million units sold in 2018. In 2019, we further consolidated our relationship selling model in Brazil, enhancing the digital capabilities of our consultants. In 2019, over 900,000 consultants in Brazil used the digital mobile platform, while 700,000 of these consultants had virtual consultant stores in Rede Natura, further increasing sales and their ability to reach customers. Our operations in Brazil also continued the omnichannel growth, with the launch of 22 owned retail stores with the Natura brand in shopping malls, reaching 58 stores at the end of the 2019. In addition, approximately 200 new “Aqui tem Natura” franchise stores opened in Brazil in 2019, bringing the total number of stores to approximately 400 at the end of 2019, twice as many stores compared to December 31, 2018.

Revenue growth in Argentina, Colombia and Mexico significantly contributed to LATAM’s segment performance. Additionally in 2018, inflation in Argentina reached 100% accumulated over three years, which triggered our adoption of the following accounting standards starting from the third quarter of 2018: (1) IAS 29 – Financial Reporting in Hyperinflationary Economies, which requires the restatement of the financial statements of an entity, whose functional currency is that of a hyperinflationary economy, in order to reflect the changes in the general pricing power of its currency and (2) IAS 21 – The Effects of Changes in Foreign Currency, whereby Argentina’s financial statements had to be translated from the Argentinean peso to the Brazilian real at the exchange rate at the end of the reporting period. From 2018 to 2019, the impact of hyperinflation and foreign currency translation adjustments totaled R$4.5 million.

•

The Body Shop International. The Body Shop International’s net revenue increased by 6.1%, to R$4,028.7 million for 2019, from R$3,795.7 million for 2018. Net revenue increased primarily due to (1) steady revenue growth in the UK and Australia, which reported strong sales from the retail and at-home channels, and the impact of a 4% increase in the average exchange rate from pounds sterling to reais. The increase in net revenue was offset by the impact of the net closure of 31 underperforming stores (owned or franchised), which resulted in a total of 984 owned stores as of December 31, 2019 (compared to 1,011 as of December 31, 2018), and 1,756 franchised stores as of December 31, 2019 (compared to 1,760 as of December 31, 2018), and the decline in sales in Hong Kong due to recent political events.

•

Aesop International. Aesop International’s net revenue increased by 22.7% to R$1,302.2 million for 2019, from R$1,061.5 million for 2018, driven primarily by strong growth in sales in the Americas and Asia (particularly South Korea, Taiwan and Japan), and in digital sales. Net revenue was also impacted by a 0.6% increase in the average exchange rates from Australian dollars to reais. There were 247 signature stores as of December 31, 2019, a net increase of 20 stores from 227 stores as of December 31, 2018. The number of department stores increased to 99 as of December 31, 2019 from 92 stores as of December 31, 2018.

Cost of Sales

Cost of sales increased by 6.6%, to R$4,033.5 million for 2019, from R$3,782.8 million for 2018, and represented 27.9% and 28.2% of net revenue for 2019 and 2018, respectively.

The following table shows the cost components of sales for the periods indicated:

	For the Fiscal Year Ended December 31,
	2019	2018	Variation
	(in millions of R$)
Raw material for products and packages(1) and resale products(2)	3,457.5	3,223.4	7.3%
Personnel expenses	293.4	276.8	6.0%
Depreciation and amortization	57.4	65.2	(12.0%)
Other costs(3)	225.2	217.4	3.6%

Cost of sales	4,033.5	3,782.8	6.6%

(1)	Particularly plastic, glass, graphics and fragrance bottles.
(2)	Products manufactured by third parties, including soaps, hair products and others.
(3)	“Other costs” include electricity, water, gas, computer services and others.

With respect to our main reporting segments:

•

For 2019, Natura &Co LATAM accounted for 73.8% of our total cost of sales. Natura & Co LATAM’s cost of sales increased by 7.9% to R$2,977.3 million for 2019, from R$2,759.2 million for 2018, representing 32.7% and 32.3% of net revenue for 2019 and 2018, respectively. This increase was mainly due to an increase in units sold of 19.0% and the impact of hyperinflation in Argentina in the amount of R$43.2 million for 2019.

•

For 2019, The Body Shop International accounted for 23.1% of our total cost of sales, which is substantially the cost of finished goods manufactured by third parties. At The Body Shop International, cost of sales increased by 2.8% to R$933.6 million for 2019, from R$908.5 million for 2018, primarily due to an increase in the foreign exchange effect on the exchange rate of the pound sterling to reais.

•

For 2019, Aesop International represented 3.0% of our total cost of sales, which is substantially the cost of finished goods manufactured by third parties. At Aesop International, cost of sales increased by 6.5%, to R$122.6 million for 2019, from R$115.1 million for 2018 and represented 9.4% and 10.8% of net revenue for 2019 and 2018, respectively. The increase in cost of sales is primarily due to an increase in units sold, from 10.3 million in 2018 to 10.8 million in 2019.

Gross Profit

As a result of the foregoing, consolidated gross profit increased by 8.3%, to R$10,411.2 million for 2019, from R$9,614.6 million for 2018. Our consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, remained broadly stable at 72.1% for 2019, and 71.8% for 2018. For Natura &Co LATAM, The Body Shop and Aesop, the gross margin for 2019 was 67. 3% (67.7% for 2018), 76. 8% (76.1% for 2018) and 90.6% (89.2 for 2018), respectively.

Operating Expenses

Consolidated operating expenses increased by 8.4%, to R$9,060.0 million for 2019, compared to R$8,357.8 million for 2018, primarily due to the factors listed below.

Selling, Marketing and Logistics Expenses

Consolidated selling, marketing and logistics expenses increased by 9.7%, to R$6,395.6 million for 2019, compared to R$5,828.7 million for 2018. As a percentage of net revenue, selling, marketing and logistics expenses amounted to 44.3% for 2019, compared to 43.5% for 2018. This increase of R$566.9 million was primarily due to an increase in selling, marketing and logistics expenses at Aesop as a result of the launch of 20 signature stores in that year and an increase in depreciation and amortization to R$766.5 million in 2019 compared to R$230.0 million in 2018, as a result of the adoption of a new lease standard (IFRS 16) and the opening of new stores during the year.

Administrative, Research and Development, Technology and Other Project Expenses

Administrative, research and development, technology and other project expenses increased by 6.9%, to R$2,405.6 million for 2019 from R$2,251.3 million for 2018. As a percentage of net revenue, administrative, research and development, technology and other project expenses remained stable at 16.7% for 2019 compared to 16.8% for 2018. This increase of R$154.3 million was primarily due to an increase of R$186.7 million in personnel expenses mainly related to the granting of new stock options and pension plan cost reversals during 2018.

Other Operating Income (Expenses), Net

Other operating expenses, net increased to R$49.3 million for 2019 from R$39.9 million for 2018. This change was primarily due to expenses arising from the acquisition of Avon, totaling R$141.3 million for 2019. These effects were partially offset by (1) the recognition of a tax credit of R$42.3 million for 2019; (2) the recognition of R$43.0 million from recovered tax credits related to changes in the tax position taken on PIS/COFINS for 2019; and (3) the reversal of provisions regarding the substitution of the ICMS tax totaling income of R$21.4 million for 2019.

Net Financial Result

Net financial expenses totaled R$840.1 million for 2019, compared to R$583.3 million for 2018, primarily due to (1) debt structuring expenses for the acquisition of Avon totaling R$115.8 million for 2019; and (2) additional expenses related to interest on leases of R$134.6 million arising mainly as a result of the adoption of IFRS 16.

Taxes on Natura &Co Holding Formation

Taxes on Natura &Co Holding formation refer to income taxes of R$206.6 million paid in relation to the contribution of Natura Cosméticos shares by controlling shareholders to Natura &Co Holding as part of the corporate restructuring that took place in order to effect the Avon acquisition. For further information, see note 11 to our audited consolidated financial statements included elsewhere in this Form 6-K.

Income Tax and Social Contribution Expenses

Income tax and social contribution expenses increased to R$149.1 million for 2019 from R$125.0 million for 2018, primarily due to a higher effective tax rate of 29.2% for 2019 compared to 18.6% for 2018.

Net Income

For the reasons described above, net income decreased to R$155.5 million (1.1% of net revenue) for 2019, compared to R$548.4 million (4.1% of net revenue) for 2018.

Results for the Fiscal Year Ended December 31, 2018 Compared to the Fiscal Year Ended December 31, 2017

The following table sets forth consolidated financial information for the fiscal years ended December 31, 2018 and 2017.

	For the Fiscal Year Ended December 31,
	2018	2017	Variation
	(in millions of R$)
Net revenue	13,397.4	9,852.7	36.0%
Cost of sales	(3,782.8)	(2,911.1)	29.9%

Gross profit	9,614.6	6,941.6	38.5%

Selling, marketing and logistics expenses	(6,066.6)	(4,198.7)	44.5%
Administrative, research and development, technology and other project expenses	(2,251.3)	(1,535.9)	46.6%
Other operating (expense) income, net	(39.9)	151.7	n.m. *

	(8,357.8)	(5,582.9)	49.7%

Financial income	2,056.4	604.4	240.2%
Financial expenses	(2,639.7)	(991.8)	166.2%

Net financial result	(583.3)	(387.4)	50.6%

Net income before income taxes	673.4	971.2	(30.7%)
Income tax and social contribution	(125.0)	(300.9)	(58.5%)

Net income	548.4	670.3	(18.2%)

*	Not meaningful.

Net Revenue

	For the Fiscal Year Ended December 31,
	2018	2017	Variation
	(in millions of R$)
Operating segments
Natura LATAM	8,540.2	7,730.3	10.5%
The Body Shop International	3,795.7	1,418.3	167.6%
Aesop International	1,061.5	704.1	50.8%
Net revenue	13,397.4	9,852.7	36.0%

Our consolidated net revenue increased by 36.0%, to R$13,397.4 million for 2018, from R$9,852.7 million for 2017, primarily due to (1) the consolidation of The Body Shop, starting from September 2017, which contributed to net revenue in the amount of R$3,795.7 million for 2018 and R$1,418.3 million for 2017 (a period of four months only, from September through December); (2) strong growth of Natura &Co LATAM; and (3) accelerated growth of our Aesop International operations.

The following contains a discussion of our main segments:

•

Natura LATAM. Natura &Co LATAM’s net revenue increased by 10.5%, to R$8,540.2 million for 2018, from R$7,730.3 million for 2017, primarily due to (1) sales in Brasil, whose net revenue increased by 8.0%, to R$6,022.2 million for 2018, from R$5,574.9 million for 2017, as a result of (1) an increase of 6.7% in units sold to 346.0 million for 2018 from 324.4 million for 2017, mainly driven by the implementation of the relationship selling model, our strategy of focusing on key categories, and further advancement and increased penetration of our digital platform available to Natura consultants; (2) the impact of R$171.4 million due to the adoption of IFRS 15 – Revenue from Contracts with Customers in Brazil, which accounts for additional charges and penalties for late payments by consultants as variable components received in exchange for the transfer of goods. In 2017, these transactions were recognized as recovery of selling expenses. The average price per unit sold remained stable at R$17.4 for 2018, compared to R$17.2 for 2017; (3) sales growth across all other Latin American countries where we operate mainly supported by: (i) an increase of 11.3% in units sold to 141.1 million for 2018 from 126.8 million for 2017; (ii) an increase in the average number of consultants of 9.7%, reaching 623.8 thousand; (iii) acceleration of our digital strategy; (iv) implementation of the relationship selling model in Chile and Peru; (v) an increase of R$40.9 million for 2018, as a result of the adoption of IFRS 15 – Revenue from Contracts with Customers – in 2018, which accounts for charges and penalties for late payments by consultants as variable components received in exchange for the transfer of goods, while in 2017 such charges were recognized as a recovery of selling expenses; and (vi) adoption by over 200,000 consultants of our digital mobile platform; (vii) online sales growth, with over 100,000 consultants conducting business over the internet through Rede Natura.

Additionally in 2018, inflation in Argentina reached 100% accumulated over three years, which triggered our adoption of the following standards: (1) IAS 29 – Financial Reporting in Hyperinflationary Economies, which requires the restatement of the financial statements of an entity, whose functional currency is that of a hyperinflationary economy, in order to reflect the changes in the general pricing power of its currency and (2) IAS 21 – The Effects of Changes in Foreign Currency, whereby Argentina’s financial statements had to be translated from the Argentinean peso to the Brazilian real at the exchange rate at the end of the reporting period (December 31, 2018). The impact on net revenue of both standards for 2018 was a reduction of R$44.5 million.

•

The Body Shop International. The Body Shop International’s net revenue increased by 167.6%, to R$3,795.7 million for the year ended December 31, 2018 from R$1,418.3 million for 2017 (in the period from September to December 2017), primarily due to consolidation of The Body Shop starting from September 2017. As of December 31, 2018, The Body Shop had 1,011 owned stores (compared to 1,074 as of December 31, 2017) and 1,760 franchised stores (compared to 1,799 as of December 31, 2017).

•

Aesop International. Aesop International’s net revenue increased by 50.8% to R$1,061.5 million for 2018, from R$704.1 million for 2017, primarily due to (1) strong growth in channels and geographies, particularly in Asia, Aesop International’s largest market, where digitalization penetration increased; (2) signature store sales like-for-like growth of 17.8% (compared to December 31, 2017); and (3) an increase in the number of signature stores to 227 as of December 31, 2018 (compared to 209 as of December 31, 2017). The number of department stores stood at 92 as of December 31, 2018, a slight reduction from 95 stores as of December 31, 2017.

Cost of Sales

Cost of sales increased by 29.9%, to R$3,782.8 million for 2018, from R$2,911.1 million for 2017, primarily due to (1) consolidation of 12 months of The Body Shop’s financial information for 2018, totaling R$908.5 million, compared to four months of consolidation for 2017, contributing R$353.7 million to cost of sales; and (2) an increase in volume sold. These effects were partially offset by reduced depreciation and amortization expenses relating to our existing asset base.

Cost of sales represented 28.2% and 29.5% of net revenue for 2018 and 2017, respectively, mainly driven by lower discounts in our The Body Shop International segment and the effect of IFRS 15 at Natura &Co LATAM.

The following table shows the cost components of products sold for the periods indicated, as well as the annual variation of each component:

	For the Fiscal Year Ended December 31,
	2018	2017	Variation
	(in millions of R$)
Raw material for products and packages(1) and resale products(2)	3,223.4	2,402.3	34.2%
Personnel expenses	276.8	262.0	5.6%
Depreciation and amortization	65.2	69.4	(6.1%)
Other costs(3)	217.4	177.4	22.5%

Cost of sales	3,782.8	2,911.1	29.9%

(1)	Particularly plastic, glass, graphics and fragrances.
(2)	Products manufactured by third parties, including soaps, hair products and others.
(3)	“Other costs” include electricity, water, gas, computer services and others.

With respect to our main reporting segments:

•

For 2018, Natura &Co LATAM represented 72.9% of our total cost of sales. At Natura &Co LATAM, cost of sales increased by 11.3%, to R$2,759.2 million for 2018, from R$2,478.6 million for 2017, representing 32.3% and 32.1% of net revenue for 2018 and 2017, respectively. This increase was mainly due to the increase in units sold and higher import costs at Natura Argentina due to the depreciation of the Argentinian peso.

•

For 2018, The Body Shop International represented 24.0% of our total cost of sales, which is substantially composed of the cost of finished goods manufactured by third parties. At The Body Shop International, cost of sales increased by 156.9%, to R$908.5 million for 2018, from R$353.7 million for 2017 due to four months of consolidation of The Body Shop for 2017. The Body Shop’s cost of sales represented 23.9% of net revenue for 2018 and 24. 9% for 2017.

•

For 2018, Aesop International represented 3.0% of our total cost of sales, which is substantially composed of the purchase cost of resale products. At Aesop, cost of sales increased by 46.1%, to R$115.1 million for 2018, from R$78.8 million for 2017 and represented 10.8% and 11.2% of net revenue for 2018 and 2017, respectively. This increase primarily resulted from an increase in units sold.

Gross Profit

Consolidated gross profit increased by 38.5%, to R$9,614.6 million for 2018, from R$6,941.6 million for 2017, primarily due to the consolidation of 12 months at The Body Shop in 2018, as opposed to four months in 2017. The Body Shop International’s gross profit amounted to R$2,887.2 million for 2018, and R$1,064.6 million for 2017.

Consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, increased to 71.8% for 2018, from 70.5% for 2017. For Natura &Co LATAM, The Body Shop International and Aesop International, the gross margin for 2018 was 67.7% (67.9% for 2017), 76.1% (75.1% for 2017) and 89.2% (88.8% for 2017), respectively.

Operating Expenses

Consolidated operating expenses increased by 49.7%, to R$8,357.8 million for 2018, compared to R$5,582.9 million for 2017, primarily as a result of the variations described below for (1) selling, marketing and logistics expenses; (2) administrative, research and development, IT and project expenses; and (3) other operating expenses.

Selling, Marketing and Logistics Expenses

Consolidated selling, marketing and logistics expenses increased by 44.5%, to R$6,066.6 million for 2018, compared to R$4,198.7 million for 2017. This increase was primarily due to (1) the consolidation of twelve months of The Body Shop in 2018, as opposed to four months in 2017; and (2) the adoption of IFRS 15 in 2018, which accounts for charges and penalties for late payments by consultants as variable components received in exchange for the transfer of goods, while in 2017 such charges were recognized as a recovery of selling expenses at Natura &Co LATAM, thus increasing such expenses in 2018.

As a percentage of net revenue, selling, marketing and logistics expenses amounted to 45.3% for 2018, compared to 42.6% for 2017, mainly as a result of the acquisition of The Body Shop in 2017, which contributed a full year consolidated in 2018 as opposed to four months in 2017, from September through December when revenues are higher due to seasonality.

Administrative, Research and Development, Technology and Other Project Expenses

Administrative, research and development, technology and other project expenses increased by 46.6%, to R$2,251.3 million for 2018, from R$1,535.9 million for 2017. This increase was primarily due to (1) the consolidation of 12 months of The Body Shop in 2018, as opposed to four months in 2017; and (2) a higher retention plan provision at Aesop, reflecting its superior performance, as compared to 2017.

As a percentage of net revenue, administrative, research and development, technology and projects expenses increased to 16.8% for 2018 from 15.6% for 2017. This increase was primarily due to the consolidation of The Body Shop, which in 2018 had a full year of financial information consolidated as opposed to four months in 2017, from September through December, when revenues are higher due to seasonality.

Other Operating (Expenses) Income, Net

Consolidated other operating (expenses) income, net changed to expenses of R$39.9 million for 2018 from income of R$151.7 million for 2017. This change was primarily due to (1) expenses totaling R$98.5 million for 2018 related to the implementation of The Body Shop’s transformation plan, which includes initiatives such as brand rejuvenation, organization redesign, store footprint optimization, among others; (2) the reversal, in 2017, of a tax obligation to include ICMS in the calculation base of the PIS and COFINS excise taxes, resulting in a positive impact of R$197.2 million; (3) reversal of IPI tax provision in 2017 (the provision was imposed by Decree No. 8,393/2015), resulting in a positive impact of R$133.6 million, as a result of a lower risk of loss on a legal case, based on recent favorable jurisprudence and judicial decisions in our favor as supported by our legal advisers; and (4) R$30.0 million in BNDES, FINAME and FINEP subsidies recorded for 2017, as opposed to nil for 2018 (refers to the reclassification of the subsidized loans interest expense as a result of the financial accounting pronouncement IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance). Such effects were partially offset by (1) R$87.1 million in expenses related to acquisition of The Body Shop in 2017 (nil in 2018) and (2) R$38.8 million in tax contingencies recorded for 2017, as opposed to R$0.7 million for 2018.

Net Financial Result

Net financial expenses totaled R$583.3 million for 2018, compared to R$387.4 million for 2017, primarily due to (1) higher interest on financing of R$631.5 million for 2018 compared to R$387.7 million for 2017; (2) recognition of R$70.3 million benefit stemming from a reduction in interest upon joining the Special Tax Regulation Program (PERT) established by Federal Law No. 13,496/17 in 2017; and (3) gain due to reversal of interest on the provision for tax risks and tax liabilities and recognition of a contingent asset of R$129.8 million for 2017 against a gain of R$89.2 million for 2018. This was offset by (1) a decrease in expenses with interest on the provision for tax, civil and labor risks and tax liabilities to R$22.0 million for 2018, from R$89.8 million for 2017; and (2) financial costs associated with The Body Shop’s acquisition in the amount of R$102.5 million for 2017.

Income Tax and Social Contribution Expense

Income tax and social contribution expenses decreased to R$125.0 million for 2018 from R$300.9 million for 2017, primarily due to the decrease in net income before taxes to R$673.4 million for 2018 from R$971.2 million for 2017, and a lower effective income tax rate of 18.6% for 2018, versus 31.0% for the fiscal year ended December 31, 2017. The lower tax rate resulted from tax recoveries in Brazil, recognition of deferred tax credits at Natura &Co LATAM and The Body Shop, and higher accrual of interest on equity.

Net Income

For the reasons described above, net income decreased to R$548.4 million (4.1% of net revenue) for 2018, compared to R$670.3 million (6.8% of net revenue) for 2017.

Supplemental Information—Unaudited Pro Forma Operating Results

The following discussion is based on our financial information for the six-month period ended June 30, 2020 compared to our pro forma results of operations for the six-month period ended June 30, 2019, which is presented as supplementary information only for comparability purposes.

The unaudited pro forma statement of income gives effect to acquisition of Avon, as if it occurred as of January 1, 2019. We prepared that information for the convenience of investors and comparison purposes.

The unaudited pro forma information for the six month period ended June 30, 2019, has been presented for informational purposes only, and does not purport to represent what the actual per segment net revenue of Natura & Co Holding would have been if the Transaction had occurred on the dates assumed. This should be read in conjunction with the following: (i) unaudited supplemental condensed pro forma financial information and accompanying notes; (ii) historical unaudited interim condensed consolidated financial statements of Natura &Co as of and for the three and six months ended June 30, 2019; and (iii) historical unaudited consolidated financial statements of Avon for the three and six months ended June 30, 2019

These pro forma results should not be considered representative of our results of operations in accordance with IFRS therefore, these pro forma have certain limitations, and you should not consider them in isolation or as substitutes for analysis of our historical results of operations as reported under IFRS. See “—Unaudited Supplemental Condensed Pro Forma Financial Information” for further information regarding the pro forma for the six months ended June 30, 2019.

Results for the Six-Month Period Ended June 30, 2020 Compared to the Pro Forma Results for the Six-Month Period Ended June 30, 2019

The following table sets forth our consolidated financial information for the six-month period ended June 30, 2020 and our pro forma consolidated financial information for the six-month period ended June 30, 2019.

	For the Six-Month Period Ended June 30,
	2020	2019 (Pro Forma)	Variation
	(in millions of R$)
Net revenue	14,505.2	15,374.0	(5.7)%
Cost of sales	(5,254.2)	(5,632.0)	(6.7)%

Gross profit	9,251.0	9,742.0	(5.0)%

Operating (Expenses) Income
Selling, marketing and logistics expenses, administrative, research and development, technology and other project expenses (*)	(9,052.6)	(8,555.0)	5.8%
Impairment losses on trade receivables	(452.9)	(384.0)	17.9%
Other operating income (expenses), net	(277.9)	(200.0)	38.9%

	(9,783.4)	(9,139.0)	7.1%

Financial income	2,225.7	1,405.0	58.4%
Financial expenses	(2,721.9)	(1,921.0)	41.7%

Net financial result	(496.2)	(516.0)	(3.8)%

Net income (loss) before income tax and social contribution	(1,028.6)	87.0	n.m.

	For the Six-Month Period Ended June 30,
	2020	2019 (Pro Forma)	Variation
	(in millions of R$)
Income tax and social contribution	(139.7)	(202.0)	(30.8)%

Loss from continuing operations	(1,168.3)	(115.0)	n.m.

Net loss from discontinued operations (**)	(48.7)	n.a.	n.a.

Net loss for the period	(1,217.0)	(115.0)	n.m.

(*)	Includes the following items: (1) Selling, marketing and logistics expenses and (2) Administrative, research and development, technology and other project expense.
(**)	Relates to Avon’s discontinued operations.

Unaudited Pro forma net revenue and cost of sales by segment for the six months ended June 30, 2019.

The following unaudited pro forma net revenue and cost of sales financial information by segment related to our current four reportable segments. See “Segment Information” within this Management’s Discussion and Analysis of Financial Condition and Results of Operations for additional information related to changes in revenue by segment.

The unaudited pro forma net revenue and cost of sale financial information by segment for the six months ended June 30, 2019 is based on the combined historical consolidated financial information of Natura &Co Holding and the historical consolidated financial information of Avon adjusted for any pro-forma effect, if applicable, of the Transaction, as if it had occurred on January 1, 2019.

The following table shows our unaudited pro forma net revenue per segment for the periods indicated:

	For the Six Months Ended June 30, 2019
	Natura &Co Historical	Avon Historical	Pro Forma Adjustments	Pro Forma Revenue (a)
	(in millions of R$)
Natura &Co Latam	4,048	4,791	—	8,839
Avon International	—	4,264	—	4,264
The Body Shop International	1,718	—	—	1,718
Aesop International	553	—	—	553

Total Pro Forma Net Revenue	6,319	9,055	—	15,374

The following table shows our unaudited pro forma cost of sales per segment for the periods indicated:

	For the Six Months Ended June 30, 2019
	Natura &Co Historical	Avon Historical	Reclassifications (a)	Pro forma Adjustments (b)	Pro Forma Cost of Sales
	(in millions of R$)
Natura &Co Latam	(1,323)	(2,170)	48	—	(3,445)
Avon International	—	(1,720)	1	(17)	(1,736)
The Body Shop International	(401)	—	—		(401)
Aesop International	(50)	—	—	—	(50)

Total Pro forma Cost of Sales	(1,774)	(3,890)	49	(17)	(5,632)

(a)	Reclassification adjustment to conform Avon’s line items classification to Natura &Co’s classification.
(b)

Represent the pro forma depreciation expense on the fair value adjustment on property, plant and equipment was allocated to cost of sales. The depreciation is calculated using the straight-line method.

Net Revenue

	For the Six-Month Period Ended June 30,
	2020	2019 (Pro Forma)	Variation
	(in millions of R$)
Natura &Co LATAM	8,138.1	8,839.0	(7.9)%
Avon International	3,771.5	4,264.0	(11.6)%
The Body Shop International	1,872.4	1,718.0	9.0%
Aesop International	723.2	553.0	30.8%

Net revenue	14,505.2	15,374.0	(5.7)%

Our net revenue decreased by 5.7% , to consolidated net revenue of R$14,505.2 million for the six-month period ended June 30, 2020, from a pro forma net revenue of R$15,374.0 million for the six-month period ended June 30, 2019, mainly as a result of Avon’s performance, which was impacted by a decrease in sales volume as a result of a decrease in the average number of representatives during the first half of 2020, sales restrictions as a result of the COVID-19 pandemic and the impact of the Avon cyber incident.

The following is a discussion by segment:

•

Natura &Co LATAM. Natura &Co LATAM’s net revenue decreased by 7.9%, to consolidated net revenue of R$8,138.1 million for the six-month period ended June 30, 2020, from a pro forma net revenue of R$8,839.0 million for the six-month period ended June 30, 2019, primarily due a decrease in sales volume of Avon’s products as a result of a decrease in the average number of Avon representatives, lockdowns in the markets where Avon is present due to COVID-19 and the cyber incident in Avon LATAM which deferred approximately R$390 million of revenue from the first half of 2020 to the second half due to delayed order fulfillment. This was partially offset by the strong performance of Natura’s digital relationship selling model in LATAM, where the Natura brand showed progression throughout the last quarter and the consolidated net revenue increased by 9.0%, to R$4,369.6 million for the six-month period ended June 30, 2020, from a net revenue of R$4,008.0 million for the six-month period ended June 30, 2019.

In the six-month period ended June 30, 2020, the Natura brand further consolidated its relationship selling model in Brazil, enhancing the digital capabilities of its consultants, whose productivity has been constantly growing. In the six-month period ended June 30, 2020, over 900,000 consultants in Brazil used the digital mobile platform, while 889,000 of these consultants had virtual consultant stores in Rede Natura, further increasing sales and their ability to access customers.

•

Avon International. Avon International’s net revenue decreased by 11.6%, to consolidated net revenue of R$3,771.5 million for the six-month period ended June 30, 2020, from pro forma net revenue of R$4,264.0 million for the six-month period ended June 30, 2019, primarily due to (1) a decrease in sales volume as a result of a decrease in the average number of representatives and also impacted by sales restriction imposed by COVID-19 pandemic and (2) the Avon cyber incident, which deferred approximately R$60 million of revenue from the first half of 2020 to the second half due to delayed order fulfillment.

•

The Body Shop International. The Body Shop International’s net revenue increased by 9.0%, to consolidated net revenue of R$1,872.4 million for the six-month period ended June 30, 2020, from pro forma consolidated net revenue of R$1,718.0 million for the six-month period ended June 30, 2019. Net revenue increased primarily due to an increase in the average exchange rates of pound sterling to reais of 23.6%. The Body Shop International’s revenue in sterling pounds decreased mainly due to lower retail sales as a consequence of the restrictions imposed by COVID-19 lockdown during the first half of 2020 as most of retail stores remained closed until the end of May 2020, and only started to reopen in June 2020. This was significantly compensated by a substantial shift to the e-commerce and At-Home (direct sales) channels.

During 2020, we continued to optimize our store footprint, consistent with The Body Shop’s Transformation program, and reduced our number of stores by a net 43 (owned or franchised), which resulted in a total of 973 owned stores as of June 30, 2020 (compared to 991 as of June 30, 2019), and 1,724 franchised stores as of June 30, 2020 (compared to 1,792 as of June 30, 2019).

•

Aesop International. Aesop International’s net revenue increased by 30.8%, to R$723.2 million for the six-month period ended June 30, 2020, from a pro forma consolidated net revenue of R$553.0 million for the six-month period ended June 30, 2019, driven primarily by exponential growth in online sales, largely offsetting the impact of the closure of up to 86% of stores in the second quarter of 2020 due to COVID-19 pandemic restrictions. Aesop International successfully replicated its unique in-store customer experience in its online channel and revenue progressively returned to year-over-year growth throughout the second quarter of 2020. Net revenue was also impacted by a 18.6% increase in the average exchange rates from Australian dollars to reais. There were 247 signature stores as of June 30, 2020, a net increase of 11 stores from 236 stores as of June 30, 2019. The number of stores in department stores decreased to 92 as of June 30, 2020 from 94 stores as of June 30, 2019.

Cost of Sales

	For the Six-Month Period Ended June 30,
	2020	2019 (Pro Forma)	Variation
	(in millions of R$)
Natura &Co LATAM	3,227	3,445	(6.3)%
Avon International	1,560	1,736	(10.1)%
The Body Shop International	400	401	(0.2)%
Aesop International	68	50	35.2%

Cost of sales	5,254	5,632	(6.9)%

Cost of sales decreased by 6.9%, to R$5,254.2 million for the six-month period ended June 30, 2020, from a pro forma cost of sales of R$5,632.0 million for the six-month period ended June 30, 2019, and represented 36.2% and 36.6% of net revenue for the six-month periods ended June 30, 2020 and June 30, 2019, respectively.

The following is a discussion by segment:

•

For the six-month period ended June 30, 2020, Natura &Co LATAM accounted for 61.4% of our total cost of sales. Natura &Co LATAM’s cost of sales decreased by 6.3%, to R$3,226.6 million for the six-month period ended June 30, 2020, from a pro forma cost of sales of R$3,445.0 million for the six-month period ended June 30, 2019. This decrease is mainly due to a decrease in revenue for the six-month period ended June 30, 2020 compared to the same period in 2019, mainly in relation to Avon’s products sales. As a percentage of net revenue, cost of sales slightly increased at 39.6% for the six-month period ended June 30, 2020, compared to 39.0% for the six-month period ended June 30, 2019, driven by costs related to Avon products that presented higher supply chain costs.

•

For the six-month period ended June 30, 2020, Avon International accounted for 29.7% of our total cost of sales. Avon International’s cost of sales decreased by 10.2%, to R$1,559.7 million for the six-month period ended June 30, 2020, from pro forma cost of sales of R$1,736.0 million for the six-month period ended June 30, 2019. This decrease is mainly due to a decrease in sales for the six-month period ended June 30, 2020 compared to the same period in 2019. As a percentage of net revenue, cost of sales represented 41.4% and 40.7% of net revenue for the six-month periods ended June 30, 2020 and June 30, 2019, respectively. The increase in this ratio was mainly due to higher supply chain costs.

•

For the six-month period ended June 30, 2020, The Body Shop International accounted for 7.6% of our total cost of sales. At The Body Shop International, cost of sales remained virtually stable, to R$400.3 million for the six-month period ended June 30, 2020, from a pro forma R$401.0 million for the six-month period ended June 30, 2019. For the six-month period ended June 30, 2020, cost of sales represented 21.4% of net revenue (23.3% for the six-month period ended June 30, 2019).

•

For the six-month period ended June 30, 2020, cost of sales of Aesop International represented 1.3% of our total cost of sales, which is substantially the cost of finished goods manufactured by third parties. At Aesop International, cost of sales increased by 35.2%, to R$67.6 million for the six-month period ended June 30, 2020, from R$50.0 million for the six-month period ended June 30, 2019 and represented 9.4% and 9.0% of net revenue for the six-month period ended June 30, 2020 and June 30, 2019, respectively.

Gross Profit

As a result of the foregoing, consolidated gross profit decreased by 5.0%, to R$9,251.0 million for the six-month period ended June 30, 2020, from a pro forma gross profit of R$9,742.0 million for the six-month period ended June 30, 2019. Our consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, remained broadly stable at 63.8% for the six-month period ended June 30, 2020, compared to 63.4% for the six-month period ended June 30, 2019. For Natura &Co LATAM, Avon International, The Body Shop International and Aesop International, the gross margin divided by net revenue for the six-month period ended June 30, 2020 was 60.4% (61.0% for the six-month period ended June 30, 2019), 58.6% (59.3% for the six-month period ended June 30, 2019), 78.6% (76.7% for the six-month period ended June 30, 2019) and 90.6% (91.0% for the six-month period ended June 30, 2019), respectively.

Operating Expenses

Operating expenses increased by 7.1%, to R$9,783.4 million for the six-month period ended June 30, 2020, compared to a pro forma operating expenses of R$9,139.0 million for the six-month period ended June 30, 2019, primarily due to the factors listed below.

Selling, Marketing and Logistics Expenses, Administrative, Research and Development, Technology and Other Project Expenses (SG&A)

SG&A increased by 5.8%, to R$9,052.6 million for the six-month period ended June 30, 2020, compared to a pro forma R$8,555.0 million for the six-month period ended June 30, 2019. As a percentage of net revenue, selling, marketing and logistics expenses amounted to 62.4% for the six-month period ended June 30, 2020, compared to 55.6% for the six-month period ended June 30, 2019. This increase is mainly explained by the decline in net revenue which resulted in operational deleveraging, as well as measures to mitigate the impacts of COVID-19, such as: extension of payment terms for beauty consultants, flexibility of credit conditions and increase in online sales commissions, which was partially offset by reduced overhead expenses in response to the reduced demand environment.

Impairment Losses on Trade Receivables

Impairment losses on trade receivables increased by 17.9%, to R$452.9 million for the six-month period ended June 30, 2020, compared to R$384.0 million for the six-month period ended June 30, 2019. As a percentage of net revenue, impairment losses on trade receivables represented 3.1% for the six-month period ended June 30, 2020, compared to 2.5% for the six-month period ended June 30, 2019. This increase is mainly related to unfavorable impact on bad debt reflecting the increased risk of recoverability of trade receivables due to COVID-19.

Other Operating Income (Expenses), Net

Other operating expenses, net increased to R$277.9 million for the six-month period ended June 30, 2020 from pro forma R$200.0 million for the six-month period ended June 30, 2019. As a percentage of net revenue, other operating income (expenses), net represented 1.9% for the six-month period ended June 30, 2020, compared to 1.3% for the six-month period ended June 30, 2019.

This increase was primarily mainly due to costs arising from the acquisition of Avon, totaling R$304.1 million for the six-month period ended June 30, 2020. This increase was partially offset by expenses related to integration of Avon to drive future synergies and the implementation of transformation plans for The Body Shop and Avon (Open Up), which were not as significant in the first half of 2020 as compared to 2019 (R$26.4 million related to transformation cost of The Body Shop and R$281.4 million of Open Up Avon in 2019 as compared to R$79.6 million, including R$37.8 million of open up Avon transformation costs in 2020).

Net Financial Result

Net financial expenses totaled R$496.2 million for the six-month period ended June 30, 2020, compared to pro forma R$516.0 million for the six-month period ended June 30, 2019, a decrease of R$19.8 million, favorably impacted by the lower CDI interest rate in Brazil, which was partially offset by expenses related to Avon’s acquisition process.

Income Tax and Social Contribution Expenses

Income tax and social contribution expenses decreased to R$139.7 million for the six-month period ended June 30, 2020 from pro forma R$202.0 million for the six-month period ended June 30, 2019.

Net Income from continuing operations

For the reasons described above, net loss increased to R$1,168.3 million (8.1% of net revenue) for the six-month period ended June 30, 2020, compared to pro forma net loss of R$115.0 million (0.7% of net revenue) for the six-month period ended June 30, 2019 as lower revenue and non-recurring costs associated with the acquisition of Avon and the ongoing transformation programs negatively impacted our overall consolidated results.

Unaudited Supplemental Condensed Pro Forma Financial Information

The comparability of our results of operations for the six-month period ended June 30, 2020 with the six-month period ended June 30, 2019 is affected by the Transaction. To supplement the discussion of our historical results of operations for the six-month periods ended June 30, 2020 and 2019, we have included an unaudited supplemental pro forma condensed consolidated statement of income information for the six-month period ended June 30, 2019. The unaudited supplemental pro forma condensed consolidated statement of income for the six-month period ended June 30, 2019 includes our historical consolidated results of operations and the results of operations of Avon after giving pro forma effect to the Transaction as if it had been consummated on January 1, 2019.

The unaudited pro forma condensed statements of income for the six-month period ended June 30, 2019 is based on the individual historical consolidated statements of income of Natura &Co and Avon, and combine the results of operations of Natura &Co and Avon, giving effect to the Transaction as if it had occurred on January 1, 2019. The historical consolidated statements of income has been adjusted to give effect to the events that are directly attributable to the Transaction, factually supportable, and, with respect to the pro forma statements of income, expected to have a continuing impact on the pro forma results.

The unaudited pro forma condensed statements of income, as above, has been presented for informational purposes only. The unaudited pro forma condensed statements of income does not purport to represent what the actual consolidated results of operations of Natura &Co would have been if the proposed Transaction had occurred on the date assumed, nor is it necessarily indicative of future consolidated results of operations.

The unaudited pro forma condensed statements of income should be read in conjunction with the following:

•	accompanying notes to the unaudited pro forma condensed statements of income;

•	historical unaudited interim condensed consolidated financial statements of Natura &Co as of and for the three and six months ended June 30, 2019; and

•	historical unaudited consolidated financial statements of Avon for the three and six months ended June 30, 2019.

The unaudited pro forma condensed statements of income has been prepared using the acquisition method of accounting under IFRS. Natura &Co has been treated as the acquirer in the Transaction for accounting purposes. The unaudited pro forma statements of income presented herein, including allocation of the purchase price, is based upon our preliminary estimates of the fair value of the assets acquired and liabilities assumed, available information as of the date of this Form 6-K and management assumptions, and will be revised upon final calculations during the one-year measurement period as from each acquisition date. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed statements of income.

Unaudited Pro Forma Condensed Statement of Income

For the Six-Month Period Ended June 30, 2019

	Pro Forma Adjustments								Pro Forma
	Natura & Co Historical		Avon as Adjusted (Note 2)	Reclassifi- cation (Note 3.1)	IFRS and Accounting Policies	Note 3.2	Purchase Accounting and Financing Adjustments	Note 3.5	(in millions of reais, unless otherwise indicated)		(in millions of U.S.$, unless otherwise indicated) (1)
	(in millions of reais, unless otherwise indicated)
Sales revenues		6,319	9,055							15,374		2,808

Cost of sales		(1,774)	(3,890)	49			(17)	a)		(5,632)		(1,028)

Gross Profit		4,545	5,165	49			(17)			9,742		1,780
OPERATING (EXPENSES) INCOME
Selling, general and administrative expenses		(3,980)	(5,063)	680	29	a)	(221)	a), b)		(8,555)		(1,562)
Impairment losses on trade receivables		(118)		(266)						(384)		(70)

Other operating income (expenses), net		22	203	(558)			133	c)		(200)		(37)

OPERATING PROFIT BEFORE FINANCIAL RESULT		469	305	(95)	29		(105)			603		111
Financial income		792	12	601						1,405		257
Financial expenses		(1,161)	(253)	(506)	(30)	a)	29	c)		(1,921)		(351)
PROFIT BEFORE INCOME TAX AND CONTRIBUTION		100	64	—	(1)		(76)			87		17
Income tax and social contribution		(31)	(179)	—	(0)		8	d)		(202)		(37)

NET (LOSS) INCOME FOR THE PERIOD		69	(115)	—	(1)		(68)			(115)		(20)

Earnings or Loss per share—R$(3)
Basic	R$	0.08							R$	(0.10)	U.S.$	(0.02)
Diluted	R$	0.08							R$	(0.10)	U.S.$	(0.02)
Weighted-average shares used to calculate earnings per share(3)								Note
Basic		862,079,076					321,830,266	3.3		1,183,909,324
Diluted		866,316,814					321,830,266	3.3		1,188,147,080

(1)

Solely for the convenience of the reader, we have translated certain amounts included in this Form 6-K from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2020, for reais into U.S. dollars of R$5.476 per U.S.$1.00. The U.S. dollar equivalent information presented in this Form 6-K is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

(2)	Represents the net loss from continuing operations of Avon.
(3)

Adjusted to reflect the distribution of bonus shares undertaken on September 17, 2019, which resulted in the issuance of new shares at a ratio of one share per one share outstanding of Natura Cosméticos. See “Presentation of Financial and Certain Other Information—The Transaction.”

The accompanying notes are an integral part of the unaudited pro forma condensed financial information.

Notes to the Unaudited Pro Forma Condensed Statement of Income

1. Description of the Transaction and Basis of Presentation

On May 22, 2019, Avon Products, Natura &Co Holding and the Merger Subs entered into the Merger Agreement, as amended on October 3, 2019 and November 5, 2019, pursuant to which Avon and Natura Cosméticos would become direct wholly owned subsidiaries of Natura &Co Holding. The transaction was completed on January 3, 2020, and as a result Avon become a direct wholly owned subsidiary of Natura &Co Holding.

Immediately following the completion of the Transaction, the former shareholders of Natura Cosméticos owned approximately 72.9% of Natura &Co Holding and former Avon common shareholders owned approximately 27.1% of Natura &Co Holding. As a result, Natura &Co Holding is the acquirer for financial reporting purposes.

The unaudited pro forma condensed statement of income was prepared using the acquisition method of accounting in accordance with the IFRS 3, Business Combinations, or IFRS 3. IFRS 3, requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Fair value measurements can be highly subjective and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Acquisition-related transaction costs (i.e., advisory, legal, valuation and other professional fees) and certain transaction related restructuring charges are not included as a component of the consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Transaction costs incurred by Natura &Co and Avon for the six months ended June 30, 2019 amounted to R$68 million and R$65 million, respectively.

The unaudited pro forma condensed financial information does not reflect any cost savings, operating synergies or revenue enhancements that Natura &Co may achieve as a result of the Transaction or the costs to integrate the operations of Natura &Co and Avon or the costs necessary to achieve these cost savings, operating synergies, such as procurement, manufacturing, distribution and administrative structure efficiencies and revenue enhancements.

2. Historical Consolidated Financial Information of Avon

The historical consolidated financial information of Avon has been prepared under U.S. GAAP and presented in U.S.$. The amounts reported under the column “Avon U.S. GAAP (U.S.$ in millions)” derive from Avon’s historical consolidated financial statements that have been translated into reais, which is Natura &Co’s functional and presentation currency, using the exchange rates described below under column “Avon as adjusted U.S. GAAP (R$ in millions).”

Items from the statement of income derived from the historical unaudited consolidated financial statements of Avon for the six months ended June 30, 2019 have been translated to reais using the weighted-average exchange rate of R$3.834 per U.S.$1.00 (which represents the average of the exchange rates on the closing of each day during the year).

In addition, Avon’s accounts have been reclassified to Natura &Co’s accounts, as described in the table below.

Unaudited Avon Statement of Income

For the Six Months Ended June 30, 2019

	Avon U.S. GAAP Historical	Avon as adjusted U.S. GAAP
	(in millions of U.S.$)	(in millions of R$)	Reclassification to Natura Cosméticos S.A.’s Statement of Income
Net sales	2,225	8,531	Net Revenue
Other revenue	137	524	Net Revenue

Total revenue	2,362	9,055
Costs, expenses and other:
Cost of sales	(1,014)	(3,890)	Cost of sales
Selling, general and administrative expenses	(1,321)	(5,063)	Selling, general and administrative expenses

Operating profit	27	102
Interest expense	(64)	(245)	Financial expenses

	Avon U.S. GAAP Historical	Avon as adjusted U.S. GAAP
	(in millions of U.S.$)	(in millions of R$)	Reclassification to Natura Cosméticos S.A.’s Statement of Income
Loss on extinguishment of debt	(2)	(8)	Financial expenses
`Interest income	3	12	Financial income
Other expense, net	29	113	Other operating income (expenses), net
Gain on sale of business / assets	24	90	Other operating income (expenses), net

Total other expenses	(10)	(38)
Income before income taxes	17	64	Income tax and social contribution

Income taxes	(47)	(179)

Net loss from Continued Operations	(30)	(115)

Loss from discontinued operations, net of tax	(23)	(87)
Net loss	(53)	(202)

3. Pro Forma Adjustments and Assumptions

3.1 Reclassifications

Reclassification adjustments to conform Avon’s line items classification to Natura &Co’s classification.

3.2 IFRS and Accounting Policies Alignment Adjustments

Leases

Represents the adjustment to conform Avon’s lease accounting under U.S. GAAP to IFRS, since IFRS does not provide a classification of leases as “operating leases” from the lessee perspective, as opposed to U.S. GAAP. Under U.S. GAAP, lease expense of operating leases is recognized on a straight-line basis as a single line item in the income statement. Under IFRS, interest expense is accreted on the lease liability and the right-of-use asset is amortized on a straight-line basis, resulting in the lease expense being higher at commencement of the lease and decreasing throughout time. This resulted in the following adjustment:

(in millions of R$)
Selling, general and administrative expenses:
Reversal of operating lease expense recorded under U.S. GAAP	135
Recognition of amortization expense on right-of-use assets under IFRS	106

(29)

Financial expenses:
Recognition of interest expense under IFRS	30

Other adjustments to conform Avon’s accounts under U.S. GAAP to IFRS are considered immaterial for pro forma purposes.

3.3 Consideration Transferred

The following is consideration transferred at fair value:

Number of shares of Avon common stock outstanding as of January 3, 2020	536,383,776
Multiplied by the Exchange Ratio of 0.600 Natura &Co Holding Shares (or ADSs) for each share of common stock of Avon	321,830,266
Multiplied by the market price of Natura &Co’s stock on January 3, 2020 (in R$)	41.00

Estimated shares consideration (in millions of R$)	13,195
Effect of the conversion of Avon stock compensation awards into Natura &Co Holding awards(1) (in millions of R$)	171

Estimated consideration transferred (in millions of R$)	13,366

(1)	Represent the effect of the conversion of Avon’s outstanding restricted stock units and performance stocks units that were converted into Natura &Co holding’s restricted stocks units.

3.4 Estimated Fair Value of Assets Acquired and Liabilities Assumed

Natura &Co Holding has performed a preliminary valuation analysis of the fair market value of Avon’s assets acquired and liabilities assumed. Using the total consideration for the Transaction, Natura &Co has estimated the allocations to such assets and liabilities. The following table summarizes the allocation of the preliminary consideration transferred:

(in millions of R$)
Total consideration transferred (Note 3.3 above)	13,366
Less fair value of assets acquired:
Cash and cash equivalents	2,636
Accounts receivables	1,135
Inventories	1,942
Other current assets and restricted cash	1,055
Held-for-sale assets	187
Property, plant and equipment	2,886
Deferred income tax and social contribution	667
Right-of-use assets	565
Other noncurrent assets	475
Escrow deposits	284
Recoverable taxes	518
Employee benefit plan	553
Intangible assets	5,709
Plus fair value of liabilities assumed:
Current liabilities	6,266
Provision for tax, civil and labor risks	724
Long-term debt	7,077
Lease Liability	588
Deferred income taxes	728
Other liabilities	809
Plus noncontrolling interest	28

Pro forma goodwill	10,974

The pro forma information presented, including allocation of the consideration transferred, is based upon our preliminary estimates of the fair value of the assets acquired and liabilities assumed, available information as of this date and management assumptions, and will be revised upon final calculations during the one year measurement period as from each acquisition date. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

The provision for contingencies amount shown in the table below corresponds to the historical amount recorded by Avon, since the Company is still in the process of estimating their fair value as well as identifying additional contingencies that may be required to be recorded in accordance with the provisions of paragraph 23 of IFRS 3 , i.e., contingencies that: (i) represent a present obligation arising from past events and (ii) can be reliably measured.

We have only included material adjustments that are directly attributable to the Transaction, factually supportable and, with respect to the statement of income, expected to have a continuing impact on the consolidated results.

3.5 Pro Forma Adjustments

(a) Property, Plant and Equipment

Represents the adjustment of Avon’s property, plant and equipment to its fair value, as follows:

Property, plant and equipment	Estimated fair value adjustment (in millions of reais)		Valuation methodology	Estimated remaining useful life	Estimated pro forma amortization (in millions of reais)		Allocation of pro forma amortization expense to pro forma statement of income line item
Land	R$	471	Market approach	Indefinite		N/A
Buildings and improvements		210	Cost approach	5-45	R$	5	Selling, Marketing and Logistics expense
Machinery and Equipment		76	Cost approach	5-30		2	Cost of sales
Other Personal Property		48	Cost approach	5-10		15	Cost of sales

Total estimated fair value adjustment	R$	805			R$	22

The pro forma depreciation expense on the fair value adjustment on property, plant and equipment was allocated to cost of sales. The depreciation is calculated using the straight-line method.

(b) Intangible Assets

The fair value adjustment on intangible assets consists of the following:

	Nature	Valuation Methodology	Estimated Fair Value (in millions of R$, unless otherwise indicated)	Estimated Useful Life	Estimated Pro Forma Amortization Expense Using the Straight-line Method Six Months Ended June 30, 2019	Allocation of Pro Forma Amortization Expense to Pro Forma Statement of Income Line Item
	(In millions of R$)
1. “Avon” Trade Name	Represents the fair value of the “Avon” trade name	Relief from royalty method(2)	1,893	Indefinite	N/A
2. “Power Brands”	Represent the fair value of “power brands”	Relief from royalty method(2)	518	20 years	12	Selling, marketing and logistics expense
3. Developed Technologies	Represents the fair value of all technology necessary to develop Avon’s products, including product formulas, labeling data, manufacturing processes, regulatory approvals, product packaging and designs	Relief from royalty method	1,132	7 years	107	Selling, marketing and logistics expense
4. Sales representatives (New+Senior)(1)	Represents the fair value of Avon’s relationships with its sales representatives	Income valuation approach	1,876	7 to 12 years	97	Selling, marketing and logistics expense
Total			5,419		216

(1)

The calculation of the fair value of sales representatives took into account the different average ticket and attrition of the new (less than three years) and senior (more than three years) representatives’ strata.

(2)	The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of Avon’s intellectual property being owned.

The following are the material underlying assumptions used in determining the fair value estimate adjustments on intangible assets:

	Avon tradenames	Power brands	Developed technology
Net Revenue basis	The fair value analysis of the Avon tradename considered a revenue basis of 100% of Total Revenue, since all products are commercialized under the Avon tradename umbrella	Power brands are relevant product or product line brands, which have recognition independently of the Avon tradename. The revenue stream attributed to the power brands was equivalent to 21.4% of total revenue, based on the power brand’s share of revenue as of the valuation date in an aggregate basis	Developed technology stands for product R&D, formulas, testing and licensing. The fair value analysis of Developed Technology was based on the revenue attributed to cosmetics, fragrances and toiletries (or 74.9% of total revenue).

Royalty rate(*)	1.0%	1.5%	4.0%

Useful Life	Indefinite	20 years	5 years

Corporate Income Tax	The statutory tax rate of United Kingdom of 17.0% was applied, under the assumption that all IP-related assets are held by Avon’s legal entity located in this jurisdiction.

Tax Amortization Benefit (TAB)	Not applicable	TAB was calculated according to the Target’s projected effective tax rate of 17.0% and an amortization period equivalent to asset’s remaining useful life.

Discount Rate	The discount rate was equivalent to the WACC, resulting in an after-tax rate of 10.2%.

(*)	Royalty Rate

The total royalty rate for other intellectual property licensing transactions, which typically comprise both, brands and product development, was observed and resulted in a total royalty range of 4% to 10%. Considering Avon’s brand position, margin and growth prospect, relatively to its peers, total Avon’s average royalty rate was estimated to be at a range from 5% to 6.3%.

Of the total Avon’s average royalty rate mentioned above, 4% relates to developed technology. This 4% was based on the royalty rate to be paid by New Avon, which is majority-owned and managed by Cerberus, under the royalty agreement signed in 2016, for the right of use and licenses related to the future intellectual property of Avon.

The remaining 1% to 2.5% of the total average royalty rate, relates to brands, consistent with was observed in comparable data.

The total royalty rate for Avon’s cosmetics, fragrances and toiletries products of power brands, was estimated to be 6.5%, while the total royalty rate for other cosmetics, fragrances and toiletries products was estimated at 5%, and the total royalty rate for fashion & home products was estimated at 1%. As a result, the weighted average total royalty rate for the Avon was estimated at 5.4% which is in line with the range above.

Based on the defined Avon royalty rate are:

	Avon trade name	Power brands	Developed technology
Royalty rates	1.0%	1.5%	4.0%
Fair value of intangible assets (R$ millions)	1,893	518	1,132

For sales representatives we used the multi-period excess earning method that considers the present value of net cash flows expected to be generated by sales representatives.

Revenue	Revenue was based on the number of active representatives by country as of the valuation date, multiplied by the respective average ticket price. Revenue projections were based on the business plan revenue growth rate and estimated attrition. At the reference date, the company had approximately 4.6 million sales representatives.

Attrition rate	The estimated attrition rates for representatives range from 14.3% to 20.1% per year was based on the historical attrition by country over the last 11 quarters. No attrition was included in the first two years of projection for Senior representatives as a proxy for the retention of new entrants as of the Valuation Date.

Useful Life	Useful life for the intangible asset were estimated by country and range from 7 to 12 years, based on a cut-off of 90% of total projected cash flow stream.

Contributory Assets Charge	The considered CAC includes Working Capital, Fixed Assets, Workforce and IPs (tradenames & product technology). The average CAC was 6.0% over revenues

Tax Amortization Benefit (TAB)	TAB was calculated according to the weighted-average statutory tax rate for each of the jurisdictions and amortization period equivalent to asset’s remaining useful life.

Discount Rate	The discount rate was equivalent to company’s WACC plus a premium of 5 BPS, resulting in an after-tax rate of 10.2%.

(c) Transaction Costs and expenses attributable to the Transaction

The historical consolidated statement of income for the six-month period ended June 30, 2019 of Natura &Co and Avon includes transaction costs and expenses attributable to the Transaction, which have been reversed due to their nonrecurring nature, as follows:

(in millions R$)
Other operating income (expenses), net:
Incurred by Natura &Co	68
Incurred by Avon	65

Total of Transaction Costs(1)	133
“Financial expenses”
Incurred by Natura &Co(2)	29

Total of Expenses attributable to the Transaction	29

(1)	Refers to transaction costs (i.e., advisory, legal, valuation, and other professional fees).
(2)

Refers to certain acquisition related debt restructuring expenses incurred by Natura &Co in respect to charge with Bank guarantee and promissory notes contracted to settle Avon’s preferred shares that was extinguish in January 2020.

(d) Deferred Income Taxes

Deferred income taxes on pro forma adjustments were calculated using the statutory income tax rate in the various jurisdictions where pro forma adjustments were recorded. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-acquisition activities, including repatriation decisions, cash needs and the actual geographical mix of income.

(e) Significant Nonrecurring Items Included in the Historical Financial Statements

Natura

Natura’s consolidated statement of income for the six months ended June 30, 2019 includes nonrecurring items are not directly related to the Transaction, and as such have not been adjusted for in the Unaudited Pro Forma Condensed Statement of Income. The following is a summary of information related to nonrecurring items that were not adjusted:

•

Restructuring programs initiated in Natura &Co LATAM, Avon and The Body Shop totaled R$26 million, including; organization redesign cost, store footprint optimization cost, consulting fees and restructuring charges, among others.

•	Tax credits related to various tax disputes in Brazil, for which the outcome was favorable, and which are not expected to have a continuing impact, totaled R$120 million.

Avon

Avon’s historical consolidated income statement for the six months ended June 30, 2019 includes the following nonrecurring items. Except for the line item “Other”, which includes transaction cost directly related to the Transaction, these nonrecurring items are not directly related to the Transaction, and as such have not been adjusted for in the Unaudited Pro Forma Condensed Statement of Income.

	For the Six Months Ended June 30, 2019
	(in millions R$(1))	(in millions U.S.$)
Costs to implement restructuring initiatives(2)	(249)	(65)
Impairment loss on assets and other expenses(3)	(65)	(17)

Total	(314)	(82)

(1)	Items have been translated to reais using the exchange rate of R$3.834 per U.S.$1.00.
(2)

The costs to implement restructuring initiatives affected income before tax in the amounts of approximately R$288 million (U.S.$75 million) and also included approximately R$38 million (U.S.$10 million) recorded in income taxes

(3)

Avon recorded approximately R$65 million (U.S.$17 million) recorded in other expenses, primarily related to professional fees incurred in relation to the Transaction, and other impairment losses on assets.

(f) Intercompany Transaction

There are no transactions between Avon and Natura &Co to be eliminated in the Unaudited Pro Forma Condensed Statement of Income.

Liquidity and Capital Resources

Overview

Our financial condition and liquidity are influenced by several factors, including:

•	our ability to generate cash flow from our operations;

•	the level of our outstanding indebtedness and related accrued interest, which affect our net finance expenses;

•	prevailing Brazilian and international interest rates, which affect our debt service requirements;

•	our ability to continue borrowing funds from Brazilian and international financial institutions and to obtain pre-export financing from certain customers;

•	our capital expenditure requirements;

•

credit ratings, including factors that may materially influence credit ratings; implications of potential changes in ratings and in management’s expectations; and covenant compliance, including the implications arising from breaching financial or other covenants and our capacity for additional borrowing under our covenants; and

•	the impact of Covid-19 on our business.

Sources of Liquidity

Our cash needs have traditionally consisted of working capital requirements, servicing of our indebtedness, capital expenditures related to investments in operations, maintenance and expansion of plant facilities, as well as acquisitions. Our sources of liquidity have traditionally consisted of cash flows from our operations (which may vary according to the fluctuations of our operating income, cost of sales, operating expenses and financial results) and short- and long-term borrowings. We have financed acquisitions through third-party financing. We believe that, for the next 12 months, our current working capital is sufficient to satisfy our present needs. We expect to meet any potential shortfalls in our working capital needs through either short- and long-term borrowings or debt offerings in the domestic and international capital markets. Our principal sources of financing for working capital and for investments in noncurrent assets are (1) cash generated from our operating activities and (2) loans and financing. However, even though these sources of liquidity have been sufficient, the impacts of the COVID-19 pandemic on our business may require us to use other sources of funding in the future.

Cash Flows

In the discussion that follows, references to 2019, 2018 and 2017 are to the fiscal years ended December 31, 2019, 2018 and 2017, respectively. The following table shows our consolidated cash flows for the periods indicated.

	Six-Month Period Ended June 30,		For the Fiscal Year Ended December 31,			Variation
	2020	2019	2019	2018	2017	6M2020/ 6M2019	2019/2018	2018/2017
	(in millions of R$)					(in percentage)
Net cash (used in)/provided by operating activities	(1,498.3)	71.2	1,300.4	844.3	990.7	n.m.	54.0%	(14.8)%
Net cash (used in)/provided in investing activities	987.7	320.6	(314.4)	389.1	(4,842.4)	208.1%	(180.8%)	(108.0%)
Net cash provided/(used in) by financing activities	72.8	(713.9)	2,312.4	(1,751.4)	4,453.4	(110.2%)	(232.0%)	(139.3%)
Increase/(decrease) in cash and cash equivalents(1)	306.5	(332.4)	3,298.6	(478.1)	601.6	(192.2%)	(789.9%)	(179.5%)
Cash and cash equivalents at the beginning of the period	4,513.6	1,215.0	1,215.0	1,693.1	1,091.5	271.5%	(28.2%)	55.1%
Cash and cash equivalents at the end of the period	4,820.1	882.7	4,513.6	1,215.0	1,693.1	446.1%	(271.5%)	(28.2)%

(1)	Includes the effect of exchange variation on cash and cash equivalents, as presented in the statement of cash flows.

For the six-month period ended June 30, 2020, consolidated cash and cash equivalents amounted to R$4,820.1 million, compared to R$882.7 million for the six-month period ended June 30, 2019.

For the fiscal year ended December 31, 2019, consolidated cash and cash equivalents amounted to R$4,513.7 million, compared to R$1,215.0 million for the fiscal year ended December 31, 2018. For the fiscal year ended December 31, 2017, consolidated cash and cash equivalents amounted to R$1,693.1 million.

Net Cash Flow Provided by Operating Activities

Net cash used by operating activities amounted to R$1,498.3 million in the six-month period ended June 30, 2020 compared to net cash provided by operating activities of R$71.2 million in the six-month period ended June 30, 2019. This change was primarily due to variations in domestic and foreign trade payables, which increased to R$2,126.6 million in the first half of 2020 (R$65.5 million for the same period in 2019). The effect was mainly due to the consolidation of Avon in 2020.

Net cash provided by operating activities amounted to R$1,300.4 million in 2019, compared to net cash provided by operating activities of R$844.3 million in 2018. This change was primarily due to higher net income for the period after adjustments for noncash items, mainly due to an increase in depreciation and amortization of R$527.5 million as a result of the implementation of IFRS 16. While this new accounting standard positively impacted net cash flow provided by operating activities, it negatively impacted net cash provided by (used in) financing activities, as described further below.

Net cash provided by operating activities amounted to R$844.3 million in 2018, compared to R$990.7 million in 2017. This change was primarily due to an increase in income tax and social contribution paid and payment of interest on borrowings, financing and debentures, compensated by an increase in adjustments to reconcile net income for the year adjusted by items reconciled to net cash flows and the decrease of settlement of derivatives financial instruments.

Net Cash (Used in) Provided by Investing Activities

Net cash provided by investing activities amounted to R$987.7 million in the six-month period ended June 30, 2020, compared to cash provided by investing activities of R$320.6 million in the six-month period ended June 30, 2019. This change was primarily due to (a) cash acquired from Avon in the amount of R$2,636.1 million and (b) increase in net redemptions of securities of R$4,548.6 million in the six-month period ended June 30, 2020 from R$4,038.6 million in the six-month period ended June 30, 2019, partially offset by an increase in short-term investments of R$5,972.3 million, compared to R$3,547.7 million in the six-month period ended June 30, 2019.

Net cash used in investing activities amounted to R$314.4 million in 2019, compared to cash provided by investing activities of R$389.1 million in 2018. This change was primarily due to a decrease in net redemptions of securities of R$7,345.4 million in 2019 from R$9,187.7 million in 2018, and an increase in the acquisition of property, plant and equipment, and intangible assets to R$586.4 million in 2019 from R$485.0 million in 2018, offset by a decrease in investments in securities of R$7,161.5 million, compared to R$8,483.7 million in 2018.

Net cash provided by investing activities amounted to R$389.1 million in 2018, compared to net cash used of R$4,842.4 million in 2017. This change was primarily due to a net redemption in securities of R$704.1 million in 2018, compared to a net investment of R$1,060.6 million in 2017, and Natura Cosméticos’ acquisition of The Body Shop, net of the cash acquired, in the amount of R$3,880.9 million in 2017.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities amounted to R$72.8 million in the six-month period ended June 30, 2020, compared to cash used in financing activities of R$713.9 million in the six-month period ended June 30, 2019. This change was primarily due to (a) a capital contribution of R$2,033.9 million in the six-month period ended June 30, 2020 through the issuance of common shares; and (b) a net increase in new loans, financing, lease and debentures to R$1,341.5 million in the six-month period ended June 30, 2020 from R$294.8 million in the six-month period ended June 30, 2019, due to issuance of new promissory notes during 2020; compensated by (c) an increase in amortization of loans, financing and debentures to R$2,485.2 million in the six-month period ended June 30, 2020 from R$594.9 million in the six-month period ended June 30, 2019, due to settlement of commercial promissory notes in January 2020.

Net cash provided by financing activities amounted to R$2,312.4 million in 2019, compared to cash used in financing activities of R$1,751.4 million in 2018. This change was primarily due to (1) a decrease in amortization of loans, financing, and debentures to R$2,643.6 million in 2019 from R$6,552.2 million in 2018, due to the settlement of commercial promissory notes in 2018; (2) a capital contribution of R$206.6 million in 2019 by the controlling shareholders of Natura Cosméticos related to the corporate restructuring; (3) a net increase in new loans, financing, lease and debentures to R$5,346.1 million in 2019 from R$5,015.3 million in 2018, due to the issuance of a new promissory note in December 2019; (4) an increase of R$451.7 million in the payment of leases liabilities as a result of the adoption of IFRS 16; and (5) the receipt of R$52.7 million from the exercise of stock options.

Net cash used in financing activities reached R$1,751.4 million in 2018 compared to R$4,453.4 million provided in 2017. This change primarily resulted from an increase in the amortization of loans, financings and debentures in 2018, which totaled R$6,552.2 million in 2018 and R$1,679.4 million in 2017, in addition to the decrease in new loans, financing, finance leases and debentures raised, totaling R$5,015.3 million in 2018 from R$6,391.0 million in 2017.

Capital Structure

The following table shows our sources of capital as of the dates indicated:

	As of June 30,		As of December 31,
	2020	2019	2019	2018	2017
	(in millions of R$, except percentages)
Shareholders’ equity	23,273.5	2,699.1	3,362.3	2,574.1	1,634.7
Current and noncurrent borrowings, financing and debentures, including lease liabilities	24,773.3	9,875.5	13,303.9	8,440.4	9,331.9
Total source of capital	48,046.8	12,574.7	16,666.2	11,014.5	10,966.6
Shareholders’ equity(1)	48%	21%	20%	23%	15%
Current and noncurrent borrowings, financing and debentures, including lease liabilities(2)	52%	79%	80%	77%	85%

(1)	Shareholders’ equity divided by the total source of capital.
(2)	Current and noncurrent borrowings, financing and debentures, including lease liabilities, divided by total source of capital.

Shareholders’ Equity

As of June 30, 2020, our shareholders’ equity amounted to R$23,273.5 million, an increase of R$20,574.4 million compared to R$2,699.1 million as of June 30, 2019, primarily due to Avon’s acquisition and net income for the year.

As of December 31, 2019, our shareholders’ equity amounted to R$3,362.3 million, an increase of R$788.2 million compared to R$2,574.1 million as of December 31, 2018, primarily from (1) net income for the year, (2) the gain on the translation of foreign subsidiaries’ results of operations and cash flow hedges recognized in other comprehensive income, and the effect of stock options and restricted stock unit plans. This increase was offset by the minimum mandatory dividend declared and interest on capital.

As of December 31, 2018, our shareholders’ equity amounted to R$2,574.1 million, an increase of R$939.4 million compared to R$1,634.7 million for the corresponding period in 2017, primarily due to net income for the year, other comprehensive income mainly related to currency translation differences, compensated by distribution of minimum mandatory dividends and mandatory minimum interest on capital.

Current and Noncurrent Borrowings, Financing and Debentures, Including Lease Liabilities

As of June 30, 2020, current and noncurrent borrowings, financing and debentures, including lease liabilities, totaled R$24,773.3 million, an increase of R$14,897.8 million compared to current and noncurrent borrowings, financing and debentures, including lease liabilities, from R$9,875.5 million as of June 30, 2019, primarily due to the issuance of promissory notes and the inclusion of Avon debts (bond issuances).

As of December 31, 2019, current and noncurrent borrowings, financing and debentures, including lease liabilities, totaled R$13,303.9 million, an increase of R$4,863.5 million compared to current and noncurrent borrowings, financing and debentures, including lease liabilities, from R$8,440.4 million as of December 31, 2018, primarily due to the adoption of IFRS 16 and the issuance of promissory notes in the amount of R$2.9 billion.

As of December 31, 2018, current and noncurrent borrowings, financing and debentures, including lease liabilities, totaled R$8,440.4 million, a decrease of R$891.5 million compared to current and noncurrent borrowings, financing and debentures, including lease liabilities, of R$9,331.9 million as of December 31, 2017, primarily due to the amortization of outstanding debentures and loans, and the settlement of commercial promissory notes, which was partially offset by the issuance of debentures and notes.

Cash and Cash Equivalents and Short-Term Investments

As of June 30, 2020, our cash and cash equivalents and short-term investments amounted to R$7,390.3 million, an increase of R$5,789.8 million compared to R$1,600.5 million as of June 30, 2019.

As of December 31, 2019, our cash and cash equivalents and short-term investments amounted to R$5,539.4 million, an increase of R$3,109.0 million compared to R$2,430.4 million as of December 31, 2018.

As of December 31, 2018, our cash and cash equivalents and short-term investments amounted to R$2,430.4 million, a decrease of R$1,240.0 million compared to R$3,670.4 million as of December 31, 2017.

Indebtedness

Our main source of indebtedness consists of funds raised in order to finance our working capital needs, our investments in property, plant and equipment, as well as to finance the costs related to acquisition of Avon and The Body Shop. See “—Main Financing Agreements—Promissory Notes” above. Currently, our loans and financings consist primarily of debenture and bond issuances, of funds raised outside of Brazil pursuant to Law No. 4,131/1962, as amended, or Law No. 4,131, financial commercial leasing, debentures, BNDES and FINEP loans, and certain loans relating to our international operations.

As of June 30, 2020, current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, totaled R$24,773.3 million, of which R$3,712.1 million was current and R$21,061.2 million was noncurrent. As of December 31, 2019, current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, totaled R$13,303.9 million, of which R$3,896.4 million was current and R$9,407.5 million was noncurrent. As of December 31, 2018, current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, totaled R$8,440.4 million, of which R$1,181.9 million was current and R$7,258.5 million was noncurrent. As of December 31, 2017, current and noncurrent borrowings, financing and debentures issuances, including lease liabilities, totaled R$9,331.9 million, of which R$4,076.7 million was current and R$5,255.2 million was noncurrent.

The table below shows the details of our debt instruments, in millions of R$, as of the dates indicated:

	As of June 30,		As of December 31,			Currency	Maturity	Interest	Security/ Guarantee
	2020	2019	2019	2018	2017
	(in millions)
Local Currency
FINEP (Financing Agency for Studies and Projects)	87.6	116.4	102.0	135.6	148.2	Real	June 2023	Interest of 3.5% per year for the installment maturing in June 2023.	Bank-issued guarantee letter.
Debentures	4,171.4	4,229.8	4,251.2	4,680.7	3,779.8	Real	August 2024	Interest of 109% to 112% of the CDI and 1.4% + CDI, 1.75% + CDI, 1.00% + CDI and 1.15% + CDI, maturing in March 2020, September 2020, September 2021, September 2022 and August 2024.	None
Promissory Notes	1,322.9	—	2,883.4	—	3,792.5	Real	December 2020	2.00% + CDI (1)	Real guarantee of shares alienated from Natura Cosméticos S.A.

	As of June 30,		As of December 31,			Currency	Maturity	Interest	Security / Guarantee
	2020	2019	2019	2018	2017
BNDES(6)	17.5	54.5	35.4	73.4	29.3	Real	Through September 2021	TJLP + interest of 0.5% per year to 3.96% per year and fixed-rate contracts of 3.5% per year to 5% per year (PSI). (2)	Bank-issued guarantee letter
BNDES EXIM(6)	—	—	—	—	418.0	Real	(i and ii) June 2018; (iii) November 2018

(i and ii) For 30% of the credit facility: SELIC rate + 0.4% per year; for 70% of the facility: Long-Term Interest Rate (TJLP). (iii) For 30% of the credit facility: SELIC rate; for 70% of the facility: Long-Term Interest Rate (TJLP)

All facilities further include the BNDES basic remuneration (2% per year) and the Intermediary Bank remuneration.

									Guarantee of Natura Cosméticos S.A.
BNDES – FINAME(6)	—	0.3	0.2	0.7	3.5	Real	Through March 2021	Interest of 4.5% per year + TJLP for contracts up to 2012, and for contracts executed as of 2013 fixed rate of 3% per year (PSI) (2) (d); Contracts from August 2014 to May 2016 at fixed rate of 6% per year to 10.5% per year	Fiduciary sale, guarantee of Natura Cosméticos S.A. and promissory notes
Financial lease	4,107.2	2,271.8	2,517.6	446.2	462.8	Real	August 2026	Interest of 9% per year + IPCA (3)	Fiduciary sale of assets object of lease contracts.
Working capital – International operation – Peru	23.3	17.8	—	21.0	21.4	Peruvian Sol	July 2019	Interest of 3.99% per year	Guarantee of Natura Cosméticos S.A.
Working capital – International operation – Mexico	24.2	17.3	31.8	10.0	59.0	Mexican peso	February 2021 and October 2020	Interest of 1.15% per year + TIIE (4)	Guarantee of Natura Cosméticos S.A.
Working capital – International operation – Colombia	—	—	—	—	16.7	Colombian peso	December 2018	Interest of 6.95% per year	Guarantee of Natura Cosméticos S.A.
Working capital – International operation – Operation Aesop	98.6	36.7	100.4	59.9	88.3	Australian dollar	August 2021	USD Libor + interest 0.92% per year	Bank-issued guarantee letter
Working capital – International operation – The Body Shop	477.8	—	—	—	2.0	GBP	March 2021	GBP Libor plus 2.0%	Guarantee of Natura Cosméticos S.A.
Working capital – International operation – Avon	154.2	—	—	—	—	Various	May 2022	Libor plus 7.7%	N/A

	As of June 30,		As of December 31,			Currency	Maturity	Interest	Security / Guarantee
	2020	2019	2019	2018	2017
Notes – Avon	9,720.3	—	—	—	—	U.S. Dollar	(i) March 15, 2023; (ii) March 15, 2043; (iii) August 15, 2022; and (iv) August 15, 2022	Annual interest of (i) 7.00%, (ii) 8.95%, (iii) 7.875% and (iv) 6.50%	(i) No guarantee; (ii) No guarantee; (iii) Guarantee (iv) Guarantee
Total in local currency	20,205.0	6,744.6	9,922.0	5,427.5	8,821.5

Foreign Currency
BNDES(6)	4.7	12.3	8.0	17.1	22.8	U.S. dollar	October 2020	Interest of 1.8% per year to 2.3% per year + Brazilian Resolution No. 635 (5)	Guarantee of Natura Cosméticos S.A. and bank-issued guarantee letter
Export Credit Note (NCE)	110.1	0.6	81.2	—	—	U.S. dollar	October 2020	Libor + interest 0.87% per year (a)	None
Law No. 4,131	274.3	194.2	202.2	—	487.7	U.S. dollar	May 2022	Libor + interest 1.1% per year (5)	Guarantee of Natura Indústria.
Notes	4,179.2	2,923.9	3,090.5	2,995.8	—	U.S. dollar	February 2023	Interest of 5.375% per year (5)	None

Total in foreign currency	4,568.3	3,131.0	3,381.9	3,012.9	510.5

Overall total	24,773.3	9,875.6	13,303.9	8,440.4	9,331.9

Current	3,712.1	1,271.6	3,896.4	1,181.9	4,076.7

Noncurrent	21,061.2	8,604.0	9,407.5	7,258.5	5,255.2

Debentures
Current	164.6	632.2	246.0	934.4	579.8

Noncurrent	4,006.9	3,597.6	4,005.2	3,746.3	3,200.0

(1)	CDI rate – Interbank Loan Rate.
(2)	PSI – Investment Support Program.
(3)	IPCA – Consumer Price Index Expanded.
(4)	TIIE – Interbank Equilibrium Interest Rate from Mexico.
(5)	Loans and financing for which swap contracts (CDI) were entered into. These loans and financing are not being shown net of their derivatives.
(6)	These loans are subject to the general provisions applicable to BNDES agreements, including provisions that restrict us from obtaining certain new indebtedness.

The following table shows the maturities of our noncurrent consolidated debt, including lease liabilities, as of June 30, 2020:

	Borrowings, Financing and Debentures As of June 30, 2020	Lease As of June 30, 2020	Total As of June 30, 2020
	(in millions of R$)	(in millions of R$)	(in millions of R$)
Maturity of loans and financing, including lease liabilities
2021	2,253.2	441.8	2,695.0
2022	5,450.2	428.0	5,878.2
2023	6,644.5	422.9	7,067.4
2024 and thereafter	3,687.1	1,733.4	5,420.5

Total	18,035.0	3,026.1	21,061.1

Main Financing Agreements

Our principal financing agreements as of June 30, 2020 are described below:

Loan Agreement with FINEP

On December 6, 2013, Natura Inovação and FINEP entered into a loan agreement in the principal amount of R$205.8 million to finance investments in tangible assets, including physical infrastructure, and intangible assets. This loan was amortized in 85 monthly installments beginning on June 15, 2016 and ending on June 15, 2023. The loan is guaranteed by Bank-issued guarantee letter. As of June 30, 2020, the outstanding balance on this loan agreement was R$87.6 million.

Debentures

As of June 30, 2020, the outstanding balance on these debentures was R$4,171.4 million.

On September 28, 2017, Natura Cosméticos completed its seventh issuance of debentures in an aggregate principal amount of R$2.6 billion. Natura Cosméticos issued 260,000 debentures with 77,273 allocated to the first series, maturing on September 25, 2020, and 182,727 allocated to the second series maturing on September 25, 2021. Each series bears interest at 100% of the DI rate plus an applicable spread of 1.40% for the first series and 1.75% for the second series. In 2019, Natura Cosméticos redeemed certain of its debentures of the first series. As a result of this redemption, the number of outstanding debentures of the first series decreased to 10,864.

On September 21, 2018, Natura Cosméticos completed its ninth issuance of debentures in the aggregate principal amount of R$1.0 billion. This amount was used to prepay the eighth issuance. The issuance consisted of 100,000 debentures, of which 38,904 were issued in the first series, maturing on September 21, 2020, 30,831 were in the second series, maturing on September 21, 2021, and 30,265 were in the third series, maturing on September 21, 2022, with interest accruing at a rate equivalent to 109.5%, 110.5% and 112%, respectively, of the cumulative variation of the average daily rates of Interbank Deposits (DI). In 2019, Natura Cosméticos redeemed certain of its debentures of the first series of the ninth issuance. As a result of this redemption, the number of outstanding debentures of the first series was reduced to 608.

On July 22, 2019, Natura Cosméticos carried out its 10th issuance of non-convertible unsecured debentures in the aggregate amount of R$1,576.5 million. A total of 157,645 registered, book-entry, nonconvertible and unsecured debentures were issued in four series, without the issue of provisory or final certificates, at a nominal unit value of R$10,000, of which 40,000 were in the first series, maturing on August 26, 2024, 9,570 in the second series, maturing on August 26, 2024, 68,623 in the third series, maturing on August 26, 2024, and 39,452 in the fourth series, maturing on August 26, 2024, bearing interest at the cumulative variation of the average daily rates of Interbank Deposits (DI) plus 1% for the first series and the cumulative variation of the average daily rates of Interbank Deposits (DI) plus 1.15% for other series.

Promissory Notes

On December 20, 2019, Natura &Co Holding completed its first issuance of promissory notes in two series, with R$2.2 billion for the first series and R$700 million for the second series. The proceeds from the issuance of the first series were used to redeem the Series C Preferred Shares issued by Avon, while the proceeds from the second series were used to pay the costs incurred in structuring the transaction, as well as to strengthen our cash position.

The appropriation of costs related to the issuance of promissory notes in the six-month period ended June 30, 2020 was R$19.5 million, recorded monthly under financial expenses in the statement of income, as per the effective interest rate method. The outstanding balance of issuance costs to be settled as of June 30, 2020 is R$7.9 million. In January 2020, we redeemed an aggregate principal amount of R$1,830 million of these promissory notes, as a result of which the outstanding balance decreased to R$1,070 million. On June 30, 2020, Natura &Co Holding redeemed the aggregate outstanding amount of its first series of promissory notes and an aggregate principal amount of R$140 million of its second series of promissory notes. The amount outstanding of these debentures as a result of these redemptions was R$560 million. The obligations of Natura &Co Holding under the abovementioned promissory notes are secured by a fiduciary assignment (alienação fiduciária) of 26,785,487 common shares of Natura Cosméticos S.A. representing 2.91% of its share capital as defined in the applicable pledge.

On May 4, 2020, Natura &Co Holding issued an aggregate principal amount of R$500 million, divided into 100 promissory notes. The promissory notes mature on May 4, 2021. Interest on these promissory notes accrues at a rate equivalent to 100% of the DI rate plus 3.25%. The proceeds of this offering were used to strengthen our cash position. The obligations of Natura &Co Holding under the abovementioned promissory notes are secured by a fiduciary assignment (alienação fiduciária) of 23,461,472 common shares of Natura Cosméticos S.A. representing 2.55% of its share capital as defined in the applicable pledge.

On May 4, 2020, Natura Cosméticos issued an aggregate principal amount of R$250 million, divided into 50 promissory notes. The promissory notes mature on May 4, 2021. Interest on these promissory notes accrues at a rate equivalent to 100% of the DI rate plus 3.25%. The proceeds of this offering were used to strengthen Natura Cosméticos’s and its subsidiaries’ cash position.

Natura Cosméticos Notes due 2023

On February 1, 2018, Natura Cosméticos issued 5.375% senior notes due in 2023 in the aggregate principal amount of U.S.$750 million, with semiannual interest payments in February and August. The proceeds from this issuance were used to repay part of the debt arising from the third issuance of 74 promissory notes totaling R$3.7 billion, which were issued to finance the acquisition of The Body Shop.

Concurrently with the issuance of the notes, Natura Cosméticos contracted derivative financial instruments, or swaps, to mitigate its exposure to exchange rate variations arising from the principal and interest owed in connection with the notes. As of June 30, 2020, the outstanding balance of these notes was R$4,179.2 million without considering the corresponding hedge adjustment.

Export Credit Notes

In order to finance its working capital needs, Natura Indústria raised funds of R$83.3 million on October 2, 2019 by entering into an export credit note with Citibank. This note has a term of one year, with interest being payable on a quarterly basis, whereas the principal is paid at maturity. We have hedged the exposure (derived from USD LIBOR + 0.87% per year) arising from this transaction at a cost of CDI plus 0.60% per year. As of June 30, 2020, the outstanding balance of these notes was R$110.1 million without considering the corresponding hedge adjustment.

Law No. 4,131

Natura Cosméticos entered into facility transferred of funds raised abroad denominated in foreign currency via Law No. 4,131 with financial institutions due to favorable rates. The funds raised in this operation will be allocated to finance our working capital. On May 20, 2019, a total of U.S.$50 million was raised at Libor + 1.1% per year plus the exchange rate variation, with semiannual interest payments in May and November, maturing on May 20, 2022. As of June 30, 2020, the outstanding balance of these letters of credit was R$274.3 million without considering the corresponding hedge adjustment.

Notes – Avon

Avon has issued the following notes/bonds:

Notes – Avon	Principal U.S.$	Principal R$	Annual Interest Rate	Maturity
7.00% Notes due 2023	461.9	2,529.3	7.00%	March 15, 2023
8.95% Notes due 2043	243.8	1,335.3	8.95%	March 15, 2043
7.875% Notes due 2022	500.0	2,738.0	7.875%	August 15, 2022
6.50% Notes due 2022	400.0	2,190.4	6.50%	August 15, 2022

The effects of the purchase price allocation arising from the business combination, which on June 30, 2019 totaled R$780.0 million, were added to the notes issued by Avon. For further information, see note 4 to our audited consolidated financial statements included herein for more information.

Working capital – The Body Shop

As presented in the note 5.2.e to our audited consolidated financial statements included herein, The Body Shop had, on 31 December 2019, a credit facility of up to seventy million pounds sterling (£70 million), which is guaranteed by Natura Cosméticos, that could be withdrawn in installments to meet short-term financing needs of The Body Shop International Limited. This facility was used by the indirect subsidiary during the first quarter of 2020, to reinforce working capital and liquidity, with annual interest payment of Libor + 2%.

Working capital – Other Local Operations Bank Facilities

We have established uncommitted bank facilities at country level for working capital purpose for approximately U.S.$130 million globally. These facilities cover Natura, Aesop and Avon. Certain of these facilities have been drawn down in the first and second quarters of 2020 (approximately U.S.$60 million) to strengthen our liquidity.

Debentures

The covenants are evaluated based on the Natura Cosméticos balances in the years/periods as shown in the table below.

These clauses establish the following financial indicators resulting from division of Treasury Net Debt by EBITDA in the last 12 months, which must be equal to or lower than the number established, excluding the effects from implementation of standard IFRS 16 / CPC 06 (R2) – Lease starting January 1, 2019 for the consolidated financial statements:

12-month Period Ended	Leverage Ratio*
December 31, 2019 / June 30, 2020	3.25
December 31, 2020 / June 30, 2021	3.00
December 31, 2021 / June 30, 2022	3.00
December 31, 2022 / June 30, 2023	3.50
December 31, 2023 / June 30, 2024	3.50

Natura Bonds Covenants

The indenture for our ninth and tenth issuance of debentures requires to Natura Cosméticos to maintain a net debt/EBITDA ratio equal to or lower than 3.50. Other limitations may also apply, such as: (i) declare or pay dividends or make any other distribution on its equity interests; (ii) buy back shares of Natura; (iii) repay subordinated debt; or (iv) make minority investments, unless: (A) no event of default has occurred; (B) Natura &Co could incur at least U.S.$1.00 of Debt under the Net Debt to EBITDA Ratio test; and (C) aggregate amount of restricted payments made from the original issue date of the Notes cannot exceed 50% of Natura’s cumulative net income from such date (or 100% of the losses in the case of a net loss), among others.

Avon Notes Covenants – Avon’s notes contain customary covenants, including, among other things, limits on the ability of the Company and any restricted subsidiary to, subject to certain exceptions, incur liens, incur debt, make restricted payments, make investments or, with respect to certain entities, merge, consolidate or dispose of all or substantially all of its assets. In addition, we could have difficulty undertaking other alternatives to avoid noncompliance, such as obtaining necessary waivers from compliance with, or necessary amendments to, the covenants contained in our notes or repurchasing certain debt, and we could have difficulty addressing the impact any non-compliance with these covenants may have on our ability to secure financing with favorable terms.

As of June 30, 2020, we were in compliance with the covenants of our financing agreements, including the financial covenants.

Working Capital

As of June 30, 2020, our working capital (which is defined as consolidated current assets minus current liabilities) was R$4,200.6 million, an increase in comparison to R$1,547.6 million as of June 30, 2019, mainly as a result of (i) Avon’s acquisition; (ii) successful private capital increase of up to R$2 billion, announced on May 7, subscribed by the controlling shareholders, selected investors and minority existing shareholders, contributing to a strong cash position that allowed us to accelerate our investment in IT infrastructure, digital and social selling. Additionally, we prepaid R$510.0 million in promissory notes at Natura &Co in the second quarter of 2020, reducing its outstanding amount, due in December 2020. As of December 31, 2019, our working capital was R$1,911.6 million, stable in comparison to R$1,888.9 million as of December 31, 2018. As of December 31, 2018, working capital amounted to R$1,888.9 million, compared to R$144.3 million as of December 31, 2017, mainly as a result of a decrease in current borrowings, financing and debentures due to the settlement of the promissory notes in 2018 (short-term financing for The Body Shop acquisition), after the issuance of the five-year maturity bonds.

Capital Expenditures

Our operating activities require regular capital expenditures, particularly with regards to the development of its infrastructure and the acquisition of supplies, such as software, machines, tools, vehicles and industrial casts.

Investments

The following table sets forth additions to property, plant and equipment and to intangible assets for the periods indicated:

	As of and for the Six-Month Period Ended June 30,		As of and for the Fiscal Year Ended December 31,
	2020	2019	2019	2018	2017
	(in millions of R$)
Software	65.4	22.4	83.1	190.0	95.6
Machinery and accessories	7.4	3.2	9.6	11.2	3.2
Vehicles	0.1	1.4	12.5	25.2	23.5
Buildings and facilities	3.5	16.2	49.1	38.0	46.7
Templates(1)	—	—	1.5	0.1	7.2
Information technology equipment	4.7	7.3	22.0	24.5	22.6
Furniture and fixtures	10.6	6.3	40.1	34.9	34.4
Projects in progress	104.6	104.0	204.1	157.8	117.7
Other investments	65.5	56.7	145.8	10.1	11.6

Total acquisitions of property, plant and equipment and intangible assets	261.8	217.5	567.9	491.9	362.5

(1)

Refers to steel casts or templates specially manufactured by Natura &Co’s suppliers, used in the production of bottles and plastic packaging for its products. Natura &Co holds the property of such casts.

In the six-month period ended June 30, 2020, acquisitions of property, plant and equipment, and intangible assets totaled R$261.8 million compared to R$217.5 million in the six-month period ended June 30, 2019, representing an increase of 20.4%. Our capital expenditure program is currently focused on IT infrastructure, digital and social selling technology as well as, product innovation, projects aimed at increasing operational efficiency and productivity.

In the fiscal year ended December 31, 2019, acquisitions of property, plant and equipment, and intangible assets totaled R$567.9 million compared to R$491.9 million in the fiscal year ended December 31, 2018, representing an increase of 15.5%. This increase was primarily related to investments in several areas, including a new distribution center in Mexico, investments in digital technology and in research and development facilities, the opening of new stores, initiatives to increase operational efficiency and productivity.

In the fiscal year ended December 31, 2018, acquisitions of property, plant and equipment, and intangible assets totaled R$491.9 million compared to R$362.5 million in the fiscal year ended December 31, 2017, representing an increase of 35.7%. This increase was primarily due to the inclusion of The Body Shop’s capital expenditures for the whole year in 2018, compared to only for four months in 2017 (acquisition closing occurred in September 2017), and investments to support the evolution of the commercial models in Brazil, especially in systems and technology platforms.

Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	global economic conditions;

•

events and risk perception in relation to corruption allegations involving Brazilian companies and politicians, as well as the impacts of the resulting investigation on the Brazilian economy and political outlook as a whole;

•

changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients;

•	conditions in the stock and credit markets;

•	risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings;

•	the risks of currency fluctuations and foreign exchange controls; and

•	developments with respect to the COVID-19 pandemic in Brazil and globally.

For more information, see “—Principal Factors Affecting Our Results of Operations.”

Off-Balance Sheet Arrangements

Our subsidiary Indústria e Comércio de Cosméticos Natura Ltda. has certain off-balance sheet arrangements arising from power supply agreements for its manufacturing activities that provide for minimum supply payments: (i) up to one year of R$10.2 million as of June 30, 2020, R$17.9 million in 2019 and R$1.3 million in 2018 and (ii) from one to five years of R$2,552.0 million as of June 30, 2020, R$13.2 million in 2019 and R$4.9 million in 2018.

Except as mentioned above, as of June 30, 2020, we did not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations as of June 30, 2020:

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total expected cash flow
	(in millions of R$)
Borrowings, financing and debentures	2,934.4	13,290.9	4,349.8	1,309.3	21,884.4
Lease liabilities	1,272.2	1,769.0	1,124.8	1,014.4	5,170.4
Trade payables and reverse factoring	5,710.0	—	—	—	5,710.0

Total(1)	9,916.6	15,059.9	5,474.6	2,323.7	32,764.8

(1)	The amounts presented above are the undiscounted contractual cash flows.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risks arise from financial instruments denominated in currencies different from their functional currencies. To reduce this exposure, we have implemented policies to hedge against the foreign exchange risk and limit exposure to this risk.

As of June 30, 2020, the balance sheet includes accounts denominated in foreign currency which, in the aggregate, represented net liabilities of R$4,568.4 million (R$3,130.9 million as of June 30, 2019). As of December 31, 2019, the balance sheet includes accounts denominated in foreign currency which, in the aggregate, represented net liabilities of R$3,382.0 million (R$3,012.9 million as of December 31, 2018 and R$510.5 million as of December, 31, 2017). As of December 31, 2019 and December 31, 2018, we were exposed to the risk of fluctuation of the U.S. dollar, euro and pound sterling. In order to hedge foreign exchange exposures in relation to foreign currency, we entered into transactions with derivative financial instruments such as “swaps” and “forwards”, “Non-Deliverable Forwards,” or “NDFs”. Pursuant to the Foreign Exchange Protection Policy, the derivatives contracted must limit the loss related to the exchange devaluation in relation to the net income projected for the current year, given a certain estimate of exchange rate devaluation against the U.S. dollar. This limitation defines the ceiling or maximum exchange exposure permitted in relation to the U.S. dollar and euro.

Derivative Financial Instruments to Hedge Foreign Currency Exchange Risk.

We classify derivative financial instruments into “financial,” “operating” and “other derivative financial instruments.” “Financial” derivatives include swaps or forwards contracted to hedge against the foreign exchange risk associated with foreign-currency-denominated borrowings, financing, intercompany loans and notes issued in the international debt capital markets. “Operating” derivatives (usually forwards) include derivatives contracted to hedge against the foreign exchange risk on the business’s operating cash flows.

As of June 30, 2020 and as of December 31, 2019, we had outstanding swap and forward contracts to hedge against foreign currency exchange risk, with maturities through February 2023 with Bank of America, HSBC, Citibank, Bradesco and Itaú BBA. Currency forward contracts against the pound sterling that mature within 12 months were executed with counterparties represented by HSBC, Santander, BNP Paribas and Citibank. Swap agreements in Mexican pesos and Chilean pesos with maturities of up to six months were executed with the other party represented by HSBC. On June 30, 2020 and 2019, the balances of financial derivatives were:

	Notional(2)		Accrual		Fair Value(3)		Gain (Loss) (adjustment MTM)
	As of June 30,		As of June 30,		As of June 30,		As of June 30,
	2020	2019	2020	2019	2020	2019	2020	2019
	(in millions of R$)
Type of transaction
Swap contracts(1)
Asset position:
Long position—U.S. dollars	2,661.5	2,583.4	4,603.6	3,151.4	5,102.6	3,546.7	499.0	395.0
Liability position:
CDI floating rate:
Short position in CDI	2,661.5	2,583.4	2,729.1	2,678.4	2,942.8	2,961.4	213.8	283.0
Swap contracts(1):
Asset position:
Short position in U.S. dollars	—	38.2	—	38.6	—	39.2	—	0.5
Liability position:
CDI floating rate:
Long position in interbank rate	—	38.2	—	38.8	—	39.4	—	0.6
Swap contracts (1):
Asset position:
Short position in Chilean peso	—	39.2	—	39.5	—	40.0	—	0.5
Liability position:

	Notional(2)		Accrual		Fair Value(3)		Gain (Loss) (adjustment MTM)
	As of June 30,		As of June 30,		As of June 30,		As of June 30,
	2020	2019	2020	2019	2020	2019	2020	2019
	(in millions of R$)
CDI floating rate:
Long position in interbank rate	—	39.2	—	38.7	—	39.2	—	0.5
NDF forward contracts(4)
Liability position:
CDI floating rate:
Long position in interbank rate	5,442.8	—	1.9	—	(38.5)	—	(40.4)	—

Total net financial derivatives	5,442.8	—	1,876.4	473.7	2,121.3	585.9	244.8	112.0

(1)	Swap transactions consist of swapping the exchange rate fluctuation for a percentage of the floating rate Interbank Deposit Rate (CDI) – post-fixed CDI – in the case of Brazil.
(2)	The notional amount represents the amounts of the contracted derivatives.
(3)	Fair value refers to the value of outstanding contracted derivatives recognized in balance sheets.
(4)	Forward operations consist of hedging against exchange variation through operations involving various currencies against the pound sterling.

As of June 30, 2020 and December 31, 2019, for derivatives maintained by us and our subsidiaries, since our derivative financial instrument contracts are entered into directly with financial institutions and not through a stock exchange, there are no margin calls deposited as guarantees of these transactions.

Operating Derivatives

As of June 30, 2020 and December 31, 2019, we hold forward derivative instruments with HSBC and Santander in order to hedge against exchange rate risk on import and export operations of the subsidiary The Body Shop in foreign currencies against the pound sterling and U.S. dollar. These derivatives are measured at fair value, with gains and losses recognized in the group of costs of products sold.

Derivative Instruments Designated for Hedge Accounting

We have designated to hedge accounting our derivative financial instruments for hedging loans denominated in foreign currency of Natura Cosméticos S.A. and Natura Distribuidora de México, S.A. de C.V., and operating cash flows resulting from the purchase and sale denominated in foreign currency of The Body Shop. As of June 30, 2020, the notional amount hedged against reais of the consolidated position of instruments designated as cash flow hedge totaled R$3,582.2 million and we did not have any notional amount hedged against the pound sterling or other currencies besides the real. As of December 31, 2019, the notional amount of the consolidated position of instruments designated as cash flow hedge totaled R$3,702.5 million, of which R$2,664.0 million is hedged against reais, and £195.0 million (R$1,038.5 million) is hedged against the pound sterling. As of December 31, 2018, the consolidated position of instruments designated as cash flow hedge totaled U.S.$750 million, £383.4 million and MXN297.2 million of notional amount or R$2,371.8 million, R$2,003.9 million and R$58.6 million, respectively.

Sensitivity Analysis

For the sensitivity analysis of the risk of foreign exchange rate exposure, in addition to the assets and liabilities with exposure to the fluctuation of exchange rates recorded in the balance sheet, we consider the value of the fair value of the financial instruments contracted by us for the protection of certain exposures as of December 31, 2019, such as loans and financing registered in Brazil in foreign currency, receivables registered in Brazil in foreign currency, Accounts payable registered in Brazil in foreign currencies and value of the financial derivatives.

This analysis considers only financial assets and liabilities registered in Brazil in foreign currency, since exposure to exchange variation in other countries is close to zero due to the strength of currencies and the effectiveness of their derivatives, and considers that all other variables, especially interest rates, remain constant and ignore any impact of forecasting purchases and sales.

The tables below show the loss based on our current foreign currency exposure as of June 30, 2020 and December 31, 2019 that would have resulted from certain scenarios. The probable scenario considers future rates for the U.S. dollar for 90 days, based on quotes obtained from the B3 on the respective maturity dates of the financial instruments exposed to foreign exchange risks, of R$5.45/U.S.$1.00 (R$4.03/U.S.$1.00 for December 31, 2019). Scenarios II and III consider a drop in the U.S. dollar of 25% (R$4.09/U.S.$1.00 for June 30, 2020 and R$3.02/U.S.$1.00 for December 31, 2019) and 50% (R$2.72/U.S.$1.00 for June 30, 2020 and R$2.02/U.S.$1.00 for December 31, 2019), respectively.

Description	Risk	Probable Scenario	Scenario II	Scenario III
		(in millions of R$)
Net exposure as of June 30, 2020	Depreciation of the U.S. dollar	(2.5)	101.0	170.0
Net exposure as of December 31, 2019	Depreciation of the U.S. dollar	158.0	(115.5)	(346.9)

Interest Rate Risk

Interest rate risk arises from financial investments and short and long-term loans and financing. Financial instruments issued at floating rates expose us to cash flow risks associated with the interest rate. Financial instruments issued at pre-fixed rates expose us to fair value risks associated with the interest rate. Our cash flow risk associated with the interest rate arises from investments and short- and long-term loans and financing issued at floating rates. We adopt the policy of maintaining our rates of exposure to asset and liability interest rates pegged to floating rates. Short-term investments are adjusted by the Interbank Deposit Rate (CDI) whereas borrowings and financing are adjusted based on the Long-term Interest Rate (TJLP), CDI and fixed rates, according to the contracts made with the related financial institutions, and trading securities with investors in this market.

Any increase in interest rates will increase the costs of servicing our Net Debt, which could adversely affect our business, financial condition and operating results. Moreover, any increase in the basic interest rate by the Brazilian Central Bank could negatively affect our results by reducing economic growth and, consequently, demand for our products.

The Group contracts swap derivatives for the purpose of mitigating the risks of loans and financing contracted at fixed rates.

Sensitivity Analysis

The table below sets out our total exposure to interest rate risk, including risks arising from changes in the CDI rate, as of June 30, 2020 and December 31, 2019:

	As of June 30, 2020	As of December 31, 2019
	(in millions of R$)
Total borrowings and financing – in local currency	(16,097.7)	(7,404.4)
Operations in foreign currency with derivatives pegged to CDI(1)	(4,568.4)	(3,382.0)
Short-term investments	4,459.3	2,429.2

Net exposure	(16,206.8)	(8,357.2)

(1)	Refers to transactions involving CDI-backed derivatives to hedge the loans and financing arrangements raised in foreign currency in Brazil.

The tables below show the loss based on our current interest rate exposure as of June 30, 2020 that would have resulted from certain scenarios. The probable scenario considers future interest rates obtained on the B3 for the maturity dates of the financial instruments exposed to interest rate risks. Scenarios II and III consider an increase in the interest rate of 25% (2.6% per year) and 50% (3.1% per year), respectively, of the CDI rate from 2.1% per year.

Description	Risk	Probable Scenario	Scenario II	Scenario III
		(in millions of R$)
Net liabilities	Interest rate increase	4.6	(29.4)	(63.4)

The tables below show the loss based on our current interest rate exposure as of December 31, 2019 that would have resulted from certain scenarios. The probable scenario considers future interest rates obtained on the B3 for the maturity dates of the financial instruments exposed to interest rate risks. Scenarios II and III consider an increase in the interest rate of 25% (5.4% per year) and 50% (6.5% per year), respectively, of the CDI rate from 4.35% per year.

Description	Risk	Probable Scenario	Scenario II	Scenario III
		(in millions of R$)
Net liabilities	Interest rate increase	4.2	(86.7)	(177.6)

Item 2

Unaudited Pro Forma Condensed Statement Of Income for the year ended December 31, 2019.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME FOR THE YEAR ENDED

DECEMBER 31, 2019

The following unaudited pro forma condensed statement of income gives effect to the Transaction accounted for under the acquisition method of accounting and which Natura &Co Holding is treated as the acquirer for financial reporting purposes. See the section of this Form 6-K entitled “Item 1. Presentation of Financial and Certain other Information—Discussion of Avon Products, Inc.’s Business and Operations as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019—The Transaction.”

The unaudited pro forma condensed statements of income for the year ended December 31, 2019 is based on the historical audited consolidated financial statements of Natura &Co and the historical audited consolidated financial statements of Avon and combine the results of operations of Natura &Co and Avon giving effect to the Transaction as if it had occurred on January 1, 2019. The historical consolidated financial information has been adjusted to give effect to the events that are directly attributable to the Transaction, factually supportable and expected to have a continuing impact on the pro forma results.

The unaudited pro forma condensed statement of income, as above, has been presented for informational purposes only. The unaudited pro forma condensed statement of income does not purport to represent what the actual consolidated results of operations of Natura &Co would have been if the proposed Transaction had occurred on the date assumed, nor is it necessarily indicative of future consolidated results of operations.

The unaudited pro forma condensed statement of income should be read in conjunction with the following:

•	accompanying notes to the unaudited pro forma condensed statement of income;

•	historical audited consolidated financial statements of Natura &Co for the fiscal year ended December 31, 2019, included elsewhere in this Form 6-K; and

•	historical audited consolidated financial statements of Avon for the fiscal year ended December 31, 2019, furnished to the SEC on Form 6-K on September 30, 2020.

The unaudited pro forma condensed statement of income has been prepared using the acquisition method of accounting under IFRS. Natura &Co Holding has been treated as the acquirer in the Transaction for accounting purposes. The unaudited pro forma condensed statement of income presented, including allocation of the purchase price, is based upon our preliminary estimates of the fair value of the assets acquired and liabilities assumed, available information as of this date and management assumptions, and will be revised upon final calculations during the one year measurement period as from each acquisition date. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing an Unaudited Pro Forma Condensed Statement of Income.

We have furnished to the SEC a current report on Form 6-K on September 30, 2020 including (i) the audited consolidated financial statements as of December 31, 2019 and 2018 and for each year of the three-year period ended December 31, 2019 and the related notes thereto of Avon, and (ii) certain additional information regarding Avon’s business and results of operations.

Unaudited Pro Forma Condensed Statement of Income

for the year ended December 31, 2019

					Pro forma adjustments
	Natura &Co Historical		Avon as adjusted (Note 2)		Reclassification (Note 3.1)	IFRS and accounting policies (Note 3.2)	Note 3.2		Purchase accounting and financing adjustments	Note 3.5	Pro forma
	(In millions of reais)										(In millions of reais)		(In millions of U.S.$)(*)
Sales revenues		14,445	18,796		(267)	—			—			32,974		6,022

Cost of products sold		(4,033)	(7,932)		49	—			(36)	a)		(11,952)		(2,183)

Gross Profit		10,412	10,864		(218)	—			(36)			21,022		3,839
OPERATING (EXPENSES) INCOME
Selling, general and administrative expenses		(8,802)	(10,368)		1,429	63	a	)	(454)	a), b)		(18,132)		(3,311)
Impairment losses on trade receivables		(210)			(541)							(751)		(137)
Other operating income (expenses), net		(49)	570		(1,014)	—			315	c)		(178)		(33)

OPERATING PROFIT BEFORE FINANCIAL RESULT		1,351	1,066		(344)	63			(175)			1,961		358
Financial income		1,956	30		1,549	—			—			3,535		646
Financial expenses		(2,796)	(550)		(1,205)	(63)	a	)	116	c)		(4,498)		(821)
Tax on Company formation		(207)							207	c)

PROFIT BEFORE INCOME TAX AND CONTRIBUTION		304	546		—	(0)			148			998		183

Income tax and social contribution		(149)	(407)		—	(0)			(9)	d)		(565)		(103)

NET INCOME FOR THE YEAR		155	139	(**)	—	(0)			(139)			433		80

Earnings or Loss per share – R$											R$	0.3646	U.S.$	0.07
Basic	R$	0.1791									R$	0.3522	U.S.$	0.07
Diluted	R$	0.1774
Weighted average shares used to calculate earnings per share										Note
Basic		865,660,042							321,830,266	3.3		1,187,490,308
Diluted		873,784,617							321,830,266	3.3		1,195,614,883

(*)

Solely for the convenience of the reader, we have translated certain amounts included in this Form 6-K from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2020 for reais into U.S. dollars of 5.476 per U.S.$1.00. The U.S. dollar equivalent information presented in this Form 6-K is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Exchange Rates” for further information about exchange rates.

(**)	Represents the net income from continuing operations of Avon.

The accompanying notes are an integral part of the unaudited pro forma condensed financial information.

Notes to the Unaudited Pro Forma Condensed Financial Information

1.	Description of the Transaction and Basis of Presentation

On May 22, 2019, Avon Products, Natura &Co Holding and the Merger Subs entered into the Merger Agreement, as amended on October 3, 2019 and November 5, 2019, pursuant to which Avon and Natura Cosméticos became direct wholly owned subsidiaries of Natura &Co Holding. The transaction was completed on January 3, 2020, and as a result Avon became a direct wholly owned subsidiary of Natura &Co Holding.

Upon the completion of the Transaction, former shareholders of Natura Cosméticos currently own approximately 72.9% of Natura &Co Holding and former Avon common shareholders currently own approximately 27.1% of Natura &Co Holding. As a result Natura &Co Holding is the acquirer for financial reporting purposes.

The unaudited pro forma condensed statement of income was prepared using the acquisition method of accounting in accordance with the IFRS 3, Business Combinations, or IFRS 3. IFRS 3, requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Fair value measurements can be highly subjective and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Acquisition-related transaction costs (i.e., advisory, legal, valuation, and other professional fees) and certain transaction-related restructuring charges are not included as a component of the consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Transaction costs incurred by Natura &Co and Avon for the year ended December 31, 2019 amounted to R$141 million and R$174 million, respectively.

The unaudited pro forma condensed financial information does not reflect any cost savings, operating synergies or revenue enhancements that Natura &Co may achieve as a result of the Transaction or the costs to integrate the operations of Natura &Co and Avon or the costs necessary to achieve these cost savings, operating synergies, such as procurement, manufacturing, distribution and administrative structure efficiencies and revenue enhancements.

2.	Historical consolidated financial information of Avon

The historical consolidated statement of income of Avon has been prepared under U.S. GAAP and presented in U.S.$. The amounts reported under the column “Avon U.S. GAAP (U.S.$ in millions)” derive from Avon’s historical consolidated financial statements that have been translated into reais, which is Natura &Co Holding’s functional and presentation currency using the weighted-average exchange rate of R$3.946 per U.S.$1.00 (which represents the average of the exchange rates on the closing of each day during the year.), under column “Avon as adjusted U.S. GAAP (R$ in millions).”

In addition, Avon’s accounts have been reclassified to Natura &Co’s accounts, as described in the table below.

Unaudited Adjusted Avon Statement of Income

for the year ended December 31, 2019

	Avon U.S. GAAP Historical	Avon as adjusted U.S. GAAP	Reclassified to Natura &Co’s statement of income
	Audited (In million U.S.$)	Unaudited (In million R$)
Net sales	4,494	17,734	Net Revenue
Other revenue	269	1,062	Net Revenue

Total revenue	4,763	18,796
Costs, expenses and other:
Cost of sales	(2,010)	(7,932)	Cost of products sold
Selling, general and administrative expenses	(2,628)	(10,368)	Selling, Marketing and Logistics expenses

Operating profit	126	496
Interest expense	(128)	(504)	Financial expenses
Loss on extinguishment of debt	(12)	(46)	Financial expenses
Interest income	8	30	Financial income
Other expenses, net	94	372	Other operating income (expenses), net
Gain on sale of business	50	198	Other operating income (expenses), net

	Avon U.S. GAAP Historical	Avon as adjusted U.S. GAAP	Reclassified to Natura &Co’s statement of income
	Audited (In million U.S.$)	Unaudited (In million R$)
Total other income	13	50

Income before income taxes	138	546
Income taxes	(103)	(407)	Income tax and social contribution

Net income from Continued Operations	35	139

Loss from discontinued operations, net of tax	(37)	(144)
Net loss	(1)	(5)

3.	Pro Forma Adjustments and Assumptions

3.1	Reclassifications

Reclassification adjustments to conform Avon’s line items’ classification to Natura &Co classification.

3.2	IFRS and accounting policies alignment adjustments

a) Leases

Represents the adjustment to conform Avon’s lease accounting under U.S. GAAP to IFRS, since IFRS does not provide a classification of leases as “operating leases” from the lessee perspective as opposed to U.S. GAAP. Under U.S. GAAP, lease expense of operating leases is recognized on a straight-line basis as a single line item in the income statement. Under IFRS, interest expense is accreted on the lease liability and the right-of-use asset is amortized on a straight-line basis, resulting in the lease expense being higher at commencement of the lease and decreasing throughout time. This resulted in the following adjustment:

Selling, general and administrative expenses:	(In millions of reais)
Reversal of operating lease expense recorded under U.S. GAAP	280
Recognition of amortization expense on right-of-use assets under IFRS	218

Financial expenses	(63)
Recognition of interest expense under IFRS	63

Other adjustments to conform Avon’s accounts under U.S. GAAP to IFRS are considered immaterial for pro forma purposes.

3.3	Consideration Transferred

The following is consideration transferred at fair value:

Number of shares of Avon common stock outstanding as of January 3, 2020	536,383,776
Multiplied by the Exchange Ratio of 0.600 Natura &Co Holding Shares (or ADSs) for each share of common stock of Avon	321,830,266
Multiplied by the market price of Natura &Co’s stock on January 3, 2020 (in R$)	41,00

Shares consideration (in millions of R$)	13,195
Effect of the conversion of Avon stock compensation awards (1) (in millions of R$)	171

Consideration transferred (in millions of R$)	13,366

(1)	Represent the effect of the conversion of Avon’s outstanding restricted stock units and performance stocks units that were converted into Natura &Co holding’s restricted stocks units.

3.4	Estimated Fair Value of Assets Acquired and Liabilities Assumed

Natura &Co Holding has performed a preliminary valuation analysis of the fair market value of Avon’s assets acquired and liabilities assumed. Using the total consideration for the Transaction, Natura &Co Holding has estimated the allocations to such assets and liabilities. The following table summarizes the allocation of the preliminary consideration transferred:

(in millions of R$)
Total consideration transferred (Note 3.3 above)	13,366
Less fair value of assets acquired:
Cash and cash equivalents	2,636
Accounts receivables	1,135
Inventories	1,942
Other current assets	1,056
Held for sale assets	187
Property, plant and equipment	2,886
Deferred income tax and social contribution	667
Right-of-use assets	565
Other noncurrent assets	475
Escrow deposits	284
Recoverable taxes	518
Employee benefit plan	553
Intangible assets	5,710
Plus fair value of liabilities assumed:
Current liabilities	6,267
Provision for tax, civil and labor risks	724
Long-term debt	7,078
Lease liability	588
Deferred income taxes	728
Other liabilities	809
Plus noncontrolling interest	28
Pro forma goodwill	10,974

The pro forma information presented, including allocation of the consideration transferred, is based upon our preliminary estimates of the fair value of the assets acquired and liabilities assumed, available information as of this date and management assumptions, and will be revised upon final calculations during the one year measurement period as from each acquisition date. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

The provision for contingencies amount shown in the table above corresponds to the historical amount recorded by Avon, since the Company is still in the process of estimating their fair value as well as identifying additional contingencies that may be required to be recorded in accordance with the provisions of paragraph 23 of IFRS 3 , i.e., contingencies that: (i) represent a present obligation arising from past events and (ii) can be reliably measured.

We have only included material adjustments that are directly attributable to the Transaction, factually supportable and, with respect to the statement of income, expected to have a continuing impact on the consolidated results.

3.5	Pro forma adjustments

(a) Property, plant and equipment

Represents the adjustment of Avon’s property, plant and equipment to its fair value, as follows:

Property, plant and equipment	Estimated fair value adjustment (In millions of reais)		Valuation methodology	Estimated remaining useful life	Estimated pro forma amortization (In millions of reais)		Allocation of pro forma amortization expense to pro forma statement of income line item
Land	R$	471	Market approach	Indefinite		N/A
Buildings and improvements		210	Cost approach	5-45	R$	9	Selling, Marketing and Logistics expense
Machinery and Equipment		76	Cost approach	5-30		5	Cost of products sold
Other Personal Property		48	Cost approach	5-10		31	Cost of products sold

Total estimated fair value adjustment	R$	805			R$	45

The pro forma depreciation expense on the fair value adjustment on property, plant and equipment, was allocated to Cost of Sales. The depreciation is calculated using the straight-line method.

(b) Intangible assets

The fair value adjustment on intangible assets consists of the following:

	Nature	Valuation Methodology	Estimated fair value (in millions of reais)	Estimated useful life	Estimated pro forma amortization expense using the straight-line method (in millions of reais)	Allocation of pro forma amortization expense to pro forma statement of income line item
1. “Avon” Trade Name	Represents the fair value of the “Avon” trade name	Relief from royalty method (**)	1,893	Indefinite	N/A
2. “Power Brands”	Represent the fair value of “power brands”	Relief from royalty method (**)	518	20 years	25	Selling, marketing and logistics expense
3. Developed Technologies	Represents the fair value of all technology necessary to develop Avon’s products, including product formulas, labeling data, manufacturing processes, regulatory approvals, product packaging and designs.	Relief from royalty method	1,132	7 years	220	Selling, marketing and logistics expense
4. Sales representatives (New+Senior)(*)	Represents the fair value of Avon’s relationships with its sales representatives	Income valuation approach	1,876	7 to 12 years	200	Selling, Marketing and Logistics expense

Total			5,419		445

(*)

The calculation of the fair value of sales representatives took into account the different average ticket and attrition of the new (less than three years) and senior (more than three years) representatives’ strata.

(**)	The Relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of Avon’s intellectual property being owned.

The following are the material underlying assumptions used in determining the fair value estimate adjustments on intangible assets:

	Avon trade names	Power brands	Developed technology
Net Revenue basis	The fair value analysis of the Avon tradename considered a revenue basis of 100% of total revenue, since all products are commercialized under the Avon trade name umbrella	Power brands are relevant product or product line brands, which have recognition independently of the Avon trade name. The revenue stream attributed to the power brands was equivalent to 21.4% of total revenue, based on the power brand’s share of revenue as of the valuation date in an aggregate basis	Developed technology stands for product R&D, formulas, testing and licensing. The fair value analysis of developed technology was based on the revenue attributed to cosmetics, fragrances and toiletries (or 74.9% of total revenue).

Royalty Rate(*)	1.0%	1.5%	4.0%

Useful Life	Indefinite	20 years	5 years

Corporate Income Tax	The statutory tax rate of United Kingdom of 17.0% was applied, under the assumption that all IP-related assets are held by Avon’s legal entity located in this jurisdiction.

Tax Amortization Benefit (TAB)	Not applicable	TAB was calculated according to the Target’s projected effective tax rate of 17.0% and an amortization period equivalent to asset’s remaining useful life

Discount Rate	The discount rate was equivalent to the WACC, resulting in an after-tax rate of 10.2%.

(*)	Royalty Rate

The total royalty rate for other intellectual property licensing transactions, which typically comprise both, brands and product development, was observed and resulted in a total royalty range of 4% to 10%. Considering Avon’s brand position, margin and growth prospect, relatively to its peers, total Avon’s average royalty rate was estimated to be at a range from 5% to 6.3%.

Of the total Avon’s average royalty rate mentioned above, 4% relates to developed technology. This 4% was based on the royalty rate to be paid by New Avon, which is majority-owned and managed by Cerberus, under the royalty agreement signed in 2016, for the right of use and licenses related to the future intellectual property of Avon.

The remaining 1% to 2.5% of the total average royalty rate, relates to brands, consistent with was observed in comparable data.

The total royalty rate for Avon’s cosmetics, fragrances and toiletries products of power brands was estimated to be 6.5%, while the total royalty rate for other cosmetics, fragrances and toiletries products was estimated at 5%, and the total royalty rate for fashion & home products was estimated at 1%. As a result, the weighted-average total royalty rate for the Avon was estimated at 5.4%, which is in line with the range above.

Based on the defined Avon royalty rate are:

	Avon trade name	Power brands	Developed technology
Royalty rates	1.0%	1.5%	4.0%
Fair value of intangible assets (R$ millions)	1,893	518	1,132

For sales representatives, we used the multi-period excess earning method that considers the present value of net cash flows expected to be generated by sales representatives.

Revenue	Revenue was based on the number of active representatives by country as of the valuation date, multiplied by the respective average ticket price. Revenue projections were based on the business plan revenue growth rate and estimated attrition. At the reference date, the company had approximately 4.6 million sales representatives.

Attrition Rate	The estimated attrition rates for representatives range from 14.3% to 20.1% per year was based on the historical attrition by country over the last 11 quarters. No attrition was included in the first two years of projection for Senior representatives as a proxy for the retention of new entrants as of the Valuation Date.

Useful Life	Useful life for the intangible asset were estimated by country and range from 7 to 12 years, based on a cut-off of 90% of total projected cash flow stream.

Contributory Assets Charge	The considered CAC includes working capital, fixed assets, workforce and IPs (trade names and product technology). The average CAC was 6.0% over revenues.

Tax Amortization Benefit (TAB)	TAB was calculated according to the weighted-average statutory tax rate for each of the jurisdictions and amortization period equivalent to asset’s remaining useful life.

Discount Rate	The discount rate was equivalent to company’s WACC plus a premium of 5 BPS, resulting in an after-tax rate of 10.2%.

(c) Transaction costs and expenses attributable to the Transaction

The historical consolidated statement of income for the year ended December 31, 2019 of Natura &Co and Avon includes transaction costs and expenses attributable to the Transaction, which have been reversed due to their nonrecurring nature, as follows:

	In millions of reais
Other operating income (expenses), net:
Incurred by Natura &Co	R$	141

Incurred by Avon		174
Total of Transaction Costs(1)		315

“Financial expenses”

Incurred by Natura &Co(2)		116

“Tax on formation of Company”(3)

Incurred by Natura &Co		207
Total of Expenses attributable to the Transaction	R$	323

(1)	Refers to transaction costs (i.e., advisory, legal, valuation, and other professional fees).

(2)

Refers to certain acquisition related debt restructuring expenses incurred by Natura &Co in respect to charge with Bank guarantee and promissory notes contracted to settle Avon’s preferred shares that was extinguish in January 2020.

(3)

Refers to the payment by Natura &Co in respect to corporate income tax as a result of the founders shareholders of Natura Cosméticos S.A. contribution, in exchange for shares of Natura &Co Holding S.A.

(d) Deferred Income Taxes

Deferred income taxes on pro forma adjustments were calculated using the statutory income tax rate in the various jurisdictions where pro forma adjustments were recorded. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-acquisition activities, including repatriation decisions, cash needs and the actual geographical mix of income.

(e) Significant nonrecurring items included in the historical financial statements

Natura

Natura’s consolidated statement of income for the year ended December 31, 2019 includes nonrecurring items are not directly related to the Transaction, and, as such, have not been adjusted for in the unaudited pro forma condensed financial information. The following is a summary of information related to nonrecurring items that were not adjusted:

•	Restructuring programs initiated The Body Shop totaled R$52 million, including; organization redesign cost, store footprint optimization cost, consulting fees and restructuring charges, among others.

•	Impairments loss related to The Body Shop’s relationship with its franchisees and sub-franchisees recognized as intangible assets under the purchase accounting for an amount of R$16 million.

•	Tax credits related to various tax disputes in Brazil, for which the outcome was favorable, and which are not expected to have a continuing impact, for an amount of R$120 million.

Avon

Avon’s historical consolidated income statement for the year ended December 31, 2019 includes the following nonrecurring items. Except for the line item “Other”, which includes R$173.5 million (U.S.$44 million) of transaction costs directly related to the Transaction, the remaining nonrecurring items are not directly related to the Transaction, and, as such, have not been adjusted in the unaudited pro forma condensed financial information.

	For the year ended December 31, 2019
	In millions reais(*)	In millions U.S. dollars
Certain Brazil indirect taxes (1)	375	95
Costs to implement restructuring initiatives(2)	(413)	(105)
Other(3)	(253)	(64)

Total	(291)	(74)

(*)	Items have been translated to reais using the exchange rate of R$3.946 per U.S.$1.00.
(1)

Avon’s operating profit and operating margin benefited from the recognition of certain indirect taxes in Brazil. The release affected income before tax in the amounts of approximately R$466 million (U.S.$118 million). An associated charge of approximately R$91 million (U.S.$23 million) was recorded in income taxes.

(2)

The costs to implement restructuring initiatives affected income before tax in the amounts of approximately R$458 million (U.S.$116 million). An associated benefit of approximately R$45 million (U.S.$12 million) was recorded in income taxes.

(3)	Avon recorded approximately R$253 million (U.S.$64 million) in other expenses, primarily related to professional fees incurred in relation to the Transaction and other impairment losses on assets.

(f) Intercompany Transaction

There are no transactions between Avon and Natura &Co to be eliminated in the unaudited pro forma condensed financial information.

Item 3

Unaudited interim condensed consolidated financial statements as of June 30, 2020 and for the three and six months ended June 30, 2020 and 2019 and the related notes thereto of Natura &Co Holding S.A.

NATURA &CO HOLDING S.A. Unaudited Interim Condensed Consolidated Financial Statements For the three and six months ended June 30, 2020 and 2019

F-1

NATURA & CO HOLDING S.A.

BALANCE SHEET ON JUNE 30, 2020 AND DECEMBER 31, 2019

(All amounts in thousands of Brazilian reais - R$)

		Consolidated
	Notes	June 30, 2020	December 31, 2019
ASSETS
CURRENT
Cash and cash equivalents	6	4,820,116	4,513,582
Short-term investments	7	2,570,204	1,025,845
Trade receivables	8	2,644,601	1,685,764
Inventories	9	4,481,347	1,430,550
Recoverable taxes	10	1,045,201	395,640
Income tax and social contribution		328,974	113,478
Derivative financial instruments	5.2	179,302	—
Assets available for sale	13	195,557	—
Other current assets	14	799,222	265,198

		17,064,524	9,430,057

NON-CURRENT
Recoverable taxes	10	893,406	409,214
Income tax and social contribution		333,983	334,671
Deferred income tax and social contribution	11	975,892	374,448
Judicial deposits	12	600,340	337,255
Derivative financial instruments	5.2	2,019,871	737,378
Short-term investments	7	11,326	7,402
Other non-current assets	14	1,601,593	83,836
Property, plant and equipment	15	5,350,765	1,773,889
Intangible assets	16	28,431,249	5,076,501
Right of use	17	3,809,973	2,619,861

Total non-current assets		44,028,398	11,754,455

TOTAL ASSETS		61,092,922	21,184,512

	Notes	Consolidated
		June 30, 2020	December 31, 2019
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Borrowings, financing and debentures	18	2,631,068	3,354,355
Lease	17.b	1,081,059	542,088
Trade payables and reverse factoring	19	5,709,969	1,829,756
Payroll, profit sharing and social charges		1,111,576	560,376
Tax liabilities	20	614,839	320,890
Income tax and social contribution		189,748	388,238
Dividends and interest on equity payable	27	—	95,873
Derivative financial instruments	5.2	75,247	11,806
Provision for tax, civil and labor risks	21	127,825	18,650
Other current liabilities	22	1,322,558	396,391

		12,863,889	7,518,423

NON-CURRENT LIABILITIES
Borrowings, financing and debentures	18	18,035,031	7,432,019
Lease	17.b	3,026,116	1,975,477
Payroll, profit sharing and social charges		20,904	—
Tax liabilities	20	108,808	122,569
Deferred income tax and social contribution	11	1,413,471	450,561
Provision for tax, civil and labor risks	21	1,185,943	201,416
Other non-current liabilities	22	1,165,297	121,702

		24,955,570	10,303,744

Total liabilities		37,819,459	17,822,167

SHAREHOLDERS’ EQUITY
Capital stock		6,917,037	1,485,436
Treasury shares	23.2	(13,955)	—
Capital reserves		10,945,096	1,210,924
Legal profit reserve	23.4	2,364	(149,020)
Retained losses		(1,209,296)	—
Other comprehensive income		6,604,359	815,005

Shareholders’ equity attributed to the Company’s controlling shareholders		23,245,605	3,362,345

Non-controlling interest in shareholders’ shareholders’ equity of subsidiaries		27,858	—

Total shareholders’ equity		23,273,463	3,362,345

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		61,092,922	21,184,512

*	The explanatory notes are an integral part of the interim financial statements.

F-2

NATURA & CO HOLDING S.A.

STATEMENT OF INCOME

FOR THE THREE- AND SIX-MONTH PERIODS ENDED ON JUNE 30, 2020 AND 2019

(All amounts in thousands of Brazilian reais - R$, except for earnings per share in the period)

	Notes	Three months ended June 30		Six months ended June 30
		2020	2019	2020	2019
Net revenue	25	6,987,180	3,403,709	14,505,174	6,318,859
Cost of sales	26	(2,375,507)	(964,555)	(5,254,229)	(1,773,727)

GROSS PROFIT		4,611,673	2,439,154	9,250,945	4,545,132
OPERATING (EXPENSES) INCOME
Selling, Marketing and Logistics expenses	26	(3,171,808)	(1,552,309)	(6,448,997)	(2,875,375)
Administrative, research and development, technology and other project expenses	26	(1,337,544)	(567,221)	(2,603,635)	(1,104,252)
Impairment loss on trade receivables		(228,964)	(42,609)	(452,946)	(118,037)
Other operating income (expenses), net	29	74,676	8,087	(277,874)	22,332

OPERATING (LOSS) PROFIT BEFORE FINANCIAL RESULT		(51,967)	285,102	(532,507)	469,800

Financial income	28	665,538	414,057	2,225,722	792,159
Financial expenses	28	(934,079)	(618,459)	(2,721,858)	(1,161,816)

NET INCOME (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		(320,508)	80,700	(1,028,643)	100,143
Income tax and social contribution	11	(44,853)	(24,777)	(139,656)	(30,746)

NET OF DISCONTINUED OPERATIONS	22	(26,722)	—	(48,723)	—

NET (LOSS) INCOME FOR THE PERIOD		(392,083)	55,923	(1,217,022)	69,397

ATTRIBUTABLE TO
The Company´s shareholders		(388,499)	55,923	(1,209,296)	69,397
Non-controlling shareholders		(3,584)	—	(7,726)	—

		(392,083)	55,923	(1,217,022)	69,397

(LOSS) EARNINGS PER SHARE IN THE PERIOD -R$
Basic		(0.3211)	0.0649	(1.0190)	0.0804

Diluted		(0.3211)	0.0645	(1.0190)	0.0800

*	The explanatory notes are an integral part of the interim financial statements.

F-3

NATURA & CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE- AND SIX-MONTH PERIODS ENDED ON JUNE 30, 2020 AND 2019

(All amounts in thousands of Brazilian reais - R$)

	Notes	Three months ended June 30		Six months ended June 30
		2020	2019	2020	2019
NET INCOME (LOSS) FOR THE PERIOD		(392,083)	55,923	(1,217,022)	69,397
Other comprehensive income to be reclassified into income of the period in subsequent periods:
Earnings (loss) in the conversion of interim financial statements of controlled companies abroad		1,299,477	(208,714)	5,648,515	(147,351)
Effect of translation of subsidiary in hyperinflationary economy		104	(584)	(4,247)	393
Gain (loss) from cash flow hedge operations	5.2	(19,728)	70,475	228,956	159,698
Tax effects on gain (loss) from cash flow hedge operations		7,960	(22,773)	(75,842)	(53,701)

Total other comprehensive income for the period		895,730	(105,673)	4,580,360	28,436

ATTRIBUTABLE TO
The Company´s shareholders		891,285	(105,673)	4,580,057	28,436
Noncontrolling shareholders		4,445	—	303	—

		895,730	(105,673)	4,580,360	28,436

*	The explanatory notes are an integral part of the interim financial statements.

F-4

NATURA & CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED ON 30 JUNE 2020 AND 2019

(All amounts in thousands of Brazilian reais - R$)

				Capital reserves								Equity appraisal adjustment
				Surplus on issue/		Additional	Income from transactions with	Legal profit reserve			Retained	Other	Shareholders’ equity attributed to		Total
	Notes	Capital stock	Treasury shares	sale of shares	Special reserve	paid-in capital	non-controlling shareholders	Legal	Tax incentives	Retained earnings	(losses) earnings	comprehensive income	controlling shareholders	Non-Controlling Shareholders	shareholders’ equity
BALANCES ON DECEMBER 31, 2018 - Natura Cosméticos S.A. (Note 2.1(a))		427,073	(19,408)	72,216	—	257,114	(92,066)	18,650	82,072	1,336,293	—	492,158	2,574,102	—	2,574,102

Net income for the period		—	—	—	—	—	—	—	—	—	69,397	—	69,397	—	69,397
Exchange rate effect on the conversion from hyperinflationary economy		—	—	—	—	—	—	—	—	—	—	393	393	—	393
Other comprehensive income		—	—	—	—	—	—	—	—	—	—	(41,354)	(41,354)	—	(41,354)

Total comprehensive income for the period		—	—	—	—	—	—	—	—	—	69,397	(40,961)	28,436	—	28,436
Capital increase		24,242	—	—	—	—	—			—	—	—	24,242	—	24,242
Changes in stock option plans and restricted shares:
Provision for stock option plans and restricted shares		—	—	—	—	40,285	—	—	—	—	—	—	40,285	—	40,285
Exercise of stock option plans and restricted shares		—	12,717	2,998	—	(17,857)	—	—	—	—	—	—	(2,142)	—	(2,142)
Adjustment effect of hyperinflationary economy		—	—	—	—	34,145	—	—	—	71	—	—	34,216	—	34,216

BALANCES ON JUNE 30, 2019 - Natura Cosméticos S.A. (Note 2.1(a))		451,315	(6,691)	75,214	—	313,687	(92,066)	18,650	82,072	1,336,364	69,397	451,197	2,699,139	—	2,699,139

BALANCES ON DECEMBER 31, 2019		1,485,436	—	1,096,398	206,592	—	—	—	(149,020)	—	—	815,006	3,362,346	—	3,362,346

Net loss for the period		—	—	—	—	—	—	—	—	(1,209,296)	—	—	(1,209,296)	(7,726)	(1,217,022)
Exchange rate effect on the conversion from hyperinflationary economy		—	—	—	—	—	—	—	—	—	—	(4,247)	(4,247)	—	(4,247)
Other comprehensive income		—	—	—	—	—	—	—	—	—	—	5,793,600	5,793,600	8,029	5,801,629

Total comprehensive income for the period		—	—	—	—	—	—	—	—	(1,209,296)	—	5,789,353	4,580,057	303	4,580,360
Transfer of reserve on April 30, 2020	23.3	—	—	—	(147,592)	—			147,592		—	—	—	—	—
Subscription of shares through the Board of Directors’ Meeting held on 3 January 2020	23.1	3,397,746	—	9,877,148	—	—			—	—		—	13,274,894	27,555	13,302,449
Subscription of shares through the Board of Directors’ Meeting held on 30 June 2020	23.1	1,995,107	—	—	—	—			—	—		—	1,995,107	—	1,995,107
Share repurchase		—	(54,936)	—	—	—			—	—		—	(54,936)	—	(54,936)
Changes in stock option plans and restricted shares:													—	—	—
Provision for stock option plans and restricted shares		—	—	—	—	33,944	—	—	—	—	—	—	33,944	—	33,944
Exercise of stock option plans and restricted shares		38,748	40,981	—	—	(56,007)	—	—	—	—	—	—	23,722	—	23,722
Adjustment effect of hyperinflationary economy		—	—	—	—	26,679	—	—	3,792	—	—	—	30,471	—	30,471

BALANCES ON JUNE 30, 2020		6,917,037	(13,955)	10,973,546	59,000	4,616	—	—	2,364	(1,209,296)	—	6,604,359	23,245,605	27,858	23,273,463

*	The explanatory notes are an integral part of the interim financial statements.

F-5

NATURA & CO HOLDING S.A.

STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED ON JUNE 30, 2020 AND 2019

(All amounts in thousands of Brazilian reais - R$)

		Six months ended June 30
	Notes	2020	2019
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss) for the period		(1,217,022)	69,397
Adjustments to reconciliate net income for the period with net cash generated by operating activities:
Depreciation and amortization	15, 16 and 17	1,329,717	536,700
Interest on investments and securities	29	(50,546)	(37,445)
Provision (reversal of provision) arising from swap and forward derivative contracts		(1,254,269)	116,485
Provision (reversal of provision) for tax, civil and labor risks	21	97,703	10,450
Inflation adjustment on escrow deposits		(6,216)	(7,447)
Inflation adjustment of contingencies	21	8,629	5,125
Income tax and social contribution	11	139,656	30,746
Result from sale and write-off of property, plan and equipment and intangible assets	15 and 16	8,342	12,970
Interest and exchange variation on finance leases	17	121,425	64,137
Interest and exchange rate variation on borrowings and financing	18	1,658,428	166,350
Restatement and exchange rate variation on other assets and liabilities		690,246	1,505
Provision (reversal of provision) for losses from property, plant and equipment and intangible assets	15 and 16	16,144	(11,084)
Provision (reversal of provision) for stock option plans and restricted shares		(24,930)	26,903
Effective losses and provision for losses with trade receivables, net of reversals	8	397,409	118,037
Provision (reversal of provision) for inventory losses, net	9	190,763	72,980
Provision (reversal of provision) for post-employment health care plan and carbon credit	22	(6,008)	3,971
Effect from hyperinflationary economy		26,468	29,423
Other provision (reversals)		(114,286)	(129,469)

		2,011,653	1,079,734

DECREASE (INCREASE) IN ASSETS
Trade receivables		217,048	22,826
Inventories		(445,220)	(352,862)
Recoverable taxes		(205,187)	5,993
Other assets		466,271	(71,429)
INCREASE (DECREASE) IN LIABILITIES
Domestic and foreign trade payables		(2,126,571)	(64,499)
Payroll, profit sharing and social charges, net		385,026	(24,366)
Tax liabilities		(75,973)	(74,947)
Other liabilities		(594,700)	139,536
Income tax and social contribution paid		(411,768)	(224,691)
Accruals (payments) of judicial deposits		27,016	3,564
Tax, civil and labor lawsuits paid	21	(84,585)	(12,911)
Settlement of derivative financial instruments		4,040	(33,308)
Payment of interest on leases	17	(133,695)	(64,137)
Payment of interest on borrowings, financing and debentures	18	(531,679)	(257,284)

NET CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		(1,498,324)	71,219

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition Avon, net cash obtained	5	2,636,108	—
Acquisition of property, plant and equipment and intangible assets	15 and 16	(308,576)	(217,440)
Proceeds from sale of property, plant and equipment and intangible assets		53,982	8,454
Investment in securities		(5,972,283)	(3,547,736)
Redemption of securities		4,548,629	4,038,578
Redemption of interest on investments and securities		29,886	38,717

NET CASH GENERATED BY INVESTING ACTIVITIES		987,746	320,573

CASH FLOW FROM FINANCING ACTIVITIES
Payments of lease—principal	17	(380,902)	(284,803)
Payments of loans, financing and debentures – principal	18	(2,485,231)	(594,912)
New loans, financing and debentures	17 and 18	1,341,538	294,842
Use of treasury shares to setle exercised stock option		(13,955)	(2,142)
Payment of dividends and interest on capital for the previous year		(133,937)	(152,979)
Receipts (payments) to settle derivative operations		82,194	1,874
Acquired company’s liability incurred by acquiror	30	(370,791)	—
Capital payment		—	24,242
Capital increase		2,033,855	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		72,771	(713,878)

Effect of exchange variation on cash and cash equivalents		744,340	(10,287)

Net (decrease) increase in cash and cash equivalents		306,534	(332,373)

Cash and cash equivalents at the beginning of the year	6	4,513,582	1,215,048
Cash and cash equivalents at the end of the year	6	4,820,116	882,675

*	The explanatory notes are an integral part of the interim financial statements.

F-6

CONTENTS

1.	GENERAL INFORMATION
2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES
3.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
4.	BUSINESS COMBINATIONS
5.	FINANCIAL RISK MANAGEMENT
6.	CASH AND CASH EQUIVALENT
7.	SHORT-TERM INVESTMENTS
8.	TRADE RECEIVABLES
9.	INVENTORIES
10.	RECOVERABLE TAXES
11.	INCOME TAX AND SOCIAL CONTRIBUTION
12.	JUDICIAL DEPOSITS
13.	ASSETS HELD FOR SALE
14.	OTHER CURRENT AND NON-CURRENT ASSETS
15.	PROPERTY, PLANT AND EQUIPMENT
16.	INTANGIBLES
17.	RIGHT OF USE AND LEASE
18.	BORROWINGS, FINANCING AND DEBENTURES
19.	TRADE PAYABLES AND REVERSE FACTORING OPERATIONS
20.	TAX LIABILITIES
21.	PROVISION FOR TAX, CIVIL AND LABOR RISKS
22.	OTHER LIABILITIES
23.	SHAREHOLDER’S EQUITY
24.	SEGMENT INFORMATION
25.	NET REVENUE
26.	OPERATING EXPENSES AND COST OF SALES
27.	EMPLOYEE BENEFITS
28.	FINANCE INCOME (EXPENSES)
29.	OTHER OPERATING INCOME (EXPENSES), NET
30.	RELATED-PARTY TRANSACTIONS
31.	COMMITMENTS
32.	INSURANCE
33.	ADDITIONAL STATEMENTS OF CASH FLOWS
34.	SUBSEQUENT EVENTS
35.	APPROVAL OF FINANCIAL STATEMENTS

F-7

NATURA &CO HOLDING S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.	GENERAL INFORMATION

Natura &Co Holding S.A. (“Natura &Co Holding”), formerly Natura Holding S.A., was incorporated on January 21, 2019 under the laws of Brazil, and as part of a corporate restructuring, together with its subsidiaries, the “Company”. The Company is engaged in the cosmetics, fragrances and personal hygiene business, through the development, manufacturing, distribution and sales of related products.

The Company’s main brands are: the Brazilian brand Natura, the American brand Avon, the English brand The Body Shop and the Australian brand Aesop. In addition to using the retail market, e-commerce, B2B and franchises as product sales channels, its subsidiaries are engaged in the direct sales channel, through consultants that act as sales representatives of the Natura, The Body Shop and Avon brands.

Natura &Co is a publicly-listed corporation, headquartered in São Paulo, registered in the special trading segment called “Novo Mercado” in the B3 S.A. – Brasil, Bolsa, Balcão (B3), under the ticker “NTCO3.”

Under the corporate restructuring, Natura &Co Holding was created to become the holding company of Natura Cosméticos S.A. (“Natura”) and to effect the acquisition of Avon Products, Inc. (“Avon”) (see Note 4). In September 2019 the registration statement on Form F-4 filed by Natura &Co Holding with the United States Securities and Exchange Commission was declared effective. In January 2020, the acquisition transaction was completed and Natura &Co Holding became the controlling shareholder of Avon. On January 6, 2020, Natura &Co Holding started to trade its shares on the New York Stock Exchange (“NYSE”), under the ticker “NTCO”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1	Basis of preparation

The unaudited interim condensed consolidated financial statements of the Company, for the three and six months ended June 30, 2020 and 2019, have been prepared in accordance with IAS 34—Interim Financial Reporting, issued by the International Accounting Standard Board—IASB.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2019.

The accounting policies applied in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended on December 31, 2019.

During the first quarter of 2020 and as a result of the acquisition of Avon, the Company changed its reportable segments. The segment information as of and for the six months ended June 2019 was retroactively recast in order to be comparable to the information as of and for the six months ended June 30, 2020.

a)	Presentation basis for the Company’s consolidated accounting statements before the corporate restructuring presented in the Company’s annual financial statement in Note 1

As disclosed in the Company’s annual consolidated financial statements for the fiscal year ended December 31, 2019, prior to the corporate restructuring, Natura &Co Holding had limited or no assets, operations or activities, liabilities and no material contingent liabilities or commitments. The corporate restructuring was accounted for using the predecessor method of accounting, under which, the historical operations of Natura are deemed to be those of Natura &Co Holding.

2.2	Hyperinflationary economy

Information related to Argentina, which is considered a hyperinflationary economy is presented in Note 3.3.1.a) in Company’s audited consolidated financial statement for the year ended December 31, 2019. For the six months ended June 30, 2020, the application of IAS 29 resulted in: (i) a loss in financial results of R$5,556 (R$5,864 at June 30, 2019); and (ii) a net loss of R$22,221 (R$29,888 at June 30, 2019), which include the translation of the

F-8

statement of income at the exchange rate at the balance date, instead of average monthly exchange rate of the year, resulted in a positive impact on other comprehensive income for the fiscal year ended June 30, 2020 of R$4,247 (R$393 on June, 2019). The capital reserve and profit reserve also increased R$ 256,679 and R$ 151,384, respectively.

2.3	Consolidation

a)	Company’s subsidiaries

Information related to the Company’s subsidiaries are presented in Note 3.2.a) of the Company’s audited consolidated financial statements for the year ended December 31, 2019, except as disclosed below:

Below is the list of Company’s subsidiaries as of June 30, 2020:

	Ownership %
	June 30, 2020	December 31, 2019
Direct Interest:
Avon Products, Inc	100,00	—
Natura Cosméticos S.A.	100,00	100,00
Natura &Co International S.à r.l. (1)	100,00	—

(1)

Natura &Co International S.à.r.l., was incorporated in 2020 under the laws of Luxembourg with the purpose of acquiring, managing and selling interests in domestic and foreign companies, other than raising and borrowing funds to other consolidated entities of the Company.

2.4	Segment information

Segment information is based on the information included in the internal reports provided to the chief operating decision maker of the Company.

The main decision-making body of the Company, which is responsible for defining the allocation of resources and for the performance assessment of the operating segments, is the Natura &Co Holding S.A.’s Board of Directors, which is assisted by the Group’s Operational Committee (“GOC”).

The GOC, which includes the CEOs of Natura &Co Holding, Natura, Avon, The Body Shop International Limited (“The Body Shop”) and Emeis Holding Pty Ltd (“Aesop”), in addition to representatives of key business areas (Finance, Human Resources, Business Strategy and Development, Legal, Innovation and Sustainability, Operations and Corporate Governance), is responsible for, among other things, monitoring the implementation of short and long-term strategies and making recommendations to the Board of Directors regarding the management of the Group, from the perspective of results, allocation of resources among business units, cash flow and talent management.

2.5	New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company annual consolidated financial statements for the year ended 31 December 2019, except for the adoption of new standards effective as of 1 January 2020. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments and interpretations apply for the first time in 2020, but do not have an impact on the unaudited interim condensed consolidated financial statements of the Company.

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Company but may impact future periods should the Company enter into any business combinations.

F-9

Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments had no impact on the consolidated financial statements of the Company as it does not have any interest rate hedge relationships.

Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Company.

Conceptual Framework for Financial Reporting issued on 29 March 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the consolidated financial statements of the Company.

Amendments to IFRS 16: Covid-19-Related Rent Concessions

In May 2020, the IASB issued Covid-19-Related Rent Concessions—Amendment to IFRS 16 Leases (the amendment). The Board amended the standard to provide an optional relief to lessees from applying IFRS 16’s guidance on lease modification accounting for rent concessions arising as a direct consequence of the covid-19 pandemic. The objective of the amendment is to provide lessees that have been granted covid-19 related rent concessions by lessors with practical relief, while still providing useful information about leases to users of the financial statements. The amendments do not apply to lessors. These amendments had impact on the consolidated financial statements of the Company, see note 17.

3.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the unaudited interim condensed consolidated financial statements requires Management to make judgements, certain assumptions and estimates based on experience and other factors considered relevant, which affect the value of assets and liabilities and may present results that differ from actual results. The effects resulting from accounting estimate revisions are recognized when the revision takes place.

There were no significant changes in the estimates and assumptions employed upon preparing the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2020, or in the estimation methods used, in relation to the ones disclose in Note 3 of the Company’s consolidated financial statements for the year ended on December 31, 2019, except for the fair value estimates related to the fair value of assets and liabilities in the accounting of the business combination of Avon (See Note 4) and assessment of the potential impacts of Covid-19 (See Note 5.3).

4.	BUSINESS COMBINATIONS

Acquisition of Avon

On January 3, 2020, after fulfilling all conditions precedent, the Transaction was completed, and the effects of the merger of Nectarine Merger Sub II into Avon, with the latter being the surviving entity, came into force. Subsequently, Nectarine Merger Sub I was merged into Natura &Co, with the latter being the surviving entity. As a result of the mergers, on January 3, 2020, Avon became a full subsidiary of the Company, and Avon’s former shareholders became shareholders of the Company.

F-10

As a result, Natura &Co acquired control of Avon and the acquisition was accounted for under the acquisition method.

Transaction costs incurred by Natura through the completion of the transaction on January 3, 2020, amounted to approximately R$ 112 million, which were expensed as incurred.

The following table summarizes the preliminary fair value calculation of the consideration transferred on January 3, 2020.

In millions of R$, except for the number of shares
Number of Avon common shares outstanding as of January 3, 2020	536,383,776
Multiplied by the exchange ratio of 0.600 Natura &Co Holding shares per each Avon common share	321,830,266
Multiplied by the market price of Natura &Co shares on January 3, 2020	41,00

Consideration in the issuance of shares	13,195
Consideration transferred adjustment (a)	171

Fair value of the consideration transferred	13,366

(a)

Related to the effects of replacements and settlements of share-based payment plans, of which the amount of R$80 thousand refers to the share-based payment plans of Avon, in which it was substituted by Natura &Co, and R$91 thousand refers to the stock option plans liquidated as a result of the conclusion of the transaction. These are pre-combination installments that were regarded as a transferred compensation.

Natura &Co has yet to conclude the process of allocation of the transferred compensation among identified assets and liabilities acquired for their fair value. The table below shows the preliminary allocation prepared by the Company and the goodwill resulting from the non-allocated part. Differences between the preliminary estimates and the final recognition of the acquisition may occur and they may be relevant. Accounting standard IFRS 3—Business combination allows the Company to finalize this process of allocation of the transferred compensation among identified assets and liabilities up to 12 months counted from the acquisition date. Natura &Co is analyzing the allocation of the transferred compensation to the identified assets and liabilities acquired for their fair value. The table below shows the preliminary allocation prepared by the Company and the resulting goodwill.

In millions of R$
Total estimated consideration to be transferred:	13,366
(-) Fair value of acquired assets:
Cash and cash equivalent	2,636
Accounts receivable(1)	1,135
Inventories	1,942
Other current assets	1,056
Assets available for sale	187
Property, plant and equipment	2,886
Income tax and deferred social contribution	667
Assets of right of use	565
Other non-current assets	475
Judicial deposits	284
Recoverable taxes	518
Employee benefit plan	553
Intangible (2)	5,710
(+) Fair value of liabilities assumed:
Current liabilities	6,267
Provision for contingencies (3)	724
Long-term debt	7,078
Leasing	588
Deferred taxes (4)	728
Other liabilities	809

(-) Net assets	2,420
Non-controlling interest	28

Estimated preliminary goodwill (5)	10,974

F-11

(1)	On the acquisition date, the fair value of the accounts receivable approximate their carrying value, net of a provision for expected losses in the amount of R$ 270.2 million
(2)

The fair value of intangible assets includes intangible assets acquired and registered by Avon prior to the fair value allocation, in the sum of R$ 291, added by the effects of allocation of the fair value of the following items:

	Nature	Estimated fair value (in millions of Reais)	Estimated useful life
Trade name “Avon”	Represents the fair value of the trade name “Avon”	1,893	Indefinite
Power brands	Represents the fair value of “Power brands”	518	20 years
Developed technologies	Represents the fair value of all technology required to develop Avon products, including product formulas, labeling data, manufacturing processes, regulatory approvals, packages of products and designs.	1,132	7 years
Sales representatives	Represents the fair value of Avon’s relationship with its sales representatives	1,876	14 years

Total		5,419

(3)

The provision for contingencies amount shown in the table above corresponds to the historical amount recorded by Avon, since the Company is still in the process of estimating their fair value as well as identifying additional contingencies that may be required to be recorded in accordance with the provisions of paragraph 23 of IFRS 3 , i.e., contingencies that: (i) represent a present obligation arising from past events and (ii) can be reliably measured.

(4)	Consists of net operating loss deferred tax assets of approximately R$311 million and other net deferred tax liabilities of R$1,309 million.
(5)

Goodwill represents the stronger market position and geographic regions that will result in a more diversified and balanced global portfolio, as well as future expected profitability and operational synergies such as supply, manufacturing, distribution and efficiency of the administrative structure and revenue growth. This goodwill arising from the transaction is not expected to result in a tax benefit or to be deductible for tax purposes.

Since the acquisition date through June 30, 2020, Avon contributed with R$ 7,510.7 million of net revenues and impacted in R$ 1,041 million of losses included in the unaudited interim condensed consolidates financial statement.

From January 1, 2020 through the date the acquisition was completed, i.e. January 3, 2020, there were no material transaction or revenues in Avon, therefore, the consolidated net profit and net revenue for the six-month period ended on June 30, 2020, includes the results of operations of Avon since January 1, 2020.

5.	FINANCIAL RISK MANAGEMENT

5.1	General considerations and policies

Below are presented the carrying amounts and fair values of the Company’s financial instruments as of June 30, 2020 and December 31, 2019:

F-12

				Carrying amount		Fair Value
Consolidated	Note	Classification by category	Fair value hierarchy	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Financial assets
Cash and cash equivalentes	6
Cash and banks		Amortized cost		2,872,297	3,110,220	2,872,297	3,110,220
Certificate of bank deposits		Amortized cost		766,703	211,261	766,703	211,261
Repurchase operations		Fair value through profit or loss	Level 2	1,181,116	1,192,101	1,181,116	1,192,101

				4,820,116	4,513,582	4,820,116	4,513,582
Short term investments	7
Government bonds		Fair value through profit or loss	Level 2	1,486,999	221,900	1,486,999	221,900
Restricted cash		Fair value through profit or loss	Level 2	58,764	—	58,764	—
Financial letter		Fair value through profit or loss	Level 2	377,033	374,690	377,033	374,690
Loan investment fund		Fair value through profit or loss	Level 2	376,538	407,928	376,538	407,928
Dynamo Beauty Ventures Ltd Fund		Fair value through profit or loss	Level 2	11,326	7,402	11,326	7,402
Certificate of bank deposits		Fair value through profit or loss	Level 2	270,870	21,327	270,870	21,327

				2,581,530	1,033,247	2,581,530	1,033,247
Trade receivables	8	Amortized cost		2,644,601	1,685,764	2,644,601	1,685,764
Court deposit	12	Amortized cost		600,340	337,255	600,340	337,255
“Financial” and “Operating” derivatives		Fair value – Hedge instruments	Level 2	2,163,255	737,378	2,163,255	737,378
“Financial” and “Operating” derivatives		Fair value through results	Level 2	35,918	—	35,918	—

				2,199,173	737,378	2,199,173	737,378
Financial liabilities
Borrowings, financing and debentures	19
Borrowings in domestic currency		Amortized cost		(16,097,706)	(7,412,443)	(15,981,649)	(7,445,672)
Borrowings in foreign currency		Amortized cost		(4,568,393)	(3,373,931)	(4,420,002)	(3,541,541)

				(20,666,099)	(10,786,374)	(20,401,651)	(10,987,213)
“Financial” and “Operating” derivatives		Fair value – Hedge instruments	Level 2	—	(10,158)	—	(10,158)
“Financial” and “Operating” derivatives		Fair value through results	Level 2	(75,247)	(1,648)	(75,247)	(1,648)

				(75,247)	(11,806)	(75,247)	(11,806)
Lease	18	Amortized Cost		(4,107,175)	(2,517,565)	(4,107,175)	(2,517,565)
Trade payables and reverse factoring operations	20	Amortized cost		(5,709,969)	(1,829,756)	(5,709,969)	(1,829,756)

5.2	Financial risk factors

Information related to the Financial risk factors are presented in Note 5.2. in Company’s consolidated financial statement for the year ended December 31, 2019.

a)	Market risk

To hedge the current balance sheet positions of the Company against market risks, the following derivative instruments are used, as of June 30, 2020 and December 31, 2019:

	Fair value (Level 2)
Description	June 30, 2020	December 31, 2019
Financial derivatives	2,121,287	725,060
Operational derivatives	2,639	512

Total	2,123,926	725,572

b)	Foreign exchange risk

As of June 30, 2020, and December 31, 2019, the Company and its subsidiaries are primarily exposed to the risk of fluctuation of the US dollar, euro and pound sterling and emerging market currencies. In order to hedge foreign exchange exposures in relation to foreign currency, the Company and its subsidiaries enter into transactions with derivative financial instruments of the “swap” type and forward purchase of currency denominated Non-Deliverable Forwards - NDF.

As of June 30, 2020, consolidated outstanding balances of borrowings, financing and debentures include accounts denominated in foreign currency which expose the Company to foreign exchange risks, representing, in the aggregate, R$ 4,568,393 (R$ 3,381,960 on December 31, 2019).

F-13

i)	Derivatives to hedge foreign Exchange rate risk

The Company classifies derivatives into “financial” and “operational”. “Financial” derivatives include swaps or forwards contracted to hedge against the foreign exchange risk associated with foreign-currency-denominated borrowings, financing and intercompany loans, “operational” derivatives include derivatives contracted to hedge against the foreign exchange risk on the business’s operating cash flows.

As of June 30, 2020, the balances of financial derivatives were:

Financial derivatives

	Principal (Notional) amount		Book value		Fair value		Gain (loss)
Description	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Swap contracts:
Asset position:
Short position in dollar	2,661,494	2,664,001	4,603,592	3,416,707	5,102,622	3,729,691	499,030	312,984
Liability position:
CDI floating rate:
Long position in CDI	2,661,494	2,664,001	2,729,070	2,754,595	2,942,841	3,002,623	213,770	248,028

NDFs Forward Agreements:
Liability portion:
CDI floating rate:
Long position at interbank rate	5,442,792	200,896	1,882	(1,848)	(38,494)	(2,008)	(40,376)	(160)

Total net derivative financial instruments:	5,442,792	200,896	1,876,404	660,264	2,121,287	725,060	244,884	64,796

For derivatives maintained by the Company and the subsidiaries as of December 31, 2019 and June 30, 2020, due to the fact that the contract are directly entered into with the financial institutions and not through stock markets, there are no margin calls deposited as guarantee.

Operational derivative

On June 30, 2020, the Company holds forward derivative instruments in order to hedge against exchange rate risk on import and export operations:

Description	Principal (notional) amount		Fair value
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Net position - GBP and USD	1,093,241		5,898	—
Forward contracts	119,851	1,302,869	(3,259)	512

Total derivative instruments, net	1,213,092	1,302,869	2,639	512

Sensitivity analysis

For the sensitivity analysis of the risk of foreign exchange rate exposure, the Company’s Management understands it is necessary to consider in addition to the assets and liabilities, with exposure to the fluctuation of exchange rates recorded in the balance sheet, the value of the fair value of the financial instruments contracted by the Company for the protection of certain exposures as of June 30, 2020 and December 31, 2019, as shown in the following table:

	June 30, 2020	December 31, 2019
Loans and financing registered in Brazil in foreign currency (a)	(4,587,578)	(3,381,959)
Receivables registered in Brazil in foreign currency	11,727	10,007
Accounts payable registered in Brazil in foreign currencies	(11,686)	(10,543)
Value of the financial derivatives	5,102,622	3,729,691

Net asset exposure	515,085	347,196

(a)	Excluding transaction costs.

F-14

This analysis considers only financial assets and liabilities registered in Brazil in foreign currency, since exposure to exchange variation in other countries is close to zero due to the strength of currencies and the effectiveness of their derivatives and considers that all other variables, especially interest rates, remain constant and ignore any impact from forecasted purchases and sales.

The tables below show the loss that would have been recognized in the subsequent period, assuming that the current net foreign exchange exposure remains static, based on the following scenarios:

Description	Risk	Probable scenario	Scenario II	Scenario III
Net exposure	Dollar decrease	(2,481)	101,032	170,041

The probable scenario considers future US dollar rates for 90 days. According to quotations obtained at B3 on the expected maturity dates of financial instruments with foreign exchange exposure, it is R$ 5.45 / USD 1.00. Scenarios II and III consider a drop in the US dollar of 25% (R$ 4.09 / USD 1.00) and 50% (R$ 2.72 / USD 1.00), respectively. In assessing possible changes in exchange rates, Management uses the probable scenario, which is being presented for compliance with IFRS 7 – Financial Instruments: Disclosures.

The Group does not use derivative financial instruments for speculative purposes.

Derivative instruments designated for hedge accounting

The positions of derivative financial instruments designated as outstanding cash flow hedge on June 30, 2020 as set out below:

Cash flow hedge instrument

						Others comprehensive income
	Hedged item	Notional currency	Notional value	Accrual value	Fair value (a)	Accumulated contract gain (loss)	Gain in the 6-month period
Currency Swap – US$/R$	Currency	BRL	2,659,360	1,872,141	2,157,449	285,308	223,672
Forward contract	Currency	BRL	883,167	4,339	5,613	5,613	(198)
Forward contract	Currency	BRL	39,713	—	193	193	5,482

Total			3,582,240	1,876,480	2,163,255	291,114	228,956

(a)

The method used by the Company to determine fair value consists in calculating the future value based on the contracted conditions and determines present value based on market accrual extracted from B3.

The changes in cash flow hedge reserve recognized under other comprehensive income are shown below:

Cash flow hedge balance as of December 31, 2018	(27,706)
Change in the fair value of hedge instrument recognized in other comprehensive income	159,698
Tax effects on the fair value of hedge instrument	(53,701)

Cash flow hedge balance as of June 30, 2019	78,291

Cash flow hedge balance as of December 31, 2019	42,729

Change in the fair value of hedge instrument recognized in other comprehensive income	228,956
Tax effects on the fair value of hedge instrument	(75,842)

Cash flow hedge balance as of June 30, 2020	195,843

c)	Interest rate risk

Sensitivity analysis

On June 30, 2020, there are loans and financing denominated in foreign currency and issued at fixed rates under contract “swap”, changing the interest over the liability to CDI fluctuation. The Company is, therefore, exposed to CDI fluctuation. The following table presents the exposure to interest rate risks of transactions pegged to CDI, including derivative transactions (loans and financing were considered at their full amounts, since 98,42% of them are linked to CDI rate):

F-15

Total borrowings and financing - in local currency (note 18)	(16,097,706)
Operations in foreign currency with derivatives pegged to CDI	(4,568,393)
Short-term investments (notes 6 and 7)	4,459,259

Net exposure	(16,206,840)

The tables below set out projected incremental loss that would be recognized in income statement, assuming that the current net liability exposure will remain unaltered and the following scenarios:

Description	Risk	Probable scenario	Scenario II	Scenario III
Net liability	Rate increase	4,574	(29,406)	(63,386)

The probable scenario considers future interest rates obtained at B3 for the maturity dates of the financial instruments exposed to interest rate risks. Scenarios II and III consider an increase in the interest rate of 25% (2.6% per year) and 50% (3.1% per year), respectively, over the CDI rate of 2.1% per year (probably scenario).

d)	Credit risk

Credit risk management is included in the in the ‘Provision for doubtful accounts’ under “Trade receivables”, as explained in Note 8.

The Company believes that the credit risk of transactions with financial institutions is low, as such transactions are conducted with prime banks.

e)	Liquidity risk

Management monitors the Group’s consolidated liquidity level considering the expected cash flows against unused credit facilities, as shown in the following table:

	June 30, 2020	December 31, 2019
Total current assets	17,064,524	9,430,057
Total current liabilities	(12,863,889)	(7,518,423)

Total net working capital	4,200,635	1,911,634

At June 30, 2020, the carrying amounts of financial liabilities, measured at amortized cost considering interest payments at a floating rate and the value of debt securities reflecting the forward market interest rates on the reporting date may be changed as floating interest rates change. Their respective original maturities are shown below:

	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Carrying amount
Borrowings, financing and debentures	2,554,860	19,329,476	—	21,884,336	(1,218,237)	20,666,099
Lease	1,272,171	2,883,814	1,014,375	5,170,360	(1,063,185)	4,107,175
Payables to related parties, trade payables and reverse factoring operations	5,709,969	—	—	5,709,969	—	5,709,969

The Company is in compliance with the all contract’s covenants.

The Company also has the following credit line:

•

Up to seventy million British pounds (£70 million), with no guarantee, that can be withdrawn in installments to meet short-term financing needs of The Body Shop International Limited. This credit line was used by the indirect subsidiary during the first quarter of 2020 to reinforce working capital and liquidity.

F-16

•

Up to one hundred fifty million reais (R$ 150,000) in an unsecured credit line, which can be withdrawn in installments to meet the short-term financing needs of Natura Cosméticos S.A. This credit line is valid until January 2020.

As of June 30, 2020, the Company had not drawn down on these available credit lines.

5.3	Impacts of Covid-19

Despite the level of uncertainty, the Company is closely monitoring the evolution of the pandemic caused by COVID-19 worldwide. Crisis Committees were implemented on several workstreams, with the participation of key management, with the function of monitoring, analyzing and deciding on actions to minimize impacts, ensure the continuity of operations and promote the safety and health of all the people involved.

Till now, the virus has spread, and the consequent restrictive measures were imposed by governments, such as closing non-essential trade and restricting the movement of people across borders. The Company has implemented some measures in all its operations, in line with the government authorities’ measures:

a.	Incentive to remote work performance (Home office) and adoption of criteria to limit industrial and logistical operations;

b.	Adoption of new safety measures for operational workers, such as the use of masks and procedures to distance people between processes;

c.	Closure of stores, where required by the government authorities;

d.	Re-planning of sales cycles, prioritizing personal care items;

e.	Speeding up the digitalization of sales channels;

f.	Wide dissemination of the digital magazine;

g.	Change in the minimum order criteria, start kit and increased deadline for payment of consultants; and

h.	Daily monitoring of suppliers to ensure supply.

In addition to these measures, there is a Crisis Committee focused on finance, which monitors the company’s financial health, with a focus on cash, covenants and results, proposing actions to minimize the inevitable reduction in sales. Among these actions, are:

•	Reduction of discretionary expenses (consultancies, events, etc.);

•	Holding new hires and salary increases;

•	Reduction in marketing expenses;

•	Reductions in travel expenses;

•	Investment reduction (Capex); and

•	Negotiation with suppliers to increase payment terms.

•	Adherence to stimulus plans announced by the governments of some of the countries in which the company operates.

During the period ended on June 30, 2020, the impacts in the Company business were:

•

Closing of stores: The Company has own stores and franchised stores distributed across its different brands and geographies that were impacted by lockdowns throughout the second quarter of 2020. At The Body Shop, lockdown restrictions led to the closure of 87% of retail stores at the end of April 2020, progressing to 16% of stores closed at the end of June 2020 with the restrictions flexibility. The Company and its subsidiaries were able to offset approximately 90% of the Covid-19 impact on sales through significant growth in online and At-Home channels and the gradual reopening of stores. At Aesop, during most of the second quarter of 2020, up to 90% of stores were closed across most markets. We offset nearly all of the Covid-19 impact on sales with remarkable growth in digital sales and progressive reopening of stores. At Natura, all shopping mall stores were closed during most of the second quarter of 2020, and by the end of June, approximately 60% of all retail stores, including franchisee stores, were reopened, mostly with restrictions.

•

Production: In the beginning of the second quarter of 2020, Natura &Co quickly retooled operations across brands to step up production of essential products such as soap and hand sanitizer, by over 30% of our essential products capacity, by optimizing available capacity at Avon plants.

•

Cash and liquidity: The Company took steps to address liquidity concerns. R$2 billion were raised in a private placement, subscribed by Company’s controlling shareholders, selected investors and non-controlling shareholders. Also, R$750 million in new financing was raised, with maturity in May

F-17

2020, to increase liquidity with no impact on net-debt. Strict cost discipline was adopted, including over capex and discretionary spending. The Company ended the second quarter of 2020 with a very strong cash position of R$4,820, resulting in further deleveraging and ensuring compliance with the financial covenants.

It is worth mentioning that the actions and decisions above, and also those present throughout this document, are in constant review, according to the evolution of the global scenario.

5.4	Cyber incident

In June 2020, Avon became aware that it was exposed to a cyber incident in its Information Technology environment which interrupted some systems and partially affected operations. We engaged leading external cyber security and IT general controls specialists, launched a comprehensive containment and remediation effort and started a forensic investigation. As of the date of this report, Avon has re-established all of its core business processes and resumed operations in all of its markets, including all of its distribution centers. Avon continues to investigate and evaluate the extent of the cyber incident, while working diligently to mitigate its impacts and re-evaluate our IT general controls.

The cyber incident had a significant impact on Avon’s revenue performance for the second quarter of 2020, with the majority of the impact approximately US$87 million in sales (approximately R$450 million) being shifted to the third quarter of 2020 as Avon fulfills the order backlog created. The incremental expense incurred as a result of the cyber incident in the second quarter of 2020 was not material.

6.	CASH AND CASH EQUIVALENT

Cash and Cash Equivalent is as follows:

	June 30, 2020	December 31, 2019
Cash and banks	2,872,297	3,110,220
Certificate of Bank Deposits (a)	766,703	211,261
Repurchase agreements (b)	1,181,116	1,192,101

	4,820,116	4,513,582

(a)

As of June 30, 2020, investments in Certificate of Bank Deposits (“CDB”) are remunerated at an average rate of 102.7% of CDI with daily maturities redeemable with the issuer itself, without significant loss of value.

(b)

Repurchase operations are securities issued by banks with a commitment by the bank to repurchase them, and by the client to resell them, at defined rates and within a predetermined term, backed by public or private securities, depending on bank availabilities and registered with the CETIP. On June 30, 2020, repurchase operations are remunerated at an average rate of 103.8% of CDI (106.9% of the CDI on December 31, 2019).

7.	SHORT-TERM INVESTMENTS

Short-term investments is as follows:

	June 30, 2020	December 31, 2019
Loan investment funds	376,538	407,928
Certificate of Bank Deposits (a)	270,870	21,327
Treasury bills	377,033	374,690
Government bonds (LFT)	1,486,999	221,900
Dynamo Beauty Ventures Ltd. Fund	11,326	7,402
Restricted cash	58,764	—

	2,581,530	1,033,247

Current	2,570,204	1,025,845
Non-current	11,326	7,402

F-18

(a)

As of June 30, 2020, the CDBs classified as short-term investments are remunerated at an average rate of 103,8% of CDI (106,9% of CDI as of December 31, 2019). The balance on 30 June 2020, related to the “Crer para Ver” line within the exclusive fund is R$ 35,423 (R$ 38,018 on December 31, 2019).

Breakdown of the exclusive fund portfolio on June 30, 2020 and December 31, 2019 is as follows:

	June 30, 2020	December 31, 2019
Certificates of deposit	270,870	21,327
Repurchase agreements	1,181,116	1,192,101
Treasury bills	377,033	374,690
Government bonds (LFT)	1,486,999	221,900

	3,316,018	1,810,018

8.	TRADE RECEIVABLES

Trade receivables is as follows:

	June 30, 2020	December 31, 2019
Trade receivables	2,889,573	1,793,759
Provision for doubtful accounts	(244,972)	(107,995)

	2,644,601	1,685,764

Maximum exposure to credit risk at the reporting date is the carrying amount of each aging range, net of the provision for doubtful accounts, as shown in the aging list below:

	June 30, 2020	December 31, 2019
Current	1,632,884	1,501,958
Past due:
Up to 30 days	874,649	142,069
31 to 60 days	138,467	36,466
61 to 90 days	40,178	27,789
91 to 180 days	203,395	85,477
Provision for doubtful accounts	(244,972)	(107,995)

	2,644,601	1,685,764

The changes in the provision for doubtful accounts is as follows:

Balance at December 31, 2018	(129,242)

Additions	(118,037)
Write-offs (a)	138,116
Exchange variation	471

Balance at June 30, 2019	(108,692)

Balance at December 31, 2019	(107,995)
Additions	(447,669)
Write-offs (a)	371,004
Exchange variation	(60,312)

Balance at June 30, 2020	(244,972)

(a)	Refers to accounts overdue for more than 180 days which are written off when the Company has no expectation of recovering the trade receivable and sales of customer portfolio.

F-19

The following table shows trade receivables by exposure to doubtful accounts on June 30, 2020 and December 31, 2019:

	June 30, 2020		December 31, 2019
	Trade receivables	Provision for doubtful accounts	Trade receivables	Provision for doubtful accounts
Current	1,632,884	(46,358)	1,501,958	(38,060)
Past due:
Up to 30 days	874,649	(9,229)	142,069	(14,311)
31 to 60 days	138,467	(23,549)	36,466	(6,663)
61 to 90 days	40,178	(10,185)	27,789	(6,333)
91 to 180 days	203,395	(155,651)	85,477	(42,628)

	2,889,573	(244,972)	1,793,759	(107,995)

9.	INVENTORIES

Inventories is as follows:

	June 30, 2020	December 31, 2019
Finished products	3,515,022	1,253,145
Raw materials and packaging	1,030,020	253,063
Promotional material	211,372	82,228
Work in progress	34,690	27,346
Provision for losses	(309,757)	(185,232)

	4,481,347	1,430,550

The changes in the provision for inventory losses is as follows:

Balance at December 31, 2018	(178,268)

Additions, net	(72,980)
Write-offs	60,743
Exchange Variation	2,139

Balance at June 30, 2019	(188,366)

Balance at December 31, 2019	(185,232)

Additions, net	(190,763)
Write-offs	166,520
Exchange Variation	(100,282)

Balance at June 30, 2020	(309,757)

10.	RECOVERABLE TAXES

Recoverable taxes is as follows:

	Consolidated
	06/2020	12/2019
ICMS on purchase of inputs (a)	671,227	434,832
Taxes on purchase of inputs - subsidiaries abroad	214,702	39,475
ICMS on purchase of property, plant and equipment	10,024	10,628
PIS and COFINS on purchase of property, plant and equipment (b)	179	3,826
PIS and COFINS on purchase of inputs	802,466	280,087

F-20

PIS, COFINS and CSLL - withheld at source	3,779	2,378
IPI (Tax on Manufactured Products)	83,828	30,190
Others	152,402	3,438

	1,938,607	804,854

Current	1,045,201	395,640
Non-Current	893,406	409,214

a)	Accumulated Brazilian tax on the circulation of goods, interstate and intercity transportations and communication services (“ICMS”) tax credits.
b)	Brazilian tax for the Integration Program Tax on Revenue (“PIS”) and Social Security Funding Tax on Revenue (COFINS).

11.	INCOME TAX AND SOCIAL CONTRIBUTION

The effective tax rate calculated by the Company for the period ended June 30, 2020 was negative 13.0%. This percentage is based on the loss before taxes of R$ 1,077.4 million and the resulting income tax expense of R$ 139.7 million. The main components causing the effective tax rate to differ from the statutory income tax rate of 34% are the losses of certain jurisdictions which cannot be benefited, permanent effects related to income tax withheld at source arising from transactions among companies of the group which cannot be applied as an income tax credit and the additional recognition of deferred tax liability due to the announcement by the British government that the statutory income tax rate will not be reduced from 19% to 17%. Excluding the adverse effects primarily caused by these noted components, the Company’s effective tax rate would be approximately 31.1%.

The effective rate calculated by the Company in the period ended June 30, 2019 was 30.7%. This percentage is based on the profit before taxes of R$ 100.1 million and the resulting income tax expenses of R$ 30.7 million. The main components causing the effective rate to differ from the statutory income tax rate of 34% are the tax incentives and the subvention of investments.

The changes in deferred income tax assets and liabilities social contribution for the six months ended June 30, 2020 and 2019 were as follows:

	Asset	Liability
Balance at December 31, 2018	398,400	(431,534)

Effect on profit or loss	44,859	3,298
Reserve for grant of options and restricted shares	13,380	—
Effect on other comprehensive income	(53,701)	—
Exchange variation on other comprehensive income	4,615	13,649

Balance at June 30, 2019	407,553	(414,587)

Balance at December 31, 2019	374,448	(450,561)
Effect on profit or loss	(22,022)	(28,630)
Acquisition of subsidiary	667,034	(713,199)
Reserve for grant of options and restricted shares	2,865	—
Effect on other comprehensive income	(75,842)	—
Exchange variation on other comprehensive income	29,409	(221,081)

Balance at June 30, 2020	975,892	(1,413,471)

12.	JUDICIAL DEPOSITS

Judicial Deposits are restricted assets of the Company related to amounts deposited and held by the courts until the litigation to which they are related is resolved.

The judicial deposits of the Company as of June 30, 2020 and December 31, 2019 are as follows:

F-21

	June 30, 2020	December 31, 2019
Unaccrued tax lawsuits (a)	296,529	203,403
Accrued tax lawsuits (b) (note 20 and 21)	249,576	116,415
Unaccrued civil lawsuits	6,570	2,541
Accrued civil lawsuits (note 21)	2,505	426
Unaccrued labor lawsuits	14,330	8,683
Accrued labor lawsuits (note 21)	30,830	5,787

Total judicial deposits	600,340	337,255

(a)	The proceedings related to these judicial deposits are mainly related to ICMS—ST, highlighted on note 20 (b)—contingent liability—possible risk of loss.
(b)	The lawsuits related to these judicial deposits are mainly related to the sum of amounts disclosed in note 21, item (b) and the amount accrued as explained in the note 20.

Changes in the balances of escrow deposits are as follows:

Balance at December 31, 2018	333,577
New deposits	1,367
Redemptions	(1,362)
Interests	7,447
Write-offs for expenses	(3,569)
Balance at June 30, 2019	337,460
Balance at December 31, 2019	337,255

Acquisition of subsidiary	283,885
New deposits	7,911
Redemptions	(21,186)
Interests	6,216
Payments	(10,070)
Write-offs for expenses	(3,671)

Balance at June 30, 2020	600,340

In addition to judicial deposits, the Company entered into guarantee contracts with insurance companies to cover the potential losses of certain lawsuits. Details of these guarantees contracts are included in note 32.

13.	ASSETS HELD FOR SALE

Assets classified as held for sale were acquired in connection with the acquisition Avon (Note 4). The following table shows the changes in the balance for the period ended on June 30, 2020:

Acquisition by Avon on January 3, 2020	186,518

Transfer to property, plant and equipment(a)	(39,186)
Transfer from property, plant and equipment(b)	16,210
Sale	(22,287)
Exchange variation	54,302

Balance on June 30, 2020	195,557

a)

During the first quarter of 2020, Avon decided not to proceed with the sale two properties. As a result, Avon reclassified such properties from held for sale to property, plant and equipment during the first quarter of 2020. At the time of reclassification, the Company recorded a true up on depreciation resulting in an immaterial impact.

b)	Includes a property that was classified as held for sale during the period.

On June 30, 2020, assets held for sale include two Avon properties with a carrying amount of R$ 195,557.

F-22

14.	OTHER CURRENT AND NON-CURRENT ASSETS

	June 30, 2020	December 31, 2019
Marketing and advertising advances	99,545	28,669
Supplier advances	224,335	102,225
Employee advances	79,882	13,983
Rent advances and guarantee deposits (a)	133,448	96,202
Prepaid insurance expenses	170,277	29,647
Overfunded pension plan (b)	711,526	—
Customs broker advances - Import taxes	38,592	34,932
Subleasing receivables (c)	395,605	—
Carbon credits	3,799	3,508
Other	543,806	39,868

	2,400,815	349,034

Current	799,222	265,198
Non-current	1,601,593	83,836

(a)

Mainly related to: (i) advances of rental agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop International Limited, in accordance with the exemptions on IFRS 16; and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop International Limited and Emeis Holdings Pty Ltd. which will be returned by the lessor at the end of the rental agreements.

(b)	Pension plan arising from the Avon’s acquisition on January 3, 2020 (Note 4)
(c)	Relates to the sublease receivables of a property owned by Avon in New York.

F-23

15.	PROPERTY, PLANT AND EQUIPMENT

	Useful life range (in years)	December 31, 2019	Acquisition of subsidiary	Additions	Write-offs	Reversal of impairment (impairment loss)	Transfers	Exchange variation	June 30, 2020
Cost:
Vehicles	2 to 5	45,578	25,789	128	(4,519)	—	2,171	12,042	81,189
Templates	3	192,556	—	8	(19,713)	—	4,690	8,065	185,606
Tools and accessories	3 to20	11,974	52,410	4,362	(158)	—	(876)	12,721	80,433
Facilities	3 to 60	309,772	1,431	23	(3,428)	—	3,298	10,922	322,018
Machinery and accessories	3 to 15	866,451	746,734	7,352	(925)	—	45,638	171,314	1,836,564
Leasehold improvements	2 to 20	615,103	58,548	11,653	(1,177)	(8,650)	5,618	177,970	859,065
Buildings	14 a 60	386,957	1,168,837	3,484	1,590	324	20,246	293,891	1,875,329
Furniture and fixture	2 to 25	397,727	32,566	10,622	(1,012)	(8,883)	7,545	95,387	533,952
Land	—	35,157	568,470	—	73	—	4,060	191,749	799,509
IT equipment	3 to 15	297,228	112,369	4,691	(494)	—	12,550	85,224	511,568
Other assets	—	—	40,090	—	—	—	—	14,086	54,176
Projects in progress	—	156,011	78,965	104,602	(526)	—	(89,486)	11,155	260,721

Total cost		3,314,514	2,886,209	146,925	(30,289)	(17,209)	15,454	1,084,526	7,400,130

Depreciation:
Vehicles		(16,924)	—	(12,932)	2,174	—	(2,093)	(3,524)	(33,299)
Templates		(175,938)	—	(4,824)	19,684	—	—	(172)	(161,250)
Tools and accessories		(3,255)	—	(20,769)	—	—	10	(2,451)	(26,465)
Facilities		(167,362)	—	(11,582)	282	—	900	(3,269)	(181,031)
Machinery and accessories		(416,736)	—	(95,836)	157	—	(1,072)	(16,382)	(529,869)
Leasehold improvements		(267,371)	—	(60,425)	450	—	25	(68,175)	(395,496)
Buildings		(101,785)	—	(51,515)	—	—	—	(4,847)	(158,147)
Furniture and fixture		(193,973)	—	(44,342)	612	—	(26)	(43,546)	(281,275)
IT equipment		(197,281)	—	(47,588)	37	—	—	(30,091)	(274,923)
Other assets	—	—	—	(6,841)	—	—	—	(769)	(7,610)

Total accrued depreciation		(1,540,625)	—	(356,654)	23,396	—	(2,256)	(173,226)	(2,049,365)

Net total		1,773,889	2,886,209	(209,729)	(6,893)	(17,209)	13,198	911,300	5,350,765

F-24

16.	INTANGIBLES

	Useful life range (years)	December 31, 2019	Acquisition of subsidiary	Additions	Write-offs	Reversal of impairment	Transfers	Exchange variation	June 30, 2020
Cost:
Software	2,5 to 10	1,313,090	291,239	65,382	(1,492)	—	112,649	153,649	1,934,517
Trademarks and patents (Defined useful life)	24 to 25	116,805	517,592	—	—	—	—	220,524	854,921
Trademarks and patents (Indefinite useful life)	—	2,171,585	1,893,224	—	—	—	—	1,255,816	5,320,625
Goodwill Avon (Note 4)	—	—	10,973,474	—	—	—	—	3,855,691	14,829,165
Goodwill Emeis Brazil Pty Ltd.	—	100,237	—	—	—	—	—	33,364	133,601
Goodwill The Body Shop International Limited	—	1,434,369	—	8,039	—	—	—	388,384	1,830,792
Goodwill acquisition of The Body Shop stores	—	1,456	—	—					1,456
Relationship with retail clients	10	1,987	—	—	—	—	—	656	2,643
Key money (indefinite useful life)		17,801	—	—	—	—	6,996	2,697	27,494
Key money (Defined useful life)	3 to 18	12,447	—	—	—	1,065	(3,414)	(1,043)	9,055
Relationship with franchisees and sub franchisees	15	602,958	1,876,169	—	—	—	—	822,215	3,301,342
Developed technology (by acquired subsidiary)	—	—	1,131,573	—	—	—	—	397,595	1,529,168
Other intangible assets	2 to 10	110,288	—	41,452	—	—	(100,153)	18,071	69,658

Total cost		5,883,023	16,683,271	114,873	(1,492)	1,065	16,078	7,147,619	29,844,437

Amortization value:
Software		(649,347)	—	(179,508)	43	—	(3,634)	(39,399)	(871,845)
Trademarks and patents		(44,108)	—	(18,303)	—	—	—	(12,810)	(75,221)
Key money		(2,197)	—	(242)	—	—	(4,634)	1,213	(5,860)
Relationship with retail clients		(1,939)	—	(114)	—	—	—	(531)	(2,584)
Relationship with franchisees and sub franchisees		(95,772)	—	(147,980)	—	—	—	(41,555)	(285,307)
Developed technology (by acquired subsidiary)		—	—	(137,361)	—	—	—	(15,419)	(152,780)
Other intangible assets		(13,159)	—	(1,042)	—	—	—	(5,390)	(19,591)

Total accumulated amortization		(806,522)	—	(484,550)	43	—	(8,268)	(113,891)	(1,413,188)

Net total		5,076,501	16,683,271	(369,677)	(1,449)	1,065	7,810	7,033,728	28,431,249

F-25

17.	RIGHT OF USE AND LEASE

a)	Right of use

	Useful life in Years (i)	December 31, 2019	Acquisition of subsidiary	Additions	Write- offs	Transfers (a)	Exchange variation	June 30, 2020
Cost Value:
Vehicles	3	40,018	42,467	46,577	(219)	—	11,435	140,278
Machinery and equipment	3 to 10	15,578	14,034	610	—	—	8,958	39,180
Facilities	3 to 10	784,900	489,739	90,560	(4,380)	—	211,050	1,571,869
IT equipment	10	283	18,429	1,447	—	—	5,751	25,910
Retail stores	3 to 10	2,350,377	—	180,059	(8,309)	(3,582)	767,063	3,285,608
Tools and accessories	3	2,803	—	—	—	—	761	3,564

Total cost		3,193,959	564,669	319,253	(12,908)	(3,582)	1,005,018	5,066,409

		—	—	—	—		—	—
Depreciation value:
Vehicles		(8,109)	—	(25,316)	150	—	(2,236)	(35,511)
Machinery and equipment		(4,317)	—	(7,142)	—	—	(2,036)	(13,495)
Facilities		(97,190)	—	(144,715)	2,852	—	(27,349)	(266,402)
IT equipment		(214)	—	(10,320)	—	—	(1,100)	(11,634)
Retail stores		(463,332)	—	(300,558)	4,016	4,634	(172,458)	(927,698)
Tools and accessories		(936)		(462)	—	—	(298)	(1,696)

Total accrued depreciation		(574,098)	—	(488,513)	7,018	4,634	(205,477)	(1,256,436)

Net total		2,619,861	564,669	(169,260)	(5,890)	1,052	799,541	3,809,973

(a)	Those are initial costs (key money) related to store rentals. This amount is transferred from right of use to intangible assets when a new commercial agreement with the lessor is not yet signed.

F-26

	June 30, 2020	December 31, 2019
Values recognized in the income statement
Financial expense on lease	119,398	64,137
Amortization of right of use	488,513	271,591
Appropriation in the result of variable lease installments not included in the measurement of rental liabilities	15,013	14,023
Sublease revenue	(16,033)	(1,331)
Short-term rental expenses and low-value assets	38,274	78,774
Concessions granted by lessors related to Covid-19	(12,685)	—
Expenses related to leases	17,497	9,933

Total	649,977	437,127

Values recognized in the financing cash flow statement Payment of leasing (principal)	426,154	273,681
Values recognized in the operating cash flow statement Payment of leasing (interest)	88,443	75,259
Variable lease payments not included in the measurement of rental liabilities	4,448	8,100
Sort-term lease payments and low-value assets	30,699	978
Lease-related payments	20,174	15,985

Total	569,918	374,003

b)	Lease obligation

	June 30, 2020	December 31, 2019
Current	1,081,059	542,088
Non-current	3,026,116	1,975,477

Total	4,107,175	2,517,565

The following table shows the changes in the balance of lease obligations:

Balance at December 31, 2019	2,517,565

New agreements	324,878
Acquisition of subsidiary	777,200
Payment of leasing (principal)	(380,902)
Payment of leasing (interest)	(133,695)
Recognition of financial charges	119,398
Write-offs (i)	(3,863)
Translation effects (other comprehensive income)	886,594

Balance at June 30, 2020	4,107,175

(i)	Mainly related to termination contracts related to lease of stores.

Maturities of the balance of non-current lease liabilities are shown below:

	June 30, 2020	December 31, 2019
2021	441,760	374,746
2022	428,033	361,688
2023	422,877	358,274
2024 onwards	1,733,446	880,769

	3,026,116	1,975,477

F-27

18.	BORROWINGS, FINANCING AND DEBENTURES

	June 30, 2020	December 31, 2019
Local Currency
Financing Agency for Studies and Projects (FINEP)	87,617	101,988
Debentures (a)	4,171,432	4,251,231
BNDES	17,451	35,390
BNDES – FINAME	46	183
Promissory Notes	1,322,889	2,883,382
Working capital – Operation Mexico	24,219	31,802
Working capital – Operation Peru	23,271	—
Working capital – Operation Aesop	98,559	100,438
Working capital – Operation The Body Shop	477,770	—
Working capital – Operation Avon	154,198	—
Notes - Avon (1)	9,720,254	—

Total in local currency	16,097,706	7,404,414

Foreign Currency
BNDES	4,721	8,029
Export Credit note (NCE)	110,148	81,210
Notes	4,179,182	3,090,490
Resolution no 4131/62	274,342	202,231

Total in foreign currency	4,568,393	3,381,960

Overall total	20,666,099	10,786,374

Current	2,631,068	3,354,355
Non-current	18,035,031	7,432,019
(a) Debentures
Current	164,555	246,017
Non-current	4,006,877	4,005,214

(1)	Balances recorded for their estimated fair value resulting from business combination with Avon (Note 4).

Changes in the balances of borrowings, financings and debentures are presented below:

Balance at December 31, 2019	10,786,374

Acquisition of subsidiary	7,250,735
New borrowings and financing	1,341,538
Amortizations	(2,485,231)
Financial charges accrued	557,122
Payment of financial charges	(535,568)
Exchange variation (unrealized)	1,101,306
Exchange variation (realized)	3,889
Translation effects (other comprehensive income)	2,645,934

Balance at June 30, 2020	20,666,099

a)	Refers mainly reclassified leasing balances; and balances reclassified from government grants considering BNDES loans

Maturities of non-current borrowings, financing and debentures liabilities are as follows:

F-28

	June 30, 2020	December 31, 2019
2021	2,253,221	—
2022	5,450,177	2,279,759
2023	6,644,547	527,596
2024 onwards	3,687,086	4,624,664

	18,035,031	7,432,019

A description of the main bank loans and financing agreements as of June 30, 2020 is as follows:

a)	Description on bank loans and financing

i) Promissory notes

On January 14, 2020, there was a partial optional early redemption of the Commercial Notes, related to the first series, in the amount of R$ 1,830 million.

On April 29, 2020, there was the 2nd issue of Commercial Promissory Notes by Natura &Co Holding, in a single series in the amount of R$ 500 million and the 4th issue of Commercial Promissory Notes, in a single series in the amount of R$ 250 million. The Commercial Notes were publicly distributed with restricted placement efforts, pursuant to CVM Ruling No. 476 of January 16, 2009. The allocation of funds went to the reinforcement of cash and liquidity.

On June 29, 2020, there was the total optional early redemption of the 1st issue of Commercial Notes by Natura &Co Holding of the first series in the amount of R$ 370 million and the partial optional early redemption of the 1st issue of Commercial Notes of the second series in the amount of R$ 140 million.

The appropriation of costs related to the issuance of promissory notes during the period ended of June 30, 2020 was R$ 19,461 (R$ 11,135 as of December 31, 2019), recorded monthly in the financial expenses, in accordance with the effective interest rate method. Issuance costs to appropriate totaled R$ 7,866 as of June 30, 2020 (R$ 20,962 as of December 31, 2019).

ii) Working capital – The Body Shop

As presented in the note of financial liquidity risk management (5.2.e), The Body Shop had, on December 31, 2019, a credit facility of up to seventy million pounds sterling (GBP 70 million), with no guarantee, that could be withdrawn in installments to meet short-term financing needs of The Body Shop International Limited. This facility was used by the indirect subsidiary during the second quarter of 2020, to reinforce working capital and liquidity, with annual interest payment of Libor + 2%.

iii) Working capital – Operation Peru

On June 5, 2020, the Company’s subsidiary raised, for reinforcement of working capital and liquidity, an amount of $15 million of soles, approximately R$ 22 million, with annual interest rate of 4.24% and maturity on December 2, 2020.

iv) Notes—Avon

Avon has issued the following notes:

Notes – Avon	Principal (USD)	Principal (R$)	Annual interest rate	Maturity
No guarantee	461,883	2,529,271	5.00%	March 15, 2023
No guarantee	243,847	1,335,306	6.95%	March 15, 2043
With guarantee	500,000	2,738,000	7.88%	August 15, 2022
With guarantee	400,000	2,190,400	6.50%	August 15, 2022

To the Notes issued by Avon, add the effects of allocation of fair values from the business combination (Note 4), which amounted to R$ 780,093 as of June 30, 2019.

b)	Restriction clauses of agreements

The contractual restriction clauses establish financial indexes arising from the quotient of the net treasury debt division by the EBITDA of the last 12 months, which should be equal to or lower than what was established. The Company and its subsidiaries comply with such clauses as of the base date.

F-29

19.	TRADE PAYABLES AND REVERSE FACTORING OPERATIONS

	June 30, 2020	December 31, 2019
Domestic trade payables	4,593,288	1,581,759
Foreign trade payables	861,849	105,073

	5,455,137	1,686,832

Reverse factoring operations	254,832	142,924

	5,709,969	1,829,756

20.	TAX LIABILITIES

	June 30, 2020	December 31, 2019
Ordinary ICMS	120,393	120,300
ICMS ST provision (a)	61,926	72,423
Taxes on invoicing – subsidiaries abroad	296,430	145,992
Social Security Tax (INSS) - suspension of the enforceability	—	50,147
Withholding tax (IRRF)	110,084	48,593
Other taxes payable - foreign subsidiaries	2,987	1,180
PIS and COFINS payable	101	1,207
INSS and service tax (ISS) payable	54,371	3,218
Others	77,355	399

	723,647	443,459

Judicial Deposits (note 12)	(54,909)	(62,356)

Current	614,839	320,890
Noncurrent	108,808	122,569

(a)

The Company has been discussing the illegality of changes in the state legislation for the payment of ICMS—ST. Part of the unpaid amount has been discussed in court by the Company and, in certain cases, the amounts have been deposited with the courts, as mentioned in Note 12.

21.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company is party to tax, labor and civil lawsuits. Management believes, based on the opinion of its legal counsel, that the provision for tax, civil and labor risks are sufficient to cover potential losses. This provision is broken down as follows:

	June 30, 2020	December 31, 2019
Tax	876,036	127,842
Civil	180,491	30,653
Labor	257,241	61,571

Total	1,313,768	220,066

Judicial deposits (note 12)	(228,002)	(60,272)

Current	127,825	18,650
Noncurrent	1,185,943	201,416

F-30

a)	Contingencies with probable losses

The changes in the provision for tax, civil and labor risks and contingent liabilities is presented below:

	Tax		Civil		Labor
	Provision	Deposits	Provision	Deposits	Provision	Deposits
Balance at beginning of year	127,842	(54,059)	30,653	(426)	61,571	(5,787)

Acquisition of subsidiary (1)	657,647	(155,219)	51,263	(4,898)	164,091	(27,329)
Additions	78,727	(198)	99,774	(2,648)	21,388	(5,362)
Reversals	(29,946)	10,208	(24,371)	1,022	1,105	2,546
Payments	(52,412)	—	(10,703)	3,549	(21,470)	5,244
Inflation adjustment	2,274	(2,516)	2,802	(10)	3,553	(92)
Translation effects (other comprehensive income)	92,145	2,533	31,103	344	26,166	263
Other movements	(241)	4,584	(30)	562	837	(313)

Balance on June 30, 2020	876,036	(194,667)	180,491	(2,505)	257,241	(30,830)

(1)	Balances recorded for their estimated fair value resulting from business combination with Avon (Note 4).

b)	Contingent liabilities—possible losses

The Company is party to tax, civil and labor proceedings for which no provision has been set up because they involve possible risk of loss as assessed by management and its legal advisors.

As of June 30, 2020, the total amounts under discussion for which a negative outcome is considered possible, due to the nature of the claims, is as follows:

	June 30, 2020	December 31, 2019
Tax	8,715,657	3,503,392
Civil	144,151	61,532
Labor	208,062	77,295

Total contingent liabilities	9,067,870	3,642,219

Judicial deposits (note 12)	(242,817)	(136,258)

The main tax cases are the following:

i)

Infraction notices in which the Brazilian Federal Revenue Office collects IPI tax debts, for the supposed lack of compliance with the minimum calculation basis, set forth in the legislation, upon the sales transactions directed to interdependent wholesale establishments. Currently, judgment of the proceedings is awaited at the administrative level. On June 30, 2020, the total amount under discussion classified as possible loss is of R$1,951,431.

ii)

Court decisions which discuss the equivalence to industrial set forth in Decree No. 8,393/2015, which started requiring IPI in exit operations carried out by interdependent wholesale establishments of the products mentioned in said legal provision. On June 30, 2020, the amount under discussion is R$ 1,533,078 (R$ 389,017 on December 31, 2019).

iii)

Administrative and court proceedings discussing the illegality of changes in the state legislation for the payment of ICMS and ICMS—ST. On June 30, 2020, the total amount under discussion is R$ 1,458,918 (R$ 406,002 on December 31, 2019).

iv)

Infraction notices where the Brazilian Federal Revenue Office collects IRPJ and CSLL tax debts, in order to question the tax deductibility of goodwill amortization in the context of a corporate reorganization among related parties. Currently, there is a discussion in the Judiciary Branch regarding the lawfulness of administrative decisions which rejected the motion to clarify, submitted to question the dismissed special appeals. On June 30, 2020, the total amount under discussion classified as possible loss is R$ 1,390,597 (R$ 1,336,927 on December 31, 2019).

v)

Infraction Notice in which the State of São Paulo Treasury Office enforces the ICMS-ST collection, fully paid by the destination of the goods, the distributing establishment. Judgment of the proceedings is awaited at the administrative level. On June 30, 2020, the total amount under discussion classified as possible loss is R$ 526,933 (R$ 521,903 on December 31, 2019).

F-31

vi)

Infraction notices in which the Brazilian Federal Revenue Service collects IPI tax debts due to disagreement with the tax classification adopted for some products. Judgment of the proceedings is awaited at the administrative level. On June 30, 2020, the total amount under discussion is R$ 296,898 (R$ 218,204 on December 31, 2019).

c)	The main civil cases are the following:

i)

Avon has been named defendant numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products the Company sold in the past were contaminated with asbestos. Many of these actions involve a number of co-defendants from a variety of different industries, including manufacturers of cosmetics and manufacturers of other products that, unlike the Company’s products, were designed to contain asbestos. On June 30, 2020, there were 139 individual cases pending against the Avon. During the six-month period ending on June 30, 2020, 11 new proceedings were filed, and 20 others were dismissed, settled or otherwise resolved. The value of our settlements in this area thus far has not been material, either individually or in the aggregate. Additional similar cases arising out of the use of the Company’s talc products are reasonably anticipated.

We believe that the claims asserted against us in these cases are without merit. We are defending against these claims to date, the Company has not proceeded to trial in any case filed against it and there have been no findings of liability enforceable against the Company. However, nationwide trial results in similar cases filed against other manufacturers of cosmetic talc products have ranged from outright dismissals to very large jury awards of both compensatory and punitive damages. Given the inherent uncertainties of litigation, we cannot predict the outcome of all individual cases pending against the Company, and we are only able to make a reasonable estimate for a small number of individual cases that have advanced to the later stages of legal proceedings. For the remaining cases, we provide an estimate of exposure on an aggregated and ongoing basis, which takes into account the historical outcomes of all cases we have resolved to date. Any accruals currently recorded on the Company’s balance sheet with respect to these cases are not material. Other than these accruals, we are at this time unable to estimate our reasonably possible or probable losses. However, any adverse outcomes, either in an individual case or in the aggregate, could be material. Future costs to litigate these cases, which we expense as incurred, are not known but may be significant, though some costs will be covered by insurance.

ii)

On February 14, 2019, a purported shareholder’s class action complaint (Bevinal v. Avon Products, Inc., et al., No. 19-cv-1420) was filed in the USDC for the Southern District of New York against the Company and certain former officers of the Company. On June 3, 2019, the court appointed a lead plaintiff and class counsel. The complaint was subsequently amended on June 28, 2019 and recaptioned “In re Avon Products, Inc. Securities Litigation” on July 8, 2019. On July 24, 2019, the plaintiffs filed a further amended complaint. The amended complaint is brought on behalf of a purported class consisting of all purchasers or acquirers of Avon common stock between January 21, 2016 and November 1, 2017, inclusive. The complaint asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based on allegedly false or misleading statements and alleged market manipulation with respect to, among other things, changes made to Avon’s credit terms for Representatives in Brazil. On July 26, 2019, Avon and the individual defendants filed a motion to dismiss. On November 18, 2019, the court denied that motion. Accordingly, on December 16, 2019, Avon and the individual defendants filed an answer to the amended complaint. On February 14, 2020, plaintiffs filed a motion for class certification. The parties reached a settlement on the solution of this class action. The terms of the settlement include releases from class members of the complaints against the Company and the individual defendants and payment of USD 14.5 million (approximately R$ 79 million). Approximately USD 3 million (R$ 16 million), of the settlement shall be paid by the Company (that represents the remaining franchise under the applicable insurance policies of the Company) and the remainder of the settlement shall be paid by the Company’s insurers. Some documents related to the settlement still have not been completed and the settlement is subject to court approval. If the settlement is not approved by the court, that is, it is rescinded before it is finalized, the Company will not be able to predict the result of this case. In addition, in this case, it is reasonably possible that the Company will incur in a loss related to this matter, which the Company cannot reasonably estimate.

d)	Contingent assets

The Company claimed the refund of the PIS and COFINS installments collected with the inclusion of ICMS in its calculation bases from March 2004 to March 2007. The claimed amounts adjusted for inflation amounted to R$ 132,653 (R$ 26,933 on December 31, 2019), which have not been recorded.

F-32

22.	OTHER LIABILITIES

	June 30, 2020	December 31, 2019
Post-employment healthcare plan (a)	777,228	98,792
Carbon credit	6,386	4,519
Exclusivity contract	4,200	5,400
Crer para Ver (b)	52,427	51,543
Deferred revenue from performance obligations with customers	349,470	76,250
Provisions for sundry expenses	275,147	156,895
Provisions for rentals	40,363	26,568
Provisions for apportionment of benefits and partnerships payable	5,426	7,860
Long-term incentives	286,595	3,022
Provision for restructuring	101,212	3,401
Provision for store renovation	85,469	15,997
Discontinued operations (c)	94,840	—
Professional fees	95,782	—
Other provisions	313,310	67,846

Total	2,487,855	518,093

Current	1,322,558	396,391
Noncurrent	1,165,297	121,702

a)	As of June 30, 2020, there is R$674.514 related to pension plans assumed in the Avon’s acquisition on January 3, 2020 and R$102.714 related to Natura’s pension plan (R$98.792 on December 31, 2019).
b)	Social program contribution for developing the quality of education;
c)

On December 17, 2015, Avon entered into agreements resulting in the splitting of operations in the United Stated, Canada and Puerto Rico. These transactions were terminated on March 1, 2016. From this date, the contingent liabilities prior to this transaction and related to the operations in the United States, Canada and Puerto Rico are treated as discontinued operations. During the period ending on June 30, 2020, and amount of R$ 48,723 was recorded in administrative expenses pertaining to this provision.

23.	SHAREHOLDER’S EQUITY

a)	Issued Capital

As of June 30, 2020, the Company’s share capital is R$ 6,917,037, comprised of 1,251,239,759 outstanding nominal common shares, with no nominal value.

The changes in Issued capital is as follows:

Date	Description	Number of shares	Value in R$
December 31, 2019	Initial share capital	865,659,942	1,485,436,464
January 03, 2020	Capital increase	321,830,266	3,397,745,864
March 15, 2020	Issue of new stock for stock option plans and restricted stock	780,808	21,936,005
May 05, 2020 to June 30, 2020	Issue of new stock for stock option plans and restricted stock	621,653	16,811,439
June 01, 2020 to June 30, 2020	Capital increase	62,347,090	1,995,106,880

June 30, 2020	Total shares capital subscribed and paid-up	1,251,239,759	6,917,036,652

On January 3, 2020, 321,830,266 common shares were issued at an average price of 32.24 totaling R$ 3,397,746. On June 30, 62,347,090 common shares were issued at an average price of R$32.00 totaling R $ 1,995,107.

After the movements described, on June 30, 2020, the Company’s share capital increased to R$ 6,917,037, comprising by 1,251,392,669 registered common shares, with no par value.

At the Extraordinary General Meeting held on September 17, 2019, the capital increase of Natura Cosméticos S.A. by R$ 1,242,165 was unanimously approved, increasing it from R $ 468,973 to R $ 1,711,138, with a bonus in shares, through the capitalization of part of the balance of the profit reserve account, pursuant to Article 169 of the Brazilian Corporation Law, with the issue 432,571,228 (four hundred and thirty-two million, five hundred and seventy-one thousand, two hundred

F-33

and twenty and eight) registered common shares, with no par value, distributed to the Company’s shareholders, as a bonus, in the ratio of 1 (one) new share for each 1 (one) common share already held by them. Thus, the number of shares increased from 432,571,228 to 865,142,456, common shares, nominative and with no nominal value. As a result, the change in the ratio of common shares of Natura Cosméticos changed the comparative information on earnings per share and share-based payments (note 30.2) in this Company’s interim financial information.

b)	Treasury shares

On June 30, 2020, item “Treasury shares” is as follows:

	Number of shares	R$ (in thousands)	Average price per share - R$
Balance on December 31, 2019	—	—	—

Used	(740,697)	(40,981)	55.33

Acquisition	1,114,460	54,936	49.29

Balance on June 30, 2020	373,763	13,955	37.34

The minimum and maximum treasury share balance on June 30, 2020 is R$ 29.75 and R$ 49.71, respectively.

c)	Capital reserve

As a result of the acquisition of Avon, Natura &Co issued shares for the total subscription price of R$ 13,274,894 (See Note 4).Of this total, the amount of R$ 3,397,746 was allocated to the capital stock account and the remaining of R$ 9,877,148 was allocated to the Company’s capital reserve. This share merger was approved at a meeting of the Board of Directors on January 3, 2020.

The capital reserve also decreased due to the allocation of the special reserve to the profit reserve (R$ 147,592), an increase of R$ 26,679, due to the effects of IAS 29—Financial Reporting in Hyperinflationary Economies and decrease of R$ 22,063 regarding the movement of stock option and restricted stock plans.

The capital reserve amounts to R$ 11,037,162 as of June 30, 2020 (R$ 1,302,990 as of December 31, 2019).

d)	Profit reserve

On June 30, 2020, the profit reserve increased R$ 151,384 due to: (i) the effects of IAS 29—Financial Reporting in Hyperinflationary Economies applied to the balances up to June 30, 2020 and (ii) R$ 147,592 regarding the reclassification arising from the special reserve.

24.	SEGMENT INFORMATION

The Company’s operating segments is based on our Corporate Governance structure, which disaggregate and organize the business for purposes of decision-making and management analysis.

Since January 3, 2020, as a result of acquiring Avon (Note 4), the Company’s management has the following Corporate Governance structure:

•	Operation Natura &Co Latam – all operations of Natura, Avon, Aesop and TBS located in Brazil and Latin America;

•	Avon International – all Avon operations, except those located in Brazil and Latin America;

•	TBS International – all The Body Shop operations, except those located in Brazil and Latin America; and

•	Aesop International – all Aesop operations, except those located in Brazil and Latin America.

In addition to the analysis per segment, the Company’s Management also assesses its revenues at several levels, mainly through sales channels: direct sales, operations in the retail market, e-commerce, B2B and franchises. However, segregation by this type of operation is not yet considered significant for disclosures by Management.

Net revenue by segment are is as follows in the six-month period ending on June 30, 2020:

•	Natura &Co Latam; 56%

•	Avon International; 26%

•	TBS International; 13%

•	Aesop International: 5%

F-34

The accounting practices applied for each segment are the same described in explanatory note 3 of these financial statements of the Company for the year ended on December 31, 2019.

Performance of the Company´s segments were assessed based on net operating revenue and net income for the year, excluding the effects from financial income and expenses, income and social contribution taxes, depreciation and amortization.

The tables below summarize financial information for the segments and the geographic distribution of commercial operations of the Company as of June 30, 2020, December 31, 2019 and June 30, 2019. In addition, as described above, because of the Avon acquisition in 2020, the Company changed the corporate governance structure, and consequently the segment disclosures. Thus, the segment information disclosed in the 2019 consolidated financial statements are being retroactively recast for comparative purposes.

a)	Operating segments

	June 30, 2020
			Reconciliation to profit (loss) for the year
	Net revenue	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura & Co Latam	8,138,082	680,802	(458,872)	1,749,654	(1,932,291)	(207,473)	(168,179)
Avon International	3,771,535	40,361	(390,836)	356,290	(676,915)	(12,223)	(683,323)
TBS International	1,872,436	278,581	(356,197)	43,491	(75,346)	(57,290)	(166,761)
Aesop International	723,121	180,574	(123,813)	10,403	(28,729)	(10,018)	28,416
Corporate expenses	—	(431,830)	—	65,884	(8,577)	147,348	(227,175)

	14,505,174	748,488	(1,329,718)	2,225,722	(2,721,858)	(139,656)	(1,217,022)

	June 30, 2019
			Reconciliation to profit (loss) for the year
	Net revenue	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura &Co Latam	4,048,390	728,909	(167,260)	769,227	(1,102,304)	(79,148)	149,425
TBS International	1,717,823	286,527	(286,141)	18,140	(46,057)	12,983	(14,548)
Aesop International	552,646	118,183	(83,299)	4,792	(13,455)	(7,802)	18,419
Corporate expenses	—	(127,120)	—	—	—	43,221	(83,899)

	6,318,859	1,006,499	(536,700)	792,159	(1,161,816)	(30,746)	69,397

	June 30, 2020				December 31, 2019
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non- current liabilities
Natura & CoLatam	9,204,837	17,876,818	5,937,239	10,281,619	4,574,087	9,328,858	3,116,454	8,235,679
Avon International	25,758,269	29,338,889	3,415,813	12,056,797	—	—	—	—
TBS International	7,726,417	9,828,551	1,989,604	1,885,255	6,146,960	7,369,250	1,065,447	1,477,148
Aesop International	1,338,875	1,954,858	418,223	730,817	1,033,408	1,435,830	255,616	590,917
Corporate	—	2,093,806	1,103,010	1,082	—	3,050,574	3,080,906	—

	44,028,398	61,092,922	12,863,889	24,955,570	11,754,455	21,184,512	7,518,423	10,303,744

F-35

b)	Net revenue and Non-current assets by geographic region

	June 30, 2020				June 30, 2019
Net Revenue	Natura &Co Latam	Avon International	TBS International	Aesop International	Natura &Co Latam	TBS International	Aesop International
Asia	—	653,102	101,024	356,245	—	137,196	225,245
North America	1,650,053	—	269,200	113,706	345,507	305,852	88,129
Mexico	1,328,100	—	—	—	343,888	—	—
Other	321,953	—	269,200	113,706	1,619	305,852	88,129
South America	6,485,785	—	—	—	3,700,224	—	—
Brazil	4,533,315	—	—	—	2,776,153	—	—
Argentina	690,221	—	—	—	355,098	—	—
Other	1,262,249	—	—	—	568,973	—	—
EMEA	2,244	3,118,433	1,351,971	154,393	2,659	1,157,888	100,838
United Kingdom	—	371,923	1,083,032	82,005	—	881,543	48,801
Other	2,244	2,746,510	268,939	72,388	2,659	276,345	52,037
Oceania	—	—	150,241	98,777	—	116,887	138,434

	8,138,082	3,771,535	1,872,436	723,121	4,048,390	1,717,823	552,646

	June 30, 2020				December 30, 2019
Non-current assets	Natura &Co Latam	Avon International	TBS International	Aesop International	Natura &Co Latam	TBS International	Aesop International
Asia	—	245,854	170,999	298,185	—	140,760	227,670
North America	699,318	—	626,188	365,465	185,646	523,351	272,676
Mexico	602,043	—	—	—	183,250	—	—
Other	97,275	—	626,188	365,465	2,396	523,351	272,676
South America	8,495,351	—	—	—	4,378,676	—	—
Brazil	6,985,784	—	—	—	4,197,259	—	—
Argentina	355,420	—	—	—	63,050	—	—
Other	1,154,147	—	—	—	118,367	—	—
EMEA	10,168	25,512,415	6,452,367	234,424	9,765	5,105,903	190,442
United Kingdom	—	23,781,822	5,780,380	97,827	—	4,602,066	76,073
Other	10,168	1,730,593	671,987	136,597	9,765	503,837	114,369
Oceania	—	—	476,863	440,801	—	376,946	342,620

	9,204,837	25,758,269	7,726,417	1,338,875	4,574,087	6,146,960	1,033,408

No individual or aggregate customer (economic group) represents more than 10% of the Company’s net revenues.

c)	Reconciliation for the recast segments

Because of the new segment information as a result of the Avon acquisition in 2020, described above, the changes in the recast segment information previously disclosed is according to the following:

Presented in the financial statement for the year ended December 31, 2019
December 31, 2019	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura Brasil (a)	4,181,261	7,618,551	2,207,944	8,119,890
Natura LATAM (a)	349,698	1,592,912	774,521	105,423
Natura others (a)	12,161	18,126	8,591	1,558
Aesop (b)	1,035,432	1,442,214	274,539	592,531
The Body Shop (c)	6,175,903	7,462,135	1,171,922	1,484,342
Corporate	—	3,050,574	3,080,906	—

Consolidated	11,754,455	21,184,512	7,518,423	10,303,744

(a)	Amounts included in the new segment information Natura &Co Latam.
(b)

Amounts related to the Aesop’s operations located in Brazil and Latins America, representing non-current asset (R$ 2,024), total assets (R$ 6,384), current liabilities (R$ 18,923) and non-current liabilities (R$1,614) included in the recast segment Natura &Co Latam.

(c)

Amount related to The Body Shop’s operations located in Brazil and Latins America, representing non-current asset (R$ 28,943), total assets (R$92,885), current liabilities (R$106,475) and non-current liabilities (R$7,193) included in the recast segment Natura &Co Latam.

F-36

	Presented in the financial statement for the period ended June 30, 2019
June 30, 2019	Net revenue	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura Brasil (a)	2,750,169	588,399	(130,112)	749,538	(1,071,733)	(54,149)	81,943
Natura LATAM (a)	1,253,535	162,932	(28,027)	19,689	(27,504)	(24,900)	102,190
Natura outros (a)	4,292	(15,780)	(1,093)	—	(121)	—	(16,994)
Aesop (b)	554,090	117,590	(83,761)	4,792	(13,520)	(7,802)	17,299
The Body Shop (c)	1,756,773	280,479	(293,707)	18,140	(48,938)	12,884	(31,142)
Corporate	—	(127,120)	—	—	—	43,221	(83,899)

Consolidated	6,318,859	1,006,500	(536,700)	792,159	(1,161,816)	(30,746)	69,397

(a)	Amounts included in the new segment information Natura &Co Latam.
(b)

Amounts related to the Aesop’s operations located in Brazil and Latins America, representing net revenue (R$ 1,444), performance assessed by Company (R$ 593), depreciation and amortization (R$ 462), financial expense (R$65), and net income (loss) (R$1,120) included in the recast segment Natura &Co Latam.

(c)

Amount related to The Body Shop’s operations located in Brazil and Latins America, representing net revenue (R$ 38,950), performance assessed by Company (R$ 6,048), depreciation and amortization (R$ 7,566), financial expense (R$2,881), income tax (R$99) and net income (loss) (R$16,594) included in the recast segment Natura &Co Latam.

25.	NET REVENUE

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Gross revenue:
Domestic market	3,304,281	2,233,256	6,317,607	3,927,472
Foreign market	5,692,919	2,384,837	12,274,126	4,616,739
Other sales	117,881	11,849	242,336	26,306

	9,115,081	4,629,942	18,834,069	8,570,517

Returns and cancellations	(148,477)	(5,876)	(270,994)	(31,947)
Commercial discounts and rebates	(171,310)	(257,481)	(409,895)	(507,871)
Taxes on sales	(1,808,114)	(962,877)	(3,648,006)	(1,711,841)

Net revenue	6,987,180	3,403,709	14,505,174	6,318,859

Substantially, Natura’s revenue refers to direct sales and TBS and AESOP retail sales.

26.	OPERATING EXPENSES AND COST OF SALES

	Three months ended June 30		Six months ended June 30
Breakdown by function	2020	2019	2020	2019
Cost of sales	2,375,507	964,555	5,254,229	1,773,727
Selling, marketing and logistics expenses	3,149,807	1,552,309	6,448,997	2,875,375
Administrative, R&D, IT and Project expenses	1,337,544	567,221	2,603,635	1,104,252

Total	6,862,858	3,084,085	14,306,861	5,753,354

F-37

	Three months ended June 30		Six months ended June 30
Breakdown by nature	2020	2019	2020	2019
Cost of sales	2,375,507	964,555	5,254,229	1,773,727
Raw material/packaging material/resale	1,744,178	813,313	4,365,991	1,485,379
Personnel expenses (Note 27)	174,213	74,565	285,508	145,572
Depreciation and amortization	60,779	14,196	98,639	28,028
Others	396,337	62,481	504,091	114,748
Selling, marketing and logistics expenses	3,149,807	1,552,309	6,448,997	2,875,375
Logistics costs	496,669	172,384	1,063,015	344,782
Personnel expenses (Note 27)	897,081	417,059	1,839,299	805,518
Marketing, sales force and other selling expenses	1,401,336	783,994	2,884,442	1,367,657
Depreciation and amortization	354,721	178,872	662,241	357,418
Administrative, R&D, IT and project expenses	1,337,544	567,221	2,603,635	1,104,252
Investments in innovation	(51,233)	16,397	115,977	33,277
Personnel expenses (Note 27)	573,770	307,175	1,031,894	585,142
Other administrative expenses	526,608	164,329	886,926	334,579
Depreciation and amortization	288,399	79,320	568,838	151,254
Total	6,862,858	3,084,085	14,306,861	5,753,354

27.	EMPLOYEE BENEFITS

Information related to the employee benefits were presented in Company’s audited consolidated financial statement for the year ended December 31, 2019, Note 26.

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Payroll, profit sharing and bonuses	1,170,123	593,120	2,312,050	1,146,868
Pension Plan	45,468	22,831	89,581	43,605
Share-based payments (note 31.1)	41,500	16,029	76,387	26,903
Charges on restricted shares (note 31.1)	54,170	10,036	11,475	15,670
Health medical care, food, transportation and other benefits	144,805	63,131	291,956	120,311
Charges, taxes and social contributions	147,456	51,552	284,248	98,699
INSS	41,542	42,100	91,004	84,176

Total	1,645,064	798,799	3,156,701	1,536,232

27.1	Share-based Payment

Options granted in 2020

On March 27, 2020, the Company’s Board of Directors approved the new long-term stock-based incentive plans of the Company named “Co-investment Plan” and “Long-term Incentive Plan” for 2020.

The “Co-Investment Plan” consists in the grant of common shares of the Company to a group of employees that may invest part of their profit participation (up to 50%) in the purchase of shares so that the Company will assign the same number of shares for the amount invested by the beneficiary. The rights of the participants regarding the “Co-Investment Plan” shall only be fully acquired, to the extent that the participant remains continuously linked as an employee of the Company and its subsidiaries up to the 3rd anniversary of the date of the grant.

The “Long-Term Incentive Plan” consists of granting common shares of the Company to a group of employees and, unless otherwise determined by the Company’s Board of Directors, participants’ rights regarding the Performance Shares shall only be fully acquired, to the extent that: (i) the participant remains an employee of the Company and its subsidiaries until the 3rd anniversary of the grant date; and (ii) certain performance conditions are met. For certain participants, there is a special condition for item (i) above, in which 50% of the Performance Shares granted will be acquired on the 3rd anniversary of the grant date and the remaining 50% on the 4th anniversary of the grant date.

F-38

The variations in the number of outstanding stock options and their related weighted-average prices, as well as variations in the number of restricted stock are as follows:

Stock Option Plan and Strategy Acceleration Plan
	Average exercise price per option - R$	Options (thousands)
Balance on December 31, 2019	16.51	17,568
Related to Avon subsidiary – Business Combination (Note 4)	0.01	1,994
Expired	21.35	(72)
Exercised	26.35	(727)

Balance on June 30, 2020	16.29	18,763

	Restricted shares (thousands)	Performance shares (thousands)
Balance on December 31, 2019	3,092	688
Granted	862	—
Expired	(22)	—
Exercised	(1,046)	(40)

Balance on June 30, 2020	2,886	648

Of the 18,763 thousand options existing as of June 30, 2020 (17,568 options on December 31, 2019) 2,312 options (604 options as on December 31, 2019) were exercised.

The expense related to the fair value of the options and restricted shares, including the charges related to restricted shares, recognized in the six-month period ended on June 30, 2020, according to the period elapsed for the acquisition of the right to exercise of options and restricted shares, was R$ 81,350 in the consolidated financial statements.

Options for buying outstanding shares and restricted shares at the period ended June 30, 2020 have the following due dates prices:

As of June 30, 2020 -Stock option plan

Grant date	Right acquisition conditions	Exercise price - R$	Fair value[1]	Existing options	Remaining contractual life (years)	Vested options (thousands)
March 18, 2013	4 years of service as from the grant date	37.60	6.05	386	0.2	386
March 17, 2014	4 years of service as from the grant date	25.16	4.27	102	1.7	102
March 16, 2015	From 2 to 4 years of service as from the grant date	13.60	4.85 to 5.29	210	2.7	210
July 28, 2015 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	12.90	6.20 to 6.23	1,296	3.1	196
March 15, 2016	From 2 to 4 years of service as from the grant date	12.84	7.16 to 7.43	286	3.8	284
July 11, 2016 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	11.41	6.84 to 6.89	2,640	4.1	—
March 10, 2017	From 2 to 4 years of service as from the grant date	12.59	6.65 to 6.68	696	4.8	372
March 10, 2017 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	12.59	6.87 to 6.89	2,210	4.8	—
March 12, 2018	From 2 to 4 years of service as from the grant date	16.96	7.96 to 8.21	1,998	5.8	642
March 12, 2018 (Strategy acceleration)	From 3 to 5 years of service as from the grant date	12.16 to 16.96	8.21 to 9.67	3,800	5.8	—
April 12, 2019	From 3 to 4 years of service as from the grant date	23.54	11.71 to 11.82	1,636	6.8	—
April 12, 2019 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	23.54	11.51 to 11.71	1,900	6.8	—
December 31, 2020 to May 9, 2017	1 year of service as from the grant date	0.01	19.80	65	—	65
March 14, 2018 to December 17, 2018	From 1 to 3 years of service as from the grant date	0.01	19.70	334	1.2	55
March 13, 2019 to December 16, 2019	From 1 to 3 years of service as from the grant date	0.01	19.58	1,204	0.4 a 2.2	—

				18,763		2,312

F-39

As of June 30, 2020 - restricted shares

Grant date	Right acquisition conditions	Existing stock	Fair value (R$)	Remaining contractual life (years)
March 10, 2017	From 2 to 4 years of service as from the grant date	206	11.69 to 12.51	0.7
March 12, 2018 – Plan I	From 2 to 4 years of service as from the grant date	470	15.18 to 15.9	0.7
March 12, 2018 – Plan II	From 0.4 to 2.4 years of service as from the grant date	90	15.76 to 16.49	0.1
March 12, 2018 – Plan III	From 1 to 3 years of service as from the grant date	74	15.54 to 16.27	0.8
March 12, 2018 – Extraordinary Plan I	From 1 to 3 years of service as from the grant date	4	15.54 to 16.28	0.7
August 13, 2018 – Extraordinary Plan VI	From 1.6 to 3.6 years of service as from the grant date	50	12.24 to 13.13	0.7 to 1.7
April 12, 2019 – Plan I	From 2 to 4 years of service as from the grant date	814	21.62 to 22.53	0.7 to 2.8
April 12, 2019 – Plan II	From 1 to 3 years of service as from the grant date	312	22.14 to 22.85	0.7 to 1.7
March 27, 2020 – Co-Investment Plan	From 1 to 3 years of service as from the grant date	866	29.00	3

		2,886

As of June 30, 2020 – Performance shares

Grant date	Right acquisition conditions	Existing stock (thousands)	Fair value (R$)	Remaining contractual life (years)	Vested stock (thousands)
May 21, 2019	From 3 to 4 years of service as from the grant date and if the performance conditions are met	648	23.10 to 45.70	3.0 to 4.0	—

		648			—

As of June 30, 2020, the market price was R$ 39.90 already considering the stock split (R$ 38.67 on December 31, 2019) per share.

28.	FINANCE INCOME (EXPENSES)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
FINANCE INCOME:
Interest on short-term investments	38,888	14,484	74,306	37,445
Gains on monetary and exchange rate variations (a)	157,780	221,307	394,807	410,393
Gains on swap and forward transactions (c)	559,770	167,748	1,634,968	318,873
Gains on fair value adjustment of swap and forward derivatives	(136,420)	656	3,020	1,003
Reversal of the monetary update of provision for tax risks and tax obligations	—	—	42,378	—
Debt structuring revenues for acquisition of Avon	26,106	—	52,434	—
Other financial income	19,414	9,862	23,809	24,445

	665,538	414,057	2,225,722	792,159

F-40

FINANCE EXPENSE:
Interest on financing	(286,577)	(129,072)	(539,671)	(257,764)
Interest on leases	(65,035)	(33,163)	(119,398)	(64,137)
Losses on monetary and exchange rate variations (b)	(330,883)	(159,641)	(1,529,458)	(311,015)
Losses on swap and forward transactions (d)	(283,417)	(243,564)	(431,567)	(455,352)
Loss on fair value adjustment of swap and forward derivatives	79,237	(309)	(5,170)	(786)
Inflation adjustment of provision for tax, civil and labor risks and tax liabilities	(2,664)	(3,845)	(6,410)	(8,080)
Appropriation of funding costs (debentures and notes)	(2,822)	(3,204)	(5,653)	(6,452)
Pension plan interest	(8,204)	—	(15,512)	—
Adjustment for hyperinflationary economy (Argentina)	(10,368)	(3,225)	(5,556)	(5,864)
Debt structuring expenses for acquisition of Avon	—	(29,360)		(29,360)
Other financial expenses	(23,346)	(13,076)	(63,463)	(23,006)

	(934,079)	(618,459)	(2,721,858)	(1,161,816)

Finance income (expenses)	(268,541)	(204,402)	(496,136)	(369,657)

The objective of the breakdowns below is to explain more clearly the foreign exchange hedging transactions contracted by the Company and the related balancing items in the income statement shown in the previous table:

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
(a) Gains on monetary and exchange rate variations	157,780	221,307	394,807	410,393

Gains on exchange rate variation on loans, financing and debentures	(14,391)	160,466	(393)	313,365
Exchange rate variation on imports	(13,581)	2,506	15,746	6,541
Exchange rate variation on export receivables	16,804	585	46,580	7,322
Exchange rate variation on accounts payable to subsidiaries abroad	109,119	57,750	183,468	83,165
Exchange variations of Demand Deposits in foreign currency	59,829	—	149,406
(b) Losses on monetary and exchange rate variations	(330,883)	(159,641)	(1,529,458)	(311,015)

Losses on exchange rate variation on loans, financing and debentures	(151,795)	(120,445)	(1,089,680)	(228,287)
Exchange rate variation on imports	(24,740)	(3,964)	(43,774)	(9,791)
Exchange rate variation on export receivables	(5,857)	(2,935)	(7,901)	(8,483)
Exchange rate variation on accounts payable to subsidiaries abroad	(30,551)	(32,224)	(192,414)	(64,220)
Exchange rate variation on financing	(117,940)	(73)	(195,689)	(234)
(c) Gains on swap and forward transactions	559,770	167,748	1,634,968	318,873

Revenue from swap exchange coupons	64,923	45,518	112,090	86,811
Gains from exchange variations on swap instruments	494,847	122,230	1,522,878	232,062
				—
(d) Losses on swap and forward transactions	(283,327)	(243,564)	(431,567)	(455,352)

Losses on exchange rate variation on swap instruments	(5,892)	(160,474)	(5,982)	(314,136)
Financial costs of swap instruments	(277,435)	(83,090)	(425,585)	(141,216)

F-41

29.	OTHER OPERATING INCOME (EXPENSES), NET

Information related to the other operating income (expenses), net were presented in Company’s audited consolidated financial statement for the year ended December 31, 2019, Note 28.

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Others operating income, net
Result on write-off of property, plant and equipment	7,129	(582)	8,620	142
ICMS-ST	7,051	3,626	14,345	39,722
Sale of customer portfolio	—	10,125	—	10,125
Tax contingencies	100,192	94,978	101,473	96,062
Other operating income	7,221	(3,492)	7,764	—

Total Other operating income	121,593	104,655	132,202	146,051

Others expenses operating income, net
Crer para Ver (a)	(11,360)	(8,140)	(19,720)	(16,771)
Expenses with the sale of customer portfolio	(2,967)	—	(2,967)	—
Initial costs of acquisition of Avon (b)	(6,947)	(67,497)	(304,057)	(67,497)
Transformation Plan	(54,486)	(19,543)	(79,558)	(26,374)
Tax contingencies	(3,774)	(3,926)	(3,774)	(3,926)
Other operating expenses	32,617	2,538	—	(9,151)
Total other operating expenses	(46,917)	(96,568)	(410,076)	(123,719)

Other operating income (expenses), net	74,676	8,087	(277,874)	22,332

a)	Allocation of operating profit from sales of “Crer para Ver” line of non-cosmetic products to Natura Institute, specifically directed to social projects for developing the quality of education.
b)

Related to expenses associated with the Avon acquisition process, which include: financial structuring expenses (R$ 115,696), legal expenses (R$ 17,281), regulatory expenses (R$ 18,030) and executive plans (R$ 152,909).

30.	RELATED-PARTY TRANSACTIONS

In the period ending on June 30, 2020, Natura &Co reimbursed the amount of R$ 147,486 related to the transaction costs of the Avon acquisition paid by its controlled company Natura Cosméticos. This reimbursement impacted the result under “Other income (expenses)”.

The Natura Institute holds shares in the investment fund Fundo de Investimento Essencial, and on June 30, 2020 the balance was R$ 3,395 (R$ 3,766 on December 31, 2019).

On June 5, 2012, an agreement was entered into, still present, between Indústria e Comércio de Cosméticos Natura Ltda. and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and lease of processing, distribution, storage (HUB), in the city of Itupeva / SP a distribution center (HUB), in the city of Itupeva/SP. In 2019, Bres Itupeva granted its credits to BRC Securitizadora S/A, to which Natura makes monthly payments. Mr. Antônio Luiz da Cunha Seabra, Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos, members of the group of controlling shareholders of Natura Cosméticos S.A., indirectly hold controlling interests in Bres Itupeva. The amount involved in the registered transaction is recorded under “Right of Use” of “Buildings” in the amount of R$ 41,809 (R$ 44,244 under “Builds” of Property, Plant and Equipment on December 31, 2019).

In the period ending June 30, 2020, the Company and its subsidiaries transferred to the Natura Institute, in the form of a donation associated with maintenance, the amount of R$ 692 corresponding to 0.5% of net income for the prior fiscal year, and a donation associated with the net sales of products in the Natura Crer Para Ver line, in the amount of R$ 21,000 (R$ 12,500 on June 30, 2019).

30.1.	Key management personnel compensation

The total compensation of the Company’s Management is as follows:

	Three months ended June 30
	2020			2019
	Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total
	(a)	(b)		(a)	(b)
Board of Directors	2,246	14,764	17,010	5,180	9,866	15,046
Officers	9,157	31,132	40,289	10,791	12,568	23,359

	11,403	45,896	57,299	15,971	22,434	38,405

F-42

	Six months ended June 30
	2020			2019
	Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total
	(a)	(b)		(a)	(b)
Board of Directors	7,591	20,619	28,210	10,230	15,782	26,012
Officers	22,661	39,574	62,235	19,963	30,153	50,116

	30,252	60,193	90,445	30,193	45,935	76,128

a)

The item “Officers” includes the amount of R$510 referred to the amortization of the Confidentiality and Non-Compete Agreement during the period ended June 30, 2020 (R$29 in in the six-month period ending on June 30, 2019).

b)

Refers to profit sharing, on an accrual basis, net of reversals, regarding the Restricted Stock Plan and Strategy Acceleration Program, including charges, as applicable, to be determined in the year. The amounts include additions to and/or reversals of provisions made in the previous year, due to final assessment of the targets established for board members and officers, statutory and non-statutory, in relation to profit sharing.

30.2. Share-based payments

Breakdown of the Company officers and executives’ compensation:

	Grant of options
	June 30, 2020			June 30, 2019
	Stock option balance (number) 1 (a)	Average fair value of stock options [1] – R$	Average exercise price [1] - R$ (b)	Stock option balance (number) 1 (a)	Average fair value of stock options [1] – R$	Average exercise price [1] - R$ (b)
Officers	13,723,236	8.39	16.29	14,203,364	8.24	16.43

	Restricted shares
	June 30, 2020		June 30, 2019
	Stock option balance (number) [2] (a)	Average fair value[2] - R$	Stock option balance (number) [2] (a)	Average fair value[2] - R$ (b)
Officers	1,564,143	25.15	1,069,642	19.05

¹

The number of stock options granted, expired and exercised and their respective fair values are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

²

The number of restricted stock and performance shares granted, expired and exercised is shown already considering the stock split approved at the Extraordinary Shareholders’ Meeting held on September 17, 2019.

a)	Refers to the balance of the options and restricted shares ripe (“vested”) and mature (“unvested”), not carried out, at the balance sheet dates.
b)

Refers to the weighted-average exercise price of the option at the time of the stock option plans, adjusted for interest based on the Extended Consumer Price Index (IPCA) through the end of the reporting period. The new Stock Option Plan implemented in 2015, include no monetary adjustment.

31.	COMMITMENTS

31.1.	Contracts related to supply of inputs

The subsidiary Indústria e Comércio de Cosméticos:

F-43

•	Agreements that started in 2018 and effective up to 2020, with the value of Megawatts/h between R$ 265 and R$ 363.

•	Agreements that started in 2019 and effective up to 2022, with the value of Megawatts/h between R$ 155 and R$ 305.

•	Agreements that started in 2020 and effective up to 2022, with the value of Megawatts/h between R$ 204 and R$ 238

The amounts are carried based on electric power consumption estimates in accordance with the contract period, whose prices are based on volumes, also estimated, resulting from the subsidiary’s continuous operations.

Total minimum supply payments, measured at nominal value, according to the contract, are:

	June 30, 2020	December 31, 2019
Less than one year	10,206	17,918
Between one and five years	2,552,017	13,160

Total	2,562,223	31,078

32.	INSURANCE

The Group has an insurance policy that considers principally risk concentration and materiality, taking into consideration the nature of its activities and the opinion of its insurance advisors. As of June 30, 2020, insurance coverage is as follows:

		Amount insured
Item	Type of coverage	June 30, 2020	December 31, 2019
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	5,511,760	2,322,801
Vehicles	Fire, theft and collision for 818 vehicles (936 in 2018)	259,004	212,027
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	1,582,000	1,582,000
Transport	Damages to products in transit	97,086	32,309
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	1,392,756	532,510
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

33.	ADDITIONAL STATEMENTS OF CASH FLOWS

The following table presents additional information on transactions related to the cash flow statement:

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Non-cash items
Hedge accounting, net of tax effects	(11,768)	47,701	153,114	105,997
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	1,700	(12,163)	46,778	31,638
Consideration per acquisition of the subsidiary	—	—	13,366	—

34.	SUBSEQUENT EVENTS

Entity acquisition

On June 30, 2020, The Body Shop International Limited signed an agreement to purchase the entity Aeon Forest Co., Ltd for the amount of R$133,275 (¥2,623,000). Until the date of this financial statement issuance, The Body Shop have not acquired control over the purchased entity.

Resource remittance to subsidiary

On July 2, 2020, the Company remitted to its subsidiary Natura &Co International S.à r.l. the amount of R$252,334 (US$47,000), aligned with the purpose of the subsidiary, which is raise and borrow funds by the Company to other consolidated companies (Note 2.3).

F-44

35.	APPROVAL OF FINANCIAL STATEMENTS

The Company’s unaudited interim condensed consolidated financial statements were approved by the Board of Directors and authorized for issue at the meeting held on September 30 2020.

F-45

Item 4

Audited consolidated financial statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 and the related notes thereto of Natura &Co Holding S.A.

NATURA &CO HOLDING S.A.

Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019 and

Independent Registered Public Accounting Firm Report

KPMG Auditores Independentes

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Natura &Co Holding S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Natura &Co Holding S.A. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3.28 to the consolidated financial statements, the Company has changed its method of accounting for lease arrangements as of January 1, 2019 due to the adoption of IFRS 16 “Leases”.

Restatement of the consolidated financial statements – reportable segments

As discussed in Note 2, these consolidated financial statements are being restated to reflect the changes to the Company’s reportable segments.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2017.

/s/ KPMG Auditores Independentes

São Paulo, SP

May 6, 2020, except as to Note 2 which is as of September 30, 2020.

NATURA & CO HOLDING S.A.

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2019 AND DECEMBER 31, 2018

(All amounts expressed in thousands of Brazilian reais - R$)

	Notes	2019	2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6	4,513,582	1,215,048
Short-term investments	7	1,025,845	1,215,377
Trade receivables	8	1,685,764	1,691,581
Inventories	9	1,430,550	1,364,672
Recoverable taxes	10	395,640	379,253
Income tax and social contribution		113,478	326,803
Other current assets	13	265,198	263,025

		9,430,057	6,455,759

NON-CURRENT ASSETS
Recoverable taxes	10	409,214	368,640
Income tax and social contribution		334,671	—
Deferred income tax and social contribution	11.a)	374,448	398,400
Judicial deposits	12	337,255	333,577
Derivative financial instruments	4.2	737,378	584,308
Short-term investments	7	7,402	—
Other non-current assets	13	83,836	51,606
Property, plant and equipment	14	1,773,889	2,236,714
Intangible assets	15	5,076,501	4,950,545
Right of use	16	2,619,861	—

		11,754,455	8,923,790

TOTAL ASSETS		21,184,512	15,379,549

	Notes	2019	2018
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Borrowings, financing and debentures	17	3,354,355	1,113,095
Lease	16	542,088	68,764
Trade payables and reverse factoring	18	1,829,756	1,736,791
Trade payables - related parties	30.1	—	—
Payroll, profit sharing and social security charges		560,376	574,381
Tax liabilities	19	320,890	310,093
Income tax and social contribution		388,238	183,030
Dividends and interest on equity payable	22.b)	95,873	152,979
Derivative financial instruments	4.2	11,806	69,189
Provision for tax, civil and labor risks	20	18,650	20,389
Other current liabilities	21	396,391	338,170

		7,518,423	4,566,881

NON-CURRENT LIABILITIES
Borrowings, financing and debentures	17	7,432,019	6,881,050
Lease	16	1,975,477	377,471
Tax liabilities	19	122,569	165,326
Deferred income tax and social security contribution	11.a)	450,561	431,534
Provision for tax, civil and labor risks	20	201,416	241,418
Other non-current liabilities	21	121,702	141,767

		10,303,744	8,238,566

Total liabilities		17,822,167	12,805,447

SHAREHOLDERS’ EQUITY
Capital stock		1,485,436	427,073
Treasury shares	22.c)	—	(19,408)
Capital reserves		999,931	329,330
Retained earnings	22.e)	154,039	1,437,015
Proposed additional dividend		—	—
Losses on capital transaction		(92,066)	(92,066)
Other comprehensive income		815,005	492,158

Total shareholders’ equity		3,362,345	2,574,102

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		21,184,512	15,379,549

*	The notes are an integral part of the consolidated financial statements

NATURA & CO HOLDING S.A.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(All amounts expressed in thousands of Brazilian reais - R$, except for earnings per share in the period)

	Notes	2019	2018	2017
Net revenue	25	14,444,690	13,397,419	9,852,708
Cost of sales	26	(4,033,454)	(3,782,843)	(2,911,077)

GROSS PROFIT		10,411,236	9,614,576	6,941,631
OPERATING (EXPENSES) INCOME
Selling, Marketing and Logistics expenses	26	(6,395,586)	(5,828,713)	(3,965,019)
Administrative, research and development, technology and other project expenses	26	(2,405,576)	(2,251,341)	(1,535,945)
Impairment losses on trade receivables		(209,515)	(237,884)	(233,714)
Other operating income (expenses), net	29	(49,311)	(39,945)	151,688

OPERATING INCOME BEFORE FINANCIAL RESULT		1,351,248	1,256,693	1,358,641

Financial income	28	1,955,784	2,056,421	604,392
Financial expenses	28	(2,795,874)	(2,639,709)	(991,841)
Taxes on Company formation		(206,592)	—	—

NET INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		304,566	673,405	971,192
Income tax and social contribution	11.b)	(149,099)	(125,026)	(300,941)

NET INCOME FOR THE YEAR		155,467	548,379	670,251

EARNINGS PER SHARE -R$
Basic	29.1	0.1796	0.6335	0.7743

Diluted	29.2	0.1779	0.6324	0.7731

*	The notes are an integral part of the consolidated financial statements

NATURA & CO HOLDING S.A.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(All amounts expressed in thousands of Brazilian reais - R$)

	Note	2019	2018	2017
NET INCOME FOR THE YEAR		155,467	548,379	670,251
Other comprehensive income:
Itens that may be reclassified subsequently to the statement of income
Currency translation differences	14	244,100	483,212	221,287
Effect of translation of subsidiary in hyperinflationary economy	14	17,666	(19,074)	—
Gain (loss) from cash flow hedge operations	4.2	107,337	(45,202)	13,450
Tax effects on gain (loss) from cash flow hedge operations		(36,768)	15,384	(4,278)

Net other comprehensive income (loss) that may be reclassified subsequently to the statement of income		332,335	434,320	230,459

Itens that will not be reclassified to the statement of income
Remeasurement loss on defined benefit plans	22	(14,374)	(7,030)	(36,379)
Tax effects on actuarial gain (loss)	22	4,887	11,532	—

Net other comprehensive income (loss) that will not be reclassified to the statement of income		(9,487)	4,502	(36,379)

Total other comprehensive income for the year		478,315	987,201	864,331

*	The notes are an integral part of the consolidated financial statements

NATURA & CO HOLDING S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(All amounts expressed in thousands of Brazilian reais - R$)

				Capital reserves				Other reserves				Other Comprehensive Income
	Note	Capital stock	Treasury shares	Surplus on issue/ sale of shares	Special reserve	Tax incentive reserve	Additional paid-in capital	Legal	Tax incentives	Retained earnings	Appropria- tion of earnings	Currency translation differences	Effect of translation of subsidiary in hyper- inflationary economy	Cash flow hedge operation	Remeasurement gain (loss) on defined benefit plans	Dividends	Reserve for the acquisition of non-controlling interests	Transaction with shareholders	Total shareholders’ equity
BALANCE AS OF DECEMBER 31, 2016		427,073	(37,149)	77,923	—	17,378	47,485	18,650	20,957	627,208	—	(123,908)	—	(1,548)	(15,288)	29,670	—	(92,066)	996,385

Profit the year											670,251								670,251
Other compreensive income		—	—	—	—	—	—	—	—	—	—	221,287	—	9,172	(36,379)	—	—	—	194,080

Changes in stock option plans and restricted shares:																			—
Provision for stock option plans and restricted shares							19,136												19,136
Exercise of stock option plans and restricted shares			4,605	(2,335)			(3,866)												(1,596)
2016 Dividends subsequently approved at the annual shareholders meeting																(29,670)			(29,670)
Mandatory minimum dividends											(128,741)								(128,741)
Mandatory minimum interest on capital stock											(85,099)								(85,099)
Retained earnings reserve		—	—	—	—	—	—	—	—	456,411	(456,411)	—	—	—	—	—	—	—	—

BALANCE AS OF DECEMBER 31, 2017		427,073	(32,544)	75,588	—	17,378	62,755	18,650	20,957	1,083,619	—	97,379	—	7,624	(51,667)	—	—	(92,066)	1,634,746

Net income for the year		—	—	—	—	—	—	—	—	—	548,379				—	—		—	548,379
Other comprehensive income		—	—	—	—	—	—	—	—	—	—	483,212	(19,074)	(29,818)	4,502	—		—	438,822
Changes in stock option plans and restricted shares:																			—
Provision for stock option plans and restricted shares	27.1	—	—	—	—	—	52,543	—	—	—	—				—	—		—	52,543
Exercise of stock option plans and restricted shares		—	13,136	(3,372)	—	—	(8,697)	—	—	—	—				—	—		—	1,067
Changes in tax incentive reserves		—	—	—	—	(17,378)	—	—	17,378	—	—				—	—		—	—
Mandatory minimum dividends	23.b)	—	—	—	—	—	—	—	—	—	(56,661)				—	—		—	(56,661)
Mandatory minimum interest on capital stock	23.b)	—	—	—	—	—	—	—	—	—	(111,449)				—	—		—	(111,449)
Retained earnings reserve	23.b)	—	—	—	—	—	—	—	—	336,532	(336,532)				—	—		—	—
Tax incentive reserve	23.b)	—	—	—	—	—	—	—	43,737	—	(43,737)				—	—		—	—
Adjustment effect of hyperinflationary economy		—	—	—	—	—	150,513	—	—	(83,858)	—	—	—	—	—	—	—	—	66,655

BALANCE AS OF DECEMBER 31, 2018		427,073	(19,408)	72,216	—	—	257,114	18,650	82,072	1,336,293	—	580,591	(19,074)	(22,194)	(47,165)	—	—	(92,066)	2,574,102

Net income for the year		—	—	—	—	—	—	—	—	—	392,391				—	—		—	392,391
Other comprehensive income		—	—	—	—	—	—	—	—	—	—	244,100	17,666	70,569	(9,487)	—	—	—	322,848

Capital increase	23.a)	52,673	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	52,673
Changes in stock option plans and restricted shares:
Provision for stock option plans and restricted shares	27.1	—	—	—	—	—	104,078	—	—	—	—				—	—		—	104,078
Exercise of stock option plans and restricted shares		—	15,615	16,156	—	—	(34,333)	—	—	—	—				—	—		—	(2,562)
Cancellation of shares - RCA 16.12.19 - Protocol and convention of incorporation		—	3,793	(3,793)	—	—	—	—	—	—	—	—	—	—	—	—		—	—
Mandatory minimum interest on capital stock	23.b)	—	—	—	—	—	—	—	—	—	(110,671)				—	—		—	(110,671)
Retained earnings reserve	23.b)	—	—	—	—	—	—	—	—	206,268	(206,268)				—	—		—	—
Tax incentive reserve	23.b)	—	—	—	—	—	—	—	75,452	—	(75,452)				—	—		—	—
Adjustment effect of hyperinflationary economy		—	—	—	—	—	61,870	—	—	(2,052)	—				—	—		—	59,818
AGE 17.09.2019 - Capitalization of part of the balance of the Profit Reserve account		1,242,165	—	—	—	—	—	—	—	(1,242,165)	—	—	—	—	—	—	—	—	—

BALANCES AT DECEMBER 31, 2019 NATURA COSMÉTICOS S.A.		1,721,911	—	84,579	—	—	388,729	18,650	157,524	298,344	—	824,691	(1,408)	48,375	(56,652)	—	—	(92,066)	3,392,677

Predecessor adjustments (Note 1)		(236,475)	—	708,760	206,592	—	(388,729)	(18,650)	(157,524)	(299,772)	155,467	—	—	—	—	—		—	(30,331)
BALANCES AT DECEMBER 31, 2019 NATURA HOLDING S.A.		1,485,436	—	793,339	206,592	—	—	—	—	(1,428)	155,467	824,691	(1,408)	48,375	(56,652)	—	—	(92,066)	3,362,345

*	The notes are an integral part of the consolidated financial statements

NATURA & CO HOLDING S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(All amounts expressed in thousands of Brazilian reais - R$)

	Notes	2019	2018 F4	2017 F4
CASH FLOW FROM OPERATING ACTIVITIES
Net income for the year		155,467	548,379	670,251
Adjustments to reconcile net income to net cash flow:
Depreciation and amortization	16 e 17	1,117,416	589,911	383,352
Interest on investments and securities	26	(78,414)	(129,296)	(164,442)
Provision (reversal of provision) arising from swap and forward derivative contracts		(38,703)	(543,398)	156,130
Provision (reversal of provision) for tax, civil and labor risks	21	(24,509)	40,193	124,790
Inflation adjustment on escrow deposits		(13,352)	(13,780)	(19,307)
Inflation adjustment of contingencies		9,758	4,346	12,655
Income tax and social contribution	11.b)	149,099	125,026	300,941
Taxes on Company formation		206,592	—	—
Result from sale and write-off of property, plan and equipment and intangible assets	15	34,518	24,573	40,624
Interest and exchange variation on finance leases	16	127,398	52,011	47,080
Interest and exchange rate variation on borrowings and financing	17	582,519	1,187,869	333,058
Restatement and exchange rate variation on other assets and liabilities		5,764	(3,535)	20,881
Provision (reversal of provision) for losses from property, plant and equipment and intangible assets	15	3,541	—	19,136
Provision (reversal of provision) for stock option plans and restricted shares		59,232	40,505
Effective losses and provision for losses with trade receivables, net of reversals	8	209,505	237,884	233,714
Provision (reversal of provision) for inventory losses, net	9	147,140	22,743	30,558
Provision (reversal of provision) for post-employment health care plan and carbon credit	22 e 22.a)	19,969	(34,914)	16,606
Effect from hyperinflationary economy		51,659	45,198	—
Other provisions (reversals)		(134,212)	(26,145)	(320,067)

		2,590,386	2,167,570	1,885,960

DECREASE (INCREASE) IN ASSETS
Trade receivables		(212,812)	(415,459)	(496,942)
Inventories		(194,698)	(112,331)	47,962
Recoverable taxes		(6,369)	84,982	(172,136)
Other assets		(56,440)	(67,864)	11,140
INCREASE (DECREASE) IN LIABILITIES
Domestic and foreign trade payables		117,080	158,978	436,996
Payroll, profit sharing and social charges, net		(15,855)	215,412	73,247
Tax liabilities		91,520	(170,098)	(425,292)
Other liabilities		21,204	(52,247)	112,600
Income tax and social contribution paid		(321,262)	(269,966)	(88,209)
Accruals (payments) of judicial deposits		9,674	(364)	2,948
Tax, civil and labor lawsuits paid	21	(27,179)	(36,464)	(17,553)
Settlement of derivative financial instruments		(66,420)	(30,967)	(127,509)
Payment of interest on leases	16	(134,579)	(22,691)	(20,952)
Payment of interest on borrowings, financing and debentures	17	(493,895)	(604,224)	(231,522)

NET CASH PROVIDED BY OPERATING ACTIVITIES		1,300,356	844,267	990,738

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition The Body Shop PLC, net cash obtained		—	—	(3,880,858)
Acquisition of property, plant and equipment and intangible assets	15	(586,395)	(485,016)	(364,372)
Proceeds from sale of property, plant and equipment and intangible assets		22,682	6,641	8,244
Investment in securities		(7,161,530)	(8,483,684)	(7,411,261)
Redemption of securities		7,345,389	9,187,748	6,350,630
Redemption of interest on investments and securities		65,504	163,407	455,226

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		(314,350)	389,096	(4,842,391)

CASH FLOW FROM FINANCING ACTIVITIES
Payments of lease - principal	16	(497,905)	(46,241)	(45,914)
Payments of loans, financing and debentures – principal	17	(2,643,575)	(6,552,249)	(1,679,371)
New loans, financing and debentures	17	5,346,145	5,015,278	6,391,049
Use of treasury shares to setle exercised stock option		(2,562)	1,067	4,605
Payment of dividends and interest on capital for the previous year	23.b)	(152,938)	(201,652)	(109,409)
Receipts (payments) to settle derivative operations		3,992	32,401	(107,536)
Receipt by exercised stock options	27.1	52,673	—	—
Capital increase	27.1	206,592	—	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		2,312,422	(1,751,396)	4,453,423

Effect of exchange variation on cash and cash equivalents		106	39,950	(110)
Net (decrease) increase in cash and cash equivalents		3,298,534	(478,083)	601,660
Cash and cash equivalents at the beginning of the year		1,215,048	1,693,131	1,091,470

Cash and cash equivalents at the end of the year		4,513,688	1,215,048	1,693,131

*	The notes are an integral part of the consolidated financial statements

CONTENTS

1.	GENERAL INFORMATION
2.	MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICES
4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
5.	FINANCIAL RISK MANAGEMENT
6.	CASH AND CASH EQUIVALENT
7.	SHORT-TERM INVESTMENTS
8.	TRADE RECEIVABLES
9.	INVENTORIES
10.	RECOVERABLE TAXES
11.	INCOME TAX AND SOCIAL CONTRIBUTION
12.	JUDICIAL DEPOSITS
13.	OTHER CURRENT AND NON-CURRENT ASSETS
14.	PROPERTY, PLANT AND EQUIPMENT
15.	INTANGIBLES
16.	RIGHT OF USE AND LEASE
17.	BORROWINGS, FINANCING AND DEBENTURES
18.	TRADE PAYABLES AND REVERSE FACTORING OPERATIONS
19.	TAX LIABILITIES
20.	PROVISION FOR TAX, CIVIL AND LABOR RISKS
21.	OTHER LIABILITIES
22.	SHAREHOLDER’S EQUITY
23.	SEGMENT INFORMATION
24.	NET REVENUE
25.	OPERATING EXPENSES AND COST OF SALES
26.	EMPLOYEE BENEFITS
27.	FINANCIAL INCOME (EXPENSES)
28.	OTHER OPERATING INCOME (EXPENSES), NET
29.	EARNINGS PER SHARE
30.	RELATED-PARTY TRANSACTIONS
31.	COMMITMENTS
32.	INSURANCE
33.	ADDITIONAL STATEMENTS OF CASH FLOWS
34.	SUBSEQUENT EVENTS
35.	APPROVAL OF FINANCIAL STATEMENTS

NATURA &CO HOLDING S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.	GENERAL INFORMATION

Natura &CO Holding S.A. (“Natura &Co”), previously Natura Holding S.A., was incorporated on January 21, 2019 under the laws of Brazil. The Company is engaged in holding investments in other entities, as partner or shareholder, in Brazil or abroad, engaged in the cosmetics, fragrances and personal hygiene business, through the development of manufacturing, distribution and sales related products. Natura &Co and its subsidiaries is referred to as the “Company”.

The Company’s main brand is “Natura”, followed by the English brand “The Body Shop”, the Australian brand “Aesop”, and starting January 2020 the “Avon” brand (see Note 34). In addition to using the retail market, e-commerce, B2B and franchises as product sales channels, its subsidiaries are engaged in the direct sales channel, through consultants that act as sales representatives of the Natura, The Body Shop and Avon brands.

Natura &Co is a publicly-traded corporation, domiciled in São Paulo, registered in the special trading segment called “Novo Mercado” in the B3 S.A. – Brasil, Bolsa, Balcão (B3), under the ticker “NTCO3.”

In order to effect the acquisition Avon Products, Inc. (“Avon”), which was completed in January 2020 (see Note 34), the Natura &Co became the controlling shareholder of Natura Cosméticos S.A. (“Natura”) in December 2019, as a result of a corporate restructuring process that started in May 2019. On January 6, 2020, the Natura &Co started to trade its shares on the New York Stock Exchange (“NYSE”), under the ticker “NTCO”.

As further describe in Note 34, in January 2020, the merger transaction with Avon was completed and Avon became a wholly owned subsidiary of Natura &Co. The Company’s current organizational structure is as follows:

a) Corporate restructuring to acquire control of Avon

On May 22, 2019, the Company announced its intention to merge with Avon, a public company in the United States of America, and signed a share swap agreement (the “Transaction”), with the purpose of creating the world’s fourth largest exclusive beauty group by uniting companies strongly committed to have a positive social impact.

Prior to the completion of the Transaction a corporate restructuring that involved a series of statutory steps (the “Corporate Restructuring”) took place which are escribed below:

Step 1 – Contribution from Founders

On November 13, 2019, the controlling shareholders and founders of Natura (the “Founders”), contributed to the Company the shares of Natura they owned corresponding to approximately 57.3% of Natura’s share capital at an amount of R$1,145,994, of which R$495,393 was recorded as share capital and R$650,601 as paid in capital.

In addition, the Founders made a cash contribution of R$206,592 for the purpose of paying corporate income taxes which payment was trigged by the contribution described above.

Step 2 – Natura’s shares exchange its minority shareholders

On November 13, 2019, an extraordinary shareholders meeting of Natura approved the exchange of all Natura’s remaining shares not held by the Founders to be exchanged for Company’s shares. As a result, Natura became a wholly owned subsidiary of Natura &Co. The exchange was completed on December 17, 2019, for an amount of R$1,101,013, of which R$370,266 was recorded as share capital and R$730,747 as paid in capital. In addition, Natura’s shares ceased to be traded in the Brazilian stock exchange.

2.	MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board” (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).These financial statements have been revised in order to give retroactive effect to the presentation of segment information (note 23) for all prior periods reported, as required by the Securities and Exchange Commission (SEC). The presentation of segment information is the only change to the consolidated financial statements.

The Company’s consolidated financial statements are expressed in thousands of Brazilian reais (“R$”), and the amounts expressed in other currencies, whenever necessary, are also disclosed in thousands. The items disclosed in other currencies are duly identified, whenever applicable.

Management confirms that all relevant information in the financial statements, and only them, are being disclosed, and they correspond to those used in the development of its business management activities.

a) Basis of presentation of Company’s consolidated financial statements – Predecessor basis

The Company became Natura’s holding company through the Corporate Restructuring described above. The transaction was recorded at book value since it was a transaction under common control.

Under IFRS there is no specific guidance applicable to business combinations of entities under common control, as IFRS 3, Business Combinations, excludes from its scope business combinations between such entities.

Due to the lack of specific guidance the Company has stablished an accounting policy as required by IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. In doing so, the Company considered guidance of other standards-setting bodies that use a similar conceptual framework to develop accounting standards as well as the accounting practices of entities subject to those standards such as the United States of America and the United Kingdom.

As a result, the Company accounted for the Corporate Restructuring using the predecessor method of accounting, and the consolidated financial statements are presented “as if” Natura is the predecessor of the Company. Under the predecessor method, the historical operations of Natura are deemed to be those of the Company. Thus, these consolidated financial statements reflect:

(i)	the historical operating results and financial position of Natura prior to the Corporate Restructuring;

(ii)	the consolidated results of the Natura &Co and Natura following the Corporate Restructuring;

(iii)	the assets and liabilities of Natura at their historical cost; and

(iv)

Natura &Co’s earnings per share for all periods presented. The number of ordinary shares issued by Natura &Co, as a result of the Corporate Structuring is reflected retroactively to January 1, 2017, for purposes of calculating earnings per share in all prior periods presented;

b) Reconciliation of the Company and Natura’s shareholders’ equity as of December 31, 2019

	Company	Natura	Predecessor adjustments
Capital stock (a)	1,485,435	1,721,911	(236,476)
Surplus on issue/sale of shares (b)	793,339	84,579	708,760
Special reserve (a)	206,592	—	206,592
Additional paid-in capital (b)	—	388,729	(388,729)
Profit reserves - Legal (b)	—	18,650	(18,650)
Profit reserves – Tax incentives (b)	—	157,524	(157,524)
Profit reserve - retention (c)	(1,428)	298,344	(299,772)
Accumulated losses (c)	155,467	—	155,467

(a)

The acts for the Company formation acts resulted in a Share Capital of R$ 1,485,435 and a statutory reserve, called special reserve, of R$ 206,592. Considering that capital contributed by the controlling shareholders was measured based on the Natura’s equity on November 13, 2019, and later, by the other shareholders, on December 17, 2019, the mathematical calculation showed a difference of R$ 236,476 to adjust the Capital in December 31, 2019, reflected in the corresponding large social groups on December 31, 2019.

(b)

The balance of other comprehensive income reflects Natura figures, since there are recyclable items for the statement of income in the future, when applicable. The remaining Additional Paid-in Capital reserve, Legal Profit reserve and Tax Incentives are not applicable in the Company, so they were adjusted and added to the initial capital contribution balance. The adjustment of R$ 708,760 recorded in the “Surplus on issue/sale of shares” corresponds to the mathematical calculation to reflect this movement.

(c)	Accumulated losses – represents the Company results of operations during the year ended December 31, 2019.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

3.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, except when otherwise indicated. The summary of significant accounting policies used in the preparation of these consolidated financial statements is set out in this note. The preparation of the financial statements requires the use of estimates and assumptions which may affect the application of accounting policies and reported amounts of assets, liabilities, revenues and expenses. Although management periodically reviews these assumptions and judgments, the actual results could differ from these estimates. For further information on accounting estimates see Note 3.

The significant accounting polices applied in the preparation of the consolidated financial statements are described below. These policies have been consistently applied in the previous years, except for the items mentioned in Note 3.28 related to the application of IFRS 16 – Lease Operations and IFRIC 23 – Uncertainty over Income Tax Treatments.

3.2 Consolidation

a) Basis of consolidation

The consolidated financial statements include the financial information of the Company and the entities it controls (subsidiaries). Control is achieved when the Company: i) has power over the investee; ii) is exposed, or has rights, to variable returns from involvement with the investee; and iii) has the ability to use its power to affect its returns. Subsidiaries are consolidated from the date on which control is obtained until the date that such control no longer exists, by using accounting policies consistent with those adopted by Natura &Co. The Company holds interests only in subsidiaries.

The consolidation procedures involve combining assets, liabilities, income and expenses, according to their function and eliminating all intracompany balances and transactions, including unrealized profits arising from intracompany transactions.

Under the equity method of accounting, the share attributable to the Company of the profit or loss for the period of such investments is accounted for in the statement of income, in line item “Equity in subsidiaries”. All intragroup balances, revenues, expenses and unrealized gains and losses arising from intragroup transactions are completely eliminated. The other comprehensive income of subsidiaries is recorded directly in the Company’s shareholders’ equity, in line item “Other comprehensive income”.

Below is the list of Company’s subsidiaries on December 31, 2019,2018 and 2017:

	Interest in capital - %
	2019	2018	2017
Direct Interest:
Natura Cosméticos S.A.	100.00	—	—
Nectarine Merger Sub I, Inc. – United States	100.00	—	—
Via Nectarine Merger Sub I, Inc.
Nectarine Merger Sub II, Inc. – United States	100.00	—	—
Indirect Interest:
Indústria e Comércio de Cosméticos Natura Ltda. – Brazil	99.99	99.99	99.99
Natura Comercial Ltda. – Brazil	99.99	99.99	99.99
Natura Biosphera Franqueadora Ltda. – Brazil	99.99	99.99	99.99
Natura Cosméticos S.A. – Chile	99.99	99.99	99.99
Natura Cosméticos C.A. – Venezuela	99.99	99.99	99.99
Natura Cosméticos S.A. – Peru	99.99	99.99	99.99
Natura Cosméticos S.A. – Argentina	99.99	99.99	99.99
Natura Inovação e Tecnologia de Produtos Ltda - Brazil	—	—	99.99
Natura Cosméticos y Servicios de México, S.A. de C.V.	99.99	99.99	99.99
Natura Cosméticos de México, S.A. de C.V.	99.99	99.99	99.99
Natura Distribuidora de México, S.A. de C.V.	99.99	99.99	99.99
Natura Cosméticos Ltda. – Colombia	99.99	99.99	99.99
Natura Cosméticos España S.L. – Spain	100.00	100.00	100.00
Natura (Brasil) International B.V. – Netherlands	100.00	100.00	100.00
Natura Brazil Pty Ltd. – Australia	100.00	100.00	100.00
Natura Cosmetics Asia Pacific Pte. Ltd. - Singapore	100.00	—	—
Fundo de Investimento Essencial - Brazil	100.00	100.00	100.00
Via Indústria e Comércio de Cosméticos Natura Ltda.:
Natura Logística e Serviços Ltda. - Brazil	99.99	99.99	99.99
Via Natura (Brazil) International B.V. - Netherlands:
Natura Europa SAS – France	100.00	100.00	100.00
Natura Brasil Inc. - USA - Delaware	100.00	100.00	100.00
The Body Shop International Limited – United Kingdom	100.00	100.00	100.00
Via Brasil Inc. - USA - Delaware
Natura International Inc. - USA – New York	100.00	100.00	100.00
Via The Body Shop International Limited
G A Holdings (Guernsey) Limited - United Kingdom	100.00	100.00	100.00
G A Holdings (1979) Limited - United Kingdom	100.00	100.00	100.00
The Body Shop Worldwide Limited - United Kingdom	100.00	100.00	100.00
The Body Shop Global Travel Retail Limited - United Kingdom	100.00	100.00	100.00
The Millennium Luxembourg Sarl Administration Company Limited- United Kingdom	—	100.00	100.00
The Body Shop Queensile Limited - United Kingdom	—	—	100.00
The Body Shop Beteiligungs-Gmbh – Germany	100.00	100.00	100.00
The Body Shop Gmbh - Austria	100.00	100.00	100.00
The Body Shop Benelux B.V. – Netherlands	100.00	100.00	100.00
The Body Shop Service B.V. – Netherlands	100.00	100.00	100.00
The Body Shop Svenska Ab – Sweden	100.00	100.00	100.00
The Body Shop Luxembourg Sarl – Luxemburg	100.00	100.00	100.00
The Body Shop Monaco Sarl	100.00	100.00	100.00
The Body Shop Cosmetics Ireland Limited	100.00	—	—
The Body Shop S.A.U – Spain	100.00	100.00	100.00
The Body Shop Portugal, S.A.	100.00	100.00	100.00
The Body Shop (Singapore) Pte Limited - Singapore	100.00	100.00	100.00
The Body Shop International (Asia Pacific) Pte Limited	100.00	100.00	100.00
The Body Shop (Malaysia) Sdn.Bhd – Malaysia	100.00	100.00	100.00
The Body Shop Hong Kong Limited - Hong Kong	100.00	100.00	100.00
The Body Shop Australia Limited - Australia	100.00	100.00	100.00
Skin & Hair Care Preparations Inc	—	—	100.00
Buth-Na-Bodhaige Inc.	100.00	100.00	100.00
Bsi Usa Inc - USA	—	—	100.00
The Body Shop Canada Limited - Canada	100.00	100.00	99.99
The Body Shop Brasil Indústria E Comércio De Cosméticos Ltda.	99.99	99.99	99.99
The Body Shop Brasil Franquias Ltda. - Brazil	99.99	99.99	99.99
The Body Shop Chile – Chile	99.99	99.99	99.99
Via The Body Shop Worldwide Limited

The Body Shop (France) Sarl	100.00	100.00	100.00
B.S. Danmark A/S – Denmark	100.00	100.00	100.00
Via The Body Shop Beteiligungs GmbH - Germany
The Body Shop Germany GmbH	100.00	100.00	100.00
Via The Body Shop Benelux B.V. - Netherlands
The Body Shop Belgium B.V (Netherlands Return) – Netherlands	100.00	99.99	99.99
The Body Shop Belgium B.V (Belgium Branch) – Netherlands	—	99.99	99.99
Via The Body Shop Hong Kong Limited - Hong Kong
Mighty Ocean Company Limited - Hong Kong	100.00	100.00	100.00
Via Mighty Ocean Company Limited - Hong Kong
Hsb Hair, Skin And Bath Products Company Limited - Macau	100.00	100.00	100.00
Via Buth-Na-Bodhaige Inc.
Aramara S. De R.L. De C.V. – Mexico	100.00	100.00	100.00
Cimarrones S.A. De C.V. – Mexico	99.99	99.99	99.99
TBS Air I, LLC – USA	—	74.00	74.00
TBS Air II, LLC – USA	—	85.00	85.00
TBS Air III, LLC - USA	70.00	70.00	70.00
Via Natura Brazil Pty Ltd.:
Natura Cosmetics Australia Pty Ltd. - Australia	100.00	100.00	100.00
Via Natura Cosmetics Australia Pty Ltd. - Australia:
Emeis Holdings Pty Ltd – Australia	100.00	100.00	100.00
Via Emeis Holdings Pty Ltd – Australia
Emeis Cosmetics Pty Ltd – Australia	100.00	100.00	100.00
Emeis Trading Pty Ltd – Australia	100.00	100.00	100.00
Aesop Retail Pty Ltd – Australia	100.00	100.00	100.00
Aesop Japan Kabushiki Kaisha - Japan	100.00	100.00	100.00
Aesop Singapore Pte. Ltd. - Singapore	100.00	100.00	100.00
Aesop Hong Kong Limited - Hong Kong	100.00	100.00	100.00
Aesop USA, Inc. - USA	100.00	100.00	100.00
Aesop UK Limited - United Kingdom	100.00	100.00	100.00
Aesop New Zeland Limited - New Zeland	100.00	100.00	100.00
Aesop Brasil Comercio de Cosmeticos Ltda. - Brazil	99.99	99.99	99.99
Aesop Foundation Limited - Australia	100.00	100.00	100.00
Via Emeis Cosmetics Pty Ltd – Australia
Emeis Cosmetics Pty Ltd (Korea Branch)	100.00	100.00	100.00
Via Aesop Hong Kong Limited - Hong Kong
Aesop Macau Sociedade Unipessoal Limitada (Macau)	100.00	100.00	100.00
Via Aesop Singapore Pte. Ltd. - Singapore
Aesop Taiwan Cosmetics Company Limited - Taiwan	100.00	100.00	100.00
Aesop Malaysia Sdn. Bhd. - Malaysia	100.00	100.00	100.00
Aesop Korea Yuhan Hoesa – Korea	100.00	100.00	100.00
Via Aesop USA, Inc. – USA
Aesop Canada, Inc. – Canada	100.00	99.00	99.00
Via Aesop UK Limited - United Kingdom
Aesop Switzerland AG – Switzerland	100.00	100.00	99.99
Aesop Germany GmbH - Germany	100.00	100.00	99.99
Aesop Sweden AB - Sweden	100.00	100.00	99.99
Aesop Norway AS - Norway	100.00	100.00	99.99
Aesop Italy SARL - Italy	100.00	100.00	99.99
Aesop Denmark ApS - Denmark	100.00	100.00	99.99
Aesop Austria GmbH - Austria	100.00	100.00	—
Aesop Belgium - Belgium	100.00	100.00	—
and Aesop France SARL - France	100.00	100.00	99.99
Aesop Netherlands B.V (Netherlands)	100.00	—	—

The consolidated financial statements have been prepared based on the financial statements as of the same date and consistent with the Company’ accounting practices. Investments in subsidiaries arising from intercompany operations have been eliminated proportionately to the investor’s interests in the subsidiaries’ shareholders’ equity and net income or loss, intergroup balances and transactions and unrealized profits, net of taxes.

The operations of the direct and indirect subsidiaries are as follows:

•

Natura Cosméticos S.A.: it is a publicly-traded corporation, established under the laws of the Federative Republic of Brazil on June 6, 1993, for an indefinite term. Founded in 1969 in São Paulo, Brazil, it is one of the world’s ten largest direct selling companies. Under the Natura brand, most products are made of materials from natural sources, developed with ingredients extracted from Brazil’s biodiversity and mainly distributed through direct selling by independent Natura consultants. It also sells through e-commerce and an expanded own store chain, composed of 43 stores in Brazil and 9 stores abroad (in the USA, France, Argentina and Chile), 256 franchise stores, as well as presence in approximately 3,500 drugstores on June 30, 2019.

•

Indústria e Comércio de Cosméticos Natura Ltda.: engaged primarily in the production and sale of Natura products to Natura Cosméticos S.A. - Brazil, Natura Cosméticos S.A. - Chile, Natura Cosméticos S.A. - Peru, Natura Cosméticos S.A. - Argentina, Natura Cosméticos Ltda. - Colombia, Natura Europa SAS - France, and Natura Cosméticos de Mexico S.A. de C.V and Natura International Inc. - USA.

•	Natura Comercial Ltda.: engaged in the retail sale of cosmetics, fragrances in general and toiletries, through sales in the retail market.

•	Natura Biosphera Franqueadora Ltda. (previously Natura Cosmetics and Services Ltda.): engaged in trading, including by electronic means, of products from Natura brand.

•

Natura Cosméticos S.A. - Chile, Natura Cosméticos S.A. - Peru, Natura Cosméticos S.A. - Argentina, Natura Cosméticos Ltda. - Colombia and Natura Distribuidora de Mexico, S.A. de C.V.: their activities are an extension of the activities conducted by the parent company Natura Cosméticos S.A. - Brazil.

•	Natura Cosmetics Asia Pacific Pte. Ltd – Singapore: company established in 2019, not operational yet.

•	Natura Cosméticos CA. - Venezuela: the company is in the process of closing and there are no material investments, transactions or balances in its accounting records.

•

Natura Inovação e Tecnologia de Produtos Ltda.: engaged in product and technology development and market research. Merged with the Company and lawfully terminated on November 1, 2018, with its operations, rights and obligations taken over by the Company.

•

Natura Cosméticos y Servicios de Mexico, S.A. de C.V.: engaged in the provision of administrative and logistics services to companies Natura Cosméticos de Mexico, S.A. de C.V. e Natura Distribuidora de Mexico, S.A. de C.V.

•	Natura Cosméticos de Mexico, S.A. de C.V.: engaged in the import and sale of cosmetics, fragrances in general, and hygiene products to Natura Distribuidora de Mexico, S.A. de C.V.

•	Natura Cosméticos España S.L.: activities are suspended. In case activity is resumed, it will carry out the same activities as the Company.

•	Natura (Brazil) International B.V - Netherlands: holding of Natura Europe SAS – France, Natura Brazil Inc., Natura International Inc. and The Body Shop International Limited.

•	Natura Logística e Serviços Ltda.: engaged in picking, packing and mailing services, logistics consulting, human resources management and human resources training.

•	Natura Brasil Inc.: holding company of Natura International Inc.

•	Natura International Inc - USA: engaged in capturing trends in design, fashion and technology, transforming them into ideas, concepts and prototypes.

•	Natura Europa SAS - France: engaged primarily in the purchase, sale, import, export and distribution of cosmetics, fragrances, and toiletries

•	Natura Brazil Pty Ltd – holding of Natura Cosmetics Australia Pty Ltd operations.

•	Natura Cosmetics Australia Pty Ltd – holding of Emeis Holdings Pty Ltd.

•

Emeis Holdings Pty Ltda and its subsidiaries: engaged primarily in the manufacture and marketing of premium cosmetics, operating under the brand “Aesop,” with products sold in retail stores and own stores. During 2019, the subsidiary “Aesop Netherlands B.V (Netherlands)” was incorporated.

•

The Body Shop International Limited and its subsidiaries: engaged primarily in the development, distribution and sale of cosmetics under the brand “The Body Shop,” with products sold through a chain of own stores, e-commerce, direct selling and franchises. During 2019, the subsidiary “The Body Shop Cosmetics Ireland Limited” was incorporated. In the same period, the following subsidiaries were closed: The Millennium Luxembourg Sarl Administration Company Limited-United Kingdom; The Body Shop Belgium B.V (Belgium Branch) – Netherlands; TBS Air I, LLC – USA; TBS Air II, LLC – USA.

•	Fundo de Investimento Essencial: refers to the private-credit fixed-income funds.

b) Business combinations

Business combinations with unrelated third parties are accounted for by applying the acquisition method when control is transferred to the Company. The consideration transferred is in general measured at fair value, as well as the identifiable net assets acquired. Any goodwill arising from the transaction is tested annually for impairment. Goodwill is measured as the excess of the aggregate amount of: (i) the consideration transferred; (ii) the amount of any non-controlling interest in the acquiree; and (iii) in a business combination achieved in stages, the fair value of the acquirer’s previously held equity interest in the acquiree at the acquisition-date; over the net of the amounts of the identifiable assets acquired and the liabilities assumed. When this aggregate amount is lower than the net of the amounts of the identifiable assets acquired and the liabilities assumed, a gain on a bargain purchase is recognized in the statement of income. Gains from a bargain purchase are recognized immediately in the statement of income. Acquisition-related costs are recorded in the statement of income. Gains from a bargain purchase are recognized immediately in profit or loss. Acquisition-related costs are recorded in profit or loss as incurred, except for costs related to the issue of debt or equity instruments.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in the statement of income for the year.

In a business combination involving entities or business under common control, in which all of the combining entities or business are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory, the Company applies the predecessor accounting method (Note 2a).

c) Ownership interest of non-controlling shareholders

The Company opted to measure any ownership interest of non-controlling shareholders initially by the proportionate interest held in the identifiable net assets of the acquired entity on the acquisition date.

Changes in the Company’s interest in a subsidiary that do not result in loss of control are recorded as “transactions with shareholders” in the statement of changes in shareholders’ equity.

3.3	Foreign currency translation

Functional currency

Items included in the financial statements of the Company and each of its subsidiaries included in the consolidated financial statements are measured using the currency of the main economic environment in which the companies operate (“functional currency”).

3.3.1 Transactions and balances using currency that differ from the functional currency

Foreign-denominated transactions are remeasured into the Company’ functional currency – Brazilian reais (R$)—at the exchange rates prevailing on the dates of the transactions. Balance sheet accounts are remeasured at the exchange rates prevailing at the end of the reporting period. Foreign exchange gains and losses arising on the settlement of such transactions and the remeasured of monetary assets and monetary liabilities denominated in foreign currency are recognized in profit or loss, in line items “Financial income” and “Financial expenses”.

The financial statements are presented in Brazilian reais (R$), which corresponds to the Company’s reporting currency.

In the preparation of the consolidated financial statements, the statements of income and of cash flows and all changes in assets and liabilities of foreign subsidiaries, whose functional currency is not Brazilian reais (R$), are translated into Brazilian real at the average monthly exchange rate nearest to the effective exchange rate on the date of the corresponding transactions. The balance sheet is translated into Brazilian real at the exchange rates at the reporting date. This translation calculation is different for Natura Cosméticos S.A. – Argentina, which became a hyperinflationary economy as of July 1, 2018 (Note 3.2.1.a) in which the balance sheet is translated into Brazilian real at the exchange rates at the date of the year reporting period.

The effects from variations in the exchange rate arising from these translations are stated under “Other comprehensive income” in the statements of comprehensive income and in shareholders’ equity.

a) Hyperinflationary economy

Starting from July 2018, Argentina has been considered a hyperinflationary economy. As per IAS 29 – Financial Reporting in Hyperinflationary Economies, the non-monetary assets and liabilities, equity items and the statement of income of the subsidiary Natura Cosmetics S.A. – Argentina (“Natura Argentina”), whose functional currency is the Argentinean peso, are being adjusted so that the figures are reported in the monetary measurement unit at the end of the reporting period. This unit considers the effects measured by the Consumer Price Index (“IPC”) in Argentina starting January 1, 2017 and Argentina’s Domestic Retail Price Index (“IPIM”) up to December 31, 2016. Consequently, as required by IAS 29, the operating results of the subsidiary Natura Argentina must be disclosed as highly inflationary starting from July 1, 2018 (start of the period in which a hyperinflationary scenario was identified).

Non-monetary assets and liabilities booked at historical cost and equity items of Natura Argentina were adjusted for inflation based on the aforementioned indices. The effects of hyperinflation resulting from changes in the overall purchasing power (i) were presented in equity up to December 31, 2017; and (ii) are presented in the statement of income starting January 1, 2018. The statement of income is adjusted at the end of each reporting period based on the variation in the CPI. The net effect of inflation adjustment in 2019 on (i) non-monetary assets and liabilities; (ii) items in the statement of changes in shareholders’ equity; and (iii) statement of income was presented in a specific account for hyperinflation in the financial result (see note 27).

The following procedures were performed to translate the balances to the reporting currency:

•	the amounts related to assets, liabilities and equity items were translated at the exchange rate on the reporting date (0.06732 Argentinean peso for each Brazilian real in December 2019); and

•

revenues and expenses in the period were translated at the exchange rate on the reporting date (0.06732 Argentinean peso for each Brazilian real in December 2019), instead of the average exchange rate of the period, which is used to translate currencies in non-hyperinflationary economies;

•

the statement of income for 2017 and the first and second quarters of 2018 and the respective balance sheets of Natura Argentina were not restated. When translating to a currency of a non-hyperinflationary economy, comparison amounts must be those that would have been presented as amounts for the current year in the financial statements of the previous year (that is, not adjusted for subsequent changes in prices or exchange rates).

Cumulative inflation, as measured by the IPC index, for the fiscal year ended December 31, 2019 was 54.5% (47.99% at December 31, 2018).

In the fiscal year ended December 31, 2019, the application of IAS 29 resulted in: (i) a negative impact on the financial result of R$13,947 (R$25,066 at December 31, 2018); and (ii) a negative impact on net income for the year of R$68,940 (R$64,271 at December 31, 2018).

The translation of statement of income at the exchange rate on the reporting date, instead of average monthly exchange rate of the year, resulted in a positive impact on other comprehensive income for the fiscal year ended December 31, 2019 of R$17,666 (R$19,074 on December 31, 2018).

3.4	Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short term commitments, rather than for investment or other purposes. Cash and cash equivalents include cash, bank deposits and short-term investments that are redeemable within up to 90 days of the investment date. They are usually highly liquid or convertible to a known cash amount and subject to immaterial change in value and are recorded at cost plus income earned through the end of the reporting period and do not exceed their fair or realizable values. The instruments that are not eligible for the cash and cash equivalents classification, due to its liquidity, maturity or even its risk of changing in value, are classified as short-term investments.

3.5	Financial Instruments

The Company adopted IFRS 9 – Financial Instruments in replacement to IAS 39 – Financial Instruments: Recognition and Measurement on January 1, 2018. The changes made in the Company’s accounting policies are described below, as well as their impacts on the financial statements.

3.5.1 Accounting practice in effect until December 31, 2017:

a) Classification

Classification depends on the purpose for which the financial assets and financial liabilities were acquired or contracted and is determined on the initial recognition of the financial instruments.

•	Financial assets held by the Company are classified into the following categories:

Financial assets measured at fair value through profit or loss

A financial asset is classified as measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Transaction costs are recognized in the statement of income as incurred. These assets are measured at fair value and changes in fair value, including gains from interest and dividends, are recognized in the statement of income for the fiscal year.

This category includes derivative financial instruments, quotas of investment funds and securities. The balances of outstanding derivative instruments are measured at their fair values at the end of the reporting period and classified in current assets or current liabilities, and changes in fair value are recorded in “Financial income” or “Financial expenses”, respectively.

Loans and receivables

Includes non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are recorded in current assets, except for maturities greater than 12 months after the end of the reporting period, when applicable, which are classified as non-current assets. Subsequent to initial measurement, these financial assets are accounted for at amortized cost, using the effective interest method (effective interest rate), less impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and fees or costs incurred.

•	Financial liabilities held by the Company are classified into the following categories:

Financial liabilities at fair value through profit or loss

They are classified as fair value through profit or loss when the financial liability is either held for trading or it is designated at fair value through profit or loss.

Other financial liabilities

They are measured at amortized cost using the effective interest rate method. As of December 31, 2019, and 2018 other financial liabilities comprise borrowings, financing and debentures (note 17) and trade payables and reverse factoring operations.

b) Measurement

Regular purchases and sales of financial assets are recognized on the transaction date, i.e., on the date the Company agrees to buy or sell the asset.

Financial assets at fair value through profit or loss are initially recognized at their fair value and transaction costs are recognized in the statement of income. Gains or losses resulting from changes in the fair value of financial assets at fair value through profit or loss are recognized in the statement of income, in “Finance income” or “Finance costs”, respectively, for the period in which they occur.

Loans and receivables and financial assets held to maturity are measured at amortized cost. The methodology used involves calculating the amortized cost of a debt instrument and allocating its interest income over the corresponding period. The effective interest rate discounts estimated future cash receipts (including all costs that are an integral part of the effective interest rate, transaction costs and other premiums or deductions) over the estimated life of the instrument. Revenue is recognized based on effective interest for debt instruments not characterized as financial assets at fair value through profit or loss.

3.5.2 Accounting practice effective from January 1, 2018:

a) Classification of financial assets

IFRS 9 contains an approach to classify and measure financial assets with the three main classification categories: measured at amortized cost, at fair value through other comprehensive income (“FVOCI”) and at fair value through profit or loss (“FVPL”). The standard eliminates the following existing categories under IAS 39: held to maturity, held for trading, borrowings and receivables, and available for sale.

The classification of financial assets at initial recognition depends on the characteristics of the contractual cash flows of the financial asset and Company’s business model for the management of these financial assets. Except for trade receivables that do not contain a significant financing component or to which the Company has been applied the practical expedient, the Company initially measures a financial asset at its fair value plus transaction costs, in the case of financial asset not measured at fair value through profit or loss.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated for measurement at fair value through profit or loss:

•	It is held within a business model whose objective is to hold financial assets to receive contractual cash flows; and

•	its contractual terms generate, on specific dates, cash flows that are relative only to the payment of principal and interest on the outstanding principal amount.

A financial asset is measured at fair value through other comprehensive income if it meets the following condition and is not designated for measurement at fair value through profit or loss:

•	its contractual terms generate, on specific dates, cash flows that are not only the payment of principal and interest on the outstanding principal amount.

All financial assets not classified as measured at their amortized cost or at fair value through other comprehensive income are classified as at fair value through profit or loss.

Assessment of the business model

The Company evaluates the objective of the business model in which the financial asset is maintained in the portfolio, because it reflects the best way in which the business is managed, and information is provided to the Management. The information considered includes:

•

the policies and objectives determined for the portfolio and how these policies actually work. These include the issue of knowing whether Management strategy focuses on obtaining contractual interest income, maintaining a certain interest rate profile, the correspondence between the duration of financial assets and the duration of the corresponding liabilities or expected cash disbursements, or realizations of the cash flows through the sale of assets;

•	how the performance of the portfolio is assessed and reported to the Management of the Company;

•	the risks that affect the performance of the business model (and the financial asset maintained in that business model) and how those risks are managed;

•	how business managers are remunerated – for example, if the remuneration is based on the fair value of the assets managed or on the contractual cash flows obtained; and

•	the frequency, volume and time of sale of financial assets in previous years, the reasons for such sale and their expectations of future sales.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not deemed sales, consistent with the continuous recognition of the Company’s assets.

Financial assets held for trading or managed with performance assessed based on their fair value are measured at fair value through profit or loss.

Assessment of whether contractual cash flows are only payments of principal and interest

To assess contractual cash flows, the “principal” is defined as the fair value of the financial asset upon initial recognition. “Interest” is defined as consideration for the value of money in time and for the credit risk associated with the principal outstanding over a certain period of time and for other risks and basic costs of loans (for example, liquidity risk and administrative costs), as well as profit margin.

The Company considers the contractual terms of the instrument to assess whether the contractual cash flows are only payments of principal and interest. This includes an assessment of whether the financial asset contains a contractual term that could change the moment or amount of contractual cash flows in such a way that it would not meet this condition. When conducting such assessment, the Company takes into account:

•	contingent events that change the amount or timing of the cash flows;

•	terms that could adjust the contractual rate, including variable rates;

•	the prepayment and extension of terms; and

•	terms that limit the access of the Company to cash flows from specific assets (for example, based on the performance of an asset).

The purchases or sales of financial assets requiring the delivery of assets within certain period established by regulation or market convention (regular negotiations) are recognized on the negotiation date, that is, the date in which the Company commits to purchase or sell the asset.

i) Subsequent measurement

For the purposes of subsequent measurement, financial assets are classified into four categories:

•	Financial assets at amortized cost (debt instrument);

•	Financial assets at fair value through other comprehensive income with reclassification of accumulated gains and losses (debt instruments);

•	Financial assets at fair value through other comprehensive income, without reclassification of accumulated gains and losses upon their derecognition (equity instruments); and

•	Financial assets at fair value through profit or loss.

Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment loss. Gains or losses are recognized in profit or loss when the asset is written off, modified or presents impairment loss.

Financial assets at fair value through other comprehensive income (debt instruments)

For debt instruments at fair value through other comprehensive income, the interest revenue, exchange revaluation and losses or reversals of impairment loss are recognized in the statement of income and calculated at the same manner for financial assets measured at amortized cost. The remaining changes in fair value are recognized in other comprehensive income. Upon the derecognition, the accrued fair value change recognized in other comprehensive income is reclassified to profit or loss.

Financial assets at fair value through other comprehensive income (financial instruments)

Upon initial recognition, the Company may opt irrevocably to classify its equity instruments at fair value through other comprehensive income when they meet the definition of equity under IAS 32 – Financial instruments: Presentation and are not held for trading. The classification is determined by considering each instrument specifically. Gains and losses on these financial assets are never classified to profit or loss. Dividends are recognized with other revenues in the statement of income when the right to the payment is established, except when the Company benefits from these payments as recovery of part of the cost of the financial asset, if these gains are registered in other comprehensive income. Equity instruments at fair value through other comprehensive income are not subject to impairment test.

Financial assets at fair value through profit or loss.

Financial assets at fair value through profit or loss are presented in the statement of financial position through fair value, with net variations of fair value recognized in the statement of income. This category includes derivative instruments and listed equity investments, which the Company has not classified irrevocably at fair value through other comprehensive income. Dividends on listed equity investments are recognized as other revenue in the statement of income when the right to the payment is established.

ii) Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is presented in the balance sheet when there is a legally enforceable right to set off recognized amounts and the intent to either settle them on a net basis, or to recognize the asset and settle the liability simultaneously.

iii) Derecognition (write-off) of financial instruments

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when the rights to receive cash flows from the asset have expired; the Company transfers its rights or risk to receive cash flows of the asset or has assumed an obligation to pay the full amount of received cash flows, without significant delay to a third party under an on-lending agreement, and (i) the Company transfers substantially all risks and benefits of the asset, or (ii) the Company neither transferred nor retained substantially all risks and benefits of the asset, but transferred the control of asset.

When the Company transfer its rights to receive cash flows of an asset or execute an on-lending agreement, it evaluates if, and at which extent, it retained the risks and benefits of ownership. When the Company neither transfers or retains substantially all risks and benefits of the asset, nor transferred the control over the asset, the Company continues to recognize the asset transferred to the extent of its continued involvement. In this case, the Company also recognizes an associated liability. The asset transferred is measured at the lowest between: (i) the value of the asset; and (ii) the maximum amount of consideration received that the entity may be obliged to refund (guarantee amount).

The Company derecognizes a financial liability when its contractual obligation is withdrawn, canceled or expires.

3.5.3 Derivative instruments

Derivative instruments transactions contracted by the Group consist of swaps and non-deliverable forwards (NDF’s) intended exclusively to hedge against the foreign exchange risks related to balance sheet positions, acquisitions of inputs and property, plant and equipment, projected exports and projected foreign-denominated cash outflows for capital increases in foreign subsidiaries.

They are measured at fair value, and changes in fair value are recognized through profit or loss, except when they are designated as cash flow hedges, to which changes in fair value are recorded in “Other comprehensive income” within shareholders’ equity.

The fair value of derivative instruments is measured by the treasury departments of the Group based on information on each contracted transaction and related market inputs at the end of the reporting period, such as interest rates and exchange coupon.

Hedge accounting

After Management’s evaluation, the Company concluded that all existing hedge relationships are currently designated in effective hedge relationships and still qualify for hedge accounting under IFRS 9, because the new standard did not change the general principles of how an entity accounts for effective hedges.

When an entity applies IFRS 9 for the first time, it can determine whether its accounting policy will continue to apply the hedge accounting requirements of IAS 39 instead of the requirements of chapter 6 of IFRS 9.

Given the results of the analyses and the decision to not adopt IFRS 9 specifically for hedge accounting, the Company maintains its current accounting practices based on IAS 39, as mentioned in Note 3.4 above, being affected only by the new disclosure requirements starting January 1, 2018, as presented in Note 5.2.

Cash Flow hedge

Consists in providing hedge against variation in cash flows attributable to a specific risk related to a known asset or liability or a highly probable forecast transaction and that may affect profit or loss.

The effective portion of changes in fair value of derivative instruments that is designated and qualified as cash flow hedge is recognized in other comprehensive income and accumulated in “Gain (loss) from cash flow hedge operations” and “tax effect on gain (loss) from cash flow hedge operations.” In a “cash flow hedge”, the effective portion of gain or loss from the hedge instrument is recognized directly in equity in other comprehensive income, while the ineffective portion of hedge is immediately recognized in financial income (expenses).

For the years ended December 31, 2019 and 2018, the Company used derivative financial instruments, applying “cash flow hedge accounting” and, as disclosed in Note 5.2, for hedge against the risk of change in exchange rates related to loans in foreign currency and purchase and sale transactions in foreign currency and intercompany loan operations that: (i) are highly related to the changes in the market value of the hedged item, both at the beginning as well as during contract term (effectiveness between 80% and 125%); (ii) have documentation of the operation, hedged risk, risk management process and methodology used in assessing effectiveness; and (iii) are considered effective to reduce the risk related to the exposure to be hedged. It allows the application of the hedge accounting methodology, with effect from measurement of their fair value on shareholders’ equity and from their realization on profit or loss in the heading related to the hedged item.

Hedge accounting is discontinued when the Company terminates the hedge relationship, the hedge instrument matures or is sold, revoked or executed, or no longer qualifies to hedge accounting. Any gains or losses recognized in other comprehensive income and accumulated in shareholders’ equity as of a certain date remain in equity and are recognized when the forecast transaction is eventually recognized in profit or loss.

If a planned transaction results in the subsequent recognition of a non-financial asset or liability, the cumulative gain or loss in other comprehensive income is reclassified to profit or loss during the same year for which the non-financial asset acquired or non-financial liability assumed affects the profit or loss. For example, when the non-financial asset is depreciated or sold.

Conversely, if a planned transaction results in the subsequent recognition of a financial asset or liability, the cumulative gain or loss in other comprehensive income is reclassified to profit or loss during the same period for which the financial asset acquired or financial liability assumed affects the profit or loss. For example, when financial income or expense is recognized.

When the forecast transaction is no longer expected, cumulative gains or losses deferred in equity are immediately recognized in profit or loss.

The Company assesses, along with the hedge term, the effectiveness of its derivative financial instruments, as well as changes in their fair value.

For the years ended December 31, 2019 and 2018, there were no losses related to the ineffective portion recognized in profit or loss for the year.

The fair values of derivative financial instruments are disclosed in note 5.2.

In addition, it should be mentioned that, during the years ended December 31, 2019 and 2018, the Company did not enter into transactions related to hedge of fair value or hedge of net investment.

3.5.4 Financial liabilities

Financial liabilities are classified, upon initial recognition, as financial liabilities at fair value through profit or loss, financial liabilities at amortized cost or as derivatives designated as hedge instruments in an effective hedge, as applicable.

All financial liabilities are initially measured at fair value, more or less, in the event of financial liability not designated at fair value through profit or loss, the transaction costs that are directly attributable to the issuance of financial liability.

The Company’s financial liabilities include borrowings, financing and debentures (note 17), derivative financial instruments (nota 5) and trade payables and reverse factoring operations (note 18).

Subsequent measurement

For the purposes of subsequent measurement, financial liabilities are classified into two categories:

•	Financial liabilities at fair value through profit or loss; and

•	Financial liabilities at amortized cost.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities for trading and financial liabilities designated upon initial recognition at fair value through profit or loss. They are classified as held for trading if incurred for purposes of repurchase in the short term. This category also includes derivative instruments contracted by the Company that are not designated as hedge instruments in hedge relations defined by IFRS 9. Separate embedded derivatives are also classified as held for trading, unless they are designated as effective hedging instruments.

Gains and losses on liabilities held for trading are recognized in the statement of income.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated on the initial recognition date, and only if the criteria provided for in IFRS 9 were met.

Financial liabilities at amortized cost (borrowings and financing)

After initial recognition, borrowings and financing contracted and granted subject to interest are subsequently measured at amortized cost, using the effective interest method. Gains and losses are recognized in profit or loss when liabilities are written off, as well as through the process of amortizing to effective interest rate.

Amortized cost is calculated taking into consideration any negative goodwill or goodwill on acquisition and rates or costs that are integral part of the effective interest method. The amortization at the effective interest method is included as financial expense in the statement of income.

This category generally applies to borrowings and financing granted and contracted, subject to interest.

Derecognition

A financial liability is written off when the obligation over the liability is extinct, i.e., when the obligation set forth in the agreement is settled, cancelled or expires. When an existing financial liability is replaced for another liability of the same lender under substantially different terms, or the terms of an existing liability are substantially modified, this swap or modification is addressed as derecognition of the original liability and recognition of a new liability. The difference in respective accounting amounts is recognized in the statement of income.

3.6	Trade Receivables and provision for doubtful accounts

Trade receivables are accounted at their nominal amount, less the provision for doubtful accounts, which is estimated based on calculating the risk of loss in each aging list group, considering the different risks in accordance with the collection’s operation.

3.7	Inventories

Carried at the lower of average cost of purchase or production and net realizable value. Details are disclosed in note 9.

The Company considers the following when determining its provision for inventory losses: discontinued products, products with slow turnover, expired products or products nearing the expiration date and products that do not meet quality standards, recorded as “Cost of products sold”.

3.8	Carbon Credits – Carbon Neutral Program

In 2007, the Company assumed with its employees, customers, suppliers and shareholders a commitment to be a Carbon Neutral company, which is to neutralize their emissions of Greenhouse Gas - GHG, in its complete production chain, from extraction of raw materials to post-consumption. This commitment, which currently refers only to operations under the Natura brand, is not a legal obligation, since Brazil does not have a reduction target, despite being a signatory to the Kyoto Protocol. For this reason, it is considered a constructive obligation under IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, which requires the recognition of a provision in the financial statements if it is subject to disbursement and measurable.

The liability is estimated through annually audited inventories of carbon emissions and measured based on the market price for the acquisition of licenses for neutralization. On December 31, 2019, the balance recorded in the caption “Other liabilities” (see note 21), refers to the total carbon emissions during the period of 2007 to 2019 that have not yet been offset by corresponding projects and therefore no execution of the certificate of carbon.

According to its beliefs and principles, the Company elected to make some purchases of carbon credits by investing in projects with environmental benefits arising from the voluntary market. Thus, the costs will generate carbon credits after completion or maturation of these projects.

During these years, these expenses were recorded at fair value as “other current assets” and “other non-current assets” (see note 13).

Upon effective delivery of the related carbon credit certificates to the Company, the obligation of being Carbon Neutral is effectively fulfilled; therefore, the balances of assets are offset against those of liabilities.

The difference between the carrying amounts of assets and liabilities at December 31, 2019 refers to the amount of cash disbursed in advance for investments in ongoing projects and, for this reason, not yet available for neutralization of emissions and offset of liability.

3.9	Property, plant and equipment

Property, plant and equipment is measured at cost of acquisition or construction, plus interest capitalized during construction period, in the case of qualifying assets, and reduced by accumulated depreciation and impairment losses, if applicable. Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate. Additionally, the useful lives of the assets are reviewed annually.

Until December 31, 2018, leased property, plant and equipment classified as finance leases according to IAS 17, and used in the Company’s activities were recorded in property, plant and equipment. These assets are also subject to depreciation calculated over the estimated useful lives of the respective assets or over the lease term, whichever is shorter.

Land is not depreciated. Depreciation of the other assets is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their useful lives and is generally recognized in the statement of income. The estimated useful lives of the assets are mentioned in Note 14.

Gains and losses on disposals are calculated by comparing the proceeds from the sale with the net carrying amount and are recognized in profit or loss under “Other Operating Income (Expenses), Net”.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

3.10	Intangible assets

a) Software

Licenses of software and enterprise management systems acquired are capitalized and amortized according to the useful lives described in note 15 and maintenance costs are recognized as expenses when incurred.

System acquisition and implementation costs are capitalized as intangible assets when the asset is identified, when there is evidence that future economic benefits will flow into the entity and when the asset is controlled by the Company, taking into consideration its economic and technologic viability. The amounts incurred on software development recognized as assets are amortized under the straight-line method over its estimated useful life. The expenditures related to software maintenance are expensed when incurred.

b) Trademarks and patents

Separately acquired trademarks and patents are stated at their historic cost. Trademarks and patents acquired in a business combination are recognized at fair value on the acquisition date. For trademarks and patents with definite useful lives, amortization is calculated on a straight-line basis at the annual rates described in note 15.

c) Relationship with retail clients, franchisees and sub-franchisees

Relationships with retail clients, franchisees and sub-franchisees acquired in business combinations are recognized at fair value on the acquisition date and their amortization is calculated on a straight-line basis, based on rates shown in note 15.

d) Key money with defined useful life

Key money with defined useful life is recorded at the acquisition cost and amortized on a straight-line basis during the rental period, as shown in note 15.

e) Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives held by the Company refer mainly to trademarks and goodwill due to expectations of future economic benefits arising from transactions involving business transactions, and tradeable key money.

Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.

These assets are not amortized but are tested annually for losses due to impairment either individually or at the level of the cash generating unit (or groups of cash generation units). The assessment of indefinite life is reviewed annually to determine whether this assessment continues to be supportable. Otherwise, the change in useful life from indefinite to finite is made on a prospective basis.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net from the sale and the carrying amount of the asset and are recognized in profit or loss upon disposal of the asset under “Other Operating Income (Expenses), Net”.

3.11	Impairment assessment

The assets’ carrying amount is annually evaluated to identify indicators of impairment, or also significant events or changes in circumstances that indicate the carrying value of an asset may not be recoverable. When applicable, an impairment loss is recognized if the carrying amount of an asset exceeds its recoverable amount

For impairment assessment purposes, assets are grouped at the lowest levels for which there are independent cash flows (cash-generating units, or CGUs).

The recoverable amount of an asset or cash-generating unit is determined as being the higher of the value in use of the asset and the fair value less costs of disposal. In the estimation of the value in use of the asset, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital for the company in which it operates the cash-generating unit. The fair value net of costs of sale is measured based on the preparation of the discounted cash flow at its present value, using a discount rate before taxes that reflects the company’s weighted average cost of capital in which the generating cash unit operates, including assumptions for the stores expansion and investments, as well as the respective revenues that will be generated as a result of this expansion, considering the assumptions that other market participants would use when pricing the assets or liabilities.

3.12	Product research and development expenses

The Company’s accounting practice includes recording its product research and development costs, when incurred, as expenses for the period, since due to the high innovation index and product turnover in its sales portfolio, it is impracticable to meet all aspects required in IAS 38 – Intangible Assets for capitalizing the amounts.

3.13	Leases

Up to December 31, 2018, the Company assessed lease classification at the inception of the contract. Leases where substantially all the risks and rewards related to the asset remain with the lessor were classified as operating leases. Lease payments under an operating lease were recognized as an expense on a straight-line basis over the lease term. Leases where the Company retains substantially all the risks and rewards incidental to ownership were classified as finance leases. These leases were capitalized in balance sheet at the commencement of the lease term at the lower amount of the fair value of leased asset and the present value of minimum lease payments. Each lease installment was apportioned between liabilities and the finance charges so as to permit obtaining a constant effective interest rate on the outstanding liability. The corresponding obligations, less the finance charge, were classified in current liabilities and non-current liabilities, according to the lease term. Property, plant and equipment items acquired through finance leases were depreciated over their useful lives, or over the lease term, when it is shorter and has no purchase option.

On January 1, 2019, the Company applied IFRS 16, which introduced one sole lease model, replacing the concept of classifying between operating and finance lease, which was applied by the Company up to December 31, 2018. The impact of this new standard is detailed in Note 3.28.

3.14	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of a qualifying asset that necessarily requires a significant effort to be ready for its intended use or sale are capitalized as part of the cost of the corresponding asset. All other borrowing costs are expensed in the period they are incurred. Borrowing costs consist of interest and other costs incurred by an entity related to a loan.

3.15	Trade payables and reverse factoring operations

These are initially recognized at their nominal amounts, plus interest, inflation adjustments and exchange rate differences through the end of the reporting period, when applicable.

3.16	Borrowings, financing and debentures

Initially recognized at fair value of proceeds received less transaction costs in applicable cases, plus charges, interest, inflation adjustments and exchange rate differences as provided for in agreements, incurred through the end of the reporting period, as shown in note 17.

3.17	Provisions, contingent liabilities and contingent assets

Provisions are recognized when the Company has a legal or constructive obligation as a result of past events, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and its value can be measured with sufficient reliability. Provisions are quantified at the present value of the expected outflow of resources embodying economic benefits to settle the obligations using the appropriate discount rate, according to related risks.

The provisions for tax, civil, and labor risks are adjusted for inflation through the end of the reporting period to cover probable losses, based on the nature of the risk and the opinion of the Company’s legal counsel.

Contingent assets are not recognized by the Company and are only disclosed, in case of probable receipt of economic benefits. If it is practically certain that economic benefits will be received, the asset and the corresponding gain are recorded in the Financial Statements of the year corresponding to the change in estimate.

3.18	Current and deferred income tax and social contribution

Except for subsidiaries abroad, which observe the tax rates valid in the respective jurisdictions in which they are located, in Brazil, they include the corporate income tax (“IRPJ”) and the social contribution on net income (“CSLL”), which are calculated based on taxable income, by applying the 15% rate plus additional of 10% on taxable income exceeding R$240 for IRPJ and 9% for CSLL and considers the offset of tax losses and tax loss carryforwards, limited to 30% of taxable income. Taxable income reflects profit before taxes adjusted by non-taxable and non-deductible items (both temporary and permanent items).

Deferred taxes represent tax debits and credits on temporary differences between tax base and accounting base of assets and liabilities on accrued tax losses. Deferred tax and contribution assets and liabilities are classified as “non-current” as required by IAS 12 – Income taxes. When the Company’s internal studies indicate that the future use of tax credits is not probable, a provision for loss is recorded.

Deferred tax assets and liabilities are offset if there is a legal feasible right to offset tax liabilities as tax assets, and if they are related to taxes registered by the same tax authority under the same taxable entity. Thus, for presentation purposes, tax asset and liability balances are disclosed separately.

Deferred tax assets and liabilities must be measured at current rates expected to be applicable in the period in which the asset is realized or the liability is settled, and reflect the uncertainty related to income tax, if any.

3.19	Employee benefits

3.19.1 Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive obligation to pay the amount due to services rendered by an employee in the past and the obligation can be reliably estimated.

3.19.2 Profit sharing

The Company recognizes a liability and an expense for profit sharing based on criteria that it considers the profit attributable to its shareholders after certain adjustments and which is tied to the achievement of specific operational goals and objectives established and approved in the beginning of each fiscal year.

3.19.3 Long-term incentive program

The Company made available until June 2019 to eligible executives of its subsidiary Emeis Holdings Pty Ltd. a long-term incentive program, based on criteria linked to specific operational goals and objectives established at the beginning of the relationship between the parties, being such obligation recorded as a liability and remeasured with effect on profit or loss.

3.19.3 Post-employment healthcare defined benefit

The actuarial liability for the healthcare plan of the Company and its subsidiaries refers to a post-employment benefit plan to current and former employees who made fixed contributions for funding the healthcare plan up to April 30, 2010, when the healthcare plan design was changed and fixed contributions were eliminated. Those who contributed to the plan for ten years or more are ensured the right to remain as a beneficiary for an indefinite term (lifetime), and those who contributed for a period of less than ten years are ensured the right to remain as a beneficiary at the rate of one year for each year in which fixed contributions were made. This group of current employees, in the event of termination of employment relationship, may opt to remain in the plan in accordance with applicable legislation, thereby assuming the payment of the monthly plan fee charged by the healthcare plan operators. However, this monthly plan fee does not necessarily represent the total cost of the user, which is borne by the Company through payment of the excess cost, as an additional benefit.

The costs associated with this benefit are recognized under the accrual method of accounting as a defined-benefit post-employment benefit plan using the projected unit credit method.

The current service cost and accrued interest on the present value of the liability are recognized in the Income Statement and the actuarial gains and losses generated by the remeasurement of the liability due to changes in actuarial assumptions are recognized as Other Comprehensive Income. In case of changes or reductions in the plan, the effects of the cost of past services are recognized in the Income Statement on the date of occurrence.

3.20	Share-based payment

The Company’s executives are granted the following stock option plans, settled exclusively with its own shares:

•	Stock option plan;

•	Restricted stock plan; and

•	Strategy acceleration program.

The plans are measured at fair value at the grant date. In determining the fair value, the Company uses an adequate valuation method, details of which are disclosed in Note 26.1.

The cost of transactions settled with equity instruments is recognized, together with a corresponding increase in shareholders’ equity under the heading “Additional paid-in capital”, throughout the period in which the service conditions are fulfilled, ending on the date on which the employee acquires the full right to the award (acquisition date). The cumulative expense recognized for equity instruments transactions settled on each base date up to the acquisition date reflects the extent to which the vesting period has transpired and the Company’ best estimate of the number of equity instruments to be acquired. The expense or credit in the statement of income of the period is recorded under the heading “Administrative expenses”.

For the stock option plan and the strategy-acceleration program, despite the expiration of the term for exercise, the recognized expense is not reversed since the right has been acquired by executives.

When an award of equity instruments settlement is cancelled (except when the cancellation occurs due to loss of right over the equity instrument for not fulfilling the grants conditions), it is treated as if it had been acquired on the date of cancellation, and any expense not recognized is registered immediately. This includes any award for which Company or the counterparty have the option not to fulfill the non-acquisition obligation. All cancellations of transactions settled with equity securities are treated in the same way.

The dilution effect of options granted is reflected as additional share dilution in the calculation of diluted earnings per share (Note 29.2).

3.21	Dividends and interest on equity

The proposed distribution of dividends and interest on capital made by Management included in the portion equivalent to the mandatory minimum dividends is recognized in line item “Other payables” in current liabilities, as it is considered as a legal obligation provided for by the Company’s bylaws; however, the portion of dividends exceeding minimum dividends declared by management after the reporting period but before the authorization date for issuance of these financial statements is recognized in line item “Proposed additional dividends.”

For corporate and accounting purposes, interest on capital is stated as allocation of income directly in shareholders’ equity.

3.22	Treasury shares

The Company’s own equity instruments which are reacquired (Treasury shares) are recognized at acquisition cost and deducted from shareholders ‘ equity. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of the Company’s own equity instruments.

3.23	Government grants

Government subsidies and assistance for investments are recognized when there is reasonable assurance that the entity complied with the conditions established by the government agency granting the subsidy. They are recognized as income or expense deduction in profit or loss for the fruition period of the benefit and, subsequently, are allocated to tax incentive reserve under equity.

The subsidiary Indústria e Comércio de Cosméticos Natura Ltda. has projects located in areas under operation of the Amazonia Development Superintendence (“SUDAM”), whose activity is classified as priority economic activity, entitling to the tax benefit of reducing 75% of taxable income, calculated based on the profit from exploration of the respective region.

Natura has projects located in the states of Bahia and Minas Gerais. These Federative Units have internal legislation including decrees that authorize the granting of tax incentives, under the presumptive credit modality, to companies that invest in them. Natura has complied with the requirements and, through a Special regime, obtained authority to apply said tax incentives.

3.24	Reportable Segments

Information per operating segment is consistent with the internal report provided to the chief operating decision maker on operational matters.

The main decision-making body of the Company, which is responsible for defining the allocation of resources to the operating segments is the Board of Directors of the Company, which is advised by the Group’s Operations Committee (“GOC”), the Audit, Risk Management and Finances Committee, the People and Corporate Development Committee, the Strategic Committee and the Corporate Governance Committee (“Committees”).

The GOC , which includes the CEOs of Natura, The Body Shop and Aesop, in addition to representatives of key business areas (Finance, Human Resources, Business Strategy and Development, Legal, Innovation and Sustainability, Operations and Corporate Governance), is responsible, among other things, for monitoring the implementation of short- and long-term strategies and making recommendations to the Board of Directors regarding the management of the Group, from the viewpoint of results, allocation of resources among business units, cash flow and talent management.

In the first quarter of 2020, the Company changed its reportable segments. As a result, segment information in these consolidated financial statements has been recast to conform it to the Company’s new segment presentation. See Note 23.

3.25	Revenue from contracts with customers

On January 1, 2018, the Company adopted IFRS 15, using the cumulative effect method (without practical expedients), which establishes a model of five steps applicable to revenue from a contract with a customer, irrespective of the type of revenue transaction or industry. As a result of the implementation of IFRS 15, the Company reviewed its accounting practices related to the identification of performance obligations, such as recognition for performance related to Natura Consultants, events and conventions aimed at encouraging and congratulating the best Natura Consultants, and other obligations, as shown below:

Performance obligation	Nature, fixation of transaction price and the moment when performance obligation is fulfilled	Nature of changes in accounting practices
a) Direct sales

Revenue from sales is generated by sales to Natura Consultants (our customers) based on the fair value of consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. Revenue from sales is recognized when the performance obligation is fulfilled, i.e., when the promised product is physically delivered and the Natura Consultant obtains control over this product.

Revenue from sales is generated and accrued initially in the sales subsidiary ledger of the Company from the moment when the dispatch slip is issued in the customers’ name. However, since revenues are recorded only when the final delivery of products effectively occurs, the Company registers a provision to eliminate the amount of revenue related to products dispatched and not received by Natura Consultants on each reporting date.

IFRS 15 did not have significant impacts

b) Direct sales – Additional charges and penalties for late payments	The Company charges its customers (Natura Consultants) additional charges and penalties for late payments in the settlement of sales receivable. Due to the level of uncertainty in receiving these amounts (variable consideration), the Company recognizes revenue from additional charges and penalties for late payments only upon receipt of amounts.

Until December 31, 2017, the

Company recognized these

amounts as a recovery of

selling expenses.

With the adoption of IFRS 15,

the Company concluded that

amounts related to additional

charges and penalties for late

payments of Consultants

correspond to variable

components received in

exchange for transfer of

goods, that is, they are part of

the transaction price

c) Retail sales	At Emeis Holding Pty Ltd, Natura Comercial Ltda., Natura Europa SAS – France, Natura International Inc. and The Body Shop International Limited, which operate in the retail market, net revenue is measured based on the fair value of consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. This net revenue is recognized when the performance obligation is fulfilled, i.e., when the promised product is physically transferred and the consumer obtains control over this product.	IFRS 15 did not have significant impacts

d) Loyalty program (Points campaign)	The Company offers points campaign (loyalty program), in which customers accumulate points while buying the Company’s products to be exchanged (redeemed) for products in the future. Measurement of points is based on their expected cost, plus a margin. The amount allocated to the loyalty program is deferred and the revenue is recognized upon redemption of the points accumulated by Natura Consultants or when it is no longer probable that the points will be redeemed.

Until December 31, 2017, the revenue was allocated among the campaigns and the products

based on cost.

Upon adoption of IFRS 15,

deferred revenue from the

points campaign is now

measured based on the

expected cost, plus a margin.

e) Program for recognition of Natura Consultants’ performance	The Company has performance recognition programs, in which it awards Natura Consultants based on achievement of targets and objectives. The Company believes that this performance recognition program has a high value and hence is considered a performance obligation. Measurement of performance recognition programs is based on their expected cost, plus a margin. The amount allocated to performance recognition programs is deferred and revenue is recognized when awards are delivered to Natura Consultants.

Until December 31, 2017, the Company

did not characterize the

performance recognition

program as a performance

obligation to be fulfilled.

Upon adoption of IFRS 15,

the Company concluded that

the performance recognition

program is a promise that

creates a reasonable

expectation for Natura

Consultants and, therefore, it

was considered a performance

obligation.

f) Events	The Company organizes events to encourage and recognize the best Natura Consultants. The Company believes that these events are of high value for Natura Consultants and create expectations among them to participate in them. Thus, the Company believes that these events are characterized as performance obligations. Measurement of events is based on their expected cost, plus a margin. The amount allocated to events is deferred and the revenue is recognized when the event is held.

Until December 31, 2017, the Company

did not characterize the events

as a performance obligation to

be fulfilled.

Upon adoption of IFRS15,

the Company concluded that

events are a promise that

creates a reasonable

expectation for Natura

Consultants and, therefore,

they were considered a

performance obligation.

g) Franchises (Courses, training and consulting / Outfit and inauguration)	Upon execution of the agreement, the Company charges from franchisees a fixed amount, part of which is allocated to courses, training and consulting to prepare the franchisees to sell products under Natura brand. The other part refers to outfit (specific products to be used at the franchisee store) and inauguration (opening event of franchisee’s store). The Company believes that these items represent a material right and, for such, they were considered performance obligations. Measurement is based on the market value of these items, which are initially recognized as deferred revenue. When the franchisee’s store is opened, this deferred revenue is allocated to profit or loss for the year.	IFRS 15 did not have significant impacts.

h) Franchisees (Advertisement program)	Upon the execution of the agreement, the Company charges from franchisees a fixed amount, a part of which is for the advertisement fund (monthly delivery of showcases). The Company believes that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on the market value of this item, which is initially recognized as deferred revenue. This revenue is deferred and allocated to profit or loss for the year upon the delivery of showcases to the franchisees.	IFRS 15 did not have significant impacts.

i) Franchises (Brand use right)	Upon the execution of the agreement, the Company charges from franchisees a fixed amount, part of which is for the use of the “Natura” brand. The Company believes that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on residual value, i.e., the remaining value after excluding the market value of courses, training and consulting services, outfit and inauguration, and the Advertisement Fund. This amount is initially recognized as deferred revenue. This deferred revenue is allocated to profit or loss, on a straight-line basis, over the term of the franchise agreement.	IFRS 15 did not have significant impacts.

j) Incentives related to “free-of-charge” products and promotional gifts	The Company grants incentives related to “free-of-charge” products and promotional gifts for its customers (Natura Consultants and/or end consumers). Since it is considered a material right, the Company recognizes this item as a performance obligation. Considering that the delivery of products and the realization of performance obligation of delivering “free-of-charge” products or promotional gifts occur at the same time, the Company concluded that an allocation of prices and monitoring these two performance obligations separately are not applicable. Thus, revenue is recognized when the physical transfer of the product occurs and the customer obtains control over this product.	IFRS 15 did not have significant impacts.

3.26	Financial income and financial expenses

The Company’s financial income and expenses comprise:

•	Interest revenue and expenses;

•	Dividends revenue;

•	Dividends of preferred shares issued classified as financial liability;

•	Net gains/losses from financial assets measured at fair value through profit or loss;

•	Net gains/losses from exchange variation on financial assets and liabilities;

•	Net gains/losses from hedge instruments recognized in profit or loss; and

•	Reclassifications of net gains previously recognized in other comprehensive income.

Interest income and expenses are recognized as profit or loss through the effective interest rate method.

Revenue from dividends is recognized in profit or loss on the date the Company’s right to receive the payment is established.

The Company classifies interest received and dividends and interest on capital received as cash flows from investing activities.

3.27	New standards and interpretations and amendments to standards not yet adopted

The standards, amendments and interpretations issued, but not yet adopted, up to the date of issuance of the Company’s financial statements are presented below. The Company intends to adopt these standards, if applicable, when they become effective.

•

IFRS 3 – Business Combinations – whenever applicable, the Company adopts this accounting standard, but the alterations in this standard, since they are not effective for the year ended, were not adopted;

•

IAS 8 – Accounting policies, changes in accounting estimates and errors and IAS 1 – Presentation of financial statements – the Company adopts these accounting standards for the fiscal year ended December 31, 2019, but the alterations in these standards, since they are not effective for the year ended, were not adopted; and

•	Alterations in references to the conceptual structure in IFRS – the Company adopts the IFRS conceptual standard. However, since these alterations are not effective yet, they were not adopted.

3.28 New standards, amendments and interpretations of standards adopted for the first time for the period starting on January 1, 2019

IFRS 16 – Lease Operations

On January 1, 2019, the Company adopted IFRS 16, which sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single lease model, replacing the concept of classifying leases as operating and finance leases. Once a lease agreement is identified, a right-of-use asset and a lease liability are recorded at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The lease is present in an agreement if it includes both the following conditions:

•

An identifiable asset explicitly or implicitly specified. In this case, the supplier does not have the practice of replacing the asset, or such replacement would not bring any economic benefit to the supplier.

•

The right to control the use of the asset over the duration of the agreement. In this case, the Company must have the authority to take decisions on the use of the asset and the capacity to obtain substantially all economic benefits for the use of the asset.

IFRS 16 includes two practical expedients from recognition for tenants that were applied by the Company and its subsidiaries upon the fist-time adoption at January 1, 2019: leases of low-value assets and short-term leases, i.e., lease terms of 12 months or less.

The Company and its subsidiaries opted for the simplified modified retrospective transition approach, without the restatement of comparison periods, adopting the following criteria for first-time recognition and measurement of assets and liabilities:

•

Recognition of lease liabilities on the first-time adoption date for leases previously classified as operating leases. Lease liabilities were measured at present value of the remaining lease payments, discounted based on the incremental interest rates on loans, grouped by nature of the asset, region and contractual period; and

•

Recognition of right-of-use assets on the first-time adoption date for leases previously classified as operating leases. The right-of-use asset is measured at the equivalent amount of the lease liability, adjusted by the value of any early or accrued lease payments related to the lease that has been recognized in the balance sheet immediately before the first-time adoption date.

The following charts show the impacts of first-time adoption of IFRS 16 on the financial statements as of January 1, 2019.

Right-of-use assets on January 1, 2019

Right of use the asset (classified as operating leasing as of December 31, 2018)	1,902,545
PIS and COFINS on lease agreements	47,194

(=) Total initial adoption	1,949,739
(+) Fair value adjustment of lease agreements identified in the business combination carried out in the acquisition of The Body Shop, as note 21)	(25,843)
(=) Total initial adoption of the right-of-use asset (Note 16)	1,923,896
Transfer of fixed assets recognized through financial leasing	481,235
Intangible asset transfer (fair value recognized in business combination + key money)	150,374

(=) Total transfer	631,609

Right-of-use assets on January 1, 2019	2,555,505

Lease liabilities on January 1, 2019

Present value of leases agreements classified as operational as of December 31, 2018	1,965,655
PIS and COFINS on lease agreements	47,194
Recognition practical expedients:
(-) Short-term lease and low-value assets	(63,110)

(=) Total initial adoption	1,949,739

(+) Lease classified and recognized as finance lease as of December 31, 2018.	411,373

Lease liabilities on January 1, 2019	2,361,112

The Company evaluated whether there were indicators of impairment in its right-of-use assets at the transition date and there were no indicators of impairment.

All movements during the year ended 2019 related to IFRS 16 is presented in the note 16.

The following interpretation of standard was also adopted for the first-time starting January 1, 2019; however, it did not have significant effects on Company’s financial statements:

IFRIC 23 - Uncertainty over Income Tax Treatments

This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 – Income Taxes, when there is uncertainty over income tax treatment. In such a circumstance, an entity shall recognize and measure its current or deferred tax assets or liabilities, applying the requirements of IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, determined applying this interpretation.

4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires management to make certain judgments and use assumptions and estimates based on experience and other factors considered relevant, which affect the values of assets and liabilities and which may present results that differ from actual results.

The significant judgments made by the Company are related to the recognition of revenue and leasing.

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are significant for the financial statements, are disclosed below.

4.1	Deferred Income tax and social contribution

The Company recognizes deferred assets and liabilities based on the differences between the carrying amount stated in financial statements and the tax base of assets and liabilities, using the statutory tax rates. The Company regularly reviews deferred tax assets in terms of the possibility of recovery, considering the historical profit generated and the projected future taxable income, based on technical feasibility study, reflecting the uncertainties related to its calculation, if any.

4.2	Provision for tax, civil, and labor risks

The Company is a party to several lawsuits and administrative proceedings as described in note 20. Provisions are recorded for all contingent liabilities arising from lawsuits that represent probable and estimated losses and can be reliably estimated. The probably assessment includes the assessing available evidence, the hierarchy of laws, available previous decisions, most recent court decisions and their relevance within the legal system, and the assessment of the external legal counsel.

4.3	Post-employment healthcare plan

The current amount of the post-employment healthcare plan is contingent to a series of factors determined based on actuarial calculations, based on a series of financial and demographic assumptions, such as the discount rate, medical inflation and percentage of adhesion to the plan, which are disclosed in note 20.

4.4	Stock option plan, restricted share plan and strategy acceleration program

The stock option plan, restricted share plan and strategy acceleration program are measured at fair value at the grant date and the expense is recognized in profit or loss during the vesting period against “Additional paid-in capital” in shareholders’ equity. At the balance sheet dates, Management reviews the estimates as to the number of stock options/restricted shares and, where applicable, recognizes the effect arising from this review in profit or loss for period against shareholders’ equity. The assumptions and models used to estimate the fair value of the stock option plan, restricted share plan and strategy acceleration program are disclosed in Note 26.1.

4.5	Impairment loss

An impairment loss exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost of disposal and value in use. Fair value less costs of disposal is calculated based on information available about similar assets sold or market prices less additional costs to dispose of the asset.

Value in use is calculated based on the discounted cash flow model. Cash flows derive from a budget prepared for the following five to ten years, according to the operating segment, and their projections consider the market’s expectations for operations, estimated investments and working capital, as well as other economic factors. The value in use is sensitive to the discount rate used under the discounted cash flow method, as well as the growth rate and perpetuity used for extrapolation purposes.

Details on this subject are presented in Note 15.

4.6	Trade receivables and provision for expected credit losses

The provision for expected losses on trade receivable from customers is estimated based on the weighting loss risk of each aging group. The characteristics of the Company’s trade receivable are:

•	Immaterial financial component;

•	Non-complex receivables portfolio; and

•	Low credit risk.

The Company adopted the simplified approach in calculating expected credit losses based on the lifetime credit loss at each reporting date. Prior to the adoption of IFRS 9 through December 31, 2017, we estimated an allowance for doubtful accounts based on an “aging list” model, under which the allowance was estimated based on the historical losses of each aging group. An estimated range was used using the weighted average of losses for the last 6 months. The calculation also considers the seniority of the independent beauty consultant’s length of relationship, and a division between renegotiated and non-renegotiated past due receivables.

Upon adoption of IFRS 9, starting January 1, 2018, we concluded that the methodology described above was in line with the expected credit losses model of IFRS 9, therefore, the initial adoption of IFRS 9 did not have a material impact in the estimation of the provision for expected credit losses on accounts receivable from customers that we currently apply.

4.7	Provision for inventory losses

The provision for inventory losses is estimated using methodology for including discontinued products, products with slow turnover, products expired or nearing expiration and products that do not meet quality standards. The results of provisions are stated in Note 9.

5.	FINANCIAL RISK MANAGEMENT

5.1	General considerations and policies

Risks and financial instruments are managed through the definition of policies and strategies and implementation of control systems, defined by the Company’s Treasury Committee and approved by the Board of Directors. The compliance of the position in financial instruments, including derivatives, in relation to these policies, is presented and assessed on a monthly basis by the Company’s Treasury Committee and subsequently submitted to the analysis of the Audit Committee, the Executive Committee and the Board of Directors.

Risk management of Natura operations (Brazil, Latam, Netherlands, USA and France) is performed by the Company’s general treasury function, which is also responsible for approving the short-term investments and loan transactions. Risk management of the subsidiaries Aesop and The Body Shop is conducted by the local treasury departments, subject to monitoring and approval by the Company’s Central Treasury.

Below are presented the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2019 and December 31, 2018:

				Carrying amount		Fair value
	Note	Classification by category	Fair value hierarchy	2019	2018	2019	2018
Financial assets
Cash and cash equivalent
Cash and banks	6	Fair value through profit or loss	Level 2	3,110,220	823,656	3,110,220	823,656
Certificate of bank deposits		Amortized cost	Level 2	211,261	1,274	211,261	1,274
Certificate of bank deposits		Fair value through profit or loss	Level 2	—	46,067	—	46,067

Repurchase operations		Fair value through profit or loss	Level 2	1,192,101	344,051	1,192,101	344,051

				4,513,582	1,215,048	4,513,582	1,125,048
Short term investments
Government bonds	7	Fair value through profit or loss	Level 2	221,900	402,895	221,900	402,895
Financial letter		Fair value through profit or loss	Level 2	374,690	574,310	374,690	574,310
Loan investment fund		Fair value through profit or loss	Level 2	407,928	210,971	407,928	210,971
Dynamo Beauty Ventures Ltd fund		Fair value through profit or loss	Level 2	7,402	—	7,402	—
Certificate of Bank deposits		Fair value through profit or loss	Level 2	21,327	27,201	21,327	27,201

				1,033,247	1,215,377	1,033,247	1,215,377
Trade receivables	8	Amortized cost	Level 2	1,685,764	1,691,581	1,685,764	1,691,581
“Financial” and “operating” derivatives “		Fair value – Hedge instrument	Level 2	737,378	578,289	737,378	578,289
“Financial” and “operating” derivatives “		Fair value through profit or loss	Level 2	—	6,019	—	6,019

				737,378	584,308	737,378	584,308
Financial liabilities
Issue of debts in domestic currency	17	Amortized cost	Level 2	(7,266,853)	(4,771,511)	(7,300,082)	(4,962,723)
BNDES/Finep loans		Amortized cost	Level 2	(145,590)	(226,874)	(145,590)	(226,874)
Issue of debts in foreign currency		Amortized cost	Level 2	(3,373,930)	(2,995,760)	(3,541,541)	(3,277,738)

				(10,786,373)	(7,994,145)	(10,987,213)	(8,467,335)
Lease liabilities		Amortized cost	Level 2	—	(446,235)	—	(446,235)
“Financial” and “operating” derivatives		Fair value – Hedge instrument	Level 2	(10,158)	(69,189)	(10,158)	(69,189)
“Financial” and “operating” derivatives		Fair value through profit or loss	Level 2	(1,648)		(1,648)

				(11,806)	(69,189)	(11,806)	(69,189)
Trade payables, reverse factoring operations and related parties	18	Amortized cost	Level 2	(1,829,756)	(1,736,791)	(1,829,756)	(1,736,791)

5.2	Financial risk factors

The activities of the Group expose it to several financial risks: market risk (including currency and interest risks), credit risk and liquidity risk. The Company’s overall risk management program is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance, using derivatives to protect certain risk exposures.

a) Market risk

The Company and the subsidiaries are exposed to market risks arising from their business activities. These risks mainly comprise possible fluctuations in exchange and interest rates.

One of the subjects currently in discussion in the international market, which could affect the operations of The Body Shop International Limited, is the withdrawal of the United Kingdom from the European Union, better known as Brexit. Despite many uncertainties on the outcome of the negotiations, the Management has been monitoring its impacts, as well as studying and taking measures to mitigate the negative effects that may arise from it. One of these measures was the installation of a new distribution center in Continental Europe, which aims to mitigate Brexit risks and help The Body Shop in implementing logistic improvements in order to reduce average days of store supply, in line with more comprehensive business transformation goals.

To hedge the current balance sheet positions of the Company and the subsidiaries against market risks, the following derivative instruments are used and consist of the balances in the following table, as of December 31, 2019 and December 31, 2018:

	Fair value (Level 2)
Description	2019	2018
Financial derivatives	727,068	512,365
Operational derivatives	(1,496)	2,754

Total	725,572	515,119

The characteristics of these instruments and the risks which they are linked are described below.

b) Foreign exchange risk

The Company and the subsidiaries are exposed to the foreign exchange risk arising from financial instruments denominated in currencies different from their functional currencies. To reduce this exposure, Natura Cosméticos implemented policies to hedge against the foreign exchange risk that establish exposure limits linked to this risk.

The treasury area’s procedures defined based on the current policy include monthly projection and assessment of the Company and the subsidiaries foreign exchange exposure, on which management’s decision-making is based.

The Company’s exchange rate hedging policy considers the values of foreign currency receivables and payables balances of commitments already made and recorded in the financial information from the operations, as well as future cash flows, with an average of six months, still not recorded in the balance sheet.

The Body Shop has a specific foreign exchange hedging policy that covers foreign currency loans among the group companies, as well as future purchase and sale operations of goods, for a maximum period of 12 months.

As of December 31, 2019, and December 31, 2018, the Company and the subsidiaries are primarily exposed to the risk of fluctuation of the US dollar, euro and pound sterling. In order to hedge foreign exchange exposures in relation to foreign currency, the Company and the subsidiaries enter into transactions with derivative financial instruments such as “swap” and forward purchase of currency denominated (“Non-Deliverable Forwards - NDF”). Pursuant to the Foreign Exchange Protection Policy, the operating derivatives contracted by the Company must limit the loss related to the exchange devaluation in relation to the net income projected for the current year, given a certain estimate of exchange rate devaluation against the US dollar in cash flow projections exposed to this currency. This limitation defines the ceiling or maximum exchange exposure permitted to the Group in relation to the US dollar and Euro.

As of December 31, 2019, borrowings, financing and debentures balance sheets include accounts denominated in foreign currency which expose the Company to foreign exchange risks, in the aggregate, represent net liabilities of R$ 3,381,960 (R$3,012,897 as of December 31, 2018).

i) Derivatives to hedge foreign Exchange rate risk

The Company classifies derivatives into “financial” and “operational”. “Financial” derivatives include swaps or forwards contracted to hedge against the foreign exchange risk associated with foreign-currency-denominated borrowings, financing and intercompany loans, “operational” derivatives include derivatives contracted to hedge against the foreign exchange risk on the business’s operating cash flows.

Outstanding swap contracts with maturities between January 2020 and February 2023 were entered into the counterparties represented by Bank of America (0.2%), HSBC (26.2%), Citibank (21.2%), Bradesco (26.2%) and Itaú BBA (26.2%). Currency forward contracts against the pound sterling mature within 12 months and were executed with counterparties represented by HSBC and Santander. Swap agreements in Mexican pesos and Chilean pesos have maturities of up to 6 months and were executed with the other party represented by HSBC. On December 31, 2019, the balances of financial derivatives were:

Financial derivatives

	Principal (notional) amount		Book value		Fair value		Gain (loss)
Description	2019	2018	2019	2018	2019	2018	2019	2018
Swap contracts (a):
Asset position:
Long position - U.S. dollar	2,664,001	2,381,918	3,416,707	3,038,908	3,729,691	3,295,032	312,984	256,124
Liability position:
CDI floating rate:
Short position in CDI	2,664,001	2,381,918	2,754,595	2,478,623	3,002,623	2,779,720	248,028	301,097

Swap contracts (a):
Asset position:
Long position - U.S. dollar	—	58,606	—	56,633	—	57,346	—	713
Liability position:
CDI floating rate:
Short position in CDI	—	58,606	—	59,525	—	60,293	—	768

Total net derivative financial instruments	—	—	662,112	557,393	727,068	512,365	64,956	(45,028)

(a)	Swap transactions consist of swapping the exchange rate fluctuation for a percentage of the floating rate Interbank Deposit Rate - CDI.

The notional amount represents the amounts of the contracted derivatives. Fair value refers to the value of outstanding contracted derivatives recognized in balance sheets.

For derivatives maintained by the Company and the subsidiaries as of December 31, 2019 and December 31, 2018, due to the fact contracts are directly entered into with the financial institutions and not through B3, there are no margin calls deposited as guarantee of the related transactions.

Operational derivative

On December 31, 2019, the Company holds forward derivative instruments with HSBC and Santander in order to hedge against exchange rate risk on import and export operations of the subsidiary The Body Shop in foreign currencies against the pound sterling and U.S. dollar.

These derivatives are measured at fair value, with gains and losses recognized in the group of costs of products sold and are broken down as follows:

Description	Principal (notional) amount		Fair value
	2019	2018	2019	2018
Net position - GBP and USD	200,896	—	(2,008)	—
Forward contracts	1,302,869	1,773,810	512	2,754

Total derivative instruments, net	1,503,765	1,773,810	(1,496)	2,754

Sensitivity analysis

For the sensitivity analysis of the risk of foreign exchange rate exposure, the Company’s Management understands it is necessary to consider in addition to the assets and liabilities, with exposure to the fluctuation of exchange rates recorded in the balance sheet, the value of the fair value of the financial instruments contracted by the Company for the protection of certain exposures as of December 31, 2019 and 2018, as shown in the following table:

	2019	2018
Loans and financing registered in Brazil in foreign currency (*)	(3,381,959)	(3,039,064)
Receivables registered in Brazil in foreign currency	10,007	10,058
Accounts payable registered in Brazil in foreign currencies	(10,543)	(11,006)
Value of the financial derivatives	3,729,691	3,295,032

Net asset exposure	347,196	255,020

(*)	Excluding transaction costs.

This analysis considers only financial assets and liabilities registered in Brazil in foreign currency, since exposure to exchange variation in other countries is close to zero due to the strength of currencies and the effectiveness of their derivatives and considers that all other variables, especially interest rates, remain constant and ignore any impact from forecasted purchases and sales.

The tables below show the loss that would have been recognized in the subsequent period, assuming that the current net foreign exchange exposure remains static, based on the following scenarios:

Description	Risk	Probable scenario	Scenario II	Scenario III
Net exposure	Dollar decrease	158	(115,521)	(346,880)

The probable scenario considers future US dollar rates for 90 days. According to quotations obtained at B3 on the expected maturity dates of financial instruments with foreign exchange exposure, it is R $ 4.03 / US $ 1.00. Scenarios II and III consider a drop in the US dollar of 25% (R $ 3.02 / US $ 1.00) and 50% (R $ 2.02 / US $ 1.00), respectively. Probable scenarios II and III are being presented in compliance with CVM Instruction 475/08. Management uses the probable scenario in the assessment of possible changes in the exchange rate and presents the referred scenario in compliance with IFRS 7 - Financial Instruments: Disclosures.

The Group does not use derivative financial instruments for speculative purposes.

Derivative instruments designated for hedge accounting

The Company performed formal designation of its operations subject to hedge accounting for derivative financial instruments for hedging loans denominated in foreign currency of Natura Cosméticos S.A. and Natura Distribuidora de México, S.A. de C.V., and operating cash flows resulting from the purchase and sale denominated in foreign currency of The Body Shop, documenting:

•	The hedge relationship;

•	The Company’s objective and risk management strategy in taking out the hedge transaction;

•	Identification of the financial instrument;

•	The hedged item or hedge transaction;

•	The nature of the risk to be hedged;

•	Description of the hedge relationship;

•	The statement of correlation between hedge and hedged item, where applicable; and

•	The prospective statement of hedge effectiveness.

The positions of derivative financial instruments designated as outstanding cash flow hedge on December 31, 2019 as set out below:

Cash flow hedge instrument

						Others comprehensive income
	Hedged item	Notional currency	Notional value	Accrual value	Fair value (a)	Accumulated contract gain (loss)	Gain in the 9-month period
Currency Swap – US$/R$	Currency	BRL	2,664,001	662,112	727,068	64,956	109,523
Forward contract	Currency	GBP	1,038,538	625	152	(473)	(2,245)
Currency Swap - MXN/R$	Currency	MXN	—	—	—	—	59

(a)

The method used by the Company to determine fair value consists in calculating the future value based on the contracted conditions and determines present value based on market accrual extracted from B 3.

The changes in cash flow hedge reserve booked under other comprehensive income are shown below:

Cash flow hedge balance as of December 31, 2018	(27,840)
Change in the fair value of hedge instrument recognized in other comprehensive income	107,337
Tax effects on fair value of hedge instrument	(36,768)

Cash flow hedge balance as of December 31, 2019	42,729

The Company designates as cash flow hedge derivative financial instruments used to offset variations from exposure to exchange rate, in the market value of contracted debts not in the functional currency.

On December 31, 2019, the consolidated position of instruments designated as cash flow hedge totaled R$ 3,702,539 (three billion, seven hundred and two million, five hundred and thirty nine thousand real) of notional amount, which R$ 2,664,001 is hedged against Real and £ 194,957 (R $1,038,538) is hedged against Pounds Sterling, as shown in the Cash Flow Hedge Instrument - Consolidated.

c) Interest rate risk

The interest rate risk arises from financial investments and short and long-term loans and financing. Financial instruments issued at variable rates expose the Company and its subsidiaries to the risk of cash flows associated with the interest rate. Financial instruments issued at the prefixed rates expose the Company and its subsidiaries to the fair value risk associated with the interest rate.

The Company’s cash flow risk associated with the interest rate arises from investments and short- and long-term loans and financing issued at floating rates. The Company’s Management adopts the policy of maintaining its rates of exposure to asset and liability interest rates pegged to floating rates. Short-term investments are adjusted by the Interbank Deposit Rate (CDI) whereas borrowings and financing are adjusted based on the Long-term Interest Rate (TJLP), CDI and fixed rates, according to the contracts made with the related financial institutions, and trading securities with investors in this market.

Sensitivity analysis

On December 31, 2019, there are loans and financing denominated in foreign currency and issued at fixed rates under contract “swap”, changing the interest over the liability to CDI fluctuation. The Company is, therefore, exposed to CDI fluctuation. The following table presents the exposure to interest rate risks of transactions pegged to CDI, including derivative transactions (loans and financing were considered at their full amounts, since 97% of them are linked to CDI rate):

Total borrowings and financing—in local currency (note 17)	(7,404,414)
Operations in foreign currency with derivatives pegged to CDI (a)	(3,381,959)
Short-term investments (notes 6 and 7)	2,429,207

Net exposure	(8,357,166)

a)	This refers to transactions involving CDI-backed derivatives to hedge the loans and financing arrangements raised in foreign currency in Brazil.

The sensitivity analysis considers the exposure of borrowings and financing (Note 17), net of short-term investments, pegged to the CDI rate (notes 5 and 6).

The tables below set out projected incremental loss that will be recognized in income statement for the following year, assuming that the current net liability exposure will remain unaltered and the following scenarios:

Description	Risk	Probable scenario	Scenario II	Scenario III
Net liability	Rate increase	4,179	(86,706)	(177,590)

The probable scenario considers future interest rates obtained at B3 for the maturity dates of the financial instruments exposed to interest rate risks. Scenarios II and III consider an increase in the interest rate of 25% (5.4% per year) and 50% (6.5% per year), respectively, over the CDI rate of 4.35% per year (probably scenario).

d) Credit risk

Credit risk refers to risk of a counterparty not complying with its contract obligations, which would result in financial losses for the Company. The Group’s sales are made to a high number of Natura’s Consultants and this risk is managed through a credit granting process. The result of this management is reflected in the ‘Provision for doubtful accounts’ under “Trade receivables”, as explained in note 8.

The Company is also subject to credit risks related to financial instruments contracted for the management of its business, primarily represented by cash and cash equivalents, short-term investments and derivative instruments.

The Company believes that the credit risk of transactions with financial institutions is low, as these are considered by the Management as prime banks.

The policy for Short-term Investments adopted by the Company’s Management establishes the financial institutions with which the Group can do business and defines fund allocation limits and the amounts that may be invested in each of these financial institutions.

e) Liquidity risk

Effectively managing liquidity risk implies to maintain enough cash and marketable securities, funds available through credit facilities used and the ability to settle market positions.

Management monitors the Group’s consolidated liquidity level considering the expected cash flows against unused credit facilities, as shown in the following table:

	2019	2018
Total current assets	9,430,057	6,455,759
Total current liabilities	(7,518,423)	(4,566,881)

Total net working capital	1,911,634	1,888,878

At December 31, 2019, the carrying amounts of financial liabilities, measured at amortized cost considering interest payments at a floating rate and the value of debt securities reflecting the forward market interest rates on the reporting date may be changed as floating interest rates change. Their respective original maturities, according to their original maturity and also that Company is in compliance with the contract’s covenants, are shown below:

	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Carrying amount
Borrowings, financing and debentures	3,745,157	10,415,659	—	14,160,816	(3,374,443)	10,786,373
Lease	657,483	1,988,671	443,492	3,089,646	(572,081)	2,517,565
Payables to related parties, trade payables and reverse factoring operations	1,829,756	—	—	1,829,756	—	1,829,756

The Company also has the following credit line:

•

Up to seventy million British pounds (£70 million), with no guarantee, that can be withdrawn in installments to meet short-term financing needs of The Body Shop International Limited. This credit line is valid through March 2021 and is renewed automatically at the discretion of The Body Shop International Limited. Interest will be paid according to LIBOR or EURIBOR + 2.0% p.a.

•

Up to one hundred fifty million reais (R$150,000) in an unsecured credit line, which can be withdrawn in installments to meet the short-term financing needs of Natura Cosméticos S.A. This credit line is valid until January 2020. Interest would be paid at the CDI rate + 1.25% p.a.

As of December 31, 2019, the Company had not drawn down on these available credit lines.

5.3 Capital management

The Company’s objectives in managing its capital are to ensure that the Company is continuously capable of offering return to its shareholders and benefits to other stakeholders to maintain an optimal capital structure to reduce this capital cost. The Company monitors capital based on the financial leverage ratios. This ratio corresponds to the net debt divided by the total equity. The net debt corresponds to total borrowings and financings (including short- and long-term borrowings, as shown in the consolidated balance sheet), deducted from cash and cash equivalents and short-term investments (except for “Crer para Ver” funds).

a) Fair Value Estimate

Financial instruments that are measured at fair value at the end of the reporting period as prescribed by IFRS 13 – Fair Value Measurement follow the hierarchy below:

•

Level 1: Evaluation based on prices quoted (unadjusted) in active markets for identical assets or liabilities. A market is considered active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s-length basis;

•

Level 2: Used for financial instruments that are not traded in active markets (for example, over-the-counter derivatives) and whose fair value is determined using valuation techniques that, in addition to the quoted prices, included in Level 1, use other inputs adopted by the market for assets or liabilities, whether directly (i.e. prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for assets or liabilities that are not based on the data adopted by the market (i.e. unobservable inputs).

As of December 31, 2019, and December 31, 2018, the measurement of Group’s derivatives falls under the Level 2 characteristics and there were no changes in levels in the period. The fair value of exchange rate derivatives (swap and forwards) is determined based on the exchange rate at the end of the reporting period, with the resulting amount being discounted to present value.

i) Fair values of financial instruments measured at amortized cost (Level 2)

Short-term investments

The carrying amounts of the short-term investments in Certificates of Bank Deposits measured at amortized cost approximate their fair values as transactions are conducted at floating interest rates.

Borrowings, financing and debentures

The carrying amounts of borrowings, financing and debentures are measured at their amortized cost and disclosed at fair value.

Trade receivables and payables

It is estimated that the carrying amounts of trade receivables and trade payables approximate their fair values in view of the short term of the transactions conducted.

The Group does not maintain any guarantees for past-due receivables and payables.

6.	CASH AND CASH EQUIVALENT

	2019	2018
Cash and banks	3,110,220	823,656
Certificate of Bank Deposits (a)	211,261	47,341
Repurchase agreements (b)	1,192,101	344,051

	4,513,582	1,215,048

(a)

As of December 31, 2019, investments in Certificate of Bank Deposits are remunerated at an average rate of 106.9% of CDI (101.0% of CDI as of December 31, 2018) with daily maturities redeemable with the issuer itself, without significant loss of value.

(b)

Repurchase agreements are securities issued by banks with a commitment by the bank to repurchase the securities, and by the client to resell the security, at a defined rate of interest and within a predetermined term, which are backed by public or private securities (depending on the bank) and are registered with the CETIP. On December 31, 2019, repurchase operations are remunerated at an average rate of 99.9% of CDI (100.0% of the CDI on December 31, 2018).

7.	SHORT-TERM INVESTMENTS

	2019	2018
Loan investment funds	407,928	210,971
Certificate of Bank Deposits (a)	21,327	27,201
Treasury bills	374,690	574,310
Government bonds (LFT)	221,900	402,895
Dynamo Beauty Ventures Ltd. Fund (b)	7,402	—

	1,033,247	1,215,377

Current	1,025,845	1,215,377
Non-current	7,402	—

(a)	The balance on December 31, 2019, related to the “Crer para Ver” line within an Company’s exclusive fund is R$38,018 (R$26,829 on December 31, 2018).
(b)

Natura Cosméticos S.A. became member of a new venture capital vehicle—the Dynamo Beauty Ventures (DBV) fund - whose mission is to identify and invest in emerging brands in cosmetics and well-being segments, the focus on Europe and the USA, acquiring non-controlling interest in companies with tremendous growth potential and innovative business models in the long term.

The Company concentrates most of its investments in an exclusive investment fund. On December 31, 2019 the companies Natura &Co Holding S.A., Natura Cosméticos S.A., Natura Logística e Serviços Ltda, Indústria e Comércio de Cosméticos Natura Ltda., Natura Comercial Ltda., Natura Biosphera Franqueadora Ltda. and Instituto Natura have interest in shares of the Fund Essential Investment.

The value of the shares held by the Company is disclosed under “Investment Fund Exclusive” in the Company financial statements. The financial information of the Investment Fund, which the group has an exclusive interest (100 % of the shares), were consolidated, except for the shares of Instituto Natura, and the values of their portfolio were segregated by type of investment and classified as cash equivalents or short term investments, according to the accounting practices adopted by Natura Cosméticos.

The Essential is a Private Credit Multimarket Investment Fund managed, administrated and by custody of Itaú Unibanco Asset Management. Eligible assets in the portfolio are: government securities, CDBs, financial letters and repurchase agreements. There is no grace period for redemption of shares that may be redeemed at any time.

Breakdown of the exclusive fund portfolio on December 31, 2019 and December 31, 2018 is as follows:

	2019	2018
Certificates of deposit	21,327	73,268
Repurchase agreements	1,192,101	344,051
Treasury bills	374,690	574,310
Government bonds (LFT)	221,900	402,895

	1,810,018	1,394,524

8.	TRADE RECEIVABLES

	2019	2018
Trade receivables	1,793,759	1,820,823
Provision for doubtful accounts	(107,995)	(129,242)

	1,685,764	1,691,581

The balance of trade receivables in Consolidated is basically denominated in Brazilian reais, and approximately 68% of the outstanding balance as of December 31, 2019 (73% as of December 31, 2018), refers to real-denominated transactions. The remaining balance is denominated in several currencies and refers to sales by foreign subsidiaries.

Maximum exposure to credit risk at the reporting date is the carrying amount of each aging range, net of the provision for doubtful accounts, as shown in the aging list below:

	2019	2018
Current	1,501,958	1,491,773
Past due:
Up to 30 days	142,069	139,680
31 to 60 days	36,466	45,981
61 to 90 days	27,789	34,207
91 to 180 days	85,477	109,182
Provision for doubtful accounts	(107,995)	(129,242)

	1,685,764	1,691,581

8.1	Changes in the provision for doubtful accounts

The changes in the provision for doubtful accounts for the period ended December 31, 2019 are as follows:

Balance at December 31, 2017	(117,553)

Additions	(237,884)
Write-offs (a)	228,495
Exchange variation	(2,300)

Balance at December 31, 2018	(129,242)

Additions	(209,515)
Write-offs (a)	232,034
Exchange variation	(1,272)

Balance at December 31, 2019	(107,995)

(a)	Refers to accounts overdue for more than 180 days which are written off when the Company has no expectation of recovering the trade receivable and sales of customer portfolio.

8.2	Aging list of trade receivables and provision for doubtful accounts

The following table shows trade receivables by exposure to doubtful accounts on December 31, 2019 and 2018:

	2019		2018
	Trade receivables	Provision for doubtful accounts	Trade receivables	Provision for doubtful accounts
Current	1,501,958	(38,060)	1,491,773	(13.035)
Past due:
Up to 30 days	142,069	(14,311)	139,680	(15.305)
31 to 60 days	36,466	(6,663)	45,981	(12.798)
61 to 90 days	27,789	(6,333)	34,207	(13.248)
91 to 180 days	85,477	(42,628)	109,182	(74.856)

	1,793,759	(107,995)	1,820,823	(129.242)

9.	INVENTORIES

	2019	2018
Finished products	1,253,145	1,209,975
Raw materials and packaging	253,063	215,813
Promotional material	82,228	95,168
Work in progress	27,346	21,984
Provision for losses	(185,232)	(178,268)

	1,430,550	1,364,672

9.1 Changes in the provision for inventory losses

The changes in the provision for inventory losses for the year ended December 31, 2019 are as follows:

Balance at December 31, 2017	(160,010)
Additions, net (a)	(180,084)
Write-offs (b)	157,341
Exchange Variation	4,485

Balance at December 31, 2018	(178,268)
Additions, net (a)	(147,140)
Write-offs (b)	136,431
Exchange Variation	3,745

Balance at December 31, 2019	(185,232)

(a)	Refer to the recognition of net provision for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the Group’s policy.

(b)	Consist of write-offs of products discarded by the Group.

10.	RECOVERABLE TAXES

	2019	2018
ICMS on purchase of goods (a)	434,832	420,835
Taxes on purchase of goods – subsidiaries abroad	39,475	42,198
Other taxes—foreign subsidiaries	1,825	112
ICMS on purchases of fixed assets	10,628	9,098
PIS and COFINS on purchases of fixed assets (b)	3,826	42,175
PIS and COFINS on purchase of goods(c)	280,087	194,382
Withholding PIS, COFINS and CSLL	2,378	2,085
IPI recoverable (d)	30,190	35,770
Others	1,613	1,238

	804,854	747,893

Current	395,640	379,253
Non-current	409,214	368,640

(a)

Accumulated Brazilian tax on the circulation of goods, interstate and intercity transportations and communication services (ICMS) tax credits were mainly generated from the purchases, which tax rate is higher than average sales rates and by increased exports.

(b)	Brazilian tax for the Integration Program Tax on Revenue (PIS) and Social Security Funding Tax on Revenue (COFINS)
(c)

Credits recognition related to the exclusion of the ICMS on the basis of calculation of PIS and COFINS, whose definition occurred during the financial year 2019 and credit arising from the calculation process for single-phase products.

(d)	Tax on Manufactured Products (IPI)

11.	INCOME TAX AND SOCIAL CONTRIBUTION

a)	Deferred

Deferred Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) result from temporary differences in the Group. The balance of deferred taxes on tax losses and tax loss carryforwards was also recognized in certain subsidiaries and the Company.

The amounts are as follows:

i) Breakdown of deferred income tax and social contribution – Assets:

	2019	2018
Tax loss carryforwards and negative basis of social contribution tax	193,566	235,302
Allowance for doubtful accounts	51,151	28,215
Allowance for losses on inventories	50,593	47,509
Provision for tax, civil and labor contingencies (note 20)	53,377	68,305
Effect of changes in fair value of derivative instruments, including hedge accounting transactions (note 5.2.)	(247,163)	(177,212)
Provision for ICMS – ST (note 20)	24,659	41,129
Allowances for losses on advances to suppliers	898	2,789
Accrued benefits sharing and partnerships	17,483	14,590
Provision for profit sharing	54,427	77,912
Adjustment to useful life of assets	(118,632)	(128,367)
Provision carbon credits	8,297	4,208
Profit not realized in inventories	32,899	25,604
Provision for losses—property and intangible assets	(4,509)	9,048
INSS with Suspended Liability (note 20)	17,757	14,250
Lease	22,268	14,325
Other temporary differences (a)	60,886	55,694
Post-employment healthcare plan	33,589	26,827
Fair value of identifiable net assets in business combinations of Emeis Holdings Pty Ltd	(24,516)	(24,912)
Stock option plan	112,095	39,950
Others expenses provision	35,323	23,234

Total	374,448	398,400

Deferred income tax and social contribution assets	769,268	728,892

Deferred income tax and social contribution liabilities	(394,820)	(330,492)

Income tax and social contribution	374,448	398,400

(a)

Refers to (i) the recognition of a provision to comply with accrual-basis accounting, reflecting the actual expenses incurred in the period, but without the issuance of invoices by suppliers, and (ii) deferred revenues

Management assesses the possibility of offsetting deferred income tax assets and deferred income tax liabilities according to each jurisdiction. As a result, there is only one income tax liability position for The Body Shop International Limited.

ii) Breakdown of deferred income tax and social contribution –Liabilities:

	2019	2018
Fair value of identifiable net assets in business combination (a)	450,561	431,534

a)	The balance includes deferred income tax liability on the fair value of net identifiable assets in the acquisition of The Body Shop International Limited.

Management’s expectation is that tax credits will be realized as follows:

2020	444,258
2021	146,624
2022	83,635
2023	36,050
2024	14,963
2025 onwards	43,738

769,268

With respect to tax credits on tax loss carryforwards and temporary differences, on the foreign subsidiaries listed below are not fully recorded due to the history of lack of taxable profit and taxable profit projections for the coming fiscal years.

As of December 31, 2019, and December 31, 2018, the amounts of tax losses on these subsidiaries are shown as follows:

Tax Loss	2019	2018
Natura (France e USA)	449,378	382,971
Aesop (Substantially by operations in the US, Germany and Brazil)	46,381	47,659
The Body Shop (Operations in the US, France and Brazil)	384,757	406,556

	880,516	837,186

b)	Reconciliation of income tax and social contribution:

	2019	2018
Income / (loss) After Taxes on Company formation	304,566	—
Taxes on Company formation(c)	206,592	—
Income / (loss) before income tax and social contribution excluding Taxes on Company formation	511,158	637,405
Income tax and social contribution at the rate of 34%	(173,794)	(228,958)
Benefit of expenses with research and technological innovation—Law nº 11.196 / 05 (a)	19,228	—
Tax incentives	12,457	10,794
Subsidy for investments (b)	24,864	12,505
Effect from differences of tax rates of entities abroad	26,907	14,077
Recognition of prior-year tax losses – USA and Mexico	—	70,065
Taxation of profits of subsidiaries abroad	(60,305)	(12,694)

Unrecognized tax loss in the year	(8,893)	(11,799)
Tax Benefits of interest on equity (IOE)	37,628	40,208
Income tax contingency in international operations	(13,120)	—
Post-employment healthcare plan	—	30,082
Exercise of stock options and restricted stock plans	9,697	—
Other permanent differences	(23,769)	(49,306)

Income tax and social contribution expenses	(149,099)	(125,026)

Income tax and social contribution—current	(94,781)	(182,324)
Income tax and social contribution—deferred	(54,318)	57,298
Effective Rate- %	29,2	18,6

(a)

Refers to the tax benefit instituted by Law No. 11,196 / 05, which allows deduction directly in the calculation of income tax and the social contribution of the amount corresponding to 60% of the total expenses with research and technological innovation, observing the rules established in that Law.

(b)	The Company has ICMS tax incentives resulting from its regular operations (Investment subsidizing).
(c)

Tax on corporate formation resulted from the difference between the book value of Natura and the acquisition cost used for the purpose of contributing shares issued by Natura to the Company’s capital stock (Note 22c). Management believes that, although the amount of the referred special equity reserve formed part of the taxable income for tax purposes in Brazil the nature of this amount is different from the nature of other sources of taxable income in scope of IAS 12. The key differences are that (i) the Company has not generated any taxable profits and this tax is levied essentially on the equity increase that generates the special reserve for statutory purposes; (ii) the creation of the special reserve is, in substance, a reclassification matter; (iii) the tax is levied on the entity as a result of an additional equity increase from the contribution made in the Company; and (iv) future profits of the Company as well as future and historical profits of Natura will continue to be taxed in accordance with the tax legislation. The tax on the Company’s formation was recognized in the income statement and presented as “Taxes on Company formation”.

The changes in deferred asset and liability income tax and social contribution for the period ended December 31, 2019 were as follows:

	Asset	Liability
Balance at December 31, 2017	344,153	(422,369)

Effect on profit or loss	52,384	4,914
Reserve for grant of options and restricted shares	12,167	—
Effect on other comprehensive income	26,916	—
Exchange variation on other comprehensive income	39	(51,338)
Transfer between deferred income tax and social Contribution liability and asset	(37,259)	37,259

Balance at December 31, 2018	398,400	(431,534)

Effect on profit or loss	(67,136)	12,817
Reserve for grant of options and restricted shares	44,844	—
Effect on other comprehensive income	(31,881)	—
Exchange variation on other comprehensive income	30,221	(31,844)

Balance at December 31, 2019	374,448	(450,561)

12.	JUDICIAL DEPOSITS

Represent the restricted assets of the Group related to amounts deposited and held by the courts until the litigation to which they are related is resolved.

The judicial deposits of the Group as of December 31, 2019 and December 31, 2018 are as follows:

	2019	2018
Unaccrued tax lawsuits (a)	203,403	173,027
Accrued tax lawsuits (b)	116,415	140,750
Unaccrued civil lawsuits	2,541	2,822
Accrued civil lawsuits (note 20)	426	649
Unaccrued labor lawsuits	8,683	6,991
Accrued labor lawsuits (note 20)	5,787	9,338

Total judicial deposits	337,255	333,577

(a)	The proceedings related to these judicial deposits are mainly related to ICMS - ST, highlighted on note 19 (a) - contingent liability - possible risk of loss.
(b)	The lawsuits related to these judicial deposits are mainly related to the sum of amounts disclosed in note 20, item (b) and the amount accrued as explained in the note 19.

Changes in the balances of escrow deposits for the period ended December 31, 2019 are presented below:

Balance at December 31, 2017	319,433

New deposits	19,691
Redemptions	(13,948)
Interests	13,780
Write-offs for expenses	(5,379)

Balance at December 31, 2018	333,577

New deposits	2,542
Redemptions	(7,556)
Interests	13,352
Write-offs for expenses	(4,660)

Balance at December 31, 2019	337,255

In addition to judicial deposits, the Company has contracted performance bonds for certain lawsuits. Details of these insurance policies are presented in note 32.

13.	OTHER CURRENT AND NON-CURRENT ASSETS

	2019	2018
Marketing and advertising advances	28,669	48,429
Supplier advances	102,225	76,707
Employee advances	13,983	12,965
Rent advances and guarantee deposits (a)	96,202	96,177
Prepaid insurance expenses	29,647	7,535
Customs broker advances—Import taxes	34,932	14,866
Assets held for sale	—	160
Carbon credits	3,508	10,317
Other	39,868	47,475

	349,034	314,631

Current	265,198	263,025
Non-current	83,836	51,606

(a)

Mainly related to: (i) advances of rental agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop International Limited, in accordance with the exemptions on IFRS 16; and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop International Limited and Emeis Holdings Pty Ltd. which will be returned by the lessor at the end of the rental agreements.

14.	PROPERTY, PLANT AND EQUIPMENT

	Useful life range (in years)	2018	Additions	Write-offs	Reversal of impairment	Transfers	Other changes including exchange variation	2019
Cost Value:
Vehicles	2 to 5	78,072	12,463	(41,883)	—	99	(3,173)	45,578
Templates	3	203,814	1,499	(23,823)	—	10,874	192	192,556
Tools and accessories	3 to 20	8,161	314	(445)	—	3,910	34	11,974
Facilities	3 to 60	310,282	49	—	—	(1,534)	975	309,772
Machinery and accessories	3 to 15	819,919	9,563	(1,259)	—	54,336	(16,108)	866,451
Leasehold improvements	2 to 20	577,217	46,869	(23,243)	(1,958)	20,645	(4,427)	615,103
Buildings	14 a 60	940,002	2,245	—	(887)	(555,221)	818	386,957
Furniture and fixture	2 to 25	362,817	40,118	(3,031)	(3,514)	16,978	(15,641)	397,727
Land	—	30,525	—	—	—	4,653	(21)	35,157
IT equipment	3 to 15	263,524	21,976	(3,902)	—	18,483	(2,853)	297,228
Projects in progress	—	103,463	204,107	(2,247)	—	(146,598)	(2,714)	156,011

Total cost		3,697,796	339,203	(99,833)	(6,359)	(573,375)	(42,918)	3,314,514

Depreciation value:
Vehicles		(31,784)	(15,832)	27,478	—	(7)	3,221	(16,924)
Templates		(191,501)	(8,314)	23,739	—	148	(10)	(175,938)
Tools and accessories		(2,954)	(687)	410	—	—	(24)	(3,255)
Facilities		(147,309)	(20,703)	—	—	1,234	(584)	(167,362)
Machinery and accessories		(379,050)	(56,617)	657	—	—	18,274	(416,736)
Leasehold improvements		(217,167)	(90,281)	19,089	—	5,292	15,696	(267,371)
Buildings		(191,422)	(7,315)	—	—	96,558	394	(101,785)
Furniture and fixture		(138,078)	(78,988)	2,734	—	(184)	20,543	(193,973)
IT equipment		(161,817)	(44,606)	3,443	—	(936)	6,635	(197,281)

Total accrued depreciation		(1,461,082)	(323,343)	77,550	—	102,105	64,145	(1,540,625)

Net total		2,236,714	15,860	(22,283)	(6,359)	(471,270)	21,227	1,773,889

	Useful life range (in years)	2017	Additions	Write-offs	Reversal of impairment	Transfers	Other changes including exchange variation	2018
Cost Value:
Vehicles	2 to 5	73,775	25,215	(20,835)	—	320	(403)	78,072
Templates	3	219,402	95	(23,925)	—	7,930	312	203,814
Tools and accessories	3 to 20	6,404	57	—	—	1,499	201	8,161
Facilities	3 to 60	297,943	3,961	(223)	—	2,108	6,493	310,282
Machinery and accessories	3 to 15	783,134	11,213	(433)	—	4,807	21,198	819,919
Leasehold improvements	2 to 20	668,255	33,549	(9,477)	(128)	62,324	(177,306)	577,217
Buildings	14 to 60	965,596	440	(94)	57	9	(26,006)	940,002
Furniture and fixture	2 to 25	797,929	34,887	(585)	(2,896)	11,373	(477,891)	362,817
Land	—	30,525	—	—	—	—	—	30,525
IT equipment	3 to 15	294,401	24,488	(2,093)	582	18,460	(72,314)	263,524
Projects in progress	—	78,414	157,829	(3,214)	—	(132,542)	2,976	103,463

Total cost		4,215,778	291,734	(60,879)	(2,385)	(23,712)	(722,740)	3,697,796

Depreciation value:
Vehicles		(29,633)	(16,524)	14,065	—	10	298	(31,784)
Templates		(201,313)	(14,710)	24,567	—	4	(49)	(191,501)
Tools and accessories		(2,393)	(407)	—	—	—	(154)	(2,954)
Facilities		(128,540)	(17,333)	—	—	(1)	(1,435)	(147,309)
Machinery and accessories		(327,579)	(56,399)	257	—	—	4,671	(379,050)
Leasehold improvements		(385,286)	(82,950)	7,867	—	529	242,673	(217,167)
Buildings		(158,801)	(43,092)	—	—	—	10,471	(191,422)
Furniture and fixture		(508,942)	(89,478)	458	—	269	459,615	(138,078)
IT equipment		(196,617)	(45,426)	2,061	—	239	77,926	(161,817)

Total accrued depreciation		(1,939,104)	(366,319)	49,275	—	1,050	794,016	(1,461,082)

Net total		2,276,674	(74,585)	(11,604)	(2,385)	(22,662)	71,276	2,236,714

15. INTANGIBLES

	Useful life range (years)	2018	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Other changes including exchange variation (f)	2019
Cost value:
Software	2,5 to 10	1,089,900	83,064	(546)	—	118,442	22,230	1,313,090
Trademarks and patents (Defined useful life)	25	111,801	—	—	—	(154)	5,158	116,805
Trademarks and patents (Indefinite useful life)	—	2,040,067	—	—	—	—	131,518	2,171,585
Goodwill Emeis Brazil Pty Ltd. (a)	—	96,867	—	—	—	—	3,370	100,237
Goodwill The Body Shop International Limited (b)	—	1,348,670	—	—	—	—	85,699	1,434,369
Goodwill acquisition of The Body Shop stores	—	1,456	—				—	1,456
Relationship with retail clients	10	1,740	—	—	—	—	247	1,987
Key money (indefinite useful life) (c)	—	102,310	—	—	—	(101,001)	16,492	17,801
Key money (Defined useful life) (d)	3 to 18	48,888	—	—	2,818	(39,283)	24	12,447
Relationship with franchisees and sub franchisees (e)	15	590,588	—	(17,958)	—	(371)	30,699	602,958
Other intangible assets	2 to 10	121,697	145,483	(1,133)	—	(146,364)	(9,395)	110,288

Total cost		5,553,984	228,547	(19,637)	(2,818)	(168,731)	286,042	5,883,023

Amortization value:
Software		(483,666)	(169,174)	6,817	—	270	(3,594)	(649,347)
Trademarks and patents		(37,898)	(4,330)	—	—	154	(2,034)	(44,108)
Key money		(2,835)	—	—	—	7,336	(6,698)	(2,197)
Relationship with retail clients		(1,149)	(194)	—	—	—	(596)	(1,939)
Relationship with franchisees and sub franchisees		(55,508)	(43,150)	—	—	371	2,515	(95,772)
Other intangible assets		(22,383)	(1,601)	585	—	261	9,979	(13,159)

Total accrued amortization		(603,439)	(218,449)	7,402	—	8,392	(428)	(806,522)

Net total		4,950,545	10,098	(12,235)	2,818	(160,339)	285,614	5,076,501

	Useful life range (years)	2017		Additions	Write-offs	Reversal (provision) of impairment	Transfers	Other changes including exchange variation (f)	2018
Cost value:
Software	2,5 to 10	1,104,603		189,969	(3,702)	90	8,299	(87,663)	1,211,597
Trademarks and patents (Defined useful life)	25	103,076		610	—	—	—	8,115	111,801
Trademarks and patents (Indefinite useful life)	—	1,833,790		—	—	—	—	206,277	2,040,067
Goodwill Emeis Brazil Pty Ltd. (a)	—	91,302		—	—	—	—	5,565	96,867
Goodwill The Body Shop International Limited (b)	—	1,177,377		—	—	—	—	171,293	1,348,670
Goodwill acquisition of The Body Shop stores	—	—		1,434	—	—	—	22	1,456
Relationship with retail clients	10	1,638		—	—	—	—	102	1,740
Key money (indefinite useful life) (c)	—	57,863		3,357	(2,169)	(4,236)	17,175	30,320	102,310
Key money (Defined useful life) (d)	3 to 18	95,733		4,709	(419)	(1,985)	(1,171)	(47,979)	48,888
Relationship with franchisees and sub franchisees (e)	15	586,059		—	—	—	—	4,529	590,588

Total Cost		5,051,443		200,079	(6,290)	(6,131)	24,303	290,580	5,553,984

Amortization value:
Software		(476,269)		(156,919)	1,419	—	(1,713)	127,430	(506,049)
Trademarks and patents		(9,686)		(13,403)	—	—	—	(14,809)	(37,898)
Key money		(26,128)		(10,089)	418	—	72	32,892	(2,835)
Relationship with retail clients		(503)		(589)	—	—	—	(57)	(1,149)
Relationship with franchisees and sub franchisees		(63,248	)-	(42,592)	—	—	—	50,332	(55,508)

Total accrued amortization		(575,834)		(223,592)	1,837	—	(1,641)	195,791	(603,439)

Net total		4,475,609		(23,513)	(4,453)	(6,131)	22,662	486,371	4,950,545

a)	Goodwill on Emeis Holdings Pty Ltd. acquisition, classified as future economic benefits from synergies. It does not have defined useful life and it is subject to annual impairment tests;
b)	Goodwill arising from the acquisition of The Body Shop, classified as future economic benefits from synergies. It does not have defined useful life and it is subject to annual impairment tests;
c)

Key money with an indefinite useful life refers to payments made to a former lessee for the right to rent the property in accordance with the lease agreement and which may be negotiated later with future lessees, in case the lease contract ends. This balance was considered as the scope of the lease standard (IFRS 16), applicable from January 1, 2019 (note 3.28). The balance not reclassified to the Right to Use the asset, refers to contracts that the standard exempts on the initial date as short-term contracts. The balance is not amortized and is subject to an annual impairment test;

d)

Key money with definite useful life refers to payments made to a former lessee for the right to rent the property in accordance with the lease agreement and which may not be negotiated or recovered later. This balance was considered as the scope of the lease standard (IFRS 16), applicable from January 1, 2019 (note 3.28). The balance not reclassified to the Right to Use the asset, refers to contracts that the standard exempts on the initial date as short-term contracts. The balance is amortized over the term of the contracts;

e)

The balance refers to identifiable intangible assets from relationship with The Body Shop franchisees and sub-franchisees (relationship where the franchisee owns all rights to operate within a territory) and sub-franchisees (relationship where a franchisee operate a single store within a market), with estimated useful life of 15 years; In 2019 there is a write-off related to agreements with sub-franchisees in Brazil.; and

f)	Includes inflation adjustment of Natura Argentina.

a) Impairment testing of intangible assets as an indefinite useful life

Goodwill from the expected future profitability of acquired companies and intangibles assets with indefinite useful life was allocated to the CGU groups. In accordance with IAS 36 - Impairment of Assets, when a CGU or a group of CGUs have an intangible asset with indefinite useful life allocated, the Company must test it for impairment annually. CGU groups with intangible assets with indefinite useful life as of December 31, 2019 are presented bellows:

	2019
CGU Group / Operating Segment	Trademarks and patents	Goodwill	Total
Aesop	—	100,238	100,238
The Body Shop	2,169,019	1,434,369	3,603,388
Others	2,566	—	2,566

Total	2,171,585	1,534,607	3,706,192

The main assumptions used to calculate the fair value less cost to sell on December 31, 2019 are presented below:

	Aesop	The Body Shop
Measurement of impairment value (fair value less cost of disposal)	Discounted cash flow

Projected cash flow	Operating business cycle (approximately 5 years) with perpetuity.	Operating business cycle (approximately 5 years) with perpetuity.

Budgeted gross margin	Average of gross margin based on history and projections for the following 5 years.	Average of gross margin based on history and projections for the following 5 years.

Estimated costs	Costs based on historical data and market trends, optimization of retail operations (renewal of the geographic presence of stores, revitalization of the franchise network) and physical expansion with growth in market share.

Growth rate in perpetuity (*)	Constant growth of 2.5%.	Constant growth of 2.0%.

Discount rate	These cash flows were discounted using a discount rate after taxes of 11.52% p.a. for The Body Shop and 12.34% p.a. for Aesop in real terms. The discount rate was based on the weighted average cost of capital that reflects the specific risk of each segment.

(*)	Based on the inflation applicable to the host country of each segment, based on public information released by the International Monetary Fund.

The Company conducted a sensitivity analysis of (i) the discount rate and (ii) the growth rate in perpetuity, due to their potential impacts on cash flows. A 1 p.p. increase in the discount rate or a 1 p.p. decrease in the growth rate in perpetuity of the cash flow of each CGU group would not result in the need to recognize a loss. Based on the analyses conducted by Management, there was no need to record impairment losses for the balances of these assets in the year ended December 31, 2019.

16.	RIGHT OF USE AND LEASE

(a) Right of use

	Useful life in Years (i)	First-time adoption (Note 3.28)	Additions	Write-offs	Transfers (ii)	Others changes	2019
Cost Value:
Vehicles	3	—	40,069	(146)	—	95	40,018
Machinery and equipment	3 to 10	—	14,954	(40)	—	664	15,578
Facilities	3 to 10	103,945	187,294	—	481,235	12,426	784,900
IT equipment	10	—	279	—	—	4	283
Retail stores	3 to 10	1,819,951	416,250	(76,022)	150,374	39,824	2,350,377
Tools and accessories	3	—	2,650	—	—	153	2,803

Total cost		1,923,896	661,496	(76,208)	631,609	53,166	3,193,959

Depreciation value:
Vehicles		—	(8,083)	38	—	(64)	(8,109)
Machinery and equipment		—	(4,126)	—	—	(191)	(4,317)
Facilities		—	(95,734)	—	—	(1,456)	(97,190)
IT equipment		—	(209)	—	—	(5)	(214)
Retail stores		—	(466,590)	(2,968)	—	6,226	(463,332)
Tools and accessories		—	(882)	—	—	(54)	(936)

Total accrued depreciation		—	(575,624)	(2,930)	—	4,456	(574,098)

Net total		1,923,896	85,872	(79,138)	631,609	57,622	2,619,861

i)

The applied useful lives refer to agreements the Company is certain that it will use the underlying assets of the lease agreements in accordance with contractual conditions. On January 1, 2019, they corresponded to the remaining period of the agreements in force on the date of transition of the Lease standard.

ii)

Balances of Financial Lease recorded as Property, Plant and Equipment on December 31, 2018, of which R$481,235 at the consolidated, and balances of key money of retail stores, transferred from intangible assets, in the amount of R$150,374 at the consolidated.

Values recognized in the income statement during 2019
Financial expense on lease	134,579
Amortization of right of use	575,624
Appropriation in the result of variable lease installments not included in the measurement of rental liabilities	31,023
Sublease revenue	(2,698)
Short-term rental expenses and low-value assets	126,067
Expenses related to leases	22,214

Total	886,809

Values recognized in the financing cash flow statement Payment of leasing (principal)	497,905
Values recognized in the operating cash flow statement Payment of leasing (interest)	134,579
Variable lease payments not included in the measurement of rental liabilities	11,199
Short-term lease payments and low-value assets	69,162
lease-related payments	26,460

Total	739,305

b) Lease obligation

	2019	2018
Current	542,088	68,764
Non-current	1,975,477	377,471

The following table shows the changes in the balance of lease obligations for the year ended December 31, 2019:

Balance on December 31, 2018 (i)	446,235

First-time adoption of IFRS 16	1,949,739
New agreements	627,889
Payment of leasing (principal)	(497,905)
Payment of leasing (interest)	(134,579)
Recognition of financial charges	134,579
Write-offs (ii)	(86,319)
Translation effects (other comprehensive income)	77,926

Balance on December 31, 2019	2,517,565

(i)	Refers to balances of Finance Lease, in accordance with standard IAS 17 – Leases, effective until December 31, 2018; and
(ii)	Mainly related to termination contracts related to lease of stores.

Maturities of the balance of non-current lease liabilities are shown below:

	2019	2018
2021	374,746	86,638
2022	361,688	57,942
2023	358,274	55,422
2024 onwards	880,769	177,469

	1,975,477	377,471

The table below shows the rates practiced, according to the deadlines:

Contracts maturity	Rate % p.a.
1 year	1.9 to 10.5
2 years	3.9 to 9.5
3 years	5.8 to 10.6
4 years	1.9 to 11.3

5 years	6.9 to 14.0

6 years	1.9 to 10.2
9 years	8.2
10 years	13.6
15 years	9.0

17.	BORROWINGS, FINANCING AND DEBENTURES

	2019	2018	Reference
Local Currency
Financing Agency for Studies and Projects (FINEP)	101,988	135,618	A
Debentures (a)	4,251,231	4,680,665	B
BNDES	35,390	73,384	C
BNDES – FINAME	183	735	D
Working capital – Operation Peru	—	20,979	E
Working capital – Operation Mexico	31,802	10,017	F
Working capital – Operation Aesop	100,438	59,850	G
Promissory Notes	2,883,382	—	H

Total in local currency	7,404,414	4,981,248

Foreign Currency
BNDES	8,030	17,137	I
Export Credit note (NCE)	81,210	—	J
Notes	3,090,490	2,995,760	K
Resolution no 4131/62	202,230	—	L

Total in foreign currency	3,381,960	3,012,897

Overall total	10,786,374	7,994,145

Current	3,354,355	1,113,095
Non-current	7,432,019	6,881,050
(a) Debentures
Current	246,017	934,359
Non-current	4,005,214	3,746,306

Reference	Currency	Maturity	Charges	Effective interest rate	Guarantees

A	Real	June 2023	Interest of 3.5% p.a. for the installment maturing in June 2023	3.5% p.a. for installments with expiration on June 2023	Guarantee of Natura Cosméticos S.A.

B	Real	August 2024	Interest of 109% to 112% of the CDI and 1.4% + CDI (Interbank Deposit Certificate), 1.75% + CDI, 1.00% + CDI and 1.15% + CDI, maturing in March 2020, September 2020, September 2021, September 2022 and August 2024.	109.5% - 113.1% CDI+1.15% - CDI+1.79%	None

C	Real	Through September 2021	Brazilian long-term interest rate (TJLP) + interest of 0.5% p.a. to 3.96% p.a. and fixed-rate contracts of 3.5% p.a. to 5% p.a. (PSI) (b)	TJLP + interest of 0.5% p.a. to 3.96% p.a. and fixed-rate contracts of 3.5% p.a. to 5% p.a. (PSI	Bank-issued guarantee letter

D	Real	Through March 2021	Interest of 4.5% p.a. + TJLP for contracts up to 2012 and for contracts executed as of 2013 fixed rate of 3% p.a. (PSI) (b); Contracts in August 2014 in May 2016 at fixed rate of 6% p.a. to 10.5% p.a.	Interest of 4.5% p.a. + TJLP for contracts up to 2012 and for contracts executed as of 2013 fixed rate of 3% p.a. (PSI) (b); Contracts in August 2014 in May 2016 at fixed rate of 6% p.a. to 10.5% p.a.	Fiduciary sale, guarantee of Natura Cosméticos S.A. and promissory notes

E	Peruvian Sol	July 2019	Interest of 3.99% p.a.	Interest of 3.99% p.a.	Guarantee of Natura Cosméticos S.A.

F	Mexican peso	February 2021 and October 2020	Interest of 1.15% p.a. + TIIE (c)	Interest of 1.15% p.a. + TIIE (c)	Guarantee of Natura Cosméticos S.A.

G	Australian dollar	August 2021	USD Libor + interest of 0.92% p.a.	USD Libor + interest of 0.92% p.a.	Bank-issued guarantee letter

H	Real	December 2020	2.00% + CDI	CDI + 3,11%	Real guarantee of shares alienated from Natura Cosméticos S.A.

I	Dollar	October 2020	Interest of 1,8% p.a. a 2,3% p.a. + Resolucion no 635 (a)	Interest of 1,8% p.a. a 2,3% p.a. + Brazilian Resolution 635	Guarantee of Natura Cosméticos S.A. and bank-issued guarantee letter

J	Dollar	October 2020	Libor + interest 0.87% p.a. (a)	Libor + interest 0.87% p.a.	None

K	Dollar	February 2023	Interest of 5.375% p.a. (a)	6,1%	None

L	Dollar	May 2022	Libor +interest 1.1% p.a. (a)	Libor +interest 1.1% p.a. (a)	Guarantee of the subsidiary Indústria e Comércio de Cosméticos Natura Ltda.

(a)	Loans and financing for which swap contracts (CDI) were entered into. These loans and financing are not being shown net of their derivatives;
(b)	PSI-Investment Support Program; and
(c)	TIIE-interest rate of interbank equilibrium Mexico.

Changes in the balances of borrowings, financings and debentures for the year ended December 31, 2019 are presented below:

Balance at December 31, 2018	7,994,145

New borrowings and financing	5,346,145
Amortizations	(2,643,575)
Financial charges accrued	494,422
Payment of financial charges	(499,798)
Exchange variation (unrealized)	88,097
Exchange variation (realized)	5,903
Translation effects (other comprehensive income)	1,035

Balance at December 31, 2019	10,786,374

a)	Refers mainly reclassified leasing balances; and balances reclassified from government grants considering BNDES loans

Maturities of non-current borrowings, financing and debentures liabilities are as follows:

	2019	2018
2020	—	1,372,755
2021	2,279,759	2,226,402
2022	527,596	324,257
2023 onwards	4,624,664	2,957,636

	7,432,019	6,881,050

A description of the main bank loan and financing agreements as of December 31, 2019 is as follows:

a) Description on bank loans and financing

i) Debentures

On February 25, 2014, the Company conducted the 5th issuance of unsecured, registered debentures, not convertible into shares, amounting to R$ 600,000. A total of sixty thousand (60,000) debentures were issued, of which twenty thousand (20,000) debentures allotted in the 1st series, due on February 24, 2017, in the amount of R$ 214,385, twenty thousand (20,000) debentures allocated in the 2nd series, due on February 25, 2018, and twenty thousand (20,000) debentures allocated in the 3rd series, due on February 25, 2019, with remuneration corresponding to 107.00%, 107.5% and 108% of the accumulated variation of the average daily Interbank Deposits—DI, respectively.

On March 16, 2015, the Company carried out the 6th issuance of registered, non-convertible and unsecured debentures of the Company, amounting to R$ 800,000. The issuance consisted of eighty thousand (80,000) debentures, of which forty thousand (40,000) were in the 1st series, maturing on March 16, 2018, twenty-five thousand (25,000) were in the 2nd series, maturing on March 16, 2019, and fifteen thousand (15,000) were in the 3rd series, maturing on March 16, 2020, remunerated at 107%, 108.25% and 109% respectively, of the accumulated variation of the average daily rate of Interbank Deposits (DI).

On September 28, 2017, the Company carried out the 7th issuance of registered, book-entry, non-convertible, unsecured debentures, in the total amount of R$ 2,600,000. A total of two hundred and sixty thousand (260,000) debentures were issued, of which seventy-seven thousand and two hundred seventy-three (77,273) were allocated in the 1st series, with maturity on September 25, 2020, and one hundred eighty-two thousand and seven hundred twenty-seven (182,727) allocated in the 2nd series, with maturity on September 25, 2021, remunerated at CDI rate + 1.4% p.a. and CDI rate + 1.75% p.a., respectively.

On February 16, 2018, the Company carried out the 8th issuance of non-convertible and unsecured debentures, with personal guarantee, in a single series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476 of January 16, 2009 (“Issuance”, “Restricted Offering”, “Debentures”, “CVM Instruction 476”, respectively), in the aggregate amount of R$ 1,400,000, whose proceeds will be used to settle the balance promissory notes. Compensatory interest was paid in three (3) installments, starting on the issuance date, with the first payment on August 14, 2018 and other payments on February 14, 2019 and maturity date on August 14, 2019. On September 28, 2018, there was partial amortization of one billion reais (R$ 1,000,000) due to early maturity, early optional redemption and optional extraordinary amortization, established in the indenture, and remuneration corresponding to 110% of accumulated variation of daily average rates of Interbank Deposits – DI. The debt balance of the 8th issuance amounting to R$ 400,000 was settled on maturity date, that is, August 14, 2019.

On September 21, 2018, the Company carried out the 9th issuance of non-convertible unsecured debentures, with personal guarantee, in three series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476 of January 16, 2009 (“Issuance”, “Restricted Offering”, “Debentures”, “CVM Instruction 476”, respectively), in the aggregate amount of R$ 1,000,000, used in the partial early amortization of R$ 1,000,000 related to the 8th issuance. The issuance consisted of one hundred thousand (100,000) debentures, of which thirty-eight thousand and nine hundred four (38,904) were in the 1st series, maturing on September 21, 2020, thirty thousand and eight hundred thirty-one (30,831) were in the 2nd series, maturing on September 21, 2021, and thirty thousand and two hundred sixty-five (30,265) were in the 3rd series, maturing on September 21, 2022, and paying remuneration corresponding to 109.5%, 110.5% and 112%, respectively, of the cumulative variation of the average daily rates of Interbank Deposits (DI).

On July 22, 2019, the Company carried out the 10th issuance of non-convertible unsecured debentures in four series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476 of January 16, 2009 (“Issuance”, “Restricted Offering”, “Debentures” and “CVM Instruction 476”, respectively), in the aggregate amount of R$ 1,576,450. A total of one hundred fifty-seven, six hundred forty-five (157,645) registered, book-entry, non-convertible and unsecured debentures were issued in four series, without the issuance of provisory or final certificates, at a nominal unit value of ten thousand reais (R$ 10,000), of which forty thousand (40,000) were in the 1st series, maturing on August 26, 2024, nine thousand, five hundred seventy (9,570) in the 2nd series, maturing on August 26, 2024, sixty-eight thousand, six hundred twenty-three (68,623) in the 3rd series, maturing on August 26, 2024, and thirty-nine thousand, four hundred fifty-two (39,452) in the 4th series, maturing on August 26, 2024, and paying remuneration corresponding to 100% of the cumulative variation of the average daily rates of Interbank Deposits (DI) plus 1% for the 1st series and 100% of the cumulative variation of the average daily rates of Interbank Deposits (DI) plus 1.15% for other series.

The funds from the 10th issuance were used: 1st grade: full amortization of the 8th issuance of debentures in the amount of R$ 400,000, 2nd grade: partial amortization of the 3rd grade of the 6th issuance in the amount of R$ 92,820, 3rd grade: partial amortization of the 1st grade of the 7th issuance in the amount of R$ 664,090, 4th grade: partial amortization of the 1st grade of the 9th issuance in the amount of R$ 382,960.

The appropriation of costs related to the issuance of debentures in the year ended December 31, 2019 was R$ 4,760 (R$ 19,307 as of December 31, 2018), recorded on a monthly basis under financial expenses, in accordance with the effective interest rate method. Issuance costs to appropriate totaled R$ 13,354 as of December 31, 2019 (R$ 8,986 as of December 31, 2018).

ii) Notes

On February 1, 2018, a total of US$ 750 million was raised at a rate of 5.375% p.a. from maturing on February 1, 2023, with semiannual payments in February and August.

The proceeds from the Notes issued were fully used to pay part of the liabilities of the Company arising from the 3rd issuance of 74 commercial promissory notes, in a single series, in the amount R$ 3.7 billion, which were issued to finance the acquisition of The Body Shop International Limited.

Simultaneously to the issuance of the Notes in the international market, the Company contracted derivative instruments (“swaps”) to eliminate from profit or loss the exchange variations arising from the exposures of the principal contracted and interest owed in accordance with the contractual maturities of the respective issuance.

The appropriation of costs related to the issuance of Notes in the year ended December 31, 2019 was R$ 6,737 (R$ 5,364 on December 31, 2018), recorded on a monthly basis under financial expenses, in accordance with the effective interest rate method. Issuance costs to appropriate totaled R$ 22,782 on December 31, 2019 (R$ 26,167 on December 31, 2018).

iii) Export Credit nota (NCE)

On October 2, 2019, there was the funding of R$ 83.34 million, with the purpose of cash reinforcement, for working capital purposes, of Industria e Comércio de Cosméticos Natura Ltda. Said loan had been contracted for a period of one year, with maturity of interest quarterly and the principal at the end. The operation is linked to a perfect hedge at a cost of CDI + 0.60% p.a

Concomitant with the issuance of Export Credit Note (NCE) in the international market, the Company contracted derivative financial instruments (“swaps”) in order to eliminate exchange rate variations generated by the main interest due according to the contractual maturities of the respective issuance.

iv) Resolution no 4131/62

The Company takes out Letter of Credit– Transfer of Funds Raised Abroad in foreign currency via Resolution 4,131/62 with financial institutions due to favorable rates under certain circumstances. The funds raised in this operation will be allocated to finance the company’s working capital.

On May 20, 2019, a total of US$ 50 million was raised at Libor + 1.1% p.a. + the exchange rate variation, with semiannual interest payments in May and November, and maturing on May 20, 2022.

v) Promissory Notes

On December 20, 2019, the 1st issuance of Commercial Promissory Notes took place in two series, with R$ 2,200 million for the Commercial Notes of the first series, which were settled on January 14, 2020, and R$ 700 million for the Commercial Notes of the second series. The Commercial Notes were publicly distributed with restricted placement efforts, pursuant to CMV instruction No. 476 of January 16, 2009. The allocation of the resources of the first series was for the redemption of the Preferred Shares Series C, issued by the Avon. The allocation of the resources of the second series was for the payment of costs incurred in structuring the operation as well as cash reinforcement for eventual demands of the Company acquired.

The appropriation of costs related to the issuance of promissory notes in the year ended December 31, 2019 was R$ 11,135, recorded monthly under the financial expenses item according to the effective interest rate method. The balance of issuing costs to be settled as of December 31, 2019 is R$ 20,962.

b) Contract Covenants

Debentures

The Debentures clauses establish financial indicators arising from the quotient of the net treasury debt division by EBITDA of the last 12 months, which should be equal to or lower than that established. The Company complies with such clauses.

18.	TRADE PAYABLES AND REVERSE FACTORING OPERATIONS

	2019	2018
Domestic trade payables	1,581,759	1,511,576

Foreign trade payables (a)	105,073	80,714

	1,686,832	1,592,290
Reverse factoring operations (b)	142,924	144,501

	1,829,756	1,736,791

a)	Related to imports mainly denominated in US dollar, euro and pound sterling.
b)

The Group has entered into contracts with Banco Itaú Unibanco S.A. for structuring, together with its major suppliers, the so-called “reverse factoring” operation, wherein suppliers transfer the right to receive their trade notes to the Bank, which, will become the creditor of the operation. This operation did not significantly change the previously agreed-upon terms, prices and conditions, and it does not affect the Company with financial charges practiced by the financial institution, on performing a thorough analysis of suppliers by category. As such, the Group discloses this operation under the heading Trade Payables and reverse factoring operations.

19.	TAX LIABILITIES

	Consolidated
	2019	2018
Ordinary ICMS	120,300	81,750
ICMS ST provision (a)	72,423	172,743
Taxes on invoicing – subsidiaries abroad	145,992	137,243
Social Security Tax (INSS) - suspension of the enforceability	50,147	40,541
Withholding tax (IRRF)	48,593	36,971
Other taxes payable - foreign subsidiaries	1,180	2,717
PIS and COFINS payable	1,207	—
INSS and service tax (ISS) payable	3,218	3,454
Others	399	—

	443,459	475,419

Judicial Deposits (note 12)	(62,356)	(63,557)

Current	320,890	310,093
Noncurrent	122,569	165,326

(a)

The Company has been discussing the illegality of changes in the state legislation for the payment of ICMS - ST. Part of the unpaid amount has been discussed in court by the Company and, in certain cases, the amounts have been deposited with the courts, as mentioned in Note 12.

20.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Group is party to tax, labor and civil lawsuits. Management believes, based on the opinion of its legal counsel, that the provision for tax, civil and labor risks are sufficient to cover potential losses. This provision is broken down as follows:

	2019	2018
Tax	127,842	163,852
Civil	30,653	32,300
Labor	61,571	65,655

Total	220,066	261,807

Judicial deposits (note 12)	(60,272)	(87,180)

Current	18,650	20,389
Noncurrent	201,416	241,418

a) Tax Risk

As of December 31, 2019, the Company is party to approximately 493 tax lawsuits (448 as of December 31, 2018). The balance deposited with the courts amounts to R$ 319,818 (R$ 313,777 as of December 31, 2018). Provisions are reviewed periodically based on the evolution of the lawsuits in order to reflect the best current estimate.

The following table presents the changes in balances in year ended December 31, 2019 and 2018:

	Provisions	Deposits
Balance on December, 31,2017	196,006	(24,943)

Additions	81,435	(34,209)
Reversals	(47,076)	3,681
Payments	(16,659)	—
Offset	(29,741)	—
Transfer of tax liabilities	(20,056)	(20,268)
Inflation adjustment	(824)	(1,454)
Translation effects (other comprehensive income)	767	—

Balance on December 31, 2018	163,852	(77,193)

Additions	14,497	(5,317)
Reversals	(54,168)	30,957
Payments	(1,150)	—
Inflation adjustment	4,440	(2,506)
Translation effects (other comprehensive income)	371	—

Balance on December 31, 2019	127,842	(54,059)

b) Civil Risk

As of December 31, 2019, the Company is party to approximately 2,600 civil lawsuits (3,250 as of December 31, 2018), of which 2,387 were filed by Natura’s Consultants and consumers, most of which claiming compensation for damages. The balance deposited with the courts for the tax assessments notices above amounts to R$ 426 (R$649 as of December 31, 2018). Provisions are reviewed periodically based on the evolution of the lawsuits and the history of losses on civil claims in order to reflect the best current estimate.

The following table presents the changes in balances in year ended December 31, 2019 and 2018:

	Provisions	Deposits
Balance on December 31, 2017	27.153	(988)

Additions	51.954	(276)
Reversals	(39,071)	640
Payments	(9,709)	—
Inflation adjustment	397	(25)
Translation effects (other comprehensive income)	1.576	—

Balance on December 31, 2018	32,300	(649)
Additions	14,072	(357)
Reversals	(4,766)	579
Payments	(11,418)	—
Inflation adjustment	309	1
Translation effects (other comprehensive income)	156	—

Balance on December 31, 2019	30,653	(426)

c) Labor risks

As of December 31, 2019, the Company is party to approximately 1,500 labor lawsuits filed by former employees and service providers (approximately 1,850 as of December 31, 2018), claiming the payment of severance amounts, possible occupational disease, salary premiums, overtime and other amounts due, as a result of joint liability, and discussion about the recognition of possible employment relationship. The provision is periodically reviewed based on the progress of lawsuits and history of losses on labor claims to reflect the best current estimate

The following table presents the changes in balances in year ended December 31, 2019 and 2018:

	Provisions	Deposits
Balance on December 31, 2017	58,887	(7,925)

Additions	44,172	(7,002)
Reversals	(31,300)	5,862
Payments	(10,096)	—
Inflation adjustment	4,773	(273)
Translation effects (other comprehensive income)	(781)	—

Balance on December 31, 2018	65,655	(9,338)
Additions	45,983	(2,411)
Reversals	(40,127)	6,282
Payments	(14,611)	—
Inflation adjustment	5,009	(320)
Translation effects (other comprehensive income)	(338)	—

Balance on December 31, 2019	61,571	(5,787)

d) Contingent liabilities - possible losses

The Company is party to tax, civil and labor proceedings for which no provision has been set up because they involve possible risk of loss as assessed by management and its legal advisors.

As of December 31, 2019, contingent liabilities with possible risk of loss comprise 544 cases (498 at December 31, 2018), the amounts of which are presented below:

	2019	2018
Tax	3,503,392	3,265,543
Civil	61,532	63,910
Labor	77,295	115,240

Total contingent liabilities	3,642,219	3,444,693

Judicial deposits (note 12)	(136,258)	(100,754)

The main tax cases are the following:

i)

The Company is party to administrative and judicial proceedings questioning lawfulness of amendments to state legislation related to ICMS-ST collection. On December 31, 2019, the amount being disputed was R$406,002 (R$321,772 on December 31, 2018) and R$114,819 was deposited with the courts (R$80,816 on December 31, 2018).

ii)

Notices served by the Brazilian IRS claiming IPI debts arising from the tariff classification adopted by the subsidiary Indústria e Comércio de Cosméticos Natura Ltda. for certain products. A decision is expected at the administrative level. The total amount under dispute on December 31, 2019 is R$218,204 (R$209,714 as of December 31, 2018).

iii)

Tax assessment issued by the São Paulo State Finance Department against the business unit branch of subsidiary Indústria e Comércio de Cosméticos Natura Ltda., seeking collection of State VAT (ICMS) under the tax substitution (ST), which was fully collected by the recipient of the goods, his distributor establishment, Natura Cosméticos S.A. It is awaiting a decision. The total amount in dispute as of December 31, 2019 is R$521,903 (R$506,258 as of December 31, 2018).

iv)

The Company and its subsidiary, Indústria e Comércio de Cosméticos Natura Ltda, in the operations in which it operates exclusively as a distributor, discuss judicially the condition brought by Decree No. 8.393/2015, which equated the industrial, for the purposes of incidence of the Tax on Industrialized Products—IPI, the interdependent wholesale establishments that sell products provided for in the said legal provision. The total amount under discussion on December 31, 2019 is R$ 389,017 (R$ 309,611 on December 31,2018). Infringement notice related to IRPJ and CSLL, transcript on September 30, 2009 and August 30, 2013, which are intended to question the tax deductibility of the amortization of goodwill resulting from the incorporation of shares of Natura Empreendimentos by Natura Participações S.A, and subsequent incorporation of both companies by Natura Cosméticos S.A. The Company is judicially discussing the legality of decisions that inferred injunction the embargoes of declarations submitted to discuss points crucial of the judgments which, by a majority of votes, denied provision to special appeals, maintaining the tax requirement. The total amount under discussion on 31 December 2019, which the Company considers as not probable of disbursement, is R$ 1,854,369. Of this amount, R$ 1,379,189 is classified as possible loss, and R$ 475,180 as remote loss, (R$ 1,336,927 as of December 31, 2018 with possibility of loss and R$ 459,686 with a remote probability of loss).

v)

The Company seeks to legally ensure the right to fruition of tax incentives related to research activities and development of technological innovation, without observance of the restrictions imposed by the regulation of the matter, in 2011, in apparent contrary to the law that disciplines the benefit. The amount under discussion on December 31, 2019 is R$ 170,320.

e) Contingent assets

The Company has outstanding lawsuits whose expectation of gain is probable according to the assessment of their legal advisors, but they are not registered in its Financial Statements until a favorable outcome is practically certain.

The Company and its subsidiary Indústria e Comércio de Cosméticos Natura Ltda. claim the refund of the PIS and COFINS installments collected with the inclusion of ICMS in its calculation bases from March 2004 to March 2007. The amounts adjusted for inflation involved in reclamation claims not registered as of December 31, 2019, totaled R$ 26,933 (R$ 93,321 on December 31, 2018).

The Company, based on the opinion of their legal advisors, observes IAS 37 and CIRCULAR/CVM/SNC/SEP/no 01/2019.

21. OTHER LIABILITIES

	2019	2018
Post-employment healthcare plan	98,792	78,904
Carbon credit	4,519	3,222
Exclusivity contract (a)	5,400	5,400
Crer para Ver (b)	51,543	28,368
Deferred revenue from performance obligations with customers (c)	76,250	63,662
Provisions for sundry expenses (d)	156,895	170,294
Provisions for rentals (e)	26,568	28,966
Provisions for apportionment of benefits and partnerships payable	7,860	11,542
Long-term incentives (f)	3,022	8,855
Fair value of operating lease (g)	—	25,843
Provision for restructuring (h)	3,401	2,004
Provision for store renovation	15,997	6,107
Other provisions	67,846	46,770

Total	518,093	479,937

Current	396,391	338,170
Noncurrent	121,702	141,767

a)

Exclusivity contract with a financial agent for a bank settlement services related to employee’s payroll. Recognized in the statement of income on a straight-line basis over the contractual terms which expires in March 2022;

b)	Social program contribution for developing the quality of education;
c)

Refers to deferral of revenue from performance obligations related to points-based loyalty programs, sale of gift cards not yet converted into products, and programs and events to honor direct selling consultants;

d)	Refers to provisions for sundry expenses to comply with the accrual method;
e)

Refers to the (grace) period granted by lessors for the start of payment of rental of certain retail stores, for rental agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop International Limited, in accordance with the exceptions permitted under IFRS 16;

f)	Refers to the variable compensation plans of the executives of the subsidiary Aesop;
g)

Refers to fair value adjustment of lease agreements identified in the business combination carried out in the acquisition of The Body Shop. These balances were eliminated as of January 1, 2019 with the implementation of IFRS 16; and

h)

It is a provision for costs directly related to the plan for changes in organizational structure of The Body Shop, which is approved by the Management and was already implemented and announced to those affected by the restructuring.

Post-employment healthcare plan

Post-employment healthcare plan as detailed in explanatory note No. 3.20 d). The medical plan when the employee leaves the Company is closed for new inclusion of active employees. . On December 31, 2019 and 2018 respectively, the weighted average duration of the obligation is 20.8 and 16 years, and its actuarial calculation base assessed:

•	1,175 (2018: 1,247) active employees of the companies;

•	477 (2018: 264) retired and dependent on companies.

The actuarial liabilities were calculated as of December 31, 2019 and 2018 considering the main assumptions below:

	2019	2018
Discount rate	7.39%	9.17%
Initial rate of medical cost growth	7.17%	10.76%
Inflation rate	3.80%	4.00%
Final rate of medical cost growth	7.17%	5.04%
Growth rate of medical costs due to aging - costs	Per age range 1.54% to 4.5% p.a.	3.50%
Growth rate of medical costs by aging -contributions	0.00%	0.00%
Percentage of adherence to the plan in retirement	87.00%	89.00%
Invalidity entry board	Mercer Disability	Wyatt 85 Class 1
General mortality board	AT-2000	RP2000
Turnover board	Formula proportional to service time	T-9 service table

The Maintenance of the initial level of growth in medical cost at 3.25% real and the reduction of the discount rate from 9.17% p.a to 7.54% p.a, generated R$ 29,660 loss.

Below we present the sensitivity analysis of the Medical Inflation Rate and the Discount Rate, if the behavior of such a rate increased or reduced by 1% and its respective effect on the balance (Present Value of the Obligation) calculated on actuarial liabilities (keeping the other premises):

	Rate	Chance	VPO
Discount rate	7.39%	1% increase	81,091
Discount rate	7.39%	1% decrease	122,270
Medical inflation	7.17%	1% increase	121,259
Medical inflation	7.17%	1% decrease	81,493

Below we present the movements of actuarial liabilities for the years ended December 31, 2019 and 2018:

	2019	2018
Balance at the beginning of the year ended	(78,904)	(109,126)
Cost of the Company´s current service	(816)	(1,915)
Cost of interest	(7,125)	(9,100)
Cost of past services – change in plan	—	45,965
Expenses paid	2,427	2,302
Actuarial Gains (Losses) in other comprehensive results	(14,374)	(7,030)

Balance at the end of the year ended	(98,792)	(78,904)

22.	SHAREHOLDER’S EQUITY

a) Issued Capital

As of December 31, 2019, the Company’s share capital is R$ 1,485,436, composed of 865,660 nominal common shares, with no nominal value.

The composition of this capital is demonstrated in the table below:

Date	Description	Number of shares	Value in R$
January 21, 2019	Initial share capital	100	10
May 14, 2019	Payment of capital	—	90
November 13, 2019	Contribution of controlling shareholders in shares - exchange of shares of Natura Cosméticos for the Company	495,393,460	1,115,169,982
December 16, 2019	Contribution of cash controlling shareholders - purchase of shares of minority shareholders of Natura Cosméticos S.A.	370,266,482	370,266,482

December 31, 2019	Total shares capital subscribed and paid-up		1,485,436,564

b) Dividend and interest on equity payment policy

The shareholders are entitled to receive every year a mandatory minimum dividend of 30% of net income, considering principally the following adjustments:

•	Increase in the amounts resulting from the reversal, in the period, of previously recognized reserves for contingencies.

•	Decrease in the amounts intended for the recognition, in the period, of the legal reserve and reserve for contingencies.

•

Whenever the amount of the minimum mandatory dividend exceeds the realized portion of net income for the year, management may propose, and the General Meeting approves, allocate the excess to the constitution of the unrealized profit reserve (article 197 of Law 6,404/76).

The management board may pay or credit interest on equity in accordance with applicable law.

c) Capital reserve

The Incorporation of Shares resulted in the issuance of Natura &Co shares by the total subscription price of R$ 1,101,013,735 corresponding to the amount attributed to Natura Cosmetics shares incorporated by Natura &Co. Of this total, the amount of R$ 370,266,482 was allocated to the share capital account and the rest, in the amount of R$ 730,478,428 was allocated to the Company’s capital reserve. This incorporation of shares was approved at Natura &Co’s by the Extraordinary Shareholders Meeting on November 13, 2019.

Based on the Extraordinary General Meeting held on November 13, 2019, the controlling shareholders of Natura contributed shares issued by the Company of their own, corresponding to 57.3% of the capital of Natura for investment in the Company with the same corresponding interest of Natura, as well as an additional cash amount of R$ 206,592, sufficient for the Company to pay the income tax due to the difference between the book value of Natura and the acquisition cost used for the purpose of contributing shares issued by Natura to the Company’s capital stock. The recognition of this additional cash received was recorded as a special equity reserve.

The capital reserve at December 31, 2019 is R$ 1,302,990.

d) Equity valuation adjustment - Other comprehensive income

The Company records in this account the effect of exchange rate variation on investments in foreign subsidiaries, including exchange variations in hyperinflationary economy, actuarial gains and losses from the retirees’ healthcare plan result from cash flow hedge. For exchange rate variation, the accumulated effect will be reversed into profit or loss for the year as gain or loss only in the case of investment disposal or write-off. For actuarial gains and losses, the amounts will be recognized upon actuarial liability revaluation. The cash flow hedge transactions will be transferred to profit or loss for the year when an ineffective portion is identified and/or upon termination of the relationship.

23.	SEGMENT INFORMATION

Prior to the January 2020 announcement of the acquisition of Avon, our chief executive officer, who is our chief operating decision maker, managed our operations as five reportable business segments: Natura Brasil, Natura Latam, The Body Shop, AESOP and others.

During the first quarter of 2020, the Company’s management, including the chief executive officer, who is the chief operating decision maker, changed the way it monitors performance, aligns strategies, and allocates resources, which resulted in a change in the Company’s reportable segments, as follows:

•	Natura &Co Latam Operation – all operations of Natura, Avon, Aesop and TBS located in Brazil and Latin America;

•	Avon International – all Avon operations, except those located in Brazil and Latin America;

•	TBS International – all The Body Shop operations, except those located in Brazil and Latin America; and

•	Aesop International – all Aesop operations, except those located in Brazil and Latin America.

IFRS 8, requires restatement of corresponding information for earlier periods If an entity changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change.

Following the guidance of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, segment information for all periods presented in these consolidated financial statements have been recast to conform it to the Company’s new segment presentation.

The accounting practices applied for each segment are the same as those described in Note 3.

The following table shows our net revenue, net income (loss) by segment for the years indicated:

a) Segment Information

	December 31, 2019 (as restated)
	Reconciliation to profit (loss) for the year
	Net revenue	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura & Co Latam	9,113,856	1,372,172	(370,953)	1,893,333	(2,613,294)	41,623	322,880
Aesop International	1,302,174	351,944	(186,542)	9,337	(34,204)	(47,768)	92,768
TBS International	4,028,660	806,357	(559,921)	44,953	(99,765)	(37,736)	153,888
Corporate expenses (a)	—	(61,809)	—	8,161	(48,611)	(311,810)*	(414,069)

	14,444,690	2,468,664	(1,117,416)	1,955,784	(2,795,874)	(355,691)	155,467

*	include the corporate income tax (“IRPJ”) an amount of R$206,592 related to formation of the Company

	December 31, 2018 (as restated)
	Reconciliation to profit (loss) for the year
	Net revenue	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura & Co Latam	8,540,167	1,442,041	(318,506)	1,925,524	(2,501,451)	(149,709)	397,900
Aesop International	1,061,531	165,084	(65,401)	4,608	(2,239)	(36,004)	66,047
TBS International	3,795,721	341,518	(206,004)	126,289	(136,019)	25,994	151,778
Corporate expenses (a)	—	(102,039)	—	—	—	34,693	(67,346)

	13,397,419	1,846,604	(589,911)	2,056,421	(2,639,709)	(125,026)	548,379

	December 31, 2017 (as restated)
	Reconciliation to profit (loss) for the year
	Net revenue	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura & Co Latam	7,730,307	1,497,215	(276,237)	587,153	(984,757)	(236,348)	587,026
Aesop International	704,142	112,403	(46,113)	11	(1,828)	(47,240)	17,234
TBS International	1,418,259	232,248	(61,002)	17,228	(5,256)	(51,494)	131,723
Corporate expenses (a)	—	(99,873)	—	—	—	34,141	(65,732)

	9,852,708	1,741,993	(383,352)	604,392	(991,841)	(300,941)	670,251

(a)

Corporate expenses refer substantially to the expenses related to (i) the process of acquiring the control of Avon and the corporate restructuring of the Company during the fiscal year 2019; (ii) some administrative departments that provide services to all group companies; and (iii) the Group’s Operational Committee (COG), which was established to support the Company’s operations, to determine and allocate funds and to identify synergies among companies controlled by the Company. These expenses were not allocated to any segment.

	December 31, 2019 (as restated)
	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura & CoLatam	4,574,087	9,328,858	3,116,454	8,235,678
TBS International	6,146,960	7,369,250	1,065,447	1,477,149
Aesop International	1,033,408	1,435,830	255,616	590,917
Corporate	—	3,050,574	3,080,906	—

	11,754,455	21,184,512	7,518,423	10,303,744

	December 31, 2018 (as restated)
	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura & CoLatam	3,992,000	8,904,065	3,650,203	7,652,955
TBS International	4,518,655	5,709,760	681,660	504,592
Aesop International	413,136	765,724	235,018	81,019

	8,923,790	15,379,549	4,566,881	8,238,566

	December 31, 2017 (as restated)
	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura & CoLatam	3,468,885	9,284,786	6,160,736	5,784,386
TBS International	4,051,392	5,022,279	642,754	461,336
Aesop International	380,876	650,397	108,515	164,989

	7,901,153	14,957,462	6,912,005	6,410,711

b) Net revenue and Non-current assets by geographic region

	Net revenue	Net revenue	Net revenue	Non-current assets	Non-current assets
	2019	2018	2017	2019	2018
Asia	782,940	666,154	316,475	368,430	115,709
North America	1,750,957	919,826	857,361	981,673	272,296
Mexico	767,361	616,883	419,170	183,250	125,266
Other	983,596	302,943	438,191	798,423	147,030
South America	8,340,025	8,534,263	7,308,229	4,378,675	3,964,645
Brazil	6,324,227	6,082,896	5,624,295	4,197,258	3,704,613
Argentina	794,749	711,425	817,880	63,050	48,005
Other	1,221,049	1,739,942	866,054	118,367	212,027
Europe	2,909,968	2,660,243	1,000,843	5,306,111	4,110,794
United Kingdom	2,115,385	1,877,475	664,858	4,678,139	3,885,666
Other	794,583	782,768	335,985	627,972	225,128
Oceania	660,800	616,933	369,800	719,566	460,346

Consolidated	14,444,690	13,397,419	9,852,708	11,754,455	8,923,790

The Company has predominantly a class of products denominated as “Cosmetics”.

No individual or aggregate customer (economic group) represents more than 10% of the Company’s net revenues.

24.	NET REVENUE

	2019	2018	2017
Gross revenue:
Domestic market	8,907,766	8,575,971	7,963,375
Foreign market	10,739,036	9,936,334	5,773,637
Other sales	61,302	49,657	13,864

	19,708,104	18,561,962	13,750,876

Returns and cancellations	(73,183)	(54,522)	(50,477)
Commercial discounts and rebates	(1,292,134)	(1,421,251)	(608,168)
Taxes on sales	(3,898,097)	(3,688,770)	(3,239,523)

Net revenue	14,444,690	13,397,419	9,852,708

Substantially, Natura’s revenue refers to direct sales and TBS and AESOP retail sales.

25.	OPERATING EXPENSES AND COST OF SALES

	2019	2018	2017
Breakdown by function
Cost of sales	4,033,454	3,782,843	2,911,077
Selling, marketing and logistics expenses	6,395,586	5,828,713	3,965,019
Administrative, R&D, IT and Project expenses	2,405,576	2,251,341	1,535,945

Total	12,834,616	11,862,897	8,412,041

Breakdown by nature

	2019	2018	2017
Cost of sales	4,033,454	3,782,843	2,911,077

Raw material/packaging material/resale	3,457,481	3,223,446	2,402,340
Personnel expenses (Note 26)	293,374	276,848	261,859
Depreciation and amortization	57,443	65,157	69,433
Others	225,156	217,392	177,445
Selling, marketing and logistics expenses	6,395,586	5,828,713	3,965,019

Logistics costs	797,055	750,238	669,657
Personnel expenses (Note 26)	1,667,202	1,656,611	1,027,690
Marketing, sales force and other selling expenses	3,164,875	3,191,895	2,142,220
Depreciation and amortization	766,454	229,969	125,452
Administrative, R&D, IT and project expenses	2,405,576	2,251,341	1,535,945

Investments in innovation	89,675	102,436	80,027
Personnel expenses (Note 26)	1,223,586	1,036,866	692,242
Other administrative expenses	798,796	817,254	575,209
Depreciation and amortization	293,519	294,785	188,467
Total	12,834,616	11,862,897	8,412,041

26.	EMPLOYEE BENEFITS

	2019	2018	2017
Payroll, profit sharing and bonuses	2,315,517	2,350,182	1,510,175
Pension Plan	93,528	41,923	7,099
Share-based payments (note 30.1)	58,855	40,505	19,136
Charges on restricted shares (note 30.1)	59,753	22,428	7,801
Health medical care, food, transportation and other benefits	253,510	177,135	197,524
Charges, taxes and social contributions	231,384	181,240	93,910
INSS	171,615	156,912	146,146

Total	3,184,162	2,970,325	1,981,791

26.1	Share-based Payment

The Board of Directors meets annually in order to establish the share-based payment plans, as approved by the Shareholders Meeting, indicating the Managers and employees who may receive stock options to purchase or subscribe to shares of the Company and the total number to be distributed.

Stock-based payment plans were originally awarded considering Natura’s shares that were traded at B3. However, as part of the Corporate Restructuring (Note 1), on December 18, 2019, the Company began trading its own shares and Natura’s shares ceased to be traded. As a result, Natura’s shares originally granted were exchanged for Natura &Co’s shares. Such a modification did not impact the executives and their shares under the respective plans.

Options granted in 2019

On April 12, 2019, the Board of Directors of Natura approved the Stock Option plan, the Restricted Stock plans and the Strategy Acceleration Stock Option plans for 2019.

On May 21, 2019, the Board of Directors approved the 2019 Share-Based Compensation Plan, based on performance indicators for 2019. This plan consists of granting common shares of the Natura to eligible employees and, unless otherwise determined by the Board of Directors, participants will fully receive the shares under the Share-Based Compensation Plan if: (i) the participant remains an employee of Natura and its subsidiaries until the 3rd anniversary of the grant date; and (ii) certain performance conditions are met. For certain participants, there is a special condition for item (i) above, in which 50% of shares under the Share-Based Compensation Plan will be acquired on the 3rd anniversary of the grant date and the remaining 50% on the 4th anniversary of the grant date.

The changes in the number of outstanding stock options and their related weighted-average prices, as well as variations in the amount of restricted shares are as follows:

Stock Option Plan and Strategy Acceleration Plan

	Average exercise price per option[1] - R$	Options (thousands)[1]
Balance on December 31, 2018	15.96	18,342
Granted	23.54	3,636
Expired	29.42	(1,132)
Exercised	14.61	(3,278)

Balance on December 31, 2019	16.51	17,568

	Restricted shares (thousands)[1]	Performance shares (thousands)[2]
Balance on December 31, 2018	2,884	—
Granted	1,328	688
Expired	(122)	—
Exercised	(998)	—

Balance on December 31, 2019	3,092	688

¹

The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

[2]	The number of Restricted Shares and Shares per performance granted, expired and exercised are shown considering the split of shares approved at the General Meeting on September 17, 2019.

Of the 17,568 thousands ¹ options existing as of December 31, 2019 (18,342,000 options as of December 31, 2018) 604¹,000 options (3,344,000 options as of December 31, 2018) were exercised.

The options exercised in the year ended December 31, 2019, resulted in the use of 3,339,000 new shares issued and the use of 1,148,000 shares in the treasury stock balance (use of 98,000 treasury stock balance shares in the year ended December 31, 2018).

The expense related to the fair value of the options and restricted shares, including the charges related to restricted shares, recognized in the year ended December 31, 2019, according to the period elapsed for the acquisition of the right to exercise of options and restricted shares, was R$ 119,659 in the consolidated financial statements. In the year ended December 31, 2018 and 2017, the expense recognized was R$ 62,933 and R$ 26,937 in the consolidated financial statements, respectively.

Options for buying outstanding shares and restricted shares at the end of the year have the following due dates and fiscal year prices:

As of December 31, 2019 -Stock option plan

Grant date	Right acquisition conditions	Exercise price - R$	Fair value[1]	Existing options	Remaining contractual life (years)	Vested options (thousands)
March 18, 2013	4 years of service as from the grant date	37.60	6.05	565	1.2	—
March 17, 2014	4 years of service as from the grant date	25.16	4.27	133	2.2	133
March 16, 2015	From 2 to 4 years of service as from the grant date	13.60	4.85 to 5.29	226	3.3	225
July 28, 2015 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	12.90	6.20 to 6.23	1,295	3.6	—

March 15, 2016	From 2 to 4 years of service as from the grant date	12.84	7.16 to 7.43	344	4.3	143
July 11, 2016 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	11.41	6.84 to 6.89	2,640	4.6	—
March 10, 2017	From 2 to 4 years of service as from the grant date	12.59	6.65 to 6.68	741	5.3	103
March 10, 2017 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	12.59	6.87 to 6.89	2,210	5.3	—
March 12, 2018	From 2 to 4 years of service as from the grant date	16.96	7.96 to 8.21	2,059	6.3	—
March 12, 2018 (Strategy acceleration)	From 3 to 5 years of service as from the grant date	12.16 a 16.96	8.21 to 9.67	3,800	6.3	—
April 12, 2019	From 3 to 4 years of service as from the grant date	23.54	11.71 to 11.82	1,655	7.3	—
April 12, 2019 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	23.54	11.51 to 11.71	1,900	7.3	—

				17,568		604

¹

The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

As of December 31, 2019 - restricted shares

Grant date	Right acquisition conditions	Existing stock[1]	Fair value (R$)	Remaining contractual life (years)	Vested stock (thousands) [2]
March 15, 2016	From 2 to 4 years of service as from the grant date	227	11.98 to 12.85	0.5	5
March 10, 2017	From 2 to 4 years of service as from the grant date	465	11.69 to 12.51	0.2 to 1.2	3
March 12, 2018 – Plan I	From 2 to 4 years of service as from the grant date	716	15.18 to 15.9	0.2 to 2.5	—
March 12, 2018 – Plan II	From 0.4 to 2.4 years of service as from the grant date	89	15.76 to 16.49	0.8	—
March 12, 2018 – Plan III	From 1 to 3 years of service as from the grant date	148	15.54 to 16.27	0.2 to 1.2	—
March 12, 2018 – Extraordinary Plan I	From 1 to 3 years of service as from the grant date	8	15.54 to 16.28	0.2 to 1.2	—
August 13, 2018 – Extraordinary Plan III	From 0.7 to 1.7 year of service as from the grant date	50	13.08 to 13.38	0.4	—
August 13, 2018 – Extraordinary Plan IV	From 0.8 to 1.8 v year of service as from the grant date	25	13.06 to 13.36	0.5	—
August 13, 2018 – Extraordinary Plan VI	From 1.6 to 3.6 years of service as from the grant date	75	12.24 to 13.13	0.2 to 2.2	—
April 12, 2019 – Plan I	From 2 to 4 years of service as from the grant date	821	21.62 to 22.53	1.2 to 3.3	—
April 12, 2019 – Plan II	From 1 to 3 years of service as from the grant date	468	22.14 to 22.85	0.2 to 2.3	—

		3,092			8

[1]

The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

On December 31, 2019 – Performance shares

Grant date	Right acquisition conditions	Existing stock (thousands)	Fair value (R$)	Remaining contractual life (years)	Vested stock (thousands)
May 21, 2019	From 3 to 4 years of service as from the grant date and if the performance conditions are met	688	23.10 to 45.70	3.0 to 4.0	—

		688			—

[1]

The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

As of December 31, 2019, the market price was R$ 38.67 already considering the stock split (R$45.00 as of December 31, 2018) per share.

Options and restricted shares were priced based on the Binomial model and performance shares were priced based on a combination of Black-Scholes-Merton and Monte Carlo models. Significant data included in the models to price the fair value of options, restricted shares and performance shares granted in the period ended December 31, 2019 was:

Stock options
	April 12, 2019	April 12, 2019
Volatility	37.77%	37.77%
Dividend yield	1.17% to 1.63%	1.63% to 1.89%
Expected life for vesting	2 to 4 years	4 to 5 years
Risk-free annual interest rate	6.88% to 7.95%	7.95% to 8.18%

	Restricted shares		Share-based performance
	April 12, 2019 – Plan I	April 12, 2019 – Plan II	May 21, 2019
Volatility	37.77%	37.77%	37.10%
Dividend yield	1.17% to 1.63%	0.92% to 1.38%	—
Expected life for vesting	2 to 4 years	1 to 3 years	3 to 4 years
Risk-free annual interest rate	6.88% to 7.95%	6.21% to 7.52%	8.08% to 8.40%

Grants made in 2018

On March 12, 2018, the Company’s Board of Directors approved the Stock Option, or Stock Subscription plan, the Restricted Share plans and 2018 Stock Option or Subscription for Strategy Acceleration plans.

On August 13, 2018, the Board of Directors of the Company approved the new extraordinary plan for the granting of restricted shares for 2018.

The changes in the number of outstanding stock options and their related weighted-average prices, as well as variations in the number of restricted shares are as follows:

	Stock Option Plan and Strategy Acceleration Plan
	2018		2017
	Average exercise price per share - R$	Options (thousands)	Average exercise price per share - R$	Options (thousands)
Balance at beginning of year	33.15	7,204	36.17	6,381
Granted	31.55	3,057	26.07	1,699
Expired	40.37	(992)	44.81	(866)
Exercised	27.31	(98)	28.09	(10)

Balance at end of year	31.92	9,171	33.15	7,204

	Restricted shares (thousands)
	2018	2017	2016
Balance at beginning of year	1,059	875	510
Granted	809	453	512
Expired	(118)	(134)	(120)
Exercised	(308)	(135)	(18)

Balance at end of year	1,442	1,059	884

From the 9,171 outstanding options as of December 31, 2018 (7,204 outstanding options as of December 31, 2017 and 6,381 outstanding options as of December 31, 2016), 1,672 options (1,376 outstanding options as of December 31, 2017 and 1,692 outstanding options as of December 31, 2016) are vested. The options exercised during the year ended December 31, 2018 resulted in the use of 98,000 treasury shares (10,000 options exercised during the year ended December 31, 2017 and no options exercised during the year ended December 31, 2016).

The expense related to the fair value of stock options and restricted shares, including social security and related expenses calculated over restricted shares, recognized in the year ended December 31, 2018, according to the period elapsed for entitlement to exercise the options and restricted shares, was of R$ 62,933 (expenses totaled R$ 26,937 as of December, 2017 and R$ 11,367 for December 31, 2016)

The stock options outstanding and the restricted shares at the end of the year have the following vesting dates and exercise prices:

As of December 31, 2018 - Stock option plan

Grant date	Right acquisition conditions	Exercise price - R$	Fair value	Existing options	Remaining contractual life (years)	Vested options (thousands)
March 23, 2011	4 years of service as from the grant date	65.88	16.45	351	0.5	351
March 18, 2013	4 years of service as from the grant date	71.99	12.10	364	2.5	364
March 17, 2014	4 years of service as from the grant date	48.17	8.54	455	3.5	455
March 16, 2015	From 2 to 4 years of service as from the grant date	27.59	9.70 to 10.57	617	4.3	392
July 28, 2015 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	26.18	12.40 to 12.46	1,100	4.6	—
March 15, 2016	From 2 to 4 years of service as from the grant date	26.06	14.31 to 14.85	327	5.3	109
July 11, 2016 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	23.21	13.67 to 13.78	1,320	5.6	—
March 10, 2017	From 2 to 4 years of service as from the grant date	25.57	13.31 to 13.35	536	6.3	—
March 10, 2017 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	25.57	13.73 to 13.78	1,105	6.3	—
March 12, 2018	From 2 to 4 years of service as from the grant date	34.32	15.92 to 16.41	1,096	7.3	—
March 12, 2018 (Strategy acceleration)	From 3 to 5 years of service as from the grant date	25.57 to 34.32	16.41 to 19.34	1,900	7.3	—

				9,171		1,671

As of December 31, 2018 - restricted shares

Grant date	Right acquisition conditions	Existing stock	Fair value	Remaining contractual life (years)	Vested stock (thousands)
March 16, 2015	From 2 to 4 years of service as from the grant date	122	20.42 to 22.27	0.2	7
March 15, 2016	From 2 to 4 years of service as from the grant date	232	23.97 to 25.70	0.2 to 1.2	11
March 10, 2017	From 2 to 4 years of service as from the grant date	365	23.39 to 25.02	0.2 to 2.2	—
March 12, 2018 – Plan I	From 2 to 4 years of service as from the grant date	373	30.37 to 31.80	1.2 to 3.2	—
March 12, 2018 – Plan II	From 0.4 to 2.4 years of service as from the grant date	89	31.52 to 32.99	0.6 to 1.6	—
March 12, 2018 – Plan III	From 1 to 3 years of service as from the grant date	111	31.08 to 32.55	0.2 to 2.2	—
March 12, 2018 – Extraordinary Plan I	From 1 to 3 years of service as from the grant date	6	31.09 to 32.56	0.2 to 2.2	—
March 12, 2018 – Extraordinary Plan II	From 0.5 to 1.5 year of service as from the grant date	10	32.14 to 32.87	0.7	—
August 13, 2018 – Extraordinary Plan III	From 0.7 to 1.7 year of service as from the grant date	50	26.17 to 26.76	0.4 to 1.4	—
August 13, 2018 – Extraordinary Plan IV	From 0.8 to 1.8 v year of service as from the grant date	25	26.13 to 26.72	0.5 to 1.5	—
August 13, 2018 – Extraordinary Plan V	From 1 to 2 years of service as from the grant date	20	26.04 to 26.65	0.6 to 1.6	—
August 13, 2018 – Extraordinary Plan VI	From 1.6 to 3.6 years of service as from the grant date	39	24.49 to 26.26	1.2 to 3.2	—

		1,442			18

As of December 31, 2017 - Stock option plan

Grant date	Right acquisition conditions	Exercise price - R$	Fair value	Existing options	Remaining contractual life (years)	Vested options (thousands)
March 19, 2010	4 years of service as from the grant date	54.49	10.82	287	0.2	287
March 23, 2011	4 years of service as from the grant date	63.60	16.45	422	1.2	422
March 18, 2013	4 years of service as from the grant date	69.49	12.10	401	3.3	401
March 17, 2014	4 years of service as from the grant date	46.50	8.54	531	4.3	266
March 16, 2015	From 2 to 4 years of service as from the grant date	28.09	9.70 to 10.57	710	5.3	236
July 28, 2015 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	26.68	12.40 to 12.46	1,266	5.7	—
March 15, 2016	From 2 to 4 years of service as from the grant date	26.55	14.31 to 14.85	359	6.3	—
July 11, 2016 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	23.70	26.96	1,540	6.6	—
March 10, 2017	From 2 to 4 years of service as from the grant date	26.07	13.31 to 13.35	583	7.3	—
March 10, 2017 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	26.07	13.73 to 13.78	1,105	7.3	—

				7,204		1,612

As of December 31, 2017 - restricted shares

Grant date	Right acquisition conditions	Existing stock	Fair value	Remaining contractual life (years)	Vested stock (thousands)
March 16, 2015	From 2 to 4 years of service as from the grant date	267	20.42 to 22.27	0 to 5.3	—
March 15, 2016	From 2 to 4 years of service as from the grant date	374	23.97 to 25.70	6.3	—
March 10, 2017	From 2 to 4 years of service as from the grant date	419	23.39 to 25.02	7.3	—

		1,060			—

27.	FINANCIAL INCOME (EXPENSES)

	2019	2018	2017
FINANCIAL INCOME:
Interest on short-term investments	83,115	129,296	164,442
Gains on monetary and exchange rate variations (a)	854,025	477,297	176,450
Gains on swap and forward transactions (c)	961,185	1,323,470	34,055
Gains on fair value adjustment of swap and forward derivatives	1,709	2,760	606
Effect of joining the Special Program for Tax Regularization (PERT) - law 13.496/ 17	—	—	70,348
Reversal of the monetary update of provision for tax risks and tax obligations	25,469	89,151	129,770
Other financial income	30,281	34,447	28,721

	1,955,784	2,056,421	604,392

Financial expenses:
Interest on financing	(503,040)	(631,475)	(387,658)
Interest on leases	(134,579)	—	—
Losses on monetary and exchange rate variations (b)	(937,925)	(1,073,549)	(141,499)
Losses on swap and forward transactions (d)	(964,116)	(794,504)	(161,802)
Loss on fair value adjustment of swap and forward derivatives	(1,452)	(2,197)	—
Inflation adjustment of provision for tax, civil and labor risks and tax liabilities	(13,822)	(22,026)	(89,792)
Fair value adjustment to Derivatives	—	—	(27,400)
Taxes on remittance of funds abroad for the acquisition of The Body Shop	—	—	(14,218)
Debt structuring expense for acquisition of The Body Shop (e)	—	—	(60,919)
Effect of reclassification of governmental grant	—	—	(29,976)
Appropriation of funding costs (debentures and notes)	(22,671)	(37,400)	—
Adjustment for hyperinflationary economy (Argentina)	(13,947)	(25,066)	—
Debt structuring expenses for acquisition of Avon	(115,781)	—	—
Other financial expenses	(88,541)	(53,492)	(78,577)

	(2,795,874)	(2,639,709)	(991,841)

Financial income (expenses)	(840,090)	(583,288)	(387,449)

The objective of the breakdowns below is to explain more clearly the foreign exchange hedging transactions contracted by the Company and the related balancing items in the income statement shown in the previous table:

	2019	2018	2017
(a) Gains on monetary and exchange rate variations	854,025	477,297	176,450

Gains on exchange rate variation on loans, financing and debentures	677,462	402,345	159,952
Exchange rate variation on imports	11,221	6,385	—
Exchange rate variation on export receivables	26,144	42,901	2,746
Exchange rate variation on accounts payable to subsidiaries abroad	132,397	25,666	13,752
Exchange variations of Demand Deposits in foreign currency	6,801	—	—
(b) Losses on monetary and exchange rate variations	(937,925)	(1,073,549)	(141,499)

Losses on exchange rate variation on loans, financing and debentures	(768,939)	(996,034)	(124,753)
Exchange rate variation on imports	(33,718)	(40,140)	(27)
Exchange rate variation on export receivables	(23,393)	(18,323)	—
Exchange rate variation on accounts payable to subsidiaries abroad	(86,764)	(13,075)	—
Exchange rate variation on financing	(297)	(5,977)	(16,719)
Exchange variations of Demand Deposits in foreign currency	(24,814)	—	—
(c) Gains on swap and forward transactions	961,185	1,323,470	34,055

Revenue from swap exchange coupons	182,897	170,555	29,091
Gains from exchange variations on swap instruments	778,288	1,152,915	4,964
(d) Losses on swap and forward transactions	(964,116)	(794,504)	(161,802)

Losses on exchange rate variation on swap instruments	(690,409)	(402,708)	(39,287)

Financial costs of swap instruments	(273,707)	(391,796)	(122,420)
Loss on interest rate swap	—	—	(95)
(e) Other financial expenses	—	—	(60,919)
Expenses with debt structuring for acquisition of The Body Shop, resulting from the change of loan facility agent	—	—	(60,919)

28.	OTHER OPERATING INCOME (EXPENSES), NET

	2019	2018	2017
Others operating income, net
Result on write-off of property, plant and equipment	6,098	1,188	(25,623)
ICMS-ST (b)	42,336	(27,126)	(33,784)
BNDES, FINAME and FINEP subsidy	—	—	29,976
Exclusion of ICMS from PIS/COFINS base (g)	52,631	57,242	197,230
PIS/COFINS credit (e)	42,983	—	—
Reversal of IPI – equal commercial rights	—	—	133,595
Sale of customer portfolio (c)	23,092	16,254	28,701
Tax contingencies	21,402	(706)	(38,765)
ICMS credit	—	2,290	7,785
Tax credits - taxation change (e)	—	23,677	—
Reintrega credits	—	3,058	—

Total Other operating income	188,542	75,877	299,115

Others expenses operating income, net
Crer para Ver (a)	(36,156)	(29,686)	(22,771)
Initial costs of acquisition of The Body Shop	—	—	(87,106)
Initial costs of acquisition of Avon (f)	(141,348)	—	—
Transformation Plan (d)	(51,520)	(98,465)	—
Other operating expenses	(8,829)	12,329	(37,550)

Total other operating expenses	(237,853)	(115,822)	(147,427)

Other operating income (expenses), net	(49,311)	(39,945)	151,688

a)	Allocation of operating profit from sales of “Crer para Ver” line of non-cosmetic products to Natura Institute, specifically directed to social projects for developing the quality of education.
b)

Refers to the requirement of ICMS tax substitution, for different states, see details in note 20. During 2019 fiscal year, provisions were reversed due to the revision of the likelihood of loss of certain States.

c)

Refers to the revenue from the sale of securities portfolio of customers past due over 180 days, net of legal costs with lawsuits filed by debtors against the company acquiring the portfolio. Proceeds from the sale of portfolio, as well as reimbursement of legal costs, are received after write-off of overdue securities.

d)

Expenses related to the implementation of the transformation plan of The Body Shop, which is supported by five pillars, namely: (1) renewal of the brand; (2) optimization of retail operations; (3) improvement of omni-channel; (4) improvement of operating efficiency; and (5) redesign of the organization.

e)	Tax credits from prior periods related to the change in PIS and COFINS taxation in 2019.
f)	Refers to expenses related to the acquisition process of Avon, of which stand out: expenses with financial structuring (R$108,266), legal expenses (R$63,138) and regulatory expenses (R$40,891).
g)

The Company and its subsidiary Indústria e Comércio de Cosméticos Natura Ltda. are currently litigating the non-inclusion of ICMS in the PIS and COFINS contributions calculation base. Since 2007, the Company is legally authorized to pay contributions excluding ICMS, but the balance ICMS has been provisioned for as Taxes Payable. On September 30, 2017, based on the conclusion from the judgment made by the Plenary Session of the Federal Supreme Court on the Extraordinary Appeal, with general repercussion in society, which ruled unconstitutional the inclusion of ICMS in the PIS and COFINS calculation base, the Company reverted the tax obligation. On December 31, 2019, the Company recognized principal credit of R$52,631, which is no longer a contingent asset, arising from the final and unappealable decision (see note 10).

29. EARNINGS PER SHARE

29.1. Basic

Basic earnings per share are presented based on the predecessor accounting method as described in Note 2a. The number of shares issued by Natura &Co as a result of the Corporate Structuring is reflected retroactively to January 1, 2017 for the purpose of calculating earnings per share in all periods presented.

	2019	2018	2017
Net income attributable to owners of the Company	155,467	548,379	670,251
Number of existing shares at the end of restructuring	865,660,042	865,660,042	865,660,042
Basic earnings per share - R$	0.1796	0.6335	0.7743

29.2. Diluted

Diluted earnings per share are calculated by adjusting the number of shares at the end of the restructuring, using the predecessor cost accounting practice, supposing that all potential common shares that would cause dilution are converted. The Company has only one category of common shares that would potentially cause dilution: the stock options, restricted actions and strategy acceleration.

	2019	2018	2017
Net income attributable to owners of the Group	155,467	548,379	670,251
Number of existing shares at the end of restructuring	865,660,042	865,660,042	865,660,042
Adjustment for stock options and restricted shares (a)	8,124,575	1,529,528	1,282,312

Weighted average number of common shares for diluted earnings per share calculation purposes	873,784,617	867,189,570	866,942,354

Diluted earnings per share - R$	0.1779	0.6324	0.7731

(a)	The number of shares and earnings per share already consider the stock split on September 17, 2019 and their retrospective effects.

On December 13, 2019, after consummation of the Corporate Structuring accordance with its terms, to approve the relationship of participants and the quantities of grantees of restricted shares and/or purchase options to participants under each of the Plans, under the same terms and conditions as the grants currently having in Natura, respecting the necessary adaptations and adjustments in order to enable the migration of such grants to the Company, including with respect to the status of compliance with the conditions for full acquisition of such rights(vesting),as if the grants within the Company had been made on the same date on which they were made at Natura and were a continuation of the grants originally made at Natura as provided for in the respective grants contracts originally signed between each of these participants and Natura, which are already migrated and transferred to the Company, in order to continue the grants previously held by such participants in Natura.

At December 31, 2019, a total of 865,660 existing options, were not considered in the calculation of diluted earnings per share due to the fact that the exercise price is higher than average market price of the common shares during the year ended on those dates, therefore there was no dilution effect.

30.	RELATED-PARTY TRANSACTIONS

The Natura Institute holds shares in the investment fund Fundo de Investimento Essencial, and on December 31, 2019 the balance was R$ 3,766 (R$ 2,228 on December 31, 2018).

On June 5, 2012, an agreement was entered into, still present, between Indústria e Comércio de Cosméticos Natura Ltda. and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and lease of processing, distribution, storage (HUB), in the city of Itupeva / SP a distribution center (HUB), in the city of Itupeva/SP. In 2019, Bres Itupeva granted its credits to BRC Securitizadora S/A, to which Natura makes monthly payments. Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos, members of the group of controlling shareholders of Natura Cosméticos S.A., indirectly hold controlling interests in Bres Itupeva. The amount involved in the registered transaction is recorded under “Right of Use” of “Buildings” in the amount of R$ 44,244 (R$ 49,136 under “Builds” of Property, Plant and Equipment as of December 31, 2018).

Natura Cosméticos S.A. and Raia Drogasil S.A. entered into a purchase and sale agreement and other covenants for selling products in Raia and Drogasil. Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos, members of the Natura Cosméticos S.A. control block, indirectly hold shareholding interest in Raia Drogasil S.A.

In the period ended September 30, 2019, Natura Cosméticos S.A. and its subsidiary transferred to the Natura Institute, in the form of a donation associated with maintenance, the amount of R$ 1,500 corresponding to 0.5% of net income for the prior fiscal year, and a donation associated with the net sales of products in the Natura Crer Para Ver line, in the amount of R$ 23,000 (R$ 25,289 on December 31, 2018).

30.1. Key management personnel compensation

The total compensation of the Company’s Management is as follows:

	2019			2018			2017
	Compensation			Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total	Fixed	Variable	Total
	(a)	(b)		(a)	(b)		(a)	(b)
Board of Directors	22,056	30,919	52,975	13,141	24,860	38,001	8,700	7,300	16,000
Officers	32,963	42,142	75,105	32,739	68,540	101,279	24,681	46,729	71,410

	55,019	73,061	128,080	45,880	93,400	139,280	33,381	54,029	87,410

a)

The item “Officers” includes the amount of R$536 referred to the amortization of the Confidentiality and Non-Compete Agreement during the fiscal year ended December 31, 2019 (R$1,946 in the fiscal year ended December 31, 2018).

b)

Refers to profit sharing, on an accrual basis, net of reversals, regarding the Restricted Stock Plan and Strategy Acceleration Program, including charges, as applicable, to be determined in the year. The amounts include additions to and/or reversals of provisions made in the previous year, due to final assessment of the targets established for board members and officers, statutory and non-statutory, in relation to profit sharing.

30.2. Share-based payments

Breakdown of the Company officers and executives’ compensation:

	Grant of options
	2019			2018			2017
	Stock option balance (number)[1] (a)	Average fair value of stock options[1] – R$	Average exercise price[1] - R$ (b)	Stock option balance (number) [1] (a)	Average fair value of stock options[1] – R$	Average exercise price[1] - R$ (b)	Stock option balance (number) [1] (a)	Average fair value of stock options[1] – R$	Average exercise price[1] - R$ (b)
Officers	13,059,677	8.40	16.51	11,156,406	7.47	15.96	9,835,148	6.22	16.58

	Restricted shares
	2019		2018		2017
	Stock option balance (number)[1] (a)	Average exercise price[1] - R$ (b)	Stock option balance (number)[1] (a)	Average exercise price[1] - R$ (b)	Stock option balance (number)[1] (a)	Average exercise price[1] - R$ (b)
Officers	1,012,641	19.23	751,794	14.81	562,390	11,68

¹

The number of stock options granted, expired and exercised and their respective fair values are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

a)	Refers to the balance of the options and restricted shares ripe (“vested”) and mature (“unvested”), not carried out, at the balance sheet dates.
b)

Refers to the weighted-average exercise price of the option at the time of the stock option plans, adjusted for interest based on the Extended Consumer Price Index (IPCA) through the end of the reporting period. The new Stock Option Plan implemented in 2015, include no monetary adjustment.

31. COMMITMENTS

31.1. Contracts related to supply of inputs

The subsidiary Indústria e Comércio de Cosméticos:

•	Agreements that started in 2017 and effective up to 2019, with the value of Megawatts/h between R$ 177 and R$ 302.

•	Agreements that started in 2018 and effective up to 2020, with the value of Megawatts/h between R$ 265 and R$ 363.

•	Agreements that started in 2019 and effective up to 2022, with the value of Megawatts/h between R$ 155 and R$ 305.

•	Agreements that started in 2020 and effective up to 2022, with the value of Megawatts/h between R$ 204 and R$ 238

The amounts are carried based on electric power consumption estimates in accordance with the contract period, whose prices are based on volumes, also estimated, resulting from the subsidiary’s continuous operations.

Total minimum supply payments, measured at nominal value, according to the contract, are:

	2019	2018	2017
Less than one year	17,918	1,268	1,406
Between one and five years	13,160	4,940	—

Total	31,078	6,208	1,406

32. INSURANCE

The Group has an insurance policy that considers principally risk concentration and materiality, taking into consideration the nature of its activities and the opinion of its insurance advisors. As of December 31, 2019, insurance coverage is as follows:

		Amount insured
Item	Type of coverage	2019	2018
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	2,322,801	2,269,660
Vehicles	Fire, theft and collision for 818 vehicles (936 in 2018)	212,027	204,329
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	1,582,000	1,409,278
Transport	Damages to products in transit	32,309	31,193
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	532,510	514,430
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

33. ADDITIONAL STATEMENTS OF CASH FLOWS

The following table presents additional information on transactions related to the cash flow statement:

	2019	2018	2017
Non-cash items
Hedge accounting, net of tax effects	70,569	51,165	9,172
Finance lease of new administrative building	—	—	8,739
Dividends and interest on equity declared and not yet paid	110,671	111,449	213,840
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	(18,645)	6,797	1,875

34. SUBSEQUENT EVENTS

34.1. Acquisition of Avon

In continuity of the steps 1 and 2 (described in Note 1a), on January 3, 2020 all the conditions for the conclusion of the Transaction occurred. Nectarine Merger Sub II merged with and into Avon, with Avon surviving the merger. Subsequently, Nectarine Merger Sub I merged with and into Natura &Co Holding S.A., with Natura &Co Holding S.A. surviving the merger. Following the mergers, on the same date, Avon became a wholly owned direct subsidiary of the Company, and the former Avon shareholders became shareholders of the Company.

As a result, the Company acquired control of Avon and the acquisition will be accounted for under the acquisition method of accounting.

Transaction costs incurred by Natura through the completion of the transaction on January 3, 2020, are amounted to proximately R$ 112 million, which were expensed as incurred.

The following table summarizes the preliminary fair value calculation of the consideration transferred on January 3, 2020.

In millions of R$, except for the number of shares
Number of Avon common shares outstanding as of January 3, 2020	536,383,776
Multiplied by the Exchange Ratio of 0.600 Natura &Co shares per each Avon common share	321,830,266
Multiplied by the market price of Natura &Co shares on January 3, 2020	41.00

Consideration in the issuance of shares	13,195
Consideration transferred adjustment (*)	171

Fair value of estimated consideration to be transferred	13,366

(*)	Related to the effects of eventual replacement and settlement of share-based payment plans of Avon.

The Company is in the process of allocating the fair value of the consideration transferred to the identifiable assets and liabilities acquired also at fair value. The table below shows the Company’s preliminary allocation of the consideration transferred and the resulting goodwill. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences may be material.

The provision for contingencies amount shown in the table below corresponds to the historical amount recorded by Avon, since the Company is still in the process of estimating their fair value as well as identifying additional contingencies that may be required to be recorded in accordance with the provisions of paragraph 23 of IFRS 3 , i.e., contingencies that: (i) represent a present obligation arising from past events and (ii) can be reliably measured.

The following table summarizes the preliminary allocation of the consideration transferred on January 3, 2020.

In millions of R$
Total estimated consideration to be transferred:	13,366
(-) Fair value of acquired assets:
Cash and cash equivalent	2,636
Accounts receivable	1,135
Inventories	1,942
Other current assets	1,055
Assets held for sale	185
Property, plant and equipment	2,884
Income tax and deferred social contribution	667
Assets of right of use	580
Other non-current assets	475
Judicial deposits	284
Recoverable taxes	516
Employee benefit plan	553
Intangible	5,709
(+) Fair value of liabilities assumed:
Current Liabilities	6,094
Provision for contingencies	651
Long-term debt	7,082
Leasing	586
Deferred taxes	672
Other liabilities	809

(-) Net Assets	2,727
Non-controlling interest	28

Estimated preliminary goodwill	10,667

Goodwill represents the stronger market position and geographic regions that will result in a more diversified and balanced global portfolio, as well as future expected profitability and operational synergies such as supply, manufacturing, distribution and efficiency of the administrative structure and revenue growth.

34.2 Impacts of Convid-19

As of the date of this consolidated financial statement, the Company’s Management cannot predict the extent and duration of the measures adopted by governments in the countries in which the Company has operations and, therefore, cannot predict the direct and indirect impacts of COVID-19 on its business, results of operations and financial condition, including:

•	the impact of COVID-19 on our financial condition and results of operations, including trends and the overall economic outlook, capital and financial resources or liquidity position;

•	how future operations could be impacted;

•	the impact on costs or access to capital and funding resources and on ability to meet the covenants of credit agreements;

•	if the Company could incur any material COVID-19-related contingencies;

•	how COVID-19 could affect assets on the balance sheet and the ability to timely record those assets;

•	the anticipation of any material impairments, increases in allowances for credit losses, restructuring charges or other expenses;

•	any changes in accounting judgements that have had or are reasonably likely to have a material impact on this financial statement;

•	the impact on the demand for the Company’s products;

•	the impact on the Company’s supply chain;

•	the impact on the relationship between costs and revenues; and

•	other unforeseen impacts and consequences.

However, based on the uncertainties described above, the Company is closely monitoring the evolution of the pandemic caused by COVID-19. The Company created a Crisis Committees on several areas, including key Company’s employees to monitor, analyze and decide the actions to minimize impacts, ensuring the continuity of operations and promote health and safety for all people involved in the Company’s operations.

As of the date of the approval to issue this Company’s financial statement, since the beginning of the virus spread, and the consequent restrictive measures imposed by governments, such as closing non-essential trade and restricting the movement of people at borders, the Company has implemented some measures in all its operations, aligned with the government’s measures:

•	Incentive to the Company’s employees to work remotely and adoption of essential criteria to limit industrial and logistical operations;

•	Adoption of new security measures for operational workers, such as wear masks and procedures to leave people in a security distance between each other;

•	Stores closure, where and when required by the authorities;

•	Replanning sales cycles, prioritizing personal care items;

•	Speeding up the digitization of sales channels;

•	Wide dissemination of the digital magazine;

•	Change the minimum order criteria, initial kits and increased deadline for consultants’ payments; and

•	Daily monitoring of suppliers to ensure supply.

In addition to these measures, there is a Crisis Committee focused on finance impacts, which monitors the Company’s financial health, focusing on cash, covenants and results, proposing actions to minimize the inevitable reduction in sales. Among these actions, there are:

•	Cut discretionary expenses, such as consultancies and events;

•	Freezing the hires and salary increases;

•	Marketing expenses reduction;

•	Consumer discounts reduction;

•	Reductions in travel expenses;

•	Capital expenditures reduction; and

•	Negotiation with suppliers to extend payment terms.

The promissory notes issued by Natura &Co Holding on December 20, 2019 contain a covenant requiring the Company to maintain a certain indebtedness leverage ratio that required measurement in June 2020, however, as a result of COVID-19 impacts, the creditors of such notes have waived the requirement to measure such indebtedness ratio in June 2020.

The effects of the incentive plan that some governments are announcing, are also being monitored and included in the management’s projections.

The actions and decisions above are constantly under review by the management and the Committees, according to the global scenarios’ evolution.

34.3 Promissory notes issuance

The Company, as approved by the Board of Directors on April 29, 2020, issued on May 4, 2020, a single series of Promissory Notes in a total amount of R$ 500 million, with an interest rate of 100% of the CDI variation plus a spread of 3.25% p.a. and maturity date on date on May 4, 2021. At the same date, Natura Cosméticos S.A. issued a Promissory Notes in a total amount of R$ 250 million, with an interest rate of 100% of the CDI variation plus a spread of 3.25% p.a. and maturity date on date on May 4, 2021.

35.	APPROVAL OF FINANCIAL STATEMENTS

The Company’s financial statements were approved by the Board of Directors and authorized for issue at the meeting held on May 6, 2020.

The accompanying revised consolidated financial statements were approved and authorized for issue by the Company’s Board of Directors on September 30, 2020 solely to give retroactive effect to the presentation of segment information, and not to reflect any other subsequent events since May 6, 2020.